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As filed with the Securities and Exchange Commission on January 5, 2004.

Registration No. 333-107084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

K-SEA TRANSPORTATION PARTNERS L.P.
(Exact name of registrant as specified in its charter)

Delaware	4400	20-0194477
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3245 RICHMOND TERRACE
STATEN ISLAND, NEW YORK 10303
(718) 720-9306
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

TIMOTHY J. CASEY
PRESIDENT AND CHIEF EXECUTIVE OFFICER
K-SEA GENERAL PARTNER GP LLC
3245 RICHMOND TERRACE
STATEN ISLAND, NEW YORK 10303
(718) 720-9306
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JOSHUA DAVIDSON SEAN T. WHEELER BAKER BOTTS L.L.P. 910 LOUISIANA ONE SHELL PLAZA HOUSTON, TEXAS 77002-4995 (713) 229-1234	ROBERT V. JEWELL DAVID C. BUCK ANDREWS KURTH LLP 600 TRAVIS, SUITE 4200 HOUSTON, TEXAS 77002 (713) 220-4200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common units representing limited partner interests	$94,587,500	$7,652.13(3)

(1)
Includes common units issuable upon exercise of the underwriters' over-allotment option.
(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(3)
An aggregate of $7,489.32 of the registration fee was previously paid with the filings of the Registration Statement on July 16, 2003 and November 13, 2003.

                The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

PROSPECTUS	Subject to completion dated	January 2, 2004

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

K-Sea Transportation Partners L.P.

3,500,000 Common Units
Representing Limited Partner Interests

We are a partnership recently formed to provide refined petroleum product marine transportation, distribution and logistics services in the northeastern United States and the Gulf of Mexico. This is the initial public offering of our common units. We expect the initial public offering price to be between $21.50 and $23.50 per common unit. Holders of common units are entitled to receive distributions of available cash of $0.50 per quarter, or $2.00 on an annualized basis, before any distributions are paid on our subordinated units, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. The common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "KSP."

We believe that conducting our operations through a publicly traded limited partnership will offer access to the public equity and debt capital markets, a lower cost of capital for further expansions and acquisitions, an enhanced ability to use our equity securities as consideration in future acquisitions and an overall lower effective income tax rate to our unitholders.

Investing in our common units involves risk. Please read "Risk Factors" beginning on page 18.

These risks include the following:

  •
  We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

  •
  Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if those provisions were modified or repealed.

  •
  We must make substantial expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution.

  •
  A decline in demand for, and the level of consumption of, refined petroleum products, particularly in the East Coast and Gulf Coast regions, could cause demand for tank vessel capacity and charter rates to decline, which would decrease our revenues and profitability.

  •
  K-Sea General Partner L.P. and its affiliates have conflicts of interests and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders.

  •
  Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

  •
  You will experience immediate and substantial dilution of $7.22 per common unit.

  •
  Our partnership agreement currently limits the ownership of our partnership interests by individuals or entities that are not U.S. citizens. This restriction could limit the liquidity of our common units.

  •
  You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to K-Sea Transportation Partners L.P.	$	$

(1)
Includes structuring fees of an aggregate of $            .

We have granted the underwriters a 30-day option to purchase up to 525,000 common units on the same terms and conditions as set forth above to cover over-allotments of common units, if any. The net proceeds from any exercise of the underwriters' over-allotment option will be used to redeem an equal number of common units from an affiliate of our general partner.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the common units on or about            , 2004.

LEHMAN BROTHERS                               UBS INVESTMENT BANK

MCDONALD INVESTMENTS INC.
RAYMOND JAMES
JEFFERIES & COMPANY, INC.

                         , 2004

PROSPECTUS SUMMARY	1
K-Sea Transportation Partners L.P.	1
The Transactions	5
Summary of Conflicts of Interest and Fiduciary Duties	9
The Offering	11
Summary Historical and Pro Forma Financial and Operating Data	14
RISK FACTORS	18
Risks Inherent in Our Business	18
We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.	18
The assumptions underlying the financial forecast we include in "Cash Available for Distribution—Forecasted Available Cash from Operating Surplus" are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.	18
Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if those provisions were modified or repealed.	19
We must make substantial expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution.	19
Our general partner is required to deduct from operating surplus each quarter estimated maintenance expenditures, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.	20
Capital expenditures and other costs necessary to operate and maintain a vessel vary depending on the age of the vessel and changes in governmental regulations, safety or other equipment standards.	20
A decline in demand for, and level of consumption of, refined petroleum products, particularly in the East Coast and Gulf Coast regions, could cause demand for tank vessel capacity and charter rates to decline, which would decrease our revenues and profitability.	20
Marine transportation is an inherently risky business.	21
Our insurance may not be adequate to cover our losses.	21
We rely on a limited number of customers for a significant portion of our revenues. The loss of any of these customers could adversely affect our business and operating results.	22
Because we obtain some of our insurance through protection and indemnity associations, we also may be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations.	22
We may not be able to renew time charters, consecutive voyage charters, contracts of affreightment and bareboat charters when they expire.	22
Voyage charters may not be available at rates that will allow us to operate our vessels profitably.	22
Our purchase of existing vessels carries risks associated with the quality of those vessels.	23
We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.	23

i

Terrorist attacks have resulted in increased costs and have disrupted our business. Continued hostilities in the Middle East or other sustained military campaigns may adversely impact our results of operations.	23
We depend upon unionized labor for the provision of our services. Any work stoppages or labor disturbances could disrupt our business.	24
Increased competition in the domestic tank vessel industry could result in reduced profitability and loss of market share for us.	24
Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.	24
Delays or cost overruns in the construction of a new vessel or the modification of existing vessels could adversely affect our business. Cash flows from new or retrofitted vessels may not be immediate or as high as expected.	24
We may not be able to grow or effectively manage our growth.	25
We depend on key personnel for the success of our business.	25
Changes in international trade agreements could affect our ability to provide marine transportation services at competitive rates.	26
Due to our lack of asset diversification, adverse developments in our marine transportation business would reduce our ability to make distributions to our unitholders.	26
Risks Inherent in an Investment in Us	26
K-Sea General Partner L.P. and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders.	26
Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.	27
Our general partner's discretion in establishing cash reserves may reduce the amount of cash available for distribution to you.	27
You will experience immediate and substantial dilution of $7.22 per common unit.	28
We may issue additional common units without your approval, which would dilute your ownership interests.	28
Our partnership agreement currently limits the ownership of our partnership interests by individuals or entities that are not U.S. citizens. This restriction could limit the liquidity of our common units.	29
Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.	29
Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.	29
Cost reimbursements due our general partner and its affiliates will reduce cash available for distribution to you.	29
You may not have limited liability if a court finds that unitholder action constitutes control of our business.	30
Restrictions in our debt agreements may prevent us from engaging in some beneficial transactions or paying distributions.	30
The control of our general partner may be transferred to a third party without unitholder consent.	31
The partners of K-Sea Investors L.P. and their affiliates may engage in activities that compete directly with us.	31

Unitholders may have limited liquidity for their common units.	31
Tax Risks	31
The IRS could treat us as a corporation for tax purposes, which would substantially reduce cash available for distribution to unitholders.	31
A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units, and the costs of any contest will be borne by us and, therefore, indirectly by our unitholders and our general partner.	32
You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.	32
Tax gain or loss on the disposition of our common units could be different than expected.	32
Tax-exempt entities and regulated investment companies face unique tax issues from owning common units that may result in adverse tax consequences to them.	33
We will register as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.	33
We will treat each purchaser of common units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.	33
You will likely be subject to state and local taxes and return filing requirements as a result of investing in our common units.	33
Recently enacted tax legislation may make investments in corporations more attractive when compared to an investment in our common units.	33
USE OF PROCEEDS	34
CAPITALIZATION	35
DILUTION	36
CASH DISTRIBUTION POLICY	37
Distributions of Available Cash	37
Operating Surplus and Capital Surplus	37
Subordination Period	39
Distributions of Available Cash From Operating Surplus During the Subordination Period	41
Distributions of Available Cash From Operating Surplus After the Subordination Period	41
Incentive Distribution Rights	41
Percentage Allocations of Available Cash From Operating Surplus	42
Distributions from Capital Surplus	42
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels	43
Distributions of Cash Upon Liquidation	44
CASH AVAILABLE FOR DISTRIBUTION	46
General	46
Estimated Available Cash from Operating Surplus	46
Forecasted Available Cash from Operating Surplus	47
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA	55
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	58
Overview	58

Definitions	59
Results of Operations	61
Liquidity and Capital Resources	67
Inflation	75
Related Party Transactions	75
Seasonality	75
Critical Accounting Policies	76
New Accounting Pronouncements	77
Quantitative and Qualitative Disclosures about Market Risk	79
OVERVIEW OF THE DOMESTIC TANK VESSEL INDUSTRY	80
Introduction	80
The Domestic Tank Vessel Fleet	80
Demand for Domestic Tank Vessel Services	81
Transportation of Refined Petroleum Products	82
Types of Tank Vessels	82
Tugboats	85
Integrated Tug-Barge Units	86
BUSINESS	87
Our Partnership	87
Industry Trends	88
Business Strategies	89
Competitive Strengths	89
Risk Factors	90
Our Customers	91
Our Vessels	91
Bunkering	93
Preventative Maintenance	94
Safety	94
Ship Management, Crewing and Employees	95
Classification, Inspection and Certification	96
Insurance Program	96
Competition	97
Regulation	98
Seasonality	103
Properties	104
Legal Proceedings	104
MANAGEMENT	105
Management of K-Sea Transportation Partners L.P.	105
Directors and Executive Officers of K-Sea General Partner GP LLC	106
Reimbursement of Expenses of Our General Partner	107
Executive Compensation	107

Employment Agreements	107
Compensation of Directors	108
Long-Term Incentive Plan	108
Unit Purchase Plan	110
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	111
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	113
Distributions and Payments to Our General Partner and Its Affiliates	113
Agreements Governing the Transactions	114
Omnibus Agreement	115
CONFLICTS OF INTEREST AND FIDUCIARY DUTIES	116
Conflicts of Interest	116
Fiduciary Duties	118
DESCRIPTION OF THE COMMON UNITS	121
The Units	121
Transfer Agent and Registrar	121
Restrictions on Foreign Ownership	121
Transfer of Common Units	121
DESCRIPTION OF THE SUBORDINATED UNITS	123
Cash Distribution Policy	123
Conversion of the Subordinated Units	123
Distributions Upon Liquidation	123
Limited Voting Rights	123
Restrictions on Foreign Ownership	123
THE PARTNERSHIP AGREEMENT	124
Organization and Duration	124
Purpose	124
Power of Attorney	124
Capital Contributions	125
Limited Liability	125
Foreign Ownership	126
Voting Rights	127
Issuance of Additional Securities	128
Amendment of the Partnership Agreement	130
Merger, Sale or Other Disposition of Assets	132
Termination and Dissolution	132
Liquidation and Distribution of Proceeds	133
Withdrawal or Removal of Our General Partner	133
Transfer of General Partner Interest	134
Transfer of Incentive Distribution Rights	135
Transfer of Ownership Interests in Our General Partner and in K-Sea General Partner GP LLC	135

v

Change of Management Provisions	135
Limited Call Right	136
Meetings; Voting	136
Status as Limited Partner or Assignee	137
Non-citizen Assignees; Redemption	137
Indemnification	138
Reimbursement of Expenses	138
Books and Reports	138
Right to Inspect Our Books and Records	139
Registration Rights	139
UNITS ELIGIBLE FOR FUTURE SALE	140
MATERIAL TAX CONSEQUENCES	142
Partnership Status	142
Limited Partner Status	144
Tax Consequences of Unit Ownership	144
Tax Treatment of Operations	148
Disposition of Common Units	149
Tax-Exempt Organizations and Other Investors	151
Administrative Matters	152
State, Local, Foreign and Other Tax Considerations	154
INVESTMENT IN K-SEA TRANSPORTATION PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS	155
UNDERWRITING	156
Commissions and Expenses	156
Indemnification	156
Over-Allotment Option	157
Lock-Up Agreements	157
Stabilization, Short Positions and Penalty Bids	157
Listing	158
Public Market	158
Affiliations	159
NASD Conduct Rules	159
Discretionary Sales	159
Electronic Distribution	159
Directed Unit Program	159
VALIDITY OF THE COMMON UNITS	160
EXPERTS	160
WHERE YOU CAN FIND MORE INFORMATION	160

FORWARD-LOOKING STATEMENTS	161
INDEX TO FINANCIAL STATEMENTS	F-1

APPENDIX A—	Form of Second Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P.	A-1
APPENDIX B—	Form of Application for Transfer of Common Units	B-1
APPENDIX C—	Glossary of Terms	C-1
APPENDIX D—	Estimated Available Cash from Operating Surplus	D-1

        Until            , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes (1) an initial public offering price of $22.50 per common unit and (2) that the underwriters' over-allotment option is not exercised. You should read "—Summary of Risk Factors" beginning on page 3 and "Risk Factors" beginning on page 18 for information about important factors that you should consider before buying the common units. We include a glossary of some of the terms used in this prospectus in Appendix C.

K-Sea Transportation Partners L.P.

        We are a leading provider of refined petroleum product marine transportation, distribution and logistics services in the northeastern United States. Our fleet of 35 tank barges, 3 tankers and 18 tugboats serves a wide range of customers, including major oil companies, oil traders and refiners. With over two million barrels of capacity, we believe we own and operate the third-largest ocean-going tank barge fleet in the United States as measured by barrel-carrying capacity.

        Tank vessels, which include tank barges and tankers, are a critical link in the refined petroleum product distribution chain. Tank vessels transport gasoline, diesel fuel, heating oil, asphalt and other products from refineries and storage facilities to a variety of destinations, including other refineries, distribution terminals, power plants and ships. Although pipelines are a key component in the distribution chain, they do not reach all markets, may lack sufficient capacity to meet demand and are not capable of transporting all refined petroleum products. Trucks and rail cars are generally a less cost-effective means of transportation than tank vessels. Many areas along the East Coast have access to refined petroleum products only by using marine transportation as a link in their distribution chain.

        For the fiscal year ended June 30, 2003, our fleet transported approximately 100 million barrels of refined petroleum products for our customers, including BP, ChevronTexaco, ConocoPhillips and ExxonMobil. Our six largest customers in fiscal 2003 have been doing business with us for over 10 years on average. We do not assume ownership of any of the products we transport. During fiscal 2003 and the first quarter of fiscal 2004, we derived approximately 70% of our revenue from longer-term contracts that are generally for periods of one year or more.

        We have a high-quality, well-maintained fleet. Approximately 53% of our barrel-carrying capacity is double-hulled, as compared to an industry average of approximately 30% for all U.S.-flag coastwise and ocean-going tank vessels. By December 2004, we expect that approximately 72% of our barrel-carrying capacity will be double-hulled, after giving effect to the delivery of a new tank barge presently under construction, the completion of two current tank barge modification projects and the phase-out of three single-hull tank barges. Furthermore, after December 2004, we will be permitted to continue to operate our remaining single-hull tank vessels until January 1, 2015 in compliance with the Oil Pollution Act of 1990, or OPA 90, which mandates the phase-out of all single-hull tank vessels transporting petroleum and petroleum products in U.S. waters. All of our vessels operate under the U.S. flag, and all but three are qualified to transport cargo between U.S. ports under the Jones Act, the federal statutes that restrict foreign owners from operating in the U.S. marine transportation industry.

        We believe the following industry trends create a positive outlook for us:

  •
  Refined petroleum product consumption is rising. The Energy Information Administration projects that refined petroleum product consumption in the East Coast region of the United States will increase by an average of approximately 1.7% per year from 2004 to 2025. The demand for refined petroleum products in the East Coast region is currently higher than in any other region of the United States. In 2002, the East Coast region consumed 5.9 million barrels of refined petroleum products per day, or 29.7% of the total average daily consumption in the United States.

  •
  OPA 90 is expected to reduce the domestic supply of tank vessels. Under OPA 90, approximately 27% of the current barrel-carrying capacity of the domestic tank vessel fleet must be retired or retrofitted between January 1, 2004 and January 1, 2007, and an additional approximately 38% must be retired or retrofitted at varying times between then and January 1, 2015. In the aggregate, OPA 90 mandates the retirement or retrofitting of approximately 17.9 million barrels of capacity between January 1, 2004 and January 1, 2007 and approximately 25.5 million barrels of capacity at varying times between then and January 1, 2015. At the present time, we believe approximately 8.4 million barrels of newbuild capacity are currently under contract for construction. We believe it takes approximately 12 to 24 months to design, contract for and construct a new tank vessel.

  •
  The domestic tank vessel industry is consolidating. Over the past decade, the domestic tank vessel industry has undergone meaningful consolidation through acquisitions and other arrangements among tank vessel owners. In addition, major integrated oil and gas companies, which comprise the majority of our customer base, continue to increase their focus on their core competencies, divesting tank vessel assets and outsourcing petroleum product transportation operations. The continuation of these trends would provide us with opportunities to acquire additional assets and add customers.

  •
  Customers are placing greater emphasis on environmental and safety concerns. Our customers are increasingly selective in their choice of tank vessel operators and place particular emphasis on strong environmental and safety records and operating performance.

        Since the founding of our predecessor company in 1959, we have played an increasingly significant role in the transportation of refined petroleum products in the northeastern United States. In April 1999, our predecessor company was acquired from its founders by members of its senior management team and a private equity investment group. Since April 1999, when the company ceased being a family-owned business, we have acquired 18 tank vessels in 9 separate transactions, significantly increased our market share and improved operating and financial performance. During the period from April 30, 1999 to September 30, 2003, we increased the total barrel-carrying capacity of our fleet, net of vessel sales and retirements, from approximately 1.1 million barrels to approximately 2.3 million barrels, while improving our cost structure and increasing the net utilization of the tank vessels we operate from 75% to 88%. For selected financial information regarding the period from April 30, 1999 to September 30, 2003, please read "Selected Historical and Pro Forma Financial and Operating Data" beginning on page 55.

        For the fiscal year ended June 30, 2003 and the three months ended September 30, 2003, on a pro forma basis for the initial public offering and related transactions, we generated total revenues of $87.7 million and $23.4 million, respectively, net income of $11.6 million and $3.0 million, respectively, and earnings before interest, taxes, depreciation, amortization and net (gain) loss on reduction of debt, or EBITDA, of $30.3 million and $7.7 million, respectively. Please read "—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures" beginning on page 16 for an explanation of EBITDA and a reconciliation of EBITDA to net income and net cash provided by operating activities.

Business Strategies

        Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

  •
  maintain safe, low-cost and efficient operations;

  •
  balance our fleet deployment between longer-term contracts and shorter-term business in an effort to provide stable cash flows through business cycles, while preserving flexibility to respond to changing market conditions;

  •
  maximize fleet utilization and improve productivity;

  •
  attract and maintain customers by adhering to high standards of performance, reliability and safety; and

  •
  expand our fleet through newbuildings and accretive and strategic acquisitions.

Competitive Strengths

        We believe we are well positioned to execute our business strategies successfully because of the following competitive strengths:

  •
  a large, versatile fleet that enables us to maximize utilization and provide comprehensive customer service;

  •
  a significant percentage of double-hull tank vessels in relation to the industry average, which should benefit us given the projected decrease in tank vessel capacity due to OPA 90;

  •
  a reputation for high standards of performance, reliability and safety, which fosters long-term customer relationships with major oil companies, oil traders and refiners;

  •
  a proven track record of successfully acquiring and integrating vessels and businesses;

  •
  the financial flexibility to pursue acquisitions and other expansion opportunities through the issuance of additional common units and borrowings under our new credit agreement; and

  •
  a management team with an average of over 20 years experience in the maritime transportation industry.

Summary of Risk Factors

        An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Those risks are described under the caption "Risk Factors" beginning on page 18 and include:

  Risks Inherent in Our Business

  •
  We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

  •
  The assumptions underlying the financial forecast we include in "Cash Available for Distribution—Forecasted Available Cash from Operating Surplus" are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

  •
  Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if those provisions were modified or repealed.

  •
  We must make substantial expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution.

  •
  Our general partner is required to deduct from operating surplus each quarter estimated maintenance expenditures, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

  •
  Capital expenditures and other costs necessary to operate and maintain a vessel vary depending on the age of the vessel and changes in governmental regulations, safety or other equipment standards.

  •
  A decline in demand for, and level of consumption of, refined petroleum products, particularly in the East Coast and Gulf Coast regions, could cause demand for tank vessel capacity and charter rates to decline, which would decrease our revenues and profitability.

  •
  Marine transportation is an inherently risky business.

  •
  Our insurance may not be adequate to cover our losses.

  •
  We rely on a limited number of customers for a significant portion of our revenues. The loss of any of these customers could adversely affect our business and operating results.

  Risks Inherent in an Investment in Us

  •
  K-Sea General Partner L.P. and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders.

  •
  Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

  •
  Our general partner's discretion in establishing cash reserves may reduce the amount of cash available for distribution to you.

  •
  You will experience immediate and substantial dilution of $7.22 per common unit.

  •
  We may issue additional common units without your approval, which would dilute your ownership interests.

  •
  Our partnership agreement currently limits the ownership of our partnership interests by individuals or entities that are not U.S. citizens. This restriction could limit the liquidity of our common units.

  Tax Risks

  •
  The IRS could treat us as a corporation for tax purposes, which would substantially reduce cash available for distribution to unitholders.

  •
  A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units, and the costs of any contest will be borne by us and, therefore, indirectly by our unitholders and our general partner.

  •
  You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

  •
  Tax gain or loss on the disposition of our common units could be different than expected.

The Transactions

General

        We have recently been formed as a Delaware limited partnership to own and operate the refined petroleum product marine transportation, distribution and logistics business currently conducted by K-Sea Transportation LLC, EW Holding Corp. and K-Sea Transportation Corp. At the closing of this offering, the following transactions will occur:

  •
  K-Sea Transportation LLC, EW Holding Corp. and K-Sea Transportation Corp. will contribute substantially all of their assets and liabilities to us or our subsidiaries in exchange for 665,000 common units and 4,165,000 subordinated units representing an aggregate 56.8% limited partner interest in us, a 2% general partner interest in us, and all of our incentive distribution rights, which entitle the general partner to increasing percentages of the cash we distribute in excess of $0.55 per unit per quarter.

  •
  We will issue 3,500,000 common units to the public in this offering, representing a 41.2% limited partner interest in us, and will use the proceeds to repay debt.

  •
  All of the employees of K-Sea Transportation LLC, EW Holding Corp. and K-Sea Transportation Corp. will become employees of K-Sea Transportation Inc., one of our subsidiaries.

  •
  K-Sea Operating Partnership L.P., one of our subsidiaries, will enter into a new $47.0 million senior secured credit agreement, consisting of a $10.0 million working capital facility, a $30.0 million acquisition facility and a $7.0 million letter of credit facility. K-Sea Operating Partnership L.P. will also assume all of K-Sea Transportation LLC's and EW Holding Corp.'s obligations under the $39.8 million in bonds issued under Title XI of the Merchant Marine Act of 1936. Although the Title XI borrowings currently prohibit the payment of distributions except in very limited circumstances, we expect to restructure this indebtedness at or prior to the closing of this offering as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Title XI Borrowings" beginning on page 70.

  •
  K-Sea Investors L.P. and certain of its controlled affiliates will agree not to compete with us and to indemnify us for certain pre-closing liabilities.

        We believe that conducting our operations through a publicly traded limited partnership will offer us the following advantages:

  •
  access to the public equity and debt capital markets;

  •
  a lower cost of capital for further expansions and acquisitions;

  •
  an enhanced ability to use equity securities as consideration in future acquisitions; and

  •
  an overall lower effective income tax rate to our unitholders.

        References in this prospectus to "K-Sea Transportation Partners L.P.," "we," "our," "us" or like terms when used in a historical context refer to the assets of K-Sea Transportation LLC and its subsidiaries that are being contributed to K-Sea Transportation Partners L.P. and its subsidiaries in connection with the offering. When used in the present tense or prospectively, those terms refer to K-Sea Transportation Partners L.P.

Holding Company Structure

        As is common with publicly traded limited partnerships and in order to maximize operational flexibility, we will conduct our operations through subsidiaries. We will have three subsidiaries initially: K-Sea Operating Partnership L.P., a limited partnership that will conduct all of our operations that generate qualifying income for federal income tax purposes; K-Sea OLP GP LLC, its general partner; and K-Sea Transportation Inc., a corporation that will conduct operations that do not generate qualifying income for federal income tax purposes. In order to be treated as a partnership for federal income tax purposes, we must generate at least 90% of our gross income from certain qualifying sources, such as the transportation and processing of crude oil, natural gas and products thereof. Activities that do not generate qualifying income can be placed in a corporate subsidiary. Revenue from activities conducted by our corporate subsidiary will be taxed at the applicable corporate tax rate. Dividends received from a corporate subsidiary are qualifying income. For a more complete description of this qualifying income requirement, please read "Material Tax Consequences—Partnership Status" beginning on page 142.

Organizational Charts Before and After the Transactions

        The following diagrams depict our current organizational structure and our organizational structure after giving effect to the transactions.

Organizational Structure Before the Transactions

Organizational Structure After the Transactions

Individual investors and funds managed by Jefferies Capital Partners/ FS Private Investments LLC
100% Ownership Interest
K-Sea Investors L.P. and Management
Public Unitholders
3,500,000 Common Units
41.2% Limited Partner Interest
100% Ownership Interest
100% Ownership Interest
K-Sea Transportation LLC
665,000 Common Units
2,983,182 Subordinated Units
K-Sea General Partner GP LLC
99.99% Limited Partner Interest
0.01% General Partner Interest
100% Ownership Interest
42.9% Limited Partner Interest
K-Sea General Partner L.P.
(the General Partner)
Incentive Distribution Rights
Subsidiaries of K-Sea Transportation LLC
1,181,818 Subordinated Units
2% General Partner Interest
13.9% Limited Partner Interest
K-Sea Transportation Partners L.P.
(the Partnership)
100% Ownership Interest
K-Sea OLP GP LLC
99.99% Limited Partner Interest
0.01% General Partner Interest
K-Sea Operating Partnership L.P.
(the Operating Partnership)
100% Ownership Interest
K-Sea Transportation Inc.

Management and Ownership Before and After the Transactions

        K-Sea General Partner GP LLC, as the general partner of our general partner, will manage our operations and activities. The executive officers and directors of K-Sea General Partner GP LLC, other than Mr. Brian P. Friedman, currently serve as executive officers and directors of K-Sea Transportation LLC. For more information about these individuals, including Mr. Friedman, please read "Management—Directors and Executive Officers of K-Sea General Partner GP LLC" beginning on page 106.

        Neither our general partner nor the board of directors of K-Sea General Partner GP LLC will be elected by our unitholders. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect the directors of K-Sea General Partner GP LLC. None of our directors, other than Mr. Friedman, has been a director of a publicly traded company. Furthermore, none of our executive officers has any experience managing and operating a publicly traded company.

        Our general partner will not receive any management fee or other compensation in connection with its management of our business but will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. Our general partner is also entitled to distributions on its general partner interest and, if specified requirements are met, on its incentive distribution rights. Please read "Certain Relationships and Related Transactions" beginning on page 113.

        K-Sea Investors L.P. indirectly owns a 91% economic interest in K-Sea Transportation LLC. After the transactions, K-Sea Investors L.P. will own a 90% economic interest in K-Sea General Partner GP LLC. K-Sea Investors L.P. is owned by individual investors and funds managed by FS Private Investments LLC d/b/a Jefferies Capital Partners. Jefferies Capital Partners, together with its affiliates, is a private investment firm with more than $600 million in committed equity capital. The general partner of K-Sea Investors L.P., Park Avenue Transportation Inc., is owned by Mr. Friedman and Mr. James Luikart, who are the managing members of Jefferies Capital Partners.

Principal Executive Offices and Internet Address

        Our principal executive offices are located at 3245 Richmond Terrace, Staten Island, New York 10303, and our phone number is (718) 720-9306. Our website is located at http://www.k-sea.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

        K-Sea General Partner L.P., our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a "fiduciary" duty. However, because K-Sea General Partner GP LLC, the general partner of our general partner, is owned by management and K-Sea Investors L.P., the officers and directors of K-Sea General Partner GP LLC who manage and operate our general partner have fiduciary duties to manage the business of K-Sea General Partner GP LLC in a manner beneficial to management and K-Sea Investors L.P. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read "Conflicts of Interest and Fiduciary Duties" beginning on page 116.

        Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duty. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

        For a description of our other relationships with our affiliates, please read "Certain Relationships and Related Transactions" beginning on page 113.

The Offering

Common units offered to the public	3,500,000 common units.
4,025,000 common units if the underwriters exercise their over-allotment option in full.

Our partnership agreement currently limits ownership by non-U.S. citizens to 15% of our partnership interests. The underwriters have agreed that they will not knowingly offer any common units to non-U.S. citizens.
Units outstanding after this offering	4,165,000 common units and 4,165,000 subordinated units, each representing a 49% limited partner interest in us.
Use of proceeds
We intend to use the net proceeds of this offering to repay $68.8 million in debt, to pay $2.4 million of expenses associated with this offering and related transactions and for general partnership purposes. The net proceeds from any exercise of the underwriters' over-allotment option will be used to redeem from K-Sea Transportation LLC a number of common units equal to the number of common units issued upon exercise of that option at a price per common unit equal to the proceeds per common unit before expenses but after underwriting discounts and commissions.
Cash distributions
We intend to make minimum quarterly distributions of $0.50 per common unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:
• first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.50 plus any arrearages from prior quarters;
• second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.50; and
• third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received an aggregate distribution of $0.55.

If cash distributions exceed $0.55 per unit in a quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions."

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions.
We refer to this cash as "available cash," and we define its meaning in our partnership agreement and in the glossary of terms attached as Appendix C. The amount of available cash may be greater than or less than the minimum quarterly distribution.

Our estimated available cash from operating surplus generated during fiscal 2003 and the three months ended September 30, 2003, on a pro forma basis assuming the offering and related transactions occurred on July 1, 2002 and July 1, 2003, respectively, would have been $17.3 million and $4.3 million, respectively. These amounts would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units and subordinated units. Please read "Cash Available for Distribution—Estimated Available Cash from Operating Surplus" beginning on page 46 and Appendix D to this prospectus.

We have included a forecast of our cash available for distribution for the twelve months ending December 31, 2004 in "Cash Available for Distribution—Forecasted Available Cash from Operating Surplus" beginning on page 47. We believe, based on our financial forecast, that we will have sufficient cash from operations, including working capital borrowings, to enable us to pay the full minimum quarterly distribution of $0.50 on all units for each quarter through December 31, 2004.
Subordination period
During the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distributions plus any arrearages from prior quarters. The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2008.
When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.
Early conversion of subordinated units
If we meet the financial tests described in the partnership agreement for any three consecutive four-quarter periods ending on or after December 31, 2006, 25% of the subordinated units will convert into common units. If we meet these tests for any three consecutive four-quarter periods ending on or after December 31, 2007, an additional 25% of the subordinated units will convert into common units. The second early conversion of the subordinated units may not occur until at least one year after the first early conversion.

Issuance of additional units
In general, during the subordination period we can issue up to 2,082,500 additional common units, or 50% of the common units outstanding immediately after this offering, without obtaining unitholder approval. We can also issue an unlimited number of common units for acquisitions, capital improvements and debt repayments that increase cash flow from operations per unit on a pro forma or estimated pro forma basis.
Voting rights
Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or the directors of its general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.
Limited call right
If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right.
Estimated ratio of taxable income to distributions
We estimate that if you hold the common units you purchase in this offering through December 31, 2006, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $2.00 per unit, we estimate that your allocable federal taxable income per year will be no more than $0.40 per unit. Please read "Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions" beginning on page 145 for the basis of this estimate.
Material tax consequences
For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Tax Consequences" beginning on page 142.
Exchange listing	The common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "KSP."
Underwriting	For a discussion of the underwriting arrangements with respect to the offering, please read "Underwriting" beginning on page 156.

Summary Historical and Pro Forma Financial and Operating Data

        The following table presents summary historical financial and operating data of our predecessor, K-Sea Transportation LLC, and pro forma financial data of K-Sea Transportation Partners L.P., in each case for the periods and as of the dates indicated. The summary historical financial data of K-Sea Transportation LLC as of September 30, 2003 and for the three months ended September 30, 2002 and 2003 are derived from the unaudited consolidated financial statements of K-Sea Transportation LLC. The summary historical financial data for K-Sea Transportation LLC as of and for the fiscal years ended June 30, 2001, 2002 and 2003 are derived from the audited consolidated financial statements of K-Sea Transportation LLC.

        The unaudited pro forma consolidated financial statements of K-Sea Transportation Partners L.P. give pro forma effect to the contribution of substantially all of the assets and liabilities of K-Sea Transportation LLC and its subsidiaries to K-Sea Operating Partnership L.P., the completion of this offering and the use of the net proceeds of the offering to retire indebtedness. The summary pro forma financial data presented as of and for the fiscal year ended June 30, 2003 and as of and for the three months ended September 30, 2003 are derived from our unaudited pro forma consolidated financial statements. The pro forma balance sheet data assumes the offering and related transactions occurred as of September 30, 2003. The pro forma income statement data for the fiscal year ended June 30, 2003 and for the three months ended September 30, 2003 assumes the offering and related transactions occurred on July 1, 2002 and July 1, 2003, respectively. A more complete explanation of the pro forma data can be found in our unaudited pro forma consolidated financial statements.

        The following table presents two financial measures, net voyage revenue and EBITDA, which we use in our business. These financial measures are not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain these measures below and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in "—Non-GAAP Financial Measures" beginning on page 16.

        We define maintenance capital expenditures as capital expenditures required to maintain, over the long term, the operating capacity of our fleet, and expansion capital expenditures as those capital expenditures that increase, over the long term, the operating capacity of our fleet. Examples of maintenance capital expenditures include costs related to drydocking a vessel, retrofitting an existing vessel or acquiring a new vessel to the extent such expenditures maintain the operating capacity of our fleet. If, however, capital expenditures associated with retrofitting an existing vessel or acquiring a new vessel increase the operating capacity of our fleet over the long term, whether through increasing our aggregate barrel-carrying capacity, improving the operational performance of a vessel or otherwise, those capital expenditures would be classified as expansion capital expenditures.

        Drydocking expenditures are more extensive in nature than normal routine maintenance and, therefore, are capitalized and amortized over three years. For more information regarding our accounting treatment of drydocking expenditures, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Amortization of Drydocking Expenditures" beginning on page 76.

        The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 58.

	K-Sea Transportation LLC Historical					K-Sea Transportation Partners L.P. Pro Forma
	Years Ended June 30,			Three Months Ended September 30,
							Three Months Ended September 30, 2003
						Year Ended June 30, 2003
	2001	2002	2003	2002	2003
	(in thousands, except per unit and operating data)
Income Statement Data:
Voyage revenue	$77,418	$75,700	$83,942	$19,687	$22,889	$83,942	$22,889
Bareboat charter and other revenue	4,866	3,387	3,753	668	542	3,753	542

Total revenues	82,284	79,087	87,695	20,355	23,431	87,695	23,431
Voyage expenses	12,098	11,395	14,151	3,037	4,310	14,151	4,310
Vessel operating expenses	34,176	32,684	36,326	9,040	9,405	36,326	9,405
General and administrative expenses	5,954	6,384	7,047	1,799	1,989	7,047	1,989
Depreciation and amortization	10,591	14,805	16,293	4,129	4,054	16,045	3,992
Net (gain) loss on sale of vessels	169	(422)	(275)	88	—	(275)	—

Total operating expenses	62,988	64,846	73,542	18,093	19,758	73,294	19,696

Operating income	19,296	14,241	14,153	2,262	3,673	14,401	3,735
Interest expense (income), net	9,202	7,519	8,808	2,233	2,171	1,866	519
Net (gain) loss on reduction of debt(1)	—	(377)	4	—	—	4	—
Other expense (income), net	(10)	76	29	97	(33)	177	50

Income (loss) before provision for income taxes	10,104	7,023	5,312	(68)	1,535	12,354	3,166
Provision (benefit) for income taxes(2)	(132)	549	340	(4)	230	786	198

Net income (loss)	$10,236	$6,474	$4,972	$(64)	$1,305	$11,568	$2,968

Pro forma net income per unit:
Basic and diluted						$1.36	$0.35
Balance Sheet Data (at period end):
Vessels and equipment, net	$121,542	$115,304	$145,520	$125,757	$144,595	$144,368	$143,505
Total assets	136,462	184,730	178,328	180,648	185,775	176,032	183,149
Total debt	85,019	125,076	114,003	119,646	117,204	40,748	39,812
Members'/partners' equity	29,753	36,267	41,290	36,210	42,595	124,135	129,914
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$13,870	$16,417	$13,235	$1,370	$6,430
Investing activities(3)	(3,752)	(52,291)	(240)	4,321	(8,832)
Financing activities(3)	(8,956)	34,689	(12,984)	(5,683)	2,403
Other Financial Data:
Net voyage revenue	$65,320	$64,305	$69,791	$16,650	$18,579	$69,791	$18,579
EBITDA	29,897	28,970	30,417	6,294	7,760	30,269	7,677
Capital expenditures, including vessel acquisitions and drydocking expenditures:
Maintenance	$10,591	$7,405	$8,389	$1,846	$2,094	$8,389	$2,094
Expansion	1,101	6,682	7,814	475	1,796	7,814	1,796

Total capital expenditures	$11,692	$14,087	$16,203	$2,321	$3,890	$16,203	$3,890

Construction in progress	$1,991	$12,994	$18,703	$5,494	$6,832	$18,703	$6,832
Operating Data:
Number of barges (at period end)	35	34	35	34	35	35	35
Number of tankers (at period end)	5	3	3	3	3	3	3
Number of tugboats (at period end)	16	17	18	17	18	18	18
Total barrel-carrying capacity (in thousands at period end)	2,164	2,079	2,309	2,169	2,309	2,309	2,309
Net utilization(4)	84%	81%	87%	84%	88%	87%	88%
Average daily rate(5)	$7,208	$7,482	$7,468	$7,268	$7,940	$7,468	$7,940

(1)
The fiscal year ended June 30, 2002 includes a $572 gain on reduction of subordinated debt (and related accrued interest) owed to the seller of a vessel we purchased in 1999. This reduction resulted from a customer's exercise of an option to purchase the vessel, which was provided for in the 1999 purchase contract. The fiscal year ended June 30, 2003 also includes $195 in prepayment fees resulting from repayment of debt related to certain vessels that were sold during the year.

(2)
The fiscal year ended June 30, 2001 includes a deferred tax benefit of $2,575 resulting from a re-evaluation of our deferred tax liabilities resulting from a change in our approach to the allocation of income to the applicable tax jurisdictions.

(3)
The fourth quarter of fiscal 2002 includes $39.1 million of new Title XI borrowings and the investment of those funds into short-term U.S. government obligations pending delivery of newbuild tank barges.

(4)
"Net utilization" is a percentage equal to the total number of days actually worked by a tank vessel or group of tank vessels during a defined period, divided by the number of calendar days in the period multiplied by the total number of tank vessels operating or in drydock during that period.

(5)
"Average daily rate" equals the net voyage revenue earned by a tank vessel or group of tank vessels during a defined period, divided by the total number of days actually worked by that tank vessel or group of tank vessels during that period.

Non-GAAP Financial Measures

        We derive our voyage revenue from time charters, contracts of affreightment and voyage charters, which are described in more detail beginning on page 58. One of the principal distinctions among these types of contracts is whether the vessel operator or the customer pays for voyage expenses, which include fuel, port charges, pilot fees, tank cleaning costs and canal tolls. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the vessel operator, pay the voyage expenses, we typically pass these expenses on to our customers by charging higher rates under the contract or re-billing such expenses to them. As a result, although voyage revenue from different types of contracts may vary, the net revenue that remains after subtracting voyage expenses, which we call net voyage revenue, is comparable across the different types of contracts. Therefore, we principally use net voyage revenue, rather than voyage revenue, when comparing performance in different periods.

        EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

  •
  the financial performance of our assets without regard to financing methods, capital structures or historical cost basis;

  •
  the ability of our assets to generate cash sufficient to pay interest on our indebtedness and to make distributions to our partners;

  •
  our operating performance and return on invested capital as compared to those of other companies in the marine transportation business, without regard to financing methods and capital structure; and

  •
  our compliance with certain financial covenants included in our debt agreements.

        EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

        The following table presents a reconciliation of the non-GAAP financial measures of net voyage revenue and EBITDA to the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	K-Sea Transportation LLC Historical					K-Sea Transportation Partners L.P. Pro Forma
	Years Ended June 30,			Three Months Ended September 30,
							Three Months Ended September 30, 2003
						Year Ended June 30, 2003
	2001	2002	2003	2002	2003
	(in thousands)
Reconciliation of "Net voyage revenue" to "Voyage revenue":
Voyage revenue	$77,418	$75,700	$83,942	$19,687	$22,889	$83,942	$22,889
Voyage expenses	12,098	11,395	14,151	3,037	4,310	14,151	4,310

Net voyage revenue	$65,320	$64,305	$69,791	$16,650	$18,579	$69,791	$18,579

Reconciliation of "EBITDA" to "Net income":
Net income (loss)	$10,236	$6,474	$4,972	$(64)	$1,305	$11,568	$2,968
Depreciation and amortization	10,591	14,805	16,293	4,129	4,054	16,045	3,992
Interest expense, net	9,202	7,519	8,808	2,233	2,171	1,866	519
Net (gain) loss on reduction of debt	—	(377)	4	—	—	4	—
Provision (benefit) for income taxes	(132)	549	340	(4)	230	786	198

EBITDA	$29,897	$28,970	$30,417	$6,294	$7,760	$30,269	$7,677

Reconciliation of "EBITDA" to "Net cash provided by operating activities":
Net cash provided by operating activities	$13,870	$16,417	$13,235	$1,370	$6,430
Payment of drydocking expenditures	9,248	7,171	7,491	1,748	1,890
Interest paid	8,666	6,738	8,247	1,566	1,837
Income taxes paid	14	5	2	2	7
(Increase) decrease in operating working capital	(1,489)	(1,332)	1,716	1,205	(2,337)
Other, net	(412)	(29)	(274)	403	(67)

EBITDA	$29,897	$28,970	$30,417	$6,294	$7,760

RISK FACTORS

        Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus when evaluating an investment in our common units.

        If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

        We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

  •
  the level of consumption of refined petroleum products in the markets in which we operate;

  •
  the prices we obtain for our services;

  •
  the level of our operating costs, including payments to our general partner; and

  •
  prevailing economic conditions.

        In addition, the actual amount of cash we will have available for distribution will depend on other factors such as:

  •
  the level of capital expenditures we make, including for acquisitions, retrofitting of vessels and compliance with new regulations;

  •
  the restrictions contained in our debt instruments and our debt service requirements;

  •
  fluctuations in our working capital needs;

  •
  our ability to make working capital borrowings; and

  •
  the amount, if any, of reserves, including reserves for future capital expenditures and other matters, established by our general partner in its discretion.

        The amount of cash we have available for distribution depends primarily on our cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The assumptions underlying the financial forecast we include in "Cash Available for Distribution—Forecasted Available Cash from Operating Surplus" are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

        The financial forecast set forth in "Cash Available for Distribution—Forecasted Available Cash from Operating Surplus" beginning on page 47 includes our forecast of results of operations and cash flows for the twelve months ending December 31, 2004. The financial forecast has been prepared by management and we have not received an opinion or report on it from any independent accountants. In addition, our financial forecast includes a calculation of available cash from operating surplus based on the financial forecast. The assumptions underlying the financial forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If the forecasted results are not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on the common units or subordinated units, in which event the market price of the common units may decline materially.

Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if those provisions were modified or repealed.

        We are subject to the Jones Act and other federal laws that restrict maritime transportation between points in the United States to vessels built and registered in the United States and owned and manned by U.S. citizens. We are responsible for monitoring the ownership of our common units and other partnership interests. If we do not comply with these restrictions, we would be prohibited from operating our vessels in U.S. coastwise trade, and under certain circumstances we would be deemed to have undertaken an unapproved foreign transfer, resulting in severe penalties, including permanent loss of U.S. coastwise trading rights for our vessels, fines or forfeiture of the vessels. For information about the Jones Act and other maritime laws, please read "Business—Regulation—Coastwise Laws" beginning on page 102. For information about provisions in our partnership agreement relating to these laws, please read "The Partnership Agreement—Foreign Ownership" beginning on page 126.

        During the past several years, interest groups have lobbied Congress to repeal the Jones Act to facilitate foreign flag competition for trades and cargoes currently reserved for U.S.-flag vessels under the Jones Act and cargo preference laws. We believe that continued efforts will be made to modify or repeal the Jones Act and cargo preference laws currently benefiting U.S.-flag vessels. If these efforts are successful, it could result in increased competition, which could reduce our revenues and cash available for distribution.

We must make substantial expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution.

        We must make substantial capital expenditures, including drydocking expenses and the replacement or retrofitting of our single-hull vessels under OPA 90, to maintain the operating capacity of our fleet. We currently expect to spend approximately $8.6 million per year on drydocking expenses and other expenses to maintain the operating capacity of our fleet. Furthermore, we expect to spend approximately $26.1 million during the remaining three quarters of fiscal 2004 for:

  •
  the retrofit of the KTC 155 to a double-hull tank vessel;

  •
  the completion of the newbuild DBL 102;

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  the modification of the DBL 105 for petroleum transportation; and

  •
  certain other projects.

        Prior to January 1, 2015, we intend to retire or retrofit 16 single-hull vessels, which will represent approximately 28% of our barrel-carrying capacity after giving effect to the delivery of the DBL 102, the completion of the KTC 155 and DBL 105 projects described above, and the phase-out of three single-hull tank barges. We estimate that the current cost to replace the 28% of our operating capacity of those tank vessels with newbuildings and retrofits would range from $43.0 million to $50.0 million. At the time we make these expenditures, the actual cost could be higher due to inflation and other factors.

Our general partner is required to deduct from operating surplus each quarter estimated maintenance expenditures, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

        Our partnership agreement requires our general partner to deduct from operating surplus each quarter estimated maintenance capital expenditures as opposed to actual maintenance capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance capital expenditures, such as retrofitting or drydocking. Because of the substantial capital expenditures we intend to make by January 1, 2015, our initial annual estimated maintenance capital expenditures for purposes of calculating operating surplus will include $1.0 million to reduce the fluctuation in operating surplus that would otherwise be caused by the required expenditures. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, as we expect will be the case in some years until we actually make expenditures for the OPA 90 replacements and retrofitting, the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus.

Capital expenditures and other costs necessary to operate and maintain a vessel vary depending on the age of the vessel and changes in governmental regulations, safety or other equipment standards.

        Capital expenditures and other costs necessary to operate and maintain a vessel increase with the age of the vessel. In addition, changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. For example, we may be required to make significant expenditures for alterations or the addition of new equipment to satisfy requirements of the U.S. Coast Guard and the American Bureau of Shipping. In addition, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues, in order to make such alterations or to add such equipment. In the future, market conditions may not justify these expenditures or enable us to operate our older vessels profitably during the remainder of their economic lives.

        In order to fund these capital expenditures, we will either incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets for future offerings may be limited by our financial condition at the time as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business and on our ability to make distributions to unitholders.

A decline in demand for, and level of consumption of, refined petroleum products, particularly in the East Coast and Gulf Coast regions, could cause demand for tank vessel capacity and charter rates to decline, which would decrease our revenues and profitability.

        The demand for tank vessel capacity is influenced by the demand for refined petroleum products and other factors including:

  •
  global and regional economic and political conditions;

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  developments in international trade;

  •
  changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

  •
  environmental concerns; and

  •
  competition from alternative sources of energy, such as natural gas, and alternate transportation methods.

Any of these factors could adversely affect the demand for tank vessel capacity and charter rates. Any decrease in demand for tank vessel capacity or decrease in charter rates could adversely affect our business, financial condition and results of operations.

        In addition, we operate our tank vessels in the East Coast and Gulf Coast regions, markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Movements of certain clean oil products, such as motor fuels, generally increase during the summer driving season. Movements of black oil products and certain clean oil products, such as heating oil, generally increase during the winter months, while movements of asphalt products generally increase in the spring through fall months. Unseasonably mild winters, such as the winter of 2001, result in significantly lower demand for heating oil in the northeastern United States, which is a significant market for our tank barge services. In addition, unpredictable weather patterns and variations in oil reserves disrupt vessel scheduling. Seasonality could materially affect our business, financial condition and results of operations in the future.

Marine transportation is an inherently risky business.

        Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

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  marine disasters;

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  bad weather;

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  mechanical failures;

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  grounding, fire, explosions and collisions;

  •
  human error; and

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  war and terrorism.

All of these hazards can result in death or injury to persons, loss of property, environmental damages, delays or rerouting. If one of our vessels were involved in an accident, with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, financial condition and results of operations.

        K-Sea Transportation LLC and its predecessors were named, together with a large number of other companies, as a co-defendant in 37 civil actions by various parties, including current and former employees, alleging unspecified damages from past exposure to asbestos and second-hand smoke aboard some of the vessels that it will contribute to us in connection with this offering. K-Sea Transportation LLC and its predecessors were dismissed from those lawsuits in the first half of 2003 for an aggregate sum of approximately $46,000. We may be subject to litigation in the future from the plaintiffs in the 37 previously dismissed lawsuits and others alleging claims for exposure to asbestos due to alleged failure to properly encapsulate or remove friable asbestos on our vessels, as well as for exposure to second-hand smoke and other matters. Please read "Business—Legal Proceedings" beginning on page 104 and "Business—Insurance Program" beginning on page 96 for a discussion of these claims and other related matters.

Our insurance may not be adequate to cover our losses.

        We may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on our operations. For example, a catastrophic oil spill or other disaster could exceed our insurance coverage. In addition, K-Sea Transportation LLC and its predecessors may not have insurance coverage prior to March 1986. If we were subject to claims related to that period, including claims from current or former employees, K-Sea Transportation LLC may not have insurance to pay the liabilities, if any, that could be imposed on us. If we had to pay claims solely out of our own funds, it could have a material adverse effect on our financial condition. Furthermore, any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims could be brought, the aggregate amount of these deductibles could be material.

        We may not be able to procure adequate insurance coverage at commercially reasonable rates in the future, and some claims may not be paid. In the past, stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. In addition, our insurance may be voidable by the insurers as a result of certain actions of ours.

We rely on a limited number of customers for a significant portion of our revenues. The loss of any of these customers could adversely affect our business and operating results.

        Our customers consist primarily of major oil companies, oil traders and refineries. The portion of our revenues attributable to any single customer changes over time, depending on the level of relevant activity by the customer, our ability to meet the customer's needs and other factors, many of which are beyond our control. Three customers each accounted for more than 10% of our consolidated revenues for fiscal 2003, and four customers each accounted for more than 10% of our consolidated revenues for the first quarter of fiscal 2004. If we were to lose any of these customers or if any of these customers significantly reduced its use of our services, our business and operating results could be adversely affected.

Because we obtain some of our insurance through protection and indemnity associations, we also may be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations.

        We may be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could reduce our profits or cause losses. Moreover, the protection and indemnity clubs and other insurance providers reserve the right to make changes in insurance coverage with little or no advance notice.

We may not be able to renew time charters, consecutive voyage charters, contracts of affreightment and bareboat charters when they expire.

        We received approximately 70% of our revenue from time charters, consecutive voyage charters, contracts of affreightment and bareboat charters during fiscal 2003 and the first quarter of fiscal 2004. These arrangements, which are generally for periods of one year or more, may not be renewed, or if renewed, may not be renewed at similar rates. If we are unable to obtain new charters at rates equivalent to those received under the old charters, our profitability may be adversely affected.

Voyage charters may not be available at rates that will allow us to operate our vessels profitably.

        During fiscal 2003 and the first quarter of fiscal 2004, we derived approximately 30% of our revenue from single voyage charters. Voyage charter rates fluctuate significantly based on tank vessel availability, the demand for refined petroleum products and other factors. Increased dependence on the voyage charter market by us could result in a lower utilization of our vessels and decreased profitability. Future voyage charters may not be available at rates that will allow us to operate our vessels profitably.

Our purchase of existing vessels carries risks associated with the quality of those vessels.

        Our fleet renewal and expansion strategy includes the acquisition of existing vessels as well as the ordering of newbuildings. Unlike newbuildings, existing vessels typically do not carry warranties with respect to their condition. While we generally inspect any existing vessel prior to purchase, such an inspection would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be more substantial than for vessels we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

        Increasingly stringent federal, state and local laws and regulations governing worker health and safety and the manning, construction and operation of vessels significantly affect our operations. Many aspects of the marine industry are subject to extensive governmental regulation by the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs Service and the U.S. Maritime Administration, and to regulation by private industry organizations such as the American Bureau of Shipping. The U.S. Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards. The U.S. Coast Guard is authorized to inspect vessels at will.

        Our operations are also subject to federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws, regulations and standards may require installation of costly equipment or operational changes. Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Some environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA 90, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Additionally, an oil spill could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages. The potential for these releases could increase as we increase our fleet capacity. Most states bordering on a navigable waterway have enacted legislation providing for potentially unlimited liability for the discharge of pollutants within their waters. For more information, please read "Business—Regulation" beginning on page 98.

Terrorist attacks have resulted in increased costs and have disrupted our business. Continued hostilities in the Middle East or other sustained military campaigns may adversely impact our results of operations.

        After the terrorist attacks of September 11, 2001, New York Harbor was shut down temporarily, resulting in the suspension of our local operations in the New York City area for four days and the loss of revenue related to these operations. The long-term impact that terrorist attacks and the threat of terrorist attacks may have on the petroleum industry in general, and on us in particular, is not known at this time. Uncertainty surrounding continued hostilities in the Middle East or other sustained military campaigns may affect our operations in unpredictable ways, including disruptions of petroleum supplies and markets, and the possibility that infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror.

        Changes in the insurance markets attributable to terrorist attacks may make certain types of insurance more difficult for us to obtain. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

We depend upon unionized labor for the provision of our services. Any work stoppages or labor disturbances could disrupt our business.

        All of our seagoing personnel other than tug and tanker captains, or approximately 76% of our workforce, are employed under a contract with a division of the International Longshoreman's Association that expires on April 30, 2004. Any work stoppages or other labor disturbances could have a material adverse effect on our business, financial condition and results of operations.

Increased competition in the domestic tank vessel industry could result in reduced profitability and loss of market share for us.

        Contracts for our vessels are generally awarded on a competitive basis, and competition in the markets we serve is intense. The most important factors determining whether a contract will be awarded include:

  •
  availability and capability of the vessels;

  •
  ability to meet the customer's schedule;

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  price;

  •
  safety record;

  •
  reputation; and

  •
  experience.

        Some of our competitors may have greater financial resources and larger operating staffs than we do. As a result, they may be able to make vessels available more quickly and efficiently, transition to double-hull barges from single-hull barges more rapidly, and withstand the effects of declines in charter rates for a longer period of time. They may also be better able to weather a downturn in the oil and gas industry. As a result, we could lose customers and market share to these competitors.

        We also face competition from refined petroleum product pipelines. Long-haul transportation of refined petroleum products is generally less costly by pipeline than by tank vessel. The construction of new pipeline segments to carry petroleum products into our markets, including pipeline segments that connect with existing pipeline systems, and the conversion of existing non-refined petroleum product pipelines, could adversely affect our ability to compete in particular locations.

Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.

        Some of our employees are covered by provisions of the Jones Act and general maritime law. These laws typically operate to make liability limits established by state workers' compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job-related injuries in federal courts. Because we are not generally protected by the limits imposed by state workers' compensation statutes, we may have greater exposure for claims made by these employees.

Delays or cost overruns in the construction of a new vessel or the modification of existing vessels could adversely affect our business. Cash flows from new or retrofitted vessels may not be immediate or as high as expected.

        We are currently building a new vessel, modifying two other vessels and completing other smaller projects. We expect to spend approximately $26.1 million during the remaining three quarters of fiscal 2004 on these projects, of which approximately $10.0 million relating to the DBL 102 has been financed and is held in cash equivalents in our Title XI escrow account. These projects are subject to the risk of delay or cost overruns caused by the following:

  •
  unforeseen quality or engineering problems;

  •
  work stoppages;

  •
  weather interference;

  •
  unanticipated cost increases;

  •
  delays in receipt of necessary equipment; and

  •
  inability to obtain the requisite permits or approvals.

        Significant delays could also have a material adverse effect on expected contract commitments for these vessels and our future revenues and cash flows. We will not receive any material increase in revenue or cash flow from new or modified vessels until they are placed in service and customers enter into binding arrangements for the use of the vessels. Furthermore, customer demand for new or modified vessels may not be as high as we currently anticipate, and, as a result, our future cash flows may be adversely affected.

We may not be able to grow or effectively manage our growth.

        A principal focus of our strategy is to continue to grow by expanding our business in the East Coast and Gulf Coast regions and, possibly, to expand into other geographic markets. Our future growth will depend upon a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

  •
  identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

  •
  identify vessels for acquisition;

  •
  consummate acquisitions or joint ventures;

  •
  integrate any acquired businesses or vessels successfully with our existing operations;

  •
  hire, train and retain qualified personnel to manage and operate our growing business and fleet;

  •
  identify new markets outside of the East Coast and Gulf Coast regions;

  •
  improve our operating and financial systems and controls; and

  •
  obtain required financing for our existing and new operations.

        A deficiency in any of these factors would adversely affect our ability to achieve anticipated levels of cash flows or realize other anticipated benefits. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay.

We depend on key personnel for the success of our business.

        We depend on the services of our senior management team and other key personnel, none of whom has any experience managing and operating a publicly traded company. In particular, our success depends on the continued efforts of Mr. Timothy J. Casey, the President and Chief Executive Officer of the general partner of our general partner, and other key employees. The loss of the services of any key employee could have a material adverse effect on our business, financial condition and results of operations. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or key employees if their services were no longer available.

Changes in international trade agreements could affect our ability to provide marine transportation services at competitive rates.

        Currently, vessel trade or marine transportation between two points within the same country, generally known as cabotage or coastwise trade, is not included in the General Agreement on Trade in Services or the North American Free Trade Agreement. In addition, the Jones Act restricts maritime cargo transportation between U.S. ports to U.S.-flag vessels qualified to engage in U.S. coastwise trade. If maritime services were deemed to include cabotage and included in the General Agreement on Trade in Services, the North American Free Trade Agreement or other multi-national trade agreements, transportation of maritime cargo between U.S. ports could be opened to foreign-flag vessels. Foreign vessels would have lower construction costs and would generally operate at significantly lower costs than we do in U.S. markets, which would likely have a material adverse effect on our ability to compete.

Due to our lack of asset diversification, adverse developments in our marine transportation business would reduce our ability to make distributions to our unitholders.

        We rely exclusively on the revenues generated from our marine transportation business. Due to our lack of asset diversification, an adverse development in this business would have a significantly greater impact on our business, financial condition and results of operations than if we maintained more diverse assets.

Risks Inherent in an Investment in Us

K-Sea General Partner L.P. and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders.

        Following the offering, K-Sea Investors L.P. and its affiliates will indirectly own the 2% general partner interest and a 56.8% limited partner interest in us and will own and control the general partner of our general partner. Conflicts of interest may arise between K-Sea General Partner L.P. and its affiliates, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

  •
  our general partner is allowed to take into account the interests of parties other than us, such as K-Sea Investors L.P., in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

  •
  our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, our unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

  •
  our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities and reserves, each of which can affect the amount of cash that is distributed to our unitholders;

  •
  in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to hasten the expiration of the subordination period;

  •
  our general partner determines which costs incurred by it and its affiliates, including K-Sea General Partner GP LLC, are reimbursable by us;

  •
  our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf;

  •
  our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

  •
  our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

        Please read "Certain Relationships and Related Transactions—Omnibus Agreement" beginning on page 115 and "Conflicts of Interest and Fiduciary Duties" beginning on page 116.

Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

        Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Unitholders did not elect our general partner or the board of directors of its general partner and will have no right to elect our general partner or the board of directors of its general partner on an annual or other continuing basis. The board of directors of the general partner of our general partner is chosen by its members. None of the directors of the general partner of our general partner, other than Mr. Brian P. Friedman, has been a director of a publicly traded company. Furthermore, none of the executive officers of the general partner of our general partner has any experience managing and operating a publicly traded company.

        Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. The unitholders will be unable initially to remove our general partner without its consent because K-Sea Investors L.P. and its affiliates will own sufficient units upon completion of the offering to be able to prevent the general partner's removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

        Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner during the subordination period because of the unitholders' dissatisfaction with our general partner's performance in managing our partnership will most likely result in the termination of the subordination period.

Our general partner's discretion in establishing cash reserves may reduce the amount of cash available for distribution to you.

        Our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution. Our general partner may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above under "—Risks Inherent in Our Business—We must make substantial expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution," the partnership agreement requires our general partner to deduct from operating surplus each quarter estimated maintenance capital expenditures as opposed to actual expenditures, which could reduce the amount of available cash for distribution.

You will experience immediate and substantial dilution of $7.22 per common unit.

        The assumed initial public offering price of $22.50 per common unit exceeds pro forma net tangible book value of $15.28 per common unit. You will incur immediate and substantial dilution of $7.22 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with GAAP. Please read "Dilution" beginning on page 36.

We may issue additional common units without your approval, which would dilute your ownership interests.

        During the subordination period, without the approval of our unitholders, our general partner may cause us to issue up to 2,082,500 additional common units. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

  •
  the issuance of common units upon the exercise of the underwriters' over-allotment option;

  •
  the issuance of common units in connection with acquisitions or capital improvements that increase cash flow from operations per unit on a pro forma or estimated pro forma basis;

  •
  issuances of common units to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with the repayment of the indebtedness;

  •
  the redemption of common units from the net proceeds of an issuance of common units;

  •
  the conversion of subordinated units into common units;

  •
  the conversion of units of equal rank with the common units into common units under some circumstances;

  •
  issuances of common units under our employee benefit plans;

  •
  the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal or removal of our general partner; or

  •
  the combination or subdivision of common units.

        The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

  •
  our unitholders' proportionate ownership interest in us will decrease;

  •
  the amount of cash available for distribution on each unit may decrease;

  •
  because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

  •
  the relative voting strength of each previously outstanding unit may be diminished; and

  •
  the market price of the common units may decline.

        After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

Our partnership agreement currently limits the ownership of our partnership interests by individuals or entities that are not U.S. citizens. This restriction could limit the liquidity of our common units.

        In order to ensure compliance with Jones Act citizenship requirements, the board of directors of the general partner of our general partner has adopted a requirement that at least 85% of our partnership interests must be held by U.S. citizens. This requirement may have an adverse impact on the liquidity or market value of our common units, because holders will be unable to sell units to non-U.S. citizens. Any purported transfer of common units in violation of these provisions will be ineffective to transfer the common units or any voting, dividend or other rights in respect of the common units.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

        If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. For additional information about the limited call right, please read "The Partnership Agreement—Limited Call Right" beginning on page 136.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

        Our partnership agreement restricts unitholders' voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of the general partner of our general partner, cannot vote on any matter. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Cost reimbursements due our general partner and its affiliates will reduce cash available for distribution to you.

        Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf, which will be determined by our general partner in its sole discretion. These expenses will include all costs incurred by the general partner and its affiliates in managing and operating us, including costs for rendering corporate staff and support services to us. In addition, our general partner and its affiliates may provide us with other services for which the general partner or its affiliates may charge us fees. Please read "Certain Relationships and Related Transactions" beginning on page 113 and "Conflicts of Interest and Fiduciary Duties—Conflicts of Interest" beginning on page 116. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates could adversely affect our ability to pay cash distributions to you. Excluding reimbursements for costs and expenses associated with this offering and the related transactions, we estimate that the total amount of the reimbursements and fees will be approximately $75,000 in the first year following the offering.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

        As a limited partner in a partnership organized under Delaware law, you could be held liable for our obligations to the same extent as a general partner if you participate in the "control" of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. Please read "The Partnership Agreement—Limited Liability" beginning on page 125 for a discussion of the implications of the limitations on liability to a unitholder.

Restrictions in our debt agreements may prevent us from engaging in some beneficial transactions or paying distributions.

        Upon completion of this offering, we expect our total outstanding indebtedness to be approximately $39.8 million, consisting solely of bonds issued under Title XI of the Merchant Marine Act of 1936, which we refer to as the Title XI financing. We will also have available borrowing capacity under our new credit agreement of $40.0 million upon completion of this offering. Our payment of principal and interest on the debt will reduce cash available for distribution on our units. K-Sea Transportation LLC's debt agreements currently prohibit the payment of distributions except in very limited circumstances. Assuming we restructure these debt agreements as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Title XI Borrowings" beginning on page 70 and "—New Credit Agreement" beginning on page 72, these debt agreements will prohibit the payment of distributions upon the occurrence of the following events, among others:

  •
  failure to pay any principal, interest, fees, expenses or other amounts when due;

  •
  default under any vessel mortgage;

  •
  failure to notify the lenders of any oil spill or discharge of hazardous material, or of any action or claim related thereto;

  •
  breach or lapse of any insurance with respect to the vessels;

  •
  breach of certain financial covenants;

  •
  breach by our general partner or any of our subsidiaries of the guarantees issued under our new credit agreement;

  •
  failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

  •
  the incurrence of indebtedness during any calendar year exceeding $5.0 million for the purpose of making distributions or indemnity payments to K-Sea Transportation LLC and certain of its affiliates;

  •
  default under other indebtedness of our operating partnership, our general partner or any of our subsidiaries above $500,000;

  •
  bankruptcy or insolvency events involving us, our general partner or any of our subsidiaries;

  •
  failure of any representation or warranty to be materially correct;

  •
  a change of control, as defined in the applicable agreement; and

  •
  a material adverse effect, as defined in the applicable agreement, occurs relating to us or our business.

        Our new credit agreement will also prohibit the payment of distributions in the event of judgments against us, our general partner or any of our subsidiaries in excess of certain allowances. Any subsequent refinancing of our current debt or any new debt could have similar restrictions. For more information regarding our debt agreements, please read "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Title XI Borrowings" beginning on page 70 and "—New Credit Agreement" beginning on page 72.

The control of our general partner may be transferred to a third party without unitholder consent.

        Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders so long as the third party satisfies the citizenship requirements of the Jones Act. Furthermore, there is no restriction in the partnership agreement on the ability of the partners of our general partner from transferring their respective partnership interests in our general partner to a third party that satisfies the citizenship requirements of the Jones Act. The new partners of our general partner would then be in a position to replace the board of directors and officers of the general partner of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

The partners of K-Sea Investors L.P. and their affiliates may engage in activities that compete directly with us.

        Pursuant to the omnibus agreement, K-Sea Investors L.P. and its controlled affiliates will agree not to engage, either directly or indirectly, in the business of providing refined petroleum product marine transportation, distribution and logistics services in the United States to the extent such business generates qualifying income for federal income tax purposes. The omnibus agreement will not prohibit partners of K-Sea Investors L.P. or their affiliates, including Jefferies Capital Partners, its affiliates and the funds it or they manage or may manage, from owning assets or engaging in businesses that compete directly or indirectly with us. Please read "Certain Relationships and Related Transactions—Omnibus Agreement—Noncompetition" beginning on page 115.

Unitholders may have limited liquidity for their common units.

        Prior to the offering, there has been no public market for the common units. After the offering, there will be only 3,500,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

Tax Risks

        You are urged to read "Material Tax Consequences" beginning on page 142 for a more complete discussion of the following expected material federal income tax consequences of owning and disposing of common units.

The IRS could treat us as a corporation for tax purposes, which would substantially reduce cash available for distribution to unitholders.

        The federal income tax benefit of an investment in us depends largely on our being treated as a partnership for federal income tax purposes. The IRS has not provided any ruling on this matter. We have not requested, and do not plan to request, a ruling from the IRS on this matter. If we were treated as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates, currently 35%, distributions would generally be taxed again to you as corporate distributions and no income, gains, losses, or deductions would flow through to you. Because a tax would be imposed upon us as an entity, cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you and thus would likely result in a substantial reduction in the value of the common units.

        Current law may change and cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state, or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be decreased to reflect the impact of that law on us. Finally, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise and other forms of taxation. If any of these states were to impose a tax on us, the cash available for distribution to you would be reduced.

A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units, and the costs of any contest will be borne by us and, therefore, indirectly by our unitholders and our general partner.

        The IRS has not provided any ruling with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us except as noted in "Material Tax Consequences—Partnership Status" beginning on page 142. The IRS may adopt positions that differ from our counsel's conclusions expressed in this prospectus. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not agree with all of our counsel's conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which common units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner.

You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

        You will be required to pay federal income taxes and, in some cases, state, local, and foreign income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions equal to your share of our taxable income or even the tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be different than expected.

        If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of common units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, if you sell your common units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities and regulated investment companies face unique tax issues from owning common units that may result in adverse tax consequences to them.

        Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs) and regulated investment companies (known as mutual funds), raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company or mutual fund.

We will register as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

        We intend to register with the IRS as a "tax shelter." We will advise you of our tax shelter registration number once that number has been assigned. The IRS requires that some types of entities, including some partnerships, register as "tax shelters" in response to the perception that they claim tax benefits that the IRS may believe to be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in our unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return.

We will treat each purchaser of common units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

        Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation and amortization positions that may not conform to all aspects of the Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read "Material Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election" beginning on page 148 for a further discussion of the effect of the depreciation and amortization positions we will adopt.

You will likely be subject to state and local taxes and return filing requirements as a result of investing in our common units.

        In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We will initially own property and conduct business in New York and New Jersey, both of which impose a state income tax. We may do business or own property in other states or foreign countries in the future. It is your responsibility to file all federal, state, local, and foreign tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

Recently enacted tax legislation may make investments in corporations more attractive when compared to an investment in our common units.

        The Jobs and Growth Tax Reconciliation Act of 2003 generally reduces the maximum tax rate on certain dividends paid by certain corporations to individuals to 15% in 2003 through 2008. This law may cause some investments in corporations to be more attractive to individual investors when compared to an investment in our common units.

USE OF PROCEEDS

        We expect to receive net proceeds of approximately $73.1 million from the sale of 3,500,000 common units offered by this prospectus, after deducting underwriting discounts but before paying estimated offering expenses. We base this amount on an assumed initial public offering price of $22.50 per common unit.

        We intend to use the net proceeds of $73.1 million from this offering to:

  •
  repay $50.0 million in term loans, including $8.3 million of prepayment fees (which will also satisfy $4.0 million of accrued supplemental interest);

  •
  repay $4.5 million in subordinated debt;

  •
  repay $14.3 million of debt outstanding under our current revolving credit agreement; and

  •
  pay $2.4 million of expenses associated with the offering and the related transactions.

        The remainder of the net proceeds will be used for general partnership purposes, including the planned capital expenditures described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" beginning on page 67.

        As of September 30, 2003, we had $45.7 million in outstanding term loans, including $4.0 million of accrued supplemental interest, with a weighted average interest rate of 8.4% per year and a weighted average maturity of 3.2 years. The term loans were incurred to finance acquisitions. As of September 30, 2003, we had approximately $14.3 million of indebtedness outstanding under our current revolving credit agreement, which was used to finance construction in progress. This debt bears interest at the 30-day London Interbank Offered Rate plus 2.95% and is due and payable in June 2004.

        If the over-allotment option is exercised, we will use the net proceeds to redeem from K-Sea Transportation LLC a number of common units equal to the number of common units issued upon exercise of that option at a price per common unit equal to the proceeds per common unit before expenses but after underwriting discounts and commissions.

CAPITALIZATION

        The following table shows:

  •
  our historical capitalization as of September 30, 2003; and

  •
  our pro forma capitalization as of September 30, 2003, adjusted to reflect the offering of the common units, the application of the net proceeds we receive in the offering in the manner described under "Use of Proceeds" on the preceding page and the related formation and contribution transactions.

        This table is derived from and should be read together with our historical and unaudited pro forma consolidated financial statements and the accompanying notes beginning on page F-1. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 58 and "Certain Relationships and Related Transactions" beginning on page 113.

	As of September 30, 2003
	Actual		Pro Forma
	(in thousands)

Long-term debt, including current portion:
Revolving credit agreement	$14,278		$—
Term loans	45,664	(1)	—
Title XI bonds	39,812		39,812
Subordinated notes	17,450	(2)	—

Total long-term debt	117,204		39,812
Equity:
Members' equity	42,595		—
Held by public:
Common units	—		69,139	(3)
Held by the general partner and its affiliates:
Common units	—		8,083
Subordinated units	—		50,626
General partner interest	—		2,066

Total equity	42,595		129,914

Total capitalization	$159,799		$169,726

(1)
Includes $4.0 million of accrued supplemental interest.

(2)
K-Sea Transportation LLC will retain a subordinated note in the aggregate principal amount of approximately $13.0 million.

(3)
Includes $1.6 million of other offering expenses paid prior to September 30, 2003.

DILUTION

        Dilution is the amount by which the offering price paid by purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $22.50 per common unit, on a pro forma basis as of September 30, 2003, after giving effect to the offering of common units and the related formation transactions, our net tangible book value was $129.9 million, or $15.28 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$22.50
Pro forma net tangible book value per common unit before the offering(1)	$13.07
Increase in net tangible book value per common unit attributable to purchasers in the offering	2.21

Less: Pro forma net tangible book value per common unit after the offering(2)		15.28

Immediate dilution in net tangible book value per common unit to purchasers in the offering		$7.22

(1)
Determined by dividing the total number of units (665,000 common units, 4,165,000 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 170,000 units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities ($65,349,000). Our general partner's dilutive effect equivalent was determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98%) by our general partner's 2% general partner interest. The net tangible book value of the contributed assets and liabilities was determined by adding the net tangible book value of our predecessor ($42,595,000) and the net tangible book value of the net liabilities not contributed to us ($22,754,000), which are described in notes (D) and (E) to our pro forma financial statements on page F-7.

(2)
Determined by dividing the total number of units (4,165,000 common units, 4,165,000 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 170,000 units) to be outstanding after the offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of the offering.

        The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration
					Average Price Paid Per Unit
	Number	Percent	Amount	Percent
General partner and its affiliates(1)(2)	5,000,000	58.8%	$65,349,000	45.4%	$13.07
New investors	3,500,000	41.2	78,750,000	54.6	22.50

Total	8,500,000	100.0%	$144,099,000	100.0%

(1)
Upon the consummation of the transactions contemplated by this prospectus, affiliates of our general partner will own an aggregate of 665,000 common units and 4,165,000 subordinated units and our general partner will own the 2% general partner interest having a dilutive effect equivalent to 170,000 units.

(2)
The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of September 30, 2003, was $65.3 million.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

        General.    Within approximately 45 days after the end of each quarter, beginning with the quarter ending March 31, 2004, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through March 31, 2004 based on the actual length of the period.

        Definition of Available Cash.    We define available cash in the glossary, and it generally means, for each fiscal quarter:

  •
  all cash on hand at the end of the quarter;

  •
  less the amount of cash that our general partner determines in its reasonable discretion is necessary or appropriate to:

  —
  provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

  —
  comply with applicable law, any of our debt instruments, or other agreements; or

  —
  provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

  •
  plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreement and in all cases are used solely for working capital purposes or to pay distributions to partners.

        Minimum Quarterly Distribution.    Common units are entitled to receive distributions from operating surplus of $0.50 per quarter, or $2.00 on an annualized basis, before any distributions are paid on our subordinated units. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our new credit agreement or the Title XI bonds.

Operating Surplus and Capital Surplus

        General.    All cash distributed to unitholders will be characterized as either "operating surplus" or "capital surplus." We distribute available cash from operating surplus differently than available cash from capital surplus.

        Definition of Operating Surplus.    We define operating surplus in the glossary, and for any period it generally means:

  •
  our cash balance on the closing date of this offering; plus

  •
  $5.0 million (as described below); plus

  •
  all of our cash receipts after the closing of this offering, excluding cash from borrowings that are not working capital borrowings and excluding sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

  •
  working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

  •
  all of our operating expenditures after the closing of this offering, including estimated maintenance capital expenditures and the repayment of working capital borrowings, but not the repayment of other borrowings; less

  •
  the amount of cash reserves that our general partner deems necessary or advisable to provide funds for future operating expenditures and estimated maintenance capital expenditures.

        As reflected above, operating surplus includes $5.0 million in addition to our cash balance on the closing date of this offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $5.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus. While we do not currently anticipate that we will make any distributions from capital surplus, in the near term we may determine that the sale or disposition of an asset or business owned or acquired by us may be beneficial to unitholders. If we distribute to you the proceeds of the sale of one of our businesses, such a distribution would be characterized as a distribution from capital surplus. Any distributions of capital surplus would trigger certain adjustment provisions in our partnership agreement as described below. Please read "—Distributions from Capital Surplus" below and "—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels" below.

        Operating surplus is reduced by the amount of our maintenance capital expenditures, but not our expansion capital expenditures. For our purposes, maintenance capital expenditures are those capital expenditures required to maintain, over the long term, the operating capacity of our capital assets, and expansion capital expenditures are those capital expenditures that increase, over the long term, the operating capacity of our capital assets. Examples of maintenance capital expenditures include capital expenditures associated with drydocking a vessel, retrofitting an existing vessel or acquiring a new vessel to the extent such expenditures maintain the operating capacity of our fleet. If, however, capital expenditures associated with retrofitting an existing vessel or acquiring a new vessel increase the operating capacity of our fleet over the long term, whether through increasing our aggregate barrel-carrying capacity, improving the operational performance of a vessel or otherwise, those capital expenditures would be classified as expansion capital expenditures. Because maintenance capital expenditures can be very large and irregular, the amount of actual maintenance capital expenditures may differ substantially from period to period, which would cause similar fluctuations in the amount of operating surplus, adjusted operating surplus and available cash for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus.

        To eliminate the effect on operating surplus of fluctuations in actual maintenance capital expenditures, our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of our capital assets over the long-term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The determination of the estimate will be made by the board of directors of the general partner of our general partner in any manner it determines is reasonable in its sole discretion. The conflicts committee must concur with this determination. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures over the long-term, such as a major acquisition or new governmental regulations. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only.

        We currently expect that our actual annual maintenance capital expenditures for our existing fleet and the DBL 102 will average approximately $8.6 million over the next five years. Our initial estimated maintenance capital expenditures per year will include these expected expenses plus $1.0 million to reduce the fluctuation in operating surplus that would otherwise be caused prior to January 1, 2015 by the expenditures for retrofitting or replacing 16 single-hull vessels, which are required to be phased out under OPA 90.

        The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

  •
  it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus insufficient to pay the minimum quarterly distribution on all the units;

  •
  it will reduce the need for us to borrow under our working capital facility to pay distributions;

  •
  prior to the time we begin incurring material capital expenditures related to retrofitting or replacing single-hull tank vessels that must be phased out by January 1, 2015 under OPA 90, it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our general partner; and

  •
  it will reduce the likelihood that a large capital expenditure in a period will prevent the general partner's affiliates from being able to convert some or all of their subordinated units into common units.

        Definition of Capital Surplus.    We also define capital surplus in the glossary, and it generally will be generated only by:

  •
  borrowings other than working capital borrowings;

  •
  sales of debt and equity securities; and

  •
  sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

        Characterization of Cash Distributions.    We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus.

Subordination Period

        General.    During the subordination period, which we define below and in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.50 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

        Definition of Subordination Period.    We define the subordination period in the glossary. The subordination period will extend until the first day of any quarter, beginning after December 31, 2008, that each of the following tests are met:

  •
  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  •
  the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

        Early Conversion of Subordinated Units.    Before the end of the subordination period, 50% of the subordinated units, or up to 2,082,500 subordinated units, may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

  •
  December 31, 2006 with respect to 25% of the subordinated units; and

  •
  December 31, 2007 with respect to 25% of the subordinated units.

        The early conversions will occur if at the end of the applicable quarter each of the following occurs:

  •
  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  •
  the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

        However, the second early conversion of the subordinated units may not occur until at least one year following the first early conversion of the subordinated units.

        For purposes of determining whether sufficient adjusted operating surplus has been generated under these conversion tests, the conflicts committee may adjust adjusted operating surplus upwards or downwards if it in good faith determines that the estimated amount of maintenance capital expenditures used in the determination of operating surplus was materially incorrect, based on circumstances prevailing at the time of original determination of the estimate.

        Definition of Adjusted Operating Surplus.    We define adjusted operating surplus in the glossary, and for any period it generally means:

  •
  operating surplus generated with respect to that period; less

  •
  any net increase in working capital borrowings with respect to that period; less

  •
  any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

  •
  any net decrease in working capital borrowings with respect to that period; plus

  •
  any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

        Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

        Effect of Expiration of the Subordination Period.    Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

  •
  the subordination period will end and each subordinated unit will immediately convert into one common unit;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  •
  our general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash From Operating Surplus During the Subordination Period

        We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

  •
  first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

  •
  second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

  •
  third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—Incentive Distribution Rights" below.

Distributions of Available Cash From Operating Surplus After the Subordination Period

        We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

  •
  first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—Incentive Distribution Rights" below.

Incentive Distribution Rights

        Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

        If for any quarter:

  •
  we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

  •
  we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

        then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

  •
  first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.55 per unit for that quarter (the "first target distribution");

  •
  second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.625 per unit for that quarter (the "second target distribution");

  •
  third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.75 per unit for that quarter (the "third target distribution"); and

  •
  thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

        In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Percentage Allocations of Available Cash From Operating Surplus

        The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution
			General Partner
	Target Amount	Unitholders
Minimum Quarterly Distribution	$0.50	98%	2%
First Target Distribution	up to $0.55	98%	2%
Second Target Distribution	above $0.55 up to $0.625	85%	15%
Third Target Distribution	above $0.625 up to $0.75	75%	25%
Thereafter	above $0.75	50%	50%

Distributions from Capital Surplus

        How Distributions from Capital Surplus Will Be Made.    We will make distributions of available cash from capital surplus, if any, in the following manner:

  •
  first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

  •
  second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

  •
  thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

        Effect of a Distribution from Capital Surplus.    The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

        Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

        In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

  •
  the minimum quarterly distribution;

  •
  the target distribution levels;

  •
  the unrecovered initial unit price;

  •
  the number of common units issuable during the subordination period without a unitholder vote; and

  •
  the number of common units into which a subordinated unit is convertible.

        For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, the number of common units issuable during the subordination period without a unitholder vote would double and each subordinated unit would be convertible into two common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

        In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner's estimate of our aggregate liability for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

        General.    If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

        The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

        Manner of Adjustments for Gain.    The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

  •
  first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

  •
  second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

  (1)
  the unrecovered initial unit price;

  (2)
  the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

  (3)
  any unpaid arrearages in payment of the minimum quarterly distribution;

  •
  third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of:

  (1)
  the unrecovered initial unit price; and

  (2)
  the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

  •
  fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

  •
  fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

  •
  sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

  •
  thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

        If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

        Manner of Adjustments for Losses.    Upon our liquidation, we will generally allocate any loss to our general partner and the unitholders in the following manner:

  •
  first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

  •
  second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

  •
  thereafter, 100% to our general partner.

        If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

        Adjustments to Capital Accounts.    We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner's capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

CASH AVAILABLE FOR DISTRIBUTION

General

        We intend to pay each quarter, to the extent we have sufficient available cash from operating surplus, the minimum quarterly distribution of $0.50 per unit, or $2.00 per unit on an annual basis, on all the common units and subordinated units. The amounts of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, the subordinated units, and the 2% general partner interest to be outstanding immediately after this offering are approximately:

	One Quarter	Four Quarters
	(in thousands)
Common units	$2,082.5	$8,330.0
Subordinated units	2,082.5	8,330.0
2% general partner interest	85.0	340.0

Total	$4,250.0	$17,000.0

Estimated Available Cash from Operating Surplus

Estimated available cash from operating surplus during fiscal 2003 and the first quarter of fiscal 2004 would have been sufficient to pay the minimum quarterly distribution on all units.

        If we had completed the transactions contemplated in this prospectus on July 1, 2002, pro forma available cash from operating surplus generated during fiscal 2003 would have been approximately $19.7 million. If we had completed the transactions contemplated in this prospectus on July 1, 2003, pro forma available cash from operating surplus generated during the first three months of fiscal 2004 would have been approximately $4.9 million. Pro forma available cash from operating surplus excludes any incremental general and administrative expenses we will incur as a result of being a public company, such as costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees and incremental insurance costs. We expect these incremental general and administrative expenses to be approximately $1.2 million per year. Furthermore, pro forma available cash from operating surplus is based on pro forma maintenance capital expenditures, but under the partnership agreement, we will be required to deduct from operating surplus our estimated maintenance capital expenditures, instead of our actual maintenance capital expenditures. We currently expect that our estimated maintenance capital expenditures will initially be $9.6 million, which is greater than our pro forma maintenance capital expenditures.

        We derive estimated available cash from operating surplus by subtracting from pro forma available cash from operating surplus such incremental general and administrative expenses and the additional maintenance capital expenditures we will be required to deduct from operating surplus under the terms of our partnership agreement. Our estimated available cash from operating surplus generated during fiscal 2003 and the three months ended September 30, 2003 would, therefore, have been $17.3 million and $4.3 million, respectively. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units and subordinated units.

        We derived the amounts of pro forma available cash from operating surplus shown above from our pro forma financial statements in the manner described in Appendix D. The pro forma adjustments are based upon currently available information and specific estimates and assumptions. The pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, available cash from operating surplus as defined in the partnership agreement is primarily a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, you should only view the amount of estimated available cash from operating surplus as a general indication of the amount of available cash from operating surplus that we might have generated had K-Sea Transportation Partners L.P. been formed in earlier periods.

Forecasted Available Cash from Operating Surplus

We believe we will have sufficient available cash from operating surplus following the offering to pay the minimum quarterly distribution on all units through December 31, 2004.

        We believe that, following completion of this offering, we will have sufficient available cash from operating surplus to allow us to make the full minimum quarterly distribution on all outstanding common and subordinated units for each quarter through December 31, 2004. Our belief is based on a financial forecast of the expected results of operations and cash flows for K-Sea Transportation Partners L.P. for the twelve months ending December 31, 2004, which represents the initial twelve months following the expected completion date of this offering. Our financial forecast presents, to the best of our knowledge and belief, the expected results of operations and cash flows for K-Sea Transportation Partners L.P. for the forecast period.

        Our financial forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed on pages 52 through 54 are those that we believe are significant to our financial forecast. We believe our actual results of operations and cash flows will approximate those reflected in our financial forecast; however, we can give you no assurance that our forecast results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on our common units.

        Our financial forecast should be read together with the historical financial statements and the accompanying notes included elsewhere in this prospectus and together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 58. The financial forecast has been prepared by and is the responsibility of our management. PricewaterhouseCoopers LLP has neither examined nor compiled the accompanying financial forecast information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports included in this prospectus relate to historical financial information of K-Sea Transportation LLC, K-Sea Transportation Partners L.P. and K-Sea General Partner LLC. Those reports do not extend to the financial forecast information and should not be read to do so.

        When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under the heading "Risk Factors" beginning on page 18 and elsewhere in this prospectus. Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from the financial forecast beginning on page 49.

        We are providing the financial forecast to supplement our pro forma and historical financial statements in support of our belief that we will have sufficient available cash from operating surplus to allow us to pay the minimum quarterly distributions on our outstanding common and subordinated units for each quarter through December 31, 2004. As described more fully in our forecast assumptions, we intend to operate newly built and retrofitted tank barges in 2004, phase-out other tank barges under the requirements of OPA 90 and incur additional expenses as a public company.

        Actual distributions on common units, subordinated units and the 2% general partner interest are expected to be $12.15 million for the twelve months ending December 31, 2004. These expected actual distributions consist of $3.65 million for the period from the estimated closing date of this offering through March 31, 2004 and $4.25 million for each of the quarters ended June 30, 2004 and

September 30, 2004. The minimum quarterly distribution of approximately $4.25 million for the quarter ending December 31, 2004 will be made in February 2005.

        As reflected in the following statement of forecasted results of operations and cash flows, we forecast that we will have to borrow approximately $3.48 million during the twelve months ending December 31, 2004 under our new acquisition facility. These borrowings are necessary because of the construction expenditures we expect to make during the twelve months ending December 31, 2004 to complete our current vessel construction and retrofitting projects, partially offset by drawdowns from our Title XI escrow account. In the absence of these items, our forecasted net cash provided by operating activities of $19.41 million, less $0.50 million of non-vessel related capital expenditures and $1.41 million in payments on term loans, would be $17.50 million, an amount sufficient to allow us to pay the approximate $12.15 million in actual distributions during the twelve months ending December 31, 2004 and the approximate $4.25 million distribution in February 2005.

        We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Financial Forecast

K-Sea Transportation Partners L.P.
Statement of Forecasted Results of
Operations and Cash Flows
(in thousands)

Twelve months ending December 31, 2004
Voyage revenue	$90,303
Bareboat charter and other revenue	1,420

Total revenues	91,723

Voyage expenses	15,692
Vessel operating expenses	37,979
General and administrative expenses	8,363
Depreciation and amortization	18,561

Total operating expenses	80,595

Operating income	11,128
Interest expense, net	2,666

Income before provision for income taxes	8,462
Provision for income taxes	542

Net income	7,920
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,924
Payment of drydocking expenditures	(7,600)
Deferred taxes	168

Net cash provided by operating activities	19,412

Capital expenditures	(500)
Construction in progress	(14,564)
Proceeds from Title XI escrow funds	9,975

Net cash used in investing activities	(5,089)

Increase in credit line borrowings	3,484
Payment of term loans	(1,407)
Payments of distributions on common units, subordinated units, and on the 2% general partner interest (see Note 3 beginning on page 52)	(12,150)

Net cash used in financing activities	(10,073)

Net increase in cash from forecasted operating, investing, and financing activities	$4,250

See accompanying summary of significant accounting policies and forecast assumptions.

K-Sea Transportation Partners L.P.
Summary of Significant Accounting Policies and Forecast Assumptions

Note 1: Organization and Description of Business

        Organization.    K-Sea Transportation Partners L.P. (the "Partnership") is a Delaware limited partnership formed on July 8, 2003 to acquire substantially all of the assets and liabilities of K-Sea Transportation LLC and its subsidiaries, EW Holding Corp. and K-Sea Transportation Corp. (collectively, the "Company"). The Partnership's general partner is K-Sea General Partner L.P. (the "General Partner"). The General Partner and limited partners are affiliates of the Company.

        The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering and to concurrently issue subordinated units, representing additional limited partner interests, to other affiliates of the Company.

        Basis of Presentation.    This financial forecast has been prepared in conjunction with the planned initial public offering of common units described above and reflects only the assets, liabilities, and operations to be transferred by the Company to the Partnership. All references to "historical results" refer to such results of only the assets, liabilities, and operations to be transferred by the Company to the Partnership. The financial forecast presents, to the best of management's knowledge and belief, the Partnership's expected results of operations and cash flows for the twelve months ending December 31, 2004, which represents the initial twelve month period following the expected completion date of this offering. Accordingly, the forecast represents management's judgment as of the date of this prospectus of expected business and industry conditions. The assumptions disclosed herein are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

        Description of Business.    The Partnership provides refined petroleum product marine transportation, distribution and logistics services in the northeastern United States and the Gulf of Mexico. The Partnership's fleet of tank barges, tankers and tugboats serves a wide range of customers, including major oil companies, oil traders and refiners. The Partnership generates revenues by charging customers for the transportation and distribution of their products utilizing its tank vessels and tugboats.

Note 2: Summary of Significant Accounting Policies

        Cash and Cash Equivalents.    Cash equivalents include time deposits with maturities of three months or less when purchased and cash on hand.

        Vessels and Equipment.    Vessels and equipment are recorded at cost, including capitalized interest where appropriate, and depreciated using the straight-line method over the estimated useful lives of the individual assets as follows: tank vessels—five to twenty-five years; tugboats—twenty years; and pier and office equipment—five years. For single-hull tank vessels, such useful lives are limited to the remaining period of operation prior to mandatory retirements as required by the Oil Pollution Act of 1990 ("OPA 90"). Four of the Partnership's single-hull tank vessels must be retired or retrofitted by December 31, 2004, and 16 additional single-hull tank vessels must be retired or retrofitted by December 31, 2014; the useful lives of these assets have been limited to these respective periods.

        Included in vessels and equipment are drydocking expenditures that are capitalized and amortized over three years. Drydocking of vessels is required by both the U.S. Coast Guard and by the applicable classification society, which in the Partnership's case is the American Bureau of Shipping. Such drydocking activities include, but are not limited to, the inspection, refurbishment and replacement of steel, engine components, tailshafts, mooring equipment and other parts of the vessel.

        Major renewals and betterments of assets are capitalized and depreciated over the remaining useful lives of the assets. Maintenance and repairs that do not improve or extend the useful lives of the assets are expensed.

        The Partnership assesses impairment on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. An impairment loss would be recognized to the extent the carrying value exceeds fair value by appraisal.

        When property items are retired, sold, or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts with any gain or loss on the dispositions included in income. Assets to be disposed of are reported at the lower of their carrying amounts or fair values, less the estimated costs of disposal.

        Deferred Financing Costs.    Direct costs associated with obtaining long-term financing are deferred and amortized over the terms of the related financings.

        Revenue Recognition.    The Partnership earns revenue under contracts of affreightment, voyage charters, time charters and bareboat charters. For contracts of affreightment and voyage charters, revenue is recognized based upon the relative transit time in each period, with expenses recognized as incurred. Although contracts of affreightment and certain contracts for voyage charters may be effective for a period in excess of one year, revenue is recognized on the basis of individual voyages, which are generally less than ten days in duration. For time charters and bareboat charters, revenue is recognized ratably over the contract period, with expenses recognized as incurred. Estimated losses on contracts of affreightment and charters are accrued when such losses become evident.

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. The most significant estimates relate to depreciation of vessels, liabilities incurred from workers' compensation, commercial and other claims, the allowance for doubtful accounts and deferred income taxes. Actual results could differ from these estimates.

        Concentrations of Credit Risk.    Financial instruments which potentially subject the Partnership to concentrations of credit risk are primarily cash and trade accounts receivable. The Partnership maintains its cash on deposit at a financial institution in amounts that, at times, may exceed insurable limits.

        With respect to accounts receivable, the Partnership extends credit based upon an evaluation of a customer's financial condition and generally does not require collateral. The Partnership maintains an allowance for doubtful accounts for potential losses and does not believe it is exposed to concentrations of credit risk that are likely to have a material adverse effect on its financial position, results of operations or cash flows.

        Income Taxes.    Income and losses of the Partnership will be included in the income tax returns of its unitholders. The Partnership itself expects to be subject to the New York City Unincorporated Business Tax, which is calculated based on the Partnership's taxable income allocated to New York City. The Partnership also will have a corporate subsidiary that will provide bunkering services and conduct other transportation operations not involving the movement of refined petroleum products. This subsidiary will be subject to federal and state corporate income taxes.

        Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Partnership's assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The Partnership evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Note 3: Significant Forecast Assumptions

        Net Voyage Revenue.    The forecast assumptions are based on estimated average daily rates and vessel utilization. Estimated average daily rates and vessel utilization vary based on contract types, which comprise time charters, contracts of affreightment and voyage charters.

        Forecasted net voyage revenue for the twelve-month period ending December 31, 2004 is approximately $4.8 million greater than the historical results for the year ended June 30, 2003. The forecasted net voyage revenue reflects management's estimates which are based upon a number of specific assumptions, including the assumptions that:

  •
  the net voyage revenue from vessels operating in our local trades for the twelve months ending December 31, 2004 will approximate that realized during fiscal 2003;

  •
  we will realize a total increase of $10.7 million in net voyage revenue due to a full twelve months of operations of the newbuilds DBL 81, DBL 82 and DBL 102 and partial year operation of the retrofitted DBL 105. The DBL 81 was delivered in February 2003, the DBL 82 was delivered in June 2003, and the DBL 102 is assumed to be delivered in January 2004. The DBL 105 is scheduled to leave the shipyard and enter service in April 2004; and

  •
  we will realize a total decrease of $5.9 million in net voyage revenue resulting from the KTC 155 not operating while it is in shipyard being retrofitted to a double-hull vessel, the OPA 90 phase-out of the KTC 135 in April 2004 and the KTC 115 in December 2002, and all other vessel variances.

        During the twelve months ending December 31, 2004, the three additional newbuild vessels, the DBL 81, DBL 82 and DBL 102, are forecasted to be available for an aggregate total of 30 additional months compared to fiscal 2003. These vessels were built to replace certain single-hull vessels that will phase out by the end of December 2004 as required by the Oil Pollution Act of 1990. The new vessels will operate in the same coastwise markets, and serve substantially the same customer base, as the vessels they will replace. Our estimated net voyage revenue per month for these vessels approximates that which has been earned to date in operating newbuilds DBL 101, DBL 81 and DBL 82.

        Bareboat Charter and Other Revenue.    Forecasted bareboat charter and other revenue for the twelve-month period ending December 31, 2004 is approximately $2.3 million less than the historical results for the year ended June 30, 2003. The forecasted bareboat charter revenue is estimated to decrease by $1.0 million due to the expiration of bareboat charter contracts on three vessels, all of which will be returned to and operated by us. Additionally, in fiscal 2003, $1.2 million of revenue was generated from chartering out a chartered-in barge which has not been forecasted for the twelve months ending December 31, 2004.

        Vessel Operating Expenses.    The forecasted vessel operating expenses for the twelve-month period ending December 31, 2004 is approximately $1.7 million greater than the historical results for the year ended June 30, 2003. The forecasted increase in vessel operating expenses results from (a) an aggregate $1.5 million estimated increase in operating expenses for the Volunteer, a purchased tugboat which began operations in July 2003, and the newbuilds DBL 81, DBL 82 and DBL 102, plus (b) an estimated increase of $1.4 million for three vessels returned to the Partnership from bareboat charter, less (c) a decrease of $1.2 million due to the OPA 90 phase-out of the KTC 115 and KTC 135 and the KTC 155's shipyard period for its retrofitting.

        Some of the more significant vessel operating expenses include labor and related costs, and insurance costs. Labor and related costs are forecasted based upon estimated employee headcount and contractual unionized wage rates. Insurance costs are estimated based upon anticipated premiums.

        General and Administrative Expenses.    The forecasted general and administrative expenses for the twelve-month period ending December 31, 2004 is approximately $1.3 million greater than the historical results for the year ended June 30, 2003. The forecasted general and administrative expenses are based on the historical expenses and increased by $1.2 million resulting from the expected incremental costs of being a public company. The forecast also reflects estimated annual wage adjustments.

        Depreciation and Amortization.    The forecast depreciation and amortization for the twelve-month period ending December 31, 2004 is approximately $2.3 million greater than the historical results for the year ended June 30, 2003. The increase is attributable to the capital expenditures incurred and estimated to be incurred subsequent to June 30, 2003, partially offset by a decrease due to the phase-out of the KTC 135.

        Interest Expense, Net.    The forecasted interest expense for the twelve-month period ending December 31, 2004 is approximately $6.1 million less than the historical results for the year ended June 30, 2003. The decrease is attributable to the repayment of $68.8 million of term loans, subordinated debt and debt under our revolving credit agreement with the proceeds from the initial public offering. The forecasted interest expense reflects an average interest rate of 6.2%, primarily on the fixed rate Title XI bonds.

        Income Taxes.    The provision for income taxes is computed using the pro-forma effective tax rate for fiscal 2003, which is not anticipated to be significantly different for the twelve-month period ending December 31, 2004.

        Construction in progress.    Construction in progress represents payments for building the DBL 102, retrofitting the DBL 105 and the KTC 155, and certain other projects.

        Proceeds from Title XI escrow funds.    Proceeds from Title XI escrow funds represents the expected drawdown from our Title XI escrow fund upon delivery of the newbuild DBL 102.

        Increase in credit line borrowings.    The increase in credit line borrowings represents drawdowns on the $30.0 million revolving acquisition facility, which is part of our expected new $47.0 million credit agreement, to assist in financing the construction in progress described above. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement" beginning on page 72.

        Payments of distributions on common units, subordinated units and on the 2% general partner interest.    Payments of distributions on common units, subordinated units and on the 2% general partner interest includes an estimated $3.65 million distribution for the period from the estimated closing date of the offering through March 31, 2004, plus $4.25 million for each of the two quarters in the six-month period ending September 30, 2004. Quarterly distributions are paid within 45 days after the close of each quarter. The Partnership's payment of distributions as contemplated by this forecast is contingent on its ability to restructure K-Sea Transportation LLC's debt agreements as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Title XI Borrowings" beginning on page 70 and "—New Credit Agreement" beginning on page 72. The Partnership anticipates completing the restructuring at or prior to the closing date of this offering.

        Net increase in cash from forecasted operating, investing, and financing activities.    The net increase in cash from forecasted operating, investing, and financing activities represents cash which would be available to pay distributions in respect of the three months ending December 31, 2004.

Forecast of Available Cash from Operating Surplus

        The following table sets forth our calculation of forecasted available cash from operating surplus for the twelve months ending December 31, 2004 based on the statement of forecasted results of operations and cash flows set forth above. Available cash from operating surplus is defined in our partnership agreement and is different from net cash provided by/used in operating, investing and financing activities. For instance, in calculating available cash from operating surplus, our partnership agreement requires us to subtract an estimate of the average annual maintenance capital expenditures necessary to maintain the operating capacity of our capital assets over the long-term as opposed to the actual amounts spent.

        Our calculation of available cash from operating surplus is derived from the terms of our partnership agreement and forms the basis for the amount that we distribute. The amount of available cash from operating surplus as so calculated may be more than the amount of cash actually distributed.

Forecasted Twelve Months Ending December 31, 2004
(in thousands)
Net income	$7,920
Add:
Depreciation and amortization	18,561
Interest expense, net	2,666
Provision for income taxes	542
Less:
Maintenance capital expenditures(1)	9,600
Interest paid	2,265
Income taxes paid	374

Forecast of available cash from operating surplus(2)	$17,450

(1)
Our partnership agreement requires us to subtract an estimate of the average annual maintenance capital expenditures necessary to maintain the operating capacity of our capital assets over the long term as opposed to the actual amounts spent.

(2)
The amount of available cash from operating surplus needed to distribute the minimum quarterly distributions for four quarters on the common units and subordinated units to be outstanding immediately after this offering and on the 2% general partner interest is as follows:

Four Quarters Ending December 31, 2004
(in thousands)
Common units	$8,330.0
Subordinated units	8,330.0
General partner	340.0

Total	$17,000.0

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

        The following table presents selected historical financial and operating data of our predecessor, K-Sea Transportation LLC, its predecessor, EW Holding Corp., and pro forma financial data of K-Sea Transportation Partners L.P., in each case for the periods and as of the dates indicated. The selected historical financial data for K-Sea Transportation LLC as of September 30, 2003 and for the three months ended September 30, 2002 and 2003 are derived from the unaudited consolidated financial statements of K-Sea Transportation LLC. The selected historical financial data for K-Sea Transportation LLC as of and for the two months ended June 30, 1999 and the fiscal years ended June 30, 2000, 2001, 2002 and 2003 are derived from the audited consolidated financial statements of K-Sea Transportation LLC. The selected historical financial data as of and for the ten months ended April 30, 1999 are derived from the unaudited consolidated financial statements of EW Holding Corp.

        The unaudited pro forma consolidated financial statements of K-Sea Transportation Partners L.P. give pro forma effect to the contribution of substantially all of the assets and liabilities of K-Sea Transportation LLC and its subsidiaries to K-Sea Operating Partnership L.P., the completion of this offering and the use of the net proceeds of the offering to retire indebtedness. The selected pro forma financial data presented as of and for the fiscal year ended June 30, 2003 and as of and for the three months ended September 30, 2003 are derived from our unaudited pro forma consolidated financial statements. The pro forma balance sheet data assumes the offering and related transactions occurred as of September 30, 2003. The pro forma income statement data for the fiscal year ended June 30, 2003 and for the three months ended September 30, 2003 assumes the offering and related transactions occurred on July 1, 2002 and July 1, 2003, respectively. A more complete explanation of the pro forma data can be found in our unaudited pro forma consolidated financial statements.

        The following table presents two non-GAAP financial measures, net voyage revenue and EBITDA, which we use in our business. We explain these measures below and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in "—Non-GAAP Financial Measures" on page 57.

        We define maintenance capital expenditures as capital expenditures required to maintain, over the long term, the operating capacity of our fleet, and expansion capital expenditures as those capital expenditures that increase, over the long term, the operating capacity of our fleet. Examples of maintenance capital expenditures include costs related to drydocking a vessel, retrofitting an existing vessel or acquiring a new vessel to the extent such expenditures maintain the operating capacity of our fleet. If, however, capital expenditures associated with retrofitting an existing vessel or acquiring a new vessel increase the operating capacity of our fleet over the long term, whether through increasing our aggregate barrel-carrying capacity, improving the operational performance of a vessel or otherwise, those capital expenditures would be classified as expansion capital expenditures.

        Drydocking expenditures are more extensive in nature than normal routine maintenance and, therefore, are capitalized and amortized over three years. For more information regarding our accounting treatment of drydocking expenditures, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Amortization of Drydocking Expenditures" beginning on page 76.

        When reading the following table, you should understand the meaning of terms we use in our financial statements. We discuss and explain the meaning of these terms beginning on page 59 under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Definitions."

        The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 58.

	Historical								Pro Forma
	EW Holding Corp.	K-Sea Transportation LLC							K-Sea Transportation Partners L.P.
	Ten Months Ended April 30, 1999	Two Months Ended June 30, 1999	Years Ended June 30,				Three Months Ended September 30,
										Three Months Ended September 30, 2003
									Year Ended June 30, 2003
			2000	2001	2002	2003	2002	2003
	(in thousands, except per unit and operating data)
Income Statement Data:
Voyage revenue	$33,863	$7,377	$59,037	$77,418	$75,700	$83,942	$19,687	$22,889	$83,942	$22,889
Bareboat charter and other revenue	2,366	345	3,259	4,866	3,387	3,753	668	542	3,753	542

Total revenues	36,229	7,722	62,296	82,284	79,087	87,695	20,355	23,431	87,695	23,431
Voyage expenses	3,785	890	8,552	12,098	11,395	14,151	3,037	4,310	14,151	4,310
Vessel operating expenses	20,130	3,724	28,895	34,176	32,684	36,326	9,040	9,405	36,326	9,405
General and administrative expenses	4,714	916	5,489	5,954	6,384	7,047	1,799	1,989	7,047	1,989
Depreciation and amortization	5,935	818	7,404	10,591	14,805	16,293	4,129	4,054	16,045	3,992
Net (gain) loss on sale of vessels	(243)	—	186	169	(422)	(275)	88	—	(275)	—

Total operating expenses	34,321	6,348	50,526	62,988	64,846	73,542	18,093	19,758	73,294	19,696

Operating income	1,908	1,374	11,770	19,296	14,241	14,153	2,262	3,673	14,401	3,735
Interest expense (income), net	3,713	1,166	8,653	9,202	7,519	8,808	2,233	2,171	1,866	519
Net (gain) loss on reduction of debt(1)	—	—	—	—	(377)	4	—	—	4	—
Other expense (income), net	(700)	(14)	(124)	(10)	76	29	97	(33)	177	50

Income (loss) before provision (benefit) for income taxes	(1,105)	222	3,241	10,104	7,023	5,312	(68)	1,535	12,354	3,166
Provision (benefit) for income taxes	(403)	161	143	(132)	549	340	(4)	230	786	198

Net income (loss)	$(702)	$61	$3,098	$10,236	$6,474	$4,972	$(64)	$1,305	$11,568	$2,968

Pro forma net income per unit:
Basic and diluted									$1.36	$0.35
Balance Sheet Data (at period end):
Vessels and equipment, net	$55,483	$89,114	$121,899	$121,542	$115,304	$145,520	$125,757	$144,595	$144,368	$143,505
Total assets	65,855	98,918	134,621	136,462	184,730	178,328	180,648	185,775	176,032	183,149
Total debt	44,694	66,898	93,567	85,019	125,076	114,003	119,646	117,204	40,748	39,812
Members'/partners' equity	8,983	8,911	19,528	29,753	36,267	41,290	36,210	42,595	124,135	129,914
Cash Flow Data:
Net cash provided by (used in)
Operating activities	$(552)	$(1,992)	$3,720	$13,870	$16,417	$13,235	$1,370	$6,430
Investing activities(3)	(122)	(1,123)	(1,081)	(3,752)	(52,291)	(240)	4,321	(8,832)
Financing activities(3)	3,316	3,419	(2,905)	(8,956)	34,689	(12,984)	(5,683)	2,403
Other Financial Data:
Net voyage revenue	$30,078	$6,487	$50,485	$65,320	$64,305	$69,791	$16,650	$18,579	$69,791	$18,579
EBITDA	8,543	2,206	19,298	29,897	28,970	30,417	6,294	7,760	30,269	7,677
Capital expenditures, including vessel acquisitions and drydocking expenditures:
Maintenance	$6,738	$323	$2,540	$10,591	$7,405	$8,389	$1,846	$2,094	$8,389	$2,094
Expansion	1,115	0	1,116	1,101	6,682	7,814	475	1,796	7,814	1,796

Total capital expenditures	$7,853	$323	$3,656	$11,692	$14,087	$16,203	$2,321	$3,890	$16,203	$3,890

Construction in progress	—	—	—	$1,991	$12,994	$18,703	$5,494	$6,832	$18,703	$6,832
Operating Data:
Number of barges (at period end)	24	25	36	35	34	35	34	35	35	35
Number of tankers (at period end)	6	6	6	5	3	3	3	3	3	3
Number of tugboats (at period end)	8	8	16	16	17	18	17	18	18	18
Total barrel-carrying capacity (in thousands at period end)	1,149	1,180	2,192	2,164	2,079	2,309	2,169	2,309	2,309	2,309
Net utilization	75%	76%	80%	84%	81%	87%	84%	88%	87%	88%
Average daily rate	$5,665	$5,186	$6,209	$7,208	$7,482	$7,468	$7,268	$7,940	$7,468	$7,940

(1)
The fiscal year ended June 30, 2002 includes a $572 gain on reduction of subordinated debt (and related accrued interest) owed to the seller of a vessel we purchased in 1999. This reduction resulted from a customer's exercise of an option to purchase the vessel, which was provided for in the 1999 purchase contract. The fiscal year ended June 30, 2003 also includes $195 in prepayment fees resulting from repayment of debt related to certain vessels that were sold during the year.
(2)
The fiscal year ended June 30, 2001 includes a deferred tax benefit of $2,575 resulting from a re-evaluation of our deferred tax liabilities resulting from a change in our approach to the allocation of income to the applicable tax jurisdictions.
(3)
The fourth quarter of fiscal 2002 includes $39.1 million of Title XI borrowings and the investment of those funds into short-term U.S. government obligations pending delivery of newbuild tank barges.
(4)
"Net utilization" is a percentage equal to the total number of days actually worked by a tank vessel or group of tank vessels during a defined period, divided by the number of calendar days in the period multiplied by the total number of tank vessels operating or in drydock during that period.
(5)
"Average daily rate" equals the net voyage revenue earned by a tank vessel or group of tank vessels during a defined period, divided by the total number of days actually worked by that tank vessel or group of tank vessels during that period.

Non-GAAP Financial Measures

        For a discussion of the non-GAAP financial measures of net voyage revenue and EBITDA, please read "Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures" beginning on page 16. The following table presents a reconciliation of net voyage revenue and EBITDA to the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Historical								Pro Forma
	EW Holding Corp.	K-Sea Transportation LLC							K-Sea Transportation Partners L.P.
	Ten Months Ended April 30, 1999	Two Months Ended June 30, 1999	Years Ended June 30,				Three Months Ended September 30,
										Three Months Ended September 30, 2003
									Year Ended June 30, 2003
			2000	2001	2002	2003	2002	2003
	(in thousands)
Reconciliation of "Net voyage revenue" to "Voyage revenue":
Voyage revenue	$33,863	$7,377	$59,037	$77,418	$75,700	$83,942	$19,687	$22,889	$83,942	$22,889
Voyage expenses	3,785	890	8,552	12,098	11,395	14,151	3,037	4,310	14,151	4,310

Net voyage revenue	$30,078	$6,487	$50,485	$65,320	$64,305	$69,791	$16,650	$18,579	$69,791	$18,579

Reconciliation of "EBITDA" to "Net income":
Net income (loss)	$(702)	$61	$3,098	$10,236	$6,474	$4,972	$(64)	$1,305	$11,568	$2,968
Depreciation and amortization	5,935	818	7,404	10,591	14,805	16,293	4,129	4,054	16,045	3,992
Interest expense (income), net	3,713	1,166	8,653	9,202	7,519	8,808	2,233	2,171	1,866	519
Net (gain) loss on reduction of debt	—	—	—	—	(377)	4	—	—	4	—
Provision (benefit) for income taxes	(403)	161	143	(132)	549	340	(4)	230	786	198

EBITDA	$8,543	$2,206	$19,298	$29,897	$28,970	$30,417	$6,294	$7,760	$30,269	$7,677

Reconciliation of "EBITDA" to "Net cash provided by operating activities":
Net cash provided by (used in) operating activities	$(552)	$(1,992)	$3,720	$13,870	$16,417	$13,235	$1,370	$6,430
Payment of drydocking expenditures	6,738	323	2,487	9,248	7,171	7,491	1,748	1,890
Interest paid	3,673	1,073	8,159	8,666	6,738	8,247	1,566	1,837
Income taxes paid	96	34	246	14	5	2	2	7
(Increase) decrease in operating working capital	(1,118)	1,855	5,340	(1,489)	(1,332)	1,716	1,205	(2,337)
Other, net	(294)	913	(654)	(412)	(29)	(274)	403	(67)

EBITDA	$8,543	$2,206	$19,298	$29,897	$28,970	$30,417	$6,294	$7,760

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion of the financial condition and results of operations of K-Sea Transportation LLC in conjunction with the historical consolidated financial statements of K-Sea Transportation LLC and the unaudited pro forma consolidated financial statements of K-Sea Transportation Partners L.P. included elsewhere in this prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

Overview

        We are a leading provider of refined petroleum product marine transportation, distribution and logistics services in the northeastern United States. Our fleet of 35 tank barges, 3 tankers and 18 tugboats serves a wide range of customers, including major oil companies, oil traders and refiners. With over two million barrels of capacity, we believe we own and operate the third-largest ocean-going tank barge fleet in the United States as measured by barrel-carrying capacity.

        Demand for our services is driven primarily by demand for refined petroleum products in the East Coast and Gulf of Mexico regions of the United States. In the three fiscal years ended June 30, 2003, we believe our markets experienced a range of factors that influenced the demand for our services. In fiscal 2001, the growing U.S. economy, high natural gas prices and a normal winter in the northeastern United States stimulated demand for refined petroleum products. In addition, disruptions in normal refined petroleum product distribution patterns, occasioned by temporary shut downs of pipelines and refineries in the Midwest and West Coast regions of the United States, increased the demand for marine transportation. In contrast, in fiscal 2002 demand for our services was negatively impacted by a reduction in local movements of refined petroleum products resulting from the warmest winter on record in the northeastern United States, the temporary shutdown of New York Harbor and reduced demand for jet fuel caused by the September 11, 2001 terrorist attacks, and reduced economic activity caused by the recession in the U.S. economy. We believe results of operations for fiscal 2003 reflect more normal winter conditions.

        We generate revenue by charging customers for the transportation and distribution of their products utilizing our tank vessels and tugboats. These logistics services are generally provided under the following four basic types of contractual relationships:

  •
  time charters, which are contracts to charter a vessel for a fixed period of time, generally one year or more, at a set daily rate;

  •
  contracts of affreightment, which are contracts to provide transportation services for products over a specific trade route, generally for one or more years, at a negotiated per barrel rate;

  •
  voyage charters, which are charters for shorter intervals, usually a single round-trip, that are made on either a current market rate or advance contractual basis; and

  •
  bareboat charters, which are longer-term agreements that allow a customer to operate one of our vessels and utilize its own operating staff without taking ownership of the vessel.

        In addition, a variation of a voyage charter is known as a "consecutive voyage charter." Under this arrangement, consecutive voyages are performed for a specified period of time.

        The table below illustrates the primary distinctions among these types of contracts:

	Time Charter	Contract of Affreightment	Voyage Charter(1)	Bareboat Charter(2)
Typical contract length	One year or more	One year or more	Single voyage	Two years or more
Rate basis	Daily	Per barrel	Varies	Daily
Voyage expenses(3)	Customer pays	We pay	We pay	Customer pays
Vessel operating expenses(4)	We pay	We pay	We pay	Customer pays
Idle time	Customer pays as long as vessel is available for operations	Customer does not pay	Customer does not pay	Customer pays

(1)
Under a consecutive voyage charter, the customer pays for idle time.

(2)
After the offering, K-Sea Transportation Partners L.P. expects to be treated as a partnership for U.S. federal income tax purposes. In order to be treated as a partnership, K-Sea Transportation Partners L.P. must, among other things, generate at least 90% of its gross income from qualifying sources. Income from bareboat charters will be non- qualifying income for U.S. federal income tax purposes. Please read "Material Tax Consequences—Partnership Status" beginning on page 142.

(3)
Voyage expenses include items such as fuel, port charges, pilot fees, tank cleaning costs and canal tolls, which are unique to a particular voyage.

(4)
Vessel operating expenses include items such as crew wages, insurance on the vessel and routine maintenance.

        Time charter and bareboat charter revenue is recognized ratably over the period of the related charter. Revenue from contracts of affreightment is recognized as services are performed. Voyage charter revenue is recognized over the estimated duration of the charter.

        Vessel operators can increase utilization and revenue generation through efficient vessel scheduling. Voyage charter rates, which are typically more responsive to changing market conditions than other rates, generally include payments for the time required for the vessel to return to the loading port after discharging its cargo. By scheduling the loading of new cargo closer to a discharge port, vessel operators can increase vessel utilization, generate additional revenue and increase average daily revenue. High vessel utilization tends to create higher average daily rates even though an operator may charge no more than its competitors for a particular voyage.

        During fiscal 2003 and the first quarter of fiscal 2004, we derived approximately 70% of our revenue from longer-term contracts, such as time charters, consecutive voyage charters, contracts of affreightment and bareboat charters, and approximately 30% of our revenue from single voyage charters.

Definitions

        In order to understand our discussion of our results of operations, it is important to understand the meaning of the following terms used in our analysis and the factors that influence our results of operations:

  •
  Voyage revenue. Voyage revenue includes revenue from time charters, contracts of affreightment and voyage charters, where we, as vessel operator, pay the vessel operating expenses. Voyage revenue is impacted by changes in charter and utilization rates and by the mix of business among the types of contracts described in the preceding sentence.

  •
  Voyage expenses. Voyage expenses include items such as fuel, port charges, pilot fees, tank cleaning costs and canal tolls, which are unique to a particular voyage. Depending on the form of contract and customer preference, voyage expenses may be paid directly by customers or by us. If we pay voyage expenses, they are included in our results of operations when they are incurred. Typically when we pay voyage expenses, we add them to our freight rates at an approximate cost.

  •
  Net voyage revenue. Net voyage revenue is equal to voyage revenue less voyage expenses. As explained above, the amount of voyage expenses we incur for a particular contract depends upon the form of the contract. Therefore, in comparing revenues between reporting periods, we use net voyage revenue to improve the comparability of reported revenues that are generated by the different forms of contracts.

  •
  Bareboat charter and other revenue. Bareboat charter and other revenue includes revenue from bareboat charters and from towing and other miscellaneous services.

  •
  Vessel operating expenses. The most significant direct vessel operating expenses are wages paid to vessel crews, routine maintenance and repairs and marine insurance. We may also incur outside towing expenses during periods of peak demand and in order to maintain our operating capacity while our tugs are drydocked or otherwise out of service for scheduled and unscheduled maintenance.

  •
  Depreciation and amortization. We incur fixed charges related to the depreciation of the historical cost of our fleet and the amortization of expenditures for drydockings. The aggregate number of drydockings undertaken in a given period, the size of the vessels and the nature of the work performed determine the level of drydocking expenditures. We capitalize expenditures incurred for drydocking and amortize these expenditures over 36 months.

  •
  General and administrative expenses. General and administrative expenses consist of employment costs of shoreside staff and cost of facilities, as well as legal, audit and other administrative costs. After the offering, we expect to incur approximately $1.2 million in additional annual expenses related to being a publicly traded partnership.

  •
  Total tank vessel days. Total tank vessel days is equal to the number of calendar days in the period multiplied by the total number of tank vessels operating or in drydock during that period.

  •
  Scheduled drydocking days. Scheduled drydocking days are days designated for the inspection and survey of tank vessels, and resulting maintenance work, as required by the U.S. Coast Guard and the American Bureau of Shipping to maintain the vessels' qualification to work in the U.S. coastwise trade. Generally, drydockings are required twice every five years and last between 30 and 60 days, based upon the size of the vessel and the type of work required.

  •
  Net utilization. Net utilization is a primary measure of operating performance in our business. Net utilization is a percentage equal to the total number of days worked by a tank vessel or group of tank vessels during a defined period, divided by total tank vessel days for that tank vessel or group of tank vessels. Net utilization is adversely impacted by scheduled drydocking, scheduled and unscheduled maintenance and idle time not paid for by the customer.

  •
  Average daily rate. Average daily rate, another key measure of our operating performance, is equal to the net voyage revenue earned by a tank vessel or group of tank vessels during a defined period, divided by the total number of days actually worked by that tank vessel or group of tank vessels during that period. Fluctuations in average daily rates result not only from changes in charter rates charged to our customers, but also from changes in vessel utilization and efficiency, which could result from internal factors, such as newer and more efficient tank vessels, and from external factors such as weather or other delays.

  •
  Coastwise and local trades. Our business is segregated into coastwise trade and local trade. Our coastwise trade generally comprises voyages of between 200 and 1,000 miles by vessels with greater than 40,000 barrels of barrel-carrying capacity. These voyages originate from the middle Atlantic states to points as far north as Canada and as far south as Cape Hatteras and from points within the Gulf Coast region to other points within that region or to the Northeast. We also have one tank barge that transports agricultural products to international destinations. Our local trade generally comprises voyages by smaller vessels of less than 200 miles. The term U.S. coastwise trade, as used generally for Jones Act purposes, would include our coastwise and local trades.

Results of Operations

        The following table summarizes our results of operations for the periods presented (dollars in thousands, except average daily rates):

	Years ended June 30,			Three Months Ended September 30,
	2001	2002	2003	2002	2003
Voyage revenue	$77,418	$75,700	$83,942	$19,687	$22,889
Voyage expenses	12,098	11,395	14,151	3,037	4,310

Net voyage revenue	65,320	64,305	69,791	16,650	18,579
Bareboat charter and other revenue	4,866	3,387	3,753	668	542
Vessel operating expenses	34,176	32,684	36,326	9,040	9,405
% of net voyage revenue	52.3%	50.8%	52.0%	54.3%	50.6%
General and administrative expenses	5,954	6,384	7,047	1,799	1,989
% of net voyage revenue	9.1%	9.9%	10.1%	10.8%	10.7%
Depreciation and amortization	10,591	14,805	16,293	4,129	4,054
Net (gain) loss on sale of vessels	169	(422)	(275)	88	—

Operating income	19,296	14,241	14,153	2,262	3,673
% of net voyage revenue	29.5%	22.1%	20.3%	13.6%	19.8%
Interest expense, net	9,202	7,519	8,808	2,233	2,171
Net (gain) loss on reduction of debt	—	(377)	4	—	—
Other expense (income), net	(10)	76	29	97	(33)

Income (loss) before provision (benefit) for income taxes	10,104	7,023	5,312	(68)	1,535
Provision (benefit) for income taxes	(132)	549	340	(4)	230

Net income (loss)	$10,236	$6,474	$4,972	$(64)	$1,305

Net voyage revenue by trade
Coastwise
Total tank vessel days	4,837	5,083	5,390	1,349	1,456
Days worked	4,007	4,434	4,874	1,244	1,324
Scheduled drydocking days	651	286	158	11	89
Net utilization	83%	87%	90%	92%	91%
Average daily rate	$9,843	$10,400	$9,844	$9,617	$10,200
Total coastwise net voyage revenue	$39,440	$46,115	$47,982	$11,964	$13,506
Local
Total tank vessel days	5,932	5,528	5,391	1,380	1,196
Days worked	5,055	4,160	4,471	1,047	1,016
Scheduled drydocking days	273	296	156	—	51
Net utilization	85%	75%	83%	76%	85%
Average daily rate	$5,120	$4,373	$4,878	$4,476	$4,993
Total local net voyage revenue	$25,880	$18,190	$21,809	$4,686	$5,073
Tank vessel fleet
Total tank vessel days	10,769	10,611	10,781	2,729	2,652
Days worked	9,062	8,594	9,345	2,291	2,340
Scheduled drydocking days	924	582	314	11	140
Net utilization	84%	81%	87%	84%	88%
Average daily rate	$7,208	$7,482	$7,468	$7,268	$7,940
Total fleet net voyage revenue	$65,320	$64,305	$69,791	$16,650	$18,579

Three Months Ended September 30, 2003 versus Three Months Ended September 30, 2002

  Net Voyage Revenue

        Voyage revenue was $22.9 million for the three months ended September 30, 2003, an increase of $3.2 million, or 16%, as compared to voyage revenue of $19.7 million for the three months ended September 30, 2002. Voyage expenses were $4.3 million for the three months ended September 30, 2003, an increase of $1.3 million, or 42%, as compared to voyage expenses of $3.0 million for the three months ended September 30, 2002.

        Net voyage revenue was $18.6 million for the three months ended September 30, 2003, an increase of $1.9 million, or 12%, as compared to net voyage revenue of $16.7 million for the three months ended September 30, 2002. In our coastwise trade, net voyage revenue was $13.5 million, an increase of $1.5 million. The addition of three newly constructed tank vessels increased coastwise net voyage revenue by approximately $1.8 million; this was partially offset by a reduction of $0.9 million resulting from the phase-out of the KTC 115 in December 2002. An additional $0.2 million in coastwise net voyage revenue resulted from the favorable renewal of a time charter on one of our larger vessels. Average daily rates in our coastwise trade increased by 6% for the three months ended September 30, 2003, to $10,200 from $9,617 for the three months ended September 30, 2002, due to a greater percentage of long-term voyage charters generating higher rates.

        Net voyage revenue in our local trade for the three months ended September 30, 2003 increased by $0.4 million, or 9%. Net utilization in our local trade improved to 85% for the three months ended September 30, 2003 from 76% for the three months ended September 30, 2002, resulting from the combined impact of a stronger local market and an increase in the volume of jet fuel moved for the U.S. government. Average daily rates in our local trade improved 12% to $4,993 for the three months ended September 30, 2003 from $4,476 for the three months ended September 30, 2002, positively impacted by higher average bunkering rates.

  Bareboat Charter and Other Revenue

        Bareboat charter and other revenue was $0.5 million for the three months ended September 30, 2003, a decrease of $0.2 million, or 19%, as compared to $0.7 million for the three months ended September 30, 2002. The decrease resulted from the expiration of two bareboat charter contracts in fiscal 2003 that were in effect for the three months ended September 30, 2002.

  Vessel Operating Expenses

        Vessel operating expenses were $9.4 million for the three months ended September 30, 2003, an increase of $0.4 million, or 4%, as compared to $9.0 million for the three months ended September 30, 2002. Vessel operating expenses as a percentage of net voyage revenue decreased from 54.3% for the three months ended September 30, 2002 to 50.6% for the three months ended September 30, 2003. Vessel labor and related costs increased $0.7 million as a result of a 3% contractual wage increase for our unionized employees and a higher average number of employees due to the operation of two additional tugboats. One tugboat was purchased in May 2003 and the other was returned to us after completing a two year bareboat charter contract in November 2002. Outside towing expense decreased by $0.4 million due to the operation of these additional two tugboats and a reduction in tugboat shipyard days for the three months ended September 30, 2003.

  Depreciation and Amortization

        Depreciation and amortization was $4.1 million for the three months ended September 30, 2003, which approximated the amount for the three months ended September 30, 2002.

  General and Administrative Expenses

        General and administrative expenses were $2.0 million for the three months ended September 30, 2003, an increase of $0.2 million, or 11%, as compared to general and administrative expenses of $1.8 million for the three months ended September 30, 2002. The overall increase was due primarily to increased compensation for our shoreside staff and an additional employee in both our Information Technology and Operations departments. Additionally, we incurred increased professional fees related to our initial public offering. As a percentage of net voyage revenue, general and administrative expenses decreased to 10.7% for the three months ended September 30, 2003 from 10.8% for the three months ended September 30, 2002.

  Interest Expense, Net

        Net interest expense was $2.2 million for the three months ended September 30, 2003, which approximated the amount for the three months ended September 30, 2002. Interest on term loans decreased resulting from lower average principal balances. Additionally, a portion of this debt bears interest at a floating rate tied to the 30-day London Interbank Offered Rate (LIBOR). This floating rate averaged 4.8% for the three months ended September 30, 2003, compared to 5.5% for the three months ended September 30, 2002. This was offset by a decrease in interest income from Title XI escrow funds as described under "—Liquidity and Capital Resources" below.

  Provision (Benefit) For Income Taxes

        Our interim provisions for income taxes are based on our estimate of the annual effective tax rate. For the three months ended September 30, 2003, this rate was 15.0%, as compared to a benefit of 6.4% for the three months ended September 30, 2002. This change resulted primarily from an increase in the percentage of our consolidated pretax income estimated to be attributable to our corporate subsidiaries. As a limited liability company, K-Sea Transportation LLC is treated as a partnership for income tax purposes.

  Net Income

        Net income was $1.3 million for the three months ended September 30, 2003, an increase of $1.4 million, as compared to a net loss of $0.1 million for the three months ended September 30, 2002. The increase resulted primarily from a $1.9 million increase in net voyage revenue; offset by a $0.4 million increase vessel operating expenses and a $0.2 million increase in general and administrative expenses.

Fiscal Year Ended June 30, 2003 versus Fiscal Year Ended June 30, 2002

  Net Voyage Revenue

        Voyage revenue was $83.9 million for the fiscal year ended June 30, 2003, an increase of $8.2 million, or 11%, as compared to voyage revenue of $75.7 million for the fiscal year ended June 30, 2002. Voyage expenses were $14.2 million for the fiscal year ended June 30, 2003, an increase of $2.8 million, or 25%, as compared to voyage expenses of $11.4 million for the fiscal year ended June 30, 2002.

        Net voyage revenue was $69.8 million for the fiscal year ended June 30, 2003, an increase of $5.5 million, or 9%, as compared to net voyage revenue of $64.3 million for the fiscal year ended June 30, 2002. In our coastwise trade, which contributed $1.9 million of this increase, net utilization improved to 90% for the fiscal year ended June 30, 2003, as compared to 87% for the fiscal year ended June 30, 2002. The improved utilization resulted primarily from a decrease in scheduled drydocking days compared to fiscal 2002. In addition, more normal winter conditions in fiscal 2003, compared to the record warm winter in fiscal 2002, increased demand for our services. Coastwise net voyage revenue increased by approximately $2.7 million from two new vessels, net of the loss of revenue from the phase-out of the KTC 115 in December 2002. An additional $0.5 million in coastwise net voyage revenue resulted from a full period of operations of a tank vessel that had been acquired in September 2001. Average daily rates in our coastwise trade decreased 6% in fiscal 2003, to $9,844, from $10,400 in fiscal 2002, due to the start-up period for a new tank barge as it entered our fleet and lower rates for one of our large tank vessels that came off of a long-term charter.

        Net voyage revenue in our local trade for fiscal 2003 increased by $3.6 million, or 20%. Net utilization in our local trade improved to 83% in fiscal 2003 from 75% in fiscal 2002. This improved utilization resulted in part from fewer scheduled drydocking days in the fiscal 2003 than in the prior year. Average daily rates in our local trade improved 12% to $4,878 per day for fiscal 2003 from $4,373 per day for the prior year. Stronger demand for home heating oil resulting from the more normal winter and an increase in jet fuel movements associated in part with hostilities in the Middle East also contributed to these improvements.

  Bareboat Charter and Other Revenue

        Bareboat charter and other revenue was $3.8 million in fiscal 2003, an increase of $0.4 million, or 12%, as compared to $3.4 million in fiscal 2002. The revenue for the fiscal year ended June 30, 2003 increased by $1.0 million due to revenue generated from chartering out a chartered-in barge, as well as an increase of $0.5 million in tug and other revenue; this was offset by a reduction in bareboat charter revenue of $1.2 million due primarily to the sale of a tank vessel which had been chartered out during the fiscal year ended June 30, 2002.

  Vessel Operating Expenses

        Vessel operating expenses were $36.3 million for the fiscal year ended June 30, 2003, an increase of $3.6 million, or 11%, as compared to vessel operating expenses of $32.7 million for fiscal 2002. Vessel operating expenses as a percentage of net voyage revenue increased from 50.8% for fiscal 2002 to 52.0% for fiscal 2003. Vessel labor and related costs increased $0.3 million as a result of a 3% contractual wage increase and a higher average number of vessel employees due to the operation of a new tank vessel prior to the phase-out of the KTC 115. Additionally, outside towing expense increased by $2.1 million in fiscal 2003 due to a greater number of our tugboats in drydock and the need for an additional tug for a new barge. Vessel operating expenses increased by $0.9 million in fiscal 2003 as a result of increases in insurance premiums, deductibles paid and retained claims.

  Depreciation and Amortization

        Depreciation and amortization was $16.3 million for the fiscal year ended June 30, 2003, an increase of $1.5 million, or 10%, as compared to depreciation and amortization of $14.8 million for the fiscal year ended June 30, 2002. Of this increase, $1.7 million resulted from amortization of drydocking expenditures incurred after June 30, 2002. Drydocking expenditures are amortized over 36 months.

  General and Administrative Expenses

        General and administrative expenses were $7.0 million for fiscal 2003, an increase of $0.6 million, or 9%, as compared to general and administrative expenses of $6.4 million for fiscal 2002. The overall increase was due primarily to increased compensation for our shoreside staff and additional employees in the information technology department to implement a planned technology upgrade. As a percentage of net voyage revenue, general and administrative expenses increased to 10.1% for fiscal 2003 from 9.9% for fiscal 2002.

  Interest Expense, Net

        Net interest expense was $8.8 million in fiscal 2003, an increase of $1.3 million, or 17%, as compared to net interest expense of $7.5 million in fiscal 2002. This increase resulted primarily from an increase of $2.4 million of interest on our Title XI bonds, which were issued in June 2002. This was offset by decreased interest expense on our term loans resulting from lower average balances due to principal repayments made during fiscal 2003. Additionally, a portion of this debt bears interest at a floating rate tied to 30-day LIBOR. This floating rate averaged 5.1% for fiscal 2003 compared to 5.9% for fiscal 2002.

  Provision (Benefit) For Income Taxes

        Our effective tax rate in fiscal 2003 was 6.4%, as compared to 7.8% in fiscal 2002. This change primarily resulted from a decrease in the estimated percentage of our consolidated pretax income attributable to our corporate subsidiaries. As a limited liability company, K-Sea Transportation LLC is treated as a partnership for income tax purposes.

  Net Income

        Net income was $5.0 million for fiscal 2003, a decrease of $1.5 million, or 23%, as compared to net income of $6.5 million for fiscal 2002. This reduction resulted primarily from a $1.5 million increase in depreciation and amortization, a $3.6 million increase in vessel operating expenses, a $0.6 million increase in general and administrative expenses and a $1.3 million increase in net interest expense, partially offset by a $5.5 million increase in net voyage revenue.

Fiscal Year Ended June 30, 2002 versus Fiscal Year Ended June 30, 2001

  Net Voyage Revenue

        Voyage revenue was $75.7 million in fiscal 2002, a decrease of $1.7 million, or 2%, as compared to voyage revenue of $77.4 million in fiscal 2001. Voyage expenses were $11.4 million in fiscal 2002, a decrease of $0.7 million, or 6%, as compared to voyage expenses of $12.1 million in fiscal 2001.

        Net voyage revenue was $64.3 million in fiscal 2002, a decrease of $1.0 million, or 2%, as compared to net voyage revenue of $65.3 million in fiscal 2001. For our coastwise trade, net utilization was 87% in fiscal 2002 as compared to net utilization of 83% in fiscal 2001. Average daily rates were $10,400 in fiscal 2002, an increase of 6% as compared to average daily rates of $9,843 in fiscal 2001. This was due mainly to fewer drydocking days for our larger vessels during fiscal 2002, and the operation of an additional tank vessel acquired in September 2001, which contributed to our increased coastwise net voyage revenue of $6.7 million compared to fiscal 2001. Although net utilization and average daily rates were higher in our coastwise trade in fiscal 2002, this was offset by lower net utilization and average daily rates in our local trade, which reduced local net voyage revenue by $5.8 million.

        For our local trade, net utilization was 75% in fiscal 2002 as compared to net utilization of 85% in fiscal 2001, and average daily rates were $4,373 in fiscal 2002 as compared to average daily rates of $5,120 in fiscal 2001. The reduction in local movements of refined petroleum products resulted primarily from a decrease in the use of heating oil products caused by the warmest winter on record in the northeastern United States, the temporary shutdown of New York Harbor and reduced demand for jet fuel caused by the September 11, 2001 terrorist attacks, and reduced economic activity caused by the recession in the U.S. economy during much of fiscal 2002. Local net voyage revenue was also reduced by $1.9 million resulting from the return of a chartered tank vessel to its owner and the sale of another tank vessel.

  Bareboat Charter and Other Revenue

        Bareboat charter and other revenue was $3.4 million in fiscal 2002, a decrease of $1.5 million, or 31%, as compared to bareboat charter and other revenue of $4.9 million in fiscal 2001. Fiscal 2001 included $0.9 million of revenue from chartering out a chartered-in barge.

  Vessel Operating Expenses

        Vessel operating expenses were $32.7 million in fiscal 2002, a decrease of $1.5 million, or 4%, as compared to vessel operating expenses of $34.2 million in fiscal 2001. Vessel operating expenses as a percentage of net voyage revenue decreased from 52.3% in fiscal 2001 to 50.8% in fiscal 2002. Fiscal 2001 included $0.8 million in charter costs in connection with the bareboat charter revenue discussed above. In fiscal 2002, labor costs increased by $0.9 million resulting mainly from the operation of two additional vessels, including one tugboat, purchased during the year. Vessel operating expenses also declined by $1.3 million in fiscal 2002 as a result of lower insurance premiums, deductibles and retained claims.

  Depreciation and Amortization

        Depreciation and amortization was $14.8 million in fiscal 2002, an increase of $4.2 million, or 40%, as compared to depreciation and amortization of $10.6 million in fiscal 2001. This increase was due to a full year of amortization of the $9.5 million in drydocking expenditures incurred in fiscal 2001, and the initial amortization of the $8.2 million of drydocking expenditures incurred in fiscal 2002. These expenditures are amortized over 36 months.

  General and Administrative Expenses

        General and administrative expenses were $6.4 million in fiscal 2002, an increase of $0.4 million, or 7%, as compared to general and administrative expenses of $6.0 million in fiscal 2001. General and administrative expenses, as a percentage of net voyage revenue, increased to 9.9% in fiscal 2002 from 9.1% in fiscal 2001. This increase was due primarily to increased staffing, salary and medical insurance premiums for our shoreside staff.

  Interest Expense, Net

        Net interest expense was $7.5 million in fiscal 2002, a decrease of $1.7 million, or 18%, as compared to net interest expense of $9.2 million in fiscal 2001. This decrease was due mainly to lower average term loan balances due to significant principal repayments in fiscal 2002. Additionally, interest on a portion of this debt is based on a floating rate tied to 30-day LIBOR. This floating rate fell from 7.5% at June 30, 2001 to 5.5% at June 30, 2002.

  Provision (Benefit) For Income Taxes

        Our effective tax rate in fiscal 2002 was 7.8% as compared to a 1.3% benefit in fiscal 2001. In fiscal 2001, our provisions for income taxes fell by $2.6 million as a result of a re-evaluation of deferred tax liabilities, which is discussed in note 5 to our consolidated financial statements.

  Net Income

        Net income was $6.5 million in fiscal 2002, a decrease of $3.7 million, or 36%, as compared to net income of $10.2 million in fiscal 2001. This reduction resulted primarily from a $1.0 million decrease in net voyage revenue, a decrease in bareboat charter and other revenue of $1.5 million, a $4.2 million increase in depreciation and amortization and a $0.7 million increase in income tax expense, which were partially offset by decreases in vessel operating expenses of $1.5 million and net interest expense of $1.7 million.

Liquidity and Capital Resources

        Operating Cash Flows.    Net cash provided by operating activities increased to $6.4 million for the three months ended September 30, 2003, compared to $1.4 million for the three months ended September 30, 2002. Net cash provided by operating activities was $13.2 million in fiscal 2003, $16.4 million in fiscal 2002 and $13.9 million in fiscal 2001. The increase of $2.5 million from fiscal 2001 to fiscal 2002, the decrease of $3.2 million from fiscal 2002 to fiscal 2003 and the increase of $5.0 million in the three months ended September 30, 2003, as compared to the three months ended September 30, 2002, resulted mainly from fluctuations in working capital balances and timing of payments of drydocking expenditures. The timing of vessel drydockings tends to be uneven between years, which resulted in a higher than average amount of such expenditures in fiscal 2001. Also, the 18 vessels we acquired in December 1999 did not begin required drydockings until fiscal 2001. Please read "—Ongoing Capital Expenditures" below for a discussion of our expected future drydocking expenditures.

        Investing Cash Flows.    Net cash used in investing activities totaled $8.8 million for the three months ended September 30, 2003 compared to net cash provided by investing activities of $4.3 million for the three months ended September 30, 2002. Net cash used in investing activities totaled $0.2 million in fiscal 2003, $52.3 million in fiscal 2002 and $3.8 million in fiscal 2001. Acquisitions, new vessel construction and investment of Title XI escrow funds were the primary elements of these activities. Construction expenditures for our tank vessel newbuilding program and retrofitting projects totaled $6.8 million for the three months ended September 30, 2003, $5.5 million for the three months ended September 30, 2002, $18.7 million in fiscal 2003, $13.0 million in fiscal 2002 and $2.0 million in fiscal 2001. Total capital expenditures were $2.0 million for the three months ended September 30, 2003, $0.6 million for the three months ended September 30, 2002, $5.2 million in fiscal 2003, $0.9 million in fiscal 2002 and $2.4 million in fiscal 2001. Capital expenditures for the three months ended September 30, 2003 include $1.5 million related to repowering and certain other improvements on three tugboats.

        In fiscal 2003, we purchased two vessels for $3.5 million. Capital expenditures in fiscal 2001 included $1.2 million in one-time expenditures for deck housing to convert three unmanned barges to manned barges and $0.8 million for a new coupling system to create an integrated tug-barge unit using a barge and tugboat that we already owned. We spent an additional $0.6 million to complete this latter project in fiscal 2002. Capital expenditures made in the normal course of business are financed generally by cash from operations and, where necessary, borrowings under our revolving credit agreement.

        In fiscal 2002, we invested the net proceeds of $39.1 million from Title XI borrowings in short-term U.S. government obligations. These proceeds are held in escrow and released to us upon delivery of the tank barges being financed. These proceeds are then used to repay construction period borrowings made under our revolving credit agreement. In fiscal 2003, we made drawdowns of $26.8 million from our Title XI escrow account for permanent financing of the two newbuild barges delivered during that period. We expect to restructure the Title XI obligations prior to the closing of this offering. For more information on the anticipated terms of the restructured Title XI obligations, please read "—Title XI Borrowings" beginning on page 70.

        Acquisitions, dispositions and new tank vessel construction are discussed below. Additionally, in fiscal 2002 we sold four tank vessels for proceeds of $6.8 million.

        Financing Cash Flows.    Net cash provided by financing activities was $2.4 million for the three months ended September 30, 2003, as compared to $5.7 million used in financing activities for the three months ended September 30, 2002. Net cash used in financing activities was $13.0 million in fiscal 2003, as compared to $34.7 million of net cash provided by financing activities in fiscal 2002 and $9.0 million of net cash used in financing activities in fiscal 2001. In the three months ended September 30, 2003, we increased our credit line borrowings by $5.8 million, primarily to finance our ongoing vessel construction projects, repaid $2.7 million of term loans and paid $0.4 million in financing costs, mainly attributable to the initial public offering. In fiscal 2003, we repaid $9.8 million of term loans and $2.0 million of credit line borrowings and paid $1.5 million in financing costs, mainly attributable to the initial public offering. In fiscal 2002, we received proceeds from the issuance of Title XI bonds of $39.1 million, repaid term loans of $15.1 million, increased our credit line borrowings by $10.5 million and issued long-term debt of $4.0 million. In fiscal 2001, we repaid $7.4 million of term loans and $0.7 million of credit line borrowings.

        We expect to restructure our Title XI obligations and enter into a new credit agreement prior to the closing of this offering. For more information on the anticipated terms of the restructured Title XI obligations and the new credit agreement, please read "—Title XI Obligations" beginning on page 70 and "—New Credit Agreement" beginning on page 72.

        Acquisitions and Dispositions.    In fiscal 2003, we purchased a tank barge, the DBL 105, and a tugboat for $3.5 million, financed by our revolving credit agreement. In fiscal 2002, we purchased two additional vessels for approximately $6.0 million, which we funded with the proceeds of a $4.0 million term loan from a financial institution and $2.0 million of credit line borrowings. During fiscal 2003, we sold four vessels for proceeds of $0.4 million. During fiscal 2002, we sold four vessels for proceeds of $6.8 million. During fiscal 2001, we sold two vessels for proceeds of $0.2 million.

        Oil Pollution Act of 1990.    Tank vessels are subject to the requirements of OPA 90. OPA 90 mandates that all single-hull tank vessels operating in U.S. waters be removed from petroleum and petroleum product transportation services at various times through 2014, and provides a schedule for the phase-out of the single-hull vessels based on their age and size. Under OPA 90, approximately 27% of the current barrel-carrying capacity of the domestic tank vessel fleet must be retired or retrofitted between January 1, 2004 and January 1, 2007, and an additional approximately 38% must be retired or retrofitted at varying times between then and January 1, 2015.

        We presently own and operate four vessels, the KTC 90, KTC 96, KTC 135 and KTC 155, which are scheduled for phase-out between April 2004 and December 2004. We will be retrofitting the KTC 155 to a double-hull vessel during fiscal 2004. To replace the three other vessels phasing out in 2004, and another vessel that was phased out in December 2002, we entered into a contract with Bollinger Gretna, L.L.C. in March 2001 for the construction of four double-hull tank barges to be built over three years. The aggregate cost of these four vessels, when delivered, will be approximately $46.2 million, including financing and other costs and certain special equipment. Delivery of the first tank barge occurred in July 2002, the second in February 2003 and the third in June 2003; the final tank barge is scheduled for delivery in January 2004. These new tank barges are being coupled with tugboats we already own, using an articulated connection system to create integrated tug-barge units that will provide increased operating efficiency and enhanced safety and reliability. We financed the purchase of the four new tank vessels through the issuance of Title XI bonds described below in "—Title XI Borrowings" below. Upon completion of our newbuilding program in 2004, which will add one new tank barge to our fleet, the retrofit of the KTC 155 and the DBL 105, and the phase-out of three single-hull tank barges by December 2004, approximately 72% of the barrel-carrying capacity of our tank vessel fleet will be double-hulled in compliance with OPA 90, and the remainder will be in compliance with OPA 90 until the end of 2014.

        Ongoing Capital Expenditures.    Marine transportation of refined petroleum products is a capital intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance. We estimate that we will spend an average of approximately $8.1 million per year to drydock and maintain our tank vessels' operating capacity. In addition, we anticipate that we will spend $0.5 million annually in general capital expenditures. Periodically, we also make expenditures to acquire or construct additional tank vessel capacity and/or to upgrade our overall fleet efficiency. The following table summarizes total maintenance capital expenditures, including drydocking expenditures, and expansion capital expenditures for the periods presented (in thousands):

	Years ended June 30,			Three months ended September 30,
	2001	2002	2003	2002	2003
Maintenance capital expenditures	$10,591	$7,405	$8,389	$1,846	$2,094
Expansion capital expenditures	1,101	6,682	7,814	475	1,796

Total capital expenditures (including vessel acquisitions)	$11,692	$14,087	$16,203	$2,321	$3,890

        Fiscal 2001 included expenditures of $1.2 million for deck housing for three tank vessels, which was considered maintenance capital because it did not increase the operating capacity of the vessels.

        We expect to spend approximately $26.1 million during the remaining three quarters of fiscal 2004 for the retrofit of the KTC 155 to a double-hull tank vessel, completion of the newbuild DBL 102, the modification of the DBL 105 for petroleum transportation and certain other projects. Of this $26.1 million, approximately $10.0 million relating to the DBL 102 has been financed and is held in cash equivalents in our Title XI escrow account.

        Additionally, we intend to retire or retrofit 16 single-hull tank vessels, which represent approximately 28% of our barrel-carrying capacity after giving effect to the delivery of the DBL 102, the completion of two current tank barge modification projects, including the KTC 155 and the DBL 105, and the phase-out of three single-hull tank barges. We estimate that the current cost to replace the 28% of our operating capacity represented by those tank vessels with newbuildings would range from $43.0 million to $50.0 million. This capacity can also be replaced over the next 11 years by acquiring existing double-hull tank vessels as opportunities arise or by retrofitting our existing vessels. We are currently evaluating the most cost-effective means to replace this capacity.

        Liquidity Needs.    Our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures while our long-term liquidity needs are primarily associated with expansion and other maintenance capital expenditures. Expansion capital expenditures are primarily for the purchase of vessels, while maintenance capital expenditures include drydocking expenditures and the cost of replacing tank vessel operating capacity. Our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings under a credit agreement, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings.

        We believe that cash flows from operations and borrowings under our new credit agreement described below will be sufficient to meet our short-term liquidity needs for the foreseeable future. If our plans or assumptions change or are inaccurate, or we make any additional acquisitions, we would need to raise additional capital to finance our ongoing construction projects on a long-term basis. There can be no assurance that we will be able to raise additional funds on favorable terms.

        We are in discussions to acquire a large integrated tug-barge unit, which is currently leased to a major integrated oil company. As part of the transaction, we would also enter into a long-term consecutive voyage charter with the oil company. Although we have had discussions regarding the terms and conditions of the potential acquisition and related consecutive voyage charter, we have not executed a definitive agreement nor have we agreed on the price, terms or other consideration. We cannot assure you that we will be successful in completing this or any other acquisition. Based on discussions to date, we currently expect that, if we are successful, the total purchase price for the integrated tug-barge unit would be between $30.0 million and $35.0 million and would be funded from long-term debt and cash from operations.

        Title XI Borrowings.    We are financing the construction-period cash requirements of our new tank vessel construction program using our current revolving credit agreement and internally generated funds. For permanent financing, we applied for and received from the Maritime Administration of the U.S. Department of Transportation, or MARAD, a guarantee of obligations for mortgage financing pursuant to Title XI of the Merchant Marine Act of 1936. Under this program, the long-term financing for our four new tank vessels is guaranteed by the full faith and credit of the United States of America, which is collateralized by the tank vessels being constructed and certain other agreements. The guarantee amount of $40.4 million is equal to 87.5% of the MARAD-approved cost of construction of the four tank vessels, which includes qualifying financing costs.

        On June 7, 2002, we privately placed $40.4 million of bonds, which were guaranteed by MARAD. The proceeds of $39.1 million, net of certain closing fees, were deposited in an escrow account with the U.S. Department of the Treasury and are being invested in U.S. government obligations at rates currently approximating 1.0% per year. The bonds were issued in four series and bear interest at a weighted average fixed rate of 6.2% per year. Each series is repayable over 25 years beginning six months after the delivery date of the related tank vessel.

        On July 26, 2002, February 5, 2003 and June 27, 2003, respectively, the delivery dates of the first three tank vessels in our newbuilding program, we drew down the portion of the escrow account relating to the particular vessel. At the delivery date of the remaining tank vessel, we will draw down the remainder of the escrow account. Based on the delivery dates of the first three tank vessels and the presently expected delivery date of the fourth tank vessel, principal repayment of these bonds, excluding interest, totaled $0.2 million in the fiscal year ended June 30, 2003, and will total approximately $1.2 million in the fiscal year ending June 30, 2004 and $1.6 million for each fiscal year thereafter until the debt is repaid. Please read "—Contractual Obligations and Contingencies" below for a description of the repayment schedule for these bonds.

        Assuming we restructure the Title XI obligations as anticipated at or prior to the closing of this offering, our obligations under these bonds will continue to be secured by a first priority security interest, subject to permitted liens, on the four new tank vessels in our newbuilding program, which we refer to as the Title XI vessels. In addition, throughout the term of the Title XI bonds, we will cause additional funds in the aggregate sum of $8.0 million to be made available to the U.S. Secretary of Transportation, whom we refer to as the Secretary, in the form of one or more letters of credit and/or additional cash deposits ($1.5 million minimum for cash deposits) to the escrow account that we maintain pursuant to the terms of the Title XI bond agreements. We will be obligated under the financial agreement with MARAD to escrow on a monthly basis one-sixth of the amount of the next semi-annual payment of principal and interest due on the Title XI bonds, which escrowed deposits will be withdrawn to make those semi-annual payments. We have also agreed with MARAD to grant first priority security interests in additional vessels having an orderly liquidation value of approximately $10.0 million.

        K-Sea Transportation LLC's debt agreements, including the Title XI obligations, currently restrict the payment of distributions except in very limited circumstances. Assuming we restructure the Title XI obligations as anticipated at or prior to the closing of the offering, the financial agreement relating to the Title XI bonds will enable us to make distributions of our available cash in accordance with the terms of our partnership agreement, except under any of the following circumstances, in which case distributions would require the written consent of the Secretary:

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  the failure to pay any principal, interest, fees, expenses or other amounts on the Title XI bonds or related obligations when due;

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  the failure to observe any agreement, security instrument, obligation, representation, warranty or covenant included in the agreements with respect to the Title XI bonds;

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  bankruptcy or insolvency events involving us, the operating partnership or any of our subsidiaries; or

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  the incurrence of indebtedness during any calendar year exceeding $5.0 million for the purpose of making distributions or indemnity payments to K-Sea Transportation LLC and certain of its affiliates.

        Assuming we restructure the Title XI obligations as anticipated at or prior to the closing of the offering, our agreements with MARAD will contain various covenants that will generally prohibit us, without the Secretary's written consent, from entering into any agreements with third parties to manage the Title XI vessels, selling, mortgaging, transferring, leasing or demise chartering the Title XI vessels to third parties, entering into sale/leaseback transactions that do not result in sale proceeds at least equal to the fair value of the property sold, guaranteeing the obligations of other persons, embarking on any new business not related to our current business, making certain indemnity payments under the omnibus agreement and, subject to certain exceptions, merging, consolidating or conveying any portion of our properties or assets and dissolving the partnership.

        In addition, unless (a) we maintain a consolidated fixed charge coverage ratio (as defined in the financial agreement) of at least 3.0 to 1.0, (b) after giving effect to a transaction or transactions, our consolidated net worth exceeds our consolidated long-term debt, and (c) after giving effect to a transaction or transactions, our consolidated net worth is at least initially $90.0 million (or in any fiscal year after our 2004 fiscal year, is at least 90% of our consolidated net worth as of the last day of the immediately preceding fiscal year but shall not be lower than $90.0 million), we will not be allowed, without the Secretary's written consent, to:

  •
  withdraw any capital;

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  redeem any partnership interest or convert any of the same into debt;

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  except as described above, make any distribution respecting any partnership interest;

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  make any investments in the securities of any related party;

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  make any loan or advance to, or prepay any indebtedness to:

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  any shareholder or partner of K-Sea Transportation Partners L.P., K-Sea Operating Partnership L.P. or any of their respective consolidated subsidiaries;

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  any director, officer or employee of K-Sea Transportation Partners L.P., K-Sea Operating Partnership L.P., any of their respective consolidated subsidiaries or any related party; or

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  any related party;

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  grant compensation increases to employees earning more than certain defined amounts, acquire any fixed assets other than those required for the maintenance of our existing assets, or make any new investments in other than obligations of the United States;

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  either enter into or become liable (directly or indirectly) under charters and leases (having a term of six months or more) which have annual payments aggregating in excess of $0.5 million;

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  pay any indebtedness subordinated to the Title XI bonds;

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  incur any new indebtedness, except current liabilities, short-term loans or loans under our revolving credit lines incurred in the ordinary course of business; or

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  permit any new mortgages or liens on any of our property or assets, subject to certain exceptions.

        New Credit Agreement.    In connection with the closing of this offering, our operating partnership will enter into a new three-year $47.0 million credit agreement with KeyBank National Association and The CIT Group/Equipment Financing, Inc. The credit agreement will consist of the following three facilities:

  •
  a senior secured revolving working capital credit facility in the aggregate principal amount of $10.0 million;

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  a senior secured revolving acquisition facility in the aggregate principal amount of $30.0 million; and

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  a senior secured standby letter of credit facility in the amount of $7.0 million.

        The working capital facility will be used for ongoing working capital needs, documentary letters of credit, distributions and general partnership purposes, including future acquisitions and expansions. We do not expect to have any amounts outstanding under the working capital facility at the closing of the offering. Amounts borrowed and repaid under the working capital facility may be reborrowed. We will be required to reduce all working capital borrowings to zero for a period of at least 15 consecutive days once each year.

        The acquisition facility will be used to finance acquisitions including the acquisition of additional vessels, as well as for general partnership purposes. Interest under the acquisition facility is payable monthly for 18 months after each borrowing. After the expiration of the 18 months, or upon the earlier expiration of the new credit agreement, we must either repay the entire outstanding principal amount or exercise the option discussed in the following sentence. At the earlier of the two dates indicated in the preceding sentence, we have the option to repay the then outstanding borrowings in 60 monthly installments based on a 10-year amortization schedule, with a balloon payment for any unpaid amount due at the end of the 60-month term. We cannot exercise this option if there is an event of default existing under any facility. We expect to have no borrowings outstanding under the acquisition facility at the closing of the offering, leaving $30.0 million available for future borrowings.

        Our obligations under the credit agreement will be secured by a first priority security interest, subject to permitted liens, on certain vessels having an orderly liquidation value of at least $71.0 million. We will assign to the lenders all proceeds from charters, hires and contracts of affreightment with respect to the pledged vessels, as well as the proceeds of any insurance payments with respect to the pledged vessels. In addition, the credit agreement will be guaranteed by all subsidiaries that own, operate, have on charter or receive any hires on any of the pledged vessels.

        We may prepay all loans under the credit agreement at any time without premium or penalty, other than customary LIBOR breakage costs. If, however, we refinance the working capital facility, the acquisition facility or the letter of credit facility with another lender, we will be required to pay the following fees:

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  $800,000 during the first year of the facilities;

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  $400,000 during the second year of the facilities; and

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  $200,000 during the third year of the facilities.

        Indebtedness under the facilities will bear interest at a rate equal to the greater of KeyBank's prime rate or the federal funds effective rate plus 0.5%, or LIBOR plus 2.50%. We will incur quarterly commitment fees based on the unused amount of the credit facilities.

        We will be required to use 100% of the net proceeds of certain vessel sales outside the ordinary course of business exceeding specified levels and 100% of the net proceeds from certain insurance, litigation awards or other material recovery events to repay borrowings under the credit agreement, subject to permitted reinvestments and replacements.

        K-Sea Transportation LLC's debt agreements, including the existing credit agreement, currently restrict the payment of distributions except in very limited circumstances. The new credit agreement will prevent us from declaring dividends or distributions if any event of default, as defined in the new credit agreement, occurs or would result from such declaration.

        Each of the following will be an event of default under the new credit agreement:

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  failure to pay any principal, interest, fees, expenses or other amounts when due;

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  default under any vessel mortgage;

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  failure to notify the lenders of any oil spill or discharge of hazardous material, or of any action or claim related thereto;

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  breach or lapse of any insurance with respect to the vessels;

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  breach of certain financial covenants;

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  breach by our general partner or any of our subsidiaries of the guarantees issued under our new credit agreement;

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  failure to observe any other agreement, security instrument, obligation or covenant included in the credit agreement beyond specified cure periods in certain cases;

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  judgments against us, our general partner or any of our subsidiaries in excess of certain allowances;

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  default under other indebtedness of our operating partnership, our general partner or any of our subsidiaries above $500,000;

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  the partnership, our general partner or any of our subsidiaries having issued a guarantee under the new credit agreement is dissolved or otherwise fails to maintain its good standing, or the partnership's usual business ceases or is suspended;

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  certain ERISA events involving us or our subsidiaries;

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  bankruptcy or insolvency events involving us, our general partner or our subsidiaries;

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  failure of any representation or warranty to be materially correct;

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  a change of control (as defined in the new credit agreement); and

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  a material adverse effect (as defined in the new credit agreement) occurs relating to us or our business.

        The new credit agreement will require us to adhere to certain financial covenants and will limit the ability of our operating partnership and certain of its subsidiaries to, among other things:

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  incur or guarantee indebtedness;

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  change ownership or structure, including consolidations, liquidations and dissolutions;

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  repurchase or redeem units;

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  make certain negative pledges and grant certain liens;

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  sell, transfer, assign or convey assets;

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  make certain loans and investments;

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  enter into a new line of business;

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  transact business with affiliates unless on an arm's length basis;

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  enter into agreements restricting loans or distributions made by our operating partnership's subsidiaries to us or our operating partnership; or

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  participate in certain hedging and derivative activities.

        Contractual Obligations and Contingencies.    Our contractual obligations at September 30, 2003 consisted of the following (in thousands):

	Payments Due by Period (Actual)
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$102,926	$12,931	$41,839	$9,446	$38,710
Non-cancelable operating leases	205	205	—	—	—
Capital expenditures(1)	19,733	19,733	—	—	—

	$122,864	$32,869	$41,839	$9,446	$38,710

(1)
These capital expenditures relate to progress payments to be made to the shipyard for the completion of the DBL 102, for retrofitting of the KTC 155 and for conversion of the DBL 105. The expenditures for the DBL 102, plus construction progress payments already made, financing and other fees and the cost of certain special equipment, will be largely reimbursed from the Title XI escrow account at the delivery date of the DBL 102.

        On a pro forma basis, after giving effect to the offering and the application of the proceeds therefrom to repay certain long-term debt, our contractual obligations at September 30, 2003 consisted of the following (in thousands):

	Payments Due by Period (Pro Forma)
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Title XI debt	$39,812	$1,407	$3,235	$3,235	$31,935
Non-cancelable operating leases	205	205	—	—	—
Capital expenditures(1)	19,733	19,733	—	—	—

	$59,750	$21,345	$3,235	$3,235	$31,935

(1)
These capital expenditures relate to progress payments to be made to the shipyard for the completion of the DBL 102, for retrofitting of the KTC 155 and for conversion of the DBL 105. The expenditures for the DBL 102, plus construction progress payments already made, financing and other fees and the cost of certain special equipment, will be largely reimbursed from the Title XI escrow account at the delivery date of the DBL 102.

        K-Sea Transportation LLC has guaranteed a loan of a 50% joint venture investee, the outstanding balance of which was $3.4 million at September 30, 2003. The loan is fully collateralized by a marine vessel, which K-Sea Transportation LLC periodically charters from an affiliate of the joint venture partner. If the joint venture defaults on the loan, K-Sea Transportation LLC must purchase the loan from the lender for an amount equal to the outstanding loan balance, and would assume ownership of the vessel. K-Sea Transportation LLC's investment in this joint venture will not be conveyed to us.

        The executive officers of the general partner of our general partner will enter into employment agreements with K-Sea Transportation Inc., our indirect wholly owned corporate subsidiary, upon the consummation of the offering of the common units. Each of the employment agreements will have an initial term of one year that will be automatically extended for successive one-year terms unless either party gives 30-days written notice prior to the end of the term that such party desires not to renew the employment agreement. The employment agreements will provide for an aggregate base annual salary of $685,000. In addition, each employee will be eligible to receive an annual bonus award based upon our consolidated financial performance. If the employee's employment is terminated without cause or if the employee resigns for good reason, the employee will be entitled to severance in an amount equal to the greater of (a) the product of 1.3125 (1.75 multiplied by .75) multiplied by the employee's base salary at the time of termination or resignation and (b) the product of 1.75 multiplied by the remaining term of the employee's non-competition provisions multiplied by the employee's base salary at the time of termination or resignation.

        We are a party to various suits in the ordinary course of business for monetary relief arising principally from personal injuries, collision or other casualty and to claims arising under vessel charters. All of these personal injury, collision and casualty claims against us are fully covered by insurance, subject to deductibles ranging from $10,000 to $100,000 in amount. We accrue on a current basis for estimated deductibles we expect to pay.

        K-Sea Transportation LLC and its predecessors were named, together with a large number of other companies, as a co-defendant in 37 civil actions by various parties alleging unspecified damages from past exposure to asbestos and second-hand smoke aboard some of the vessels that it will contribute to us in connection with this offering. K-Sea Transportation LLC and its predecessors were dismissed from these lawsuits in the first half of 2003 for an aggregate sum of approximately $46,000. We may be subject to litigation in the future involving the plaintiffs in the 37 previously dismissed lawsuits and others alleging exposure to asbestos due to alleged failure to properly encapsulate friable asbestos or remove friable asbestos on our vessels, as well as for exposure to second-hand smoke and other matters.

Inflation

        During the last three years, inflation has had a relatively minor effect on our financial results. Our contracts generally contain escalation clauses whereby certain cost increases, including labor and fuel, can be passed through to our customers.

Related Party Transactions

        K-Sea Investors L.P. and its controlled affiliates have agreed to indemnify us for claims associated with certain retained liabilities. For more information regarding the indemnification obligations and other related party transactions, please read "Certain Relationships and Related Transactions" beginning on page 113.

Seasonality

        We operate our tank vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Movements of clean oil products, such as motor fuels, generally increase during the summer driving season. Movements of black oil products and distillates, such as heating oil, generally increase during the winter months, while movements of asphalt products generally increase in the spring through fall months. Unseasonably cold winters result in significantly higher demand for heating oil in the northeastern United States, which is a significant market for our tank barge services. The summer driving season can increase demand for automobile fuel and, accordingly, the demand for our services. Please read "Risk Factors—Risks Inherent in Our Business—A decline in demand for, and level of consumption of, refined petroleum products, particularly in the East Coast and Gulf Coast regions, could cause demand for tank vessel capacity and charter rates to decline, which would decrease our revenues and profitability" beginning on page 20.

Critical Accounting Policies

        The accounting treatment of a particular transaction is dictated by GAAP and, in certain circumstances, requires us to make estimates, judgments and assumptions that we believe are reasonable based upon information available. We base our estimates, judgments and assumptions on historical experience and known facts that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We believe that, of our significant accounting policies discussed in note 2 to our consolidated financial statements, the following may involve a higher degree of judgment.

Revenue Recognition

        We earn revenue under contracts of affreightment, voyage charters, time charters and bareboat charters. For contracts of affreightment and voyage charters, revenue is recognized based upon the relative transit time in each period, with expenses recognized as incurred. Although contracts of affreightment and certain contracts for voyage charters may be effective for a period in excess of one year, revenue is recognized on the basis of individual voyages, which are generally less than ten days in duration. For time charters and bareboat charters, revenue is recognized ratably over the contract period, with expenses recognized as incurred. Estimated losses on contracts of affreightment and charters are accrued when such losses become evident.

Depreciation

        Vessels and equipment are recorded at cost, including capitalized interest where appropriate, and depreciated using the straight-line method over the estimated useful lives of the individual assets as follows: tank vessels—five to twenty-five years; tugboats—twenty years; and pier and office equipment—five years. For single-hull tank vessels, these useful lives are limited to the remaining period of operation prior to mandatory retirement as required by OPA 90. Also included in vessels are drydocking expenditures that are capitalized and amortized over three years. Major renewals and betterments of assets are capitalized and depreciated over the remaining useful lives of the assets. Maintenance and repairs that do not improve or extend the useful lives of the assets are expensed. To date, our experience confirms that these policies are reasonable, although there may be events or changes in circumstances in the future that indicate the recovery of the carrying amount of a vessel might not be possible. Examples of events or changes in circumstances that could indicate that the recoverability of a vessel's carrying amount should be assessed might include a change in regulations such as OPA 90, a significant decrease in the market value of a vessel, or continued operating losses, or projections thereof, associated with a vessel or vessels. If events or changes in circumstances as set forth above indicate that a vessel's carrying amount may not be recoverable, we would then be required to estimate the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the vessel, we would recognize an impairment loss to the extent the carrying value exceeds its fair value by appraisal. Our assumptions and estimates would include, but not be limited to, the estimated fair market value of the assets and their estimated future cash flows, which are based on additional assumptions such as asset utilization, length of service of the asset and estimated salvage values. Although we believe our assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce a materially different result.

Amortization of Drydocking Expenditures

        Drydocking expenditures are capitalized and amortized over three years. Drydocking of vessels is required by both the U.S. Coast Guard and by the applicable classification society, which in our case is the American Bureau of Shipping. Such drydocking activities include, but are not limited to, the inspection, refurbishment and replacement of steel, engine components, tailshafts, mooring equipment and other parts of the vessel. Amortization of drydocking expenditures is included in depreciation and amortization expense.

Accounts Receivable

        We extend credit to our customers in the normal course of business. We regularly review our accounts, estimate the amount of uncollectible receivables each period, and establish an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers, and other relevant information. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known. Historically, credit risk with respect to our trade receivables has generally been considered minimal because of the financial strength of our customers.

Deferred Income Taxes

        We provide deferred taxes for the tax effects of differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are projected to reverse. A valuation allowance is provided, if necessary, for deferred tax assets that are not expected to be realized. We regularly review the estimated realizability of our deferred tax assets which relate primarily to net operating loss and alternative minimum tax credit carryforwards.

New Accounting Pronouncements

        Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," was issued in August 2001 and addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal 2003 and did not have a material impact on our consolidated financial statements.

        SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in October 2001, and replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 is effective for fiscal 2003 and did not have a material impact on our consolidated financial statements.

        SFAS No. 145, "Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002," was issued in May 2002. SFAS No. 145 rescinds SFAS No. 4 and, thus, the exception to applying Accounting Principles Board (APB) Opinion No. 30 (APB No. 30) to all gains and losses related to extinguishment of debt. As a result, gains and losses from extinguishment of debt are classified as extraordinary items only if they meet the criteria in APB No. 30. SFAS No. 64 previously amended SFAS No. 4 and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also rescinds SFAS No. 44 and makes various technical corrections to other existing pronouncements. We elected to adopt SFAS No. 145 for fiscal 2002, which resulted in the recognition of a net gain on reduction of debt in fiscal 2002 of $377 as other income rather than as an extraordinary credit pursuant to accounting pronouncements previously in effect.

        SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued in July 2002 and is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. Therefore, SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in Issue 94-3. The adoption of SFAS No. 146 did not have a material impact on our consolidated financial statements.

        SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure—an Amendment of FASB Statement No. 123," was issued in December 2002. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. SFAS No. 148's amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for the fiscal years ending after December 15, 2002. SFAS No. 148's amendment of the disclosure requirements of APB Opinion No. 28 is effective for financial reports containing consolidated financial statements for interim periods beginning after December 15, 2002. We currently do not have stock-based compensation arrangements; therefore the adoption of SFAS No. 148 is not expected to have a material impact on our consolidated financial statements.

        SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," was issued in April 2003. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales of securities that do not yet exist. We currently do not have derivative instruments or engage in hedging activities; therefore, the adoption of SFAS No. 149 is not expected to have a material impact on our consolidated financial statements.

        SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," was issued in May 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We currently do not have financial instruments with characteristics of both liabilities and equity; therefore the adoption of SFAS No. 150 is not expected to have a material impact on our consolidated financial statements.

        Financial Accounting Standards Board Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34," was issued in November 2002 and elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We have adopted the disclosure requirements of FIN 45 with respect to our guarantee of the indebtedness of our joint venture affiliate.

        Financial Accounting Standards Board Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51," was issued in January 2003 and addresses consolidation by business enterprises of variable interest entities that meet certain characteristics. Based on the provisions of FIN 46, if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise. We are required to adopt FIN 46 in fiscal 2004. We are currently evaluating the impact that FIN 46 will have on our joint venture investment and have incorporated the transitional disclosure requirements of FIN 46 in our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

        Our Title XI bonds bear interest at fixed interest rates ranging from 6.17% to 6.26%. At the closing of the offering, we will have a revolving credit agreement bearing interest at a floating rate based on LIBOR, which will subject us to increases in interest expense resulting from movements in such rates. We expect to have no indebtedness outstanding under our credit agreement at the closing of this offering.

        The proceeds of our issuance of the Title XI bonds as discussed above are invested temporarily in short-term U.S. government obligations at the U.S. Department of the Treasury. There is little or no risk of principal loss associated with these investments.

OVERVIEW OF THE DOMESTIC TANK VESSEL INDUSTRY

Introduction

        Tank vessels, which include tank barges and tankers, are a critical link in the refined petroleum product distribution chain. Tank vessels transport gasoline, diesel fuel, heating oil, asphalt and other products from refineries and storage facilities to a variety of destinations, including other refineries, distribution terminals, power plants and ships. According to a May 2003 study by the Association of Oil Pipe Lines, 29.6% of all domestic refined petroleum product transportation was by water in 2001, making waterborne transportation the second-most used mode of transportation for refined petroleum products after pipelines.

        Among the laws governing the domestic tank vessel industry is the Jones Act, the federal statutes that restrict foreign competition in the U.S. marine transportation industry. Under the Jones Act, marine transportation between points in the United States, generally known as U.S. coastwise trade, is limited to U.S.-flag vessels that were built in the United States and are owned, manned and operated by U.S. citizens. All of our vessels operate under the U.S. flag, and all but three are qualified to transport cargo between U.S. ports under the Jones Act. Please read "Risk Factors—Risks Inherent in Our Business—Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if those provisions were modified or repealed" beginning on page 19.

The Domestic Tank Vessel Fleet

        The supply of domestic tank vessels is expected to decrease as a result of OPA 90, which mandates the phase-out of all single-hull tank vessels transporting petroleum and petroleum products in U.S. waters at varying times by January 1, 2015. According to the U.S. Coast Guard, single-hull tank vessels represented 75% of the barrel-carrying capacity of the U.S. coastwise and ocean-trade tank vessel fleet in February 2001.

        The following charts, which are derived from the September 2001 U.S. Coast Guard Report to Congress on the Progress to Replace Single-Hull Tank Vessels with Double-Hull Vessels, depict the phase-out of single-hull tank vessel capacity under OPA 90:

Effect of OPA 90 Phase-out of U.S. Single-hull Tank Barges
Reduction of Oil Transportation Capacity by Year

Effect of OPA 90 Phase-out of U.S. Single-hull Tankers
Reduction of Oil Transportation Capacity by Year

Demand for Domestic Tank Vessel Services

        The demand for domestic tank vessels is driven primarily by U.S. demand for refined petroleum products, which can be categorized as either clean oil products or black oil products. Clean oil products include motor gasoline, diesel fuel, heating oil, jet fuel and kerosene. Black oil products, which are what remains after clean oil products have been separated from crude oil, include residual fuel oil in the refining process, asphalt, petrochemical feedstocks and bunker fuel.

        The Energy Information Administration, or EIA, projects that refined petroleum product consumption in the East Coast region of the United States will increase by an average of approximately 1.7% per year from 2004 to 2025. The demand for refined petroleum products in the East Coast region is currently higher than in any other region of the United States. In 2002, the East Coast region consumed 5.9 million barrels of refined petroleum products per day, or 29.7% of the total average daily consumption of refined petroleum products in the United States. The following table shows the average daily demand for refined petroleum products in each region of the United States since 1995:

Average Daily Demand of Refined Petroleum Products

Region	1995	% of total	1996	% of total	1997	% of total	1998	% of total	1999	% of total	2000	% of total	2001	% of total	2002	% of total
	(thousands of barrels)
East Coast	5,303	29.9	5,497	30.0	5,547	29.8	5,733	30.3	5,818	29.8	5,868	29.8	5,916	30.1	5,869	29.7
Midwest	4,643	26.2	4,733	25.9	4,825	25.9	4,820	25.5	4,995	25.6	4,971	25.2	4,913	25.0	4,989	25.2
Gulf Coast	4,521	25.5	4,718	25.8	4,884	26.2	4,911	26.0	5,217	26.7	5,288	26.8	5,189	26.4	5,198	26.3
Rockies	577	3.3	585	3.2	592	3.2	585	3.1	629	3.2	655	3.3	639	3.3	648	3.3
West Coast	2,674	15.1	2,770	15.1	2,769	14.9	2,868	15.2	2,861	14.7	2,919	14.8	2,991	15.2	3,057	15.5

Total	17,718	100.0	18,303	100.0	18,617	100.0	18,917	100.0	19,520	100.0	19,701	100.0	19,648	100.0	19,761	100.0

        Source: EIA, Petroleum Supply Annual 1995-2002.

        Demand for clean oil products is impacted by vehicle usage, air travel and prevailing weather conditions, while demand for black oil products varies depending on the type of product transported and other factors, such as oil refinery requirements and turnarounds, asphalt use, the use of residual fuel oil by electric utilities and bunker fuel consumption.

Transportation of Refined Petroleum Products

        Refined petroleum products are transported by pipelines, water carriers, motor carriers and railroads. In 2001, these modes of transportation carried refined petroleum products 493.2 billion ton-miles. The following table shows the relative contribution by each mode of transportation:

        Source: Association of Oil Pipe Lines, Shifts in Petroleum Transportation Study (May 2003).

        Tank vessels are used frequently to continue the transportation of refined petroleum products along the distribution chain after these products have first been transported by another method of transportation, such as a pipeline. Many areas along the East Coast have access to refined petroleum products only by using marine transportation as the last link in their distribution chain. In addition, tank vessel transportation is generally a more cost-effective and energy-efficient means of transporting bulk commodities such as refined petroleum products than transportation by rail car or truck. The carrying capacity of a 100,000 barrel tank barge is the equivalent of approximately 162 average-size rail tank cars and approximately 439 average-size tractor trailer tank trucks.

Types of Tank Vessels

        The domestic tank vessel fleet consists of tankers, which have internal propulsion systems, and tank barges, which do not have propulsion systems and are instead pushed or towed by a tugboat. Tank barges generally move at slower speeds than comparably sized tankers, but are less expensive to build and operate. Although tank barge configuration varies, the bow and stern of most tank barges are square or sloped, with the stern of many tank barges having a notch of varying depth to permit pushing by a tug. While a larger tank vessel may be able to carry more cargo, some voyages require a tank vessel to go through a lock, bridge opening or narrow waterway, which limit the size of vessels that may be used. In addition, some loading and discharge facilities have physical limitations that prevent larger tank vessels from loading or discharging their cargo. Tank barges are often able to navigate the shallower waters of the inland waterway system and the waters along the coast. Tankers, however, are often confined to the deeper waters offshore due to their size.

        Tank vessels can be categorized by:

  •
  Barrel-carrying Capacity—the number of barrels of refined product that it takes to fill a vessel;

  •
  Gross Tonnage—the total volume capacity of the interior space of a vessel, including non-cargo space, using a convention of 100 cubic feet per gross ton;

  •
  Net Tonnage—the volume capacity of a vessel determined by subtracting the engine room, crew quarters, stores and navigation space from the gross tonnage using a convention of 100 cubic feet per net ton;

  •
  Deadweight Tonnage—the number of long-tons (2,240 pounds) of cargo that a vessel can transport. A deadweight ton is equivalent to approximately 6.5 to 7.5 barrels of capacity, depending on the specific gravity of the cargo. In this prospectus, we have assumed that a deadweight ton is equivalent to 7.0 barrels of capacity;

  •
  Hull Type—the body or framework of a vessel. Vessels can have more than one hull, which means they have additional compartments between the cargo and the outside of the vessel. Typical vessels are single- or double-hulled; and

  •
  Cargo—the type of commodity transported.

        Tank vessels can also be categorized into the following fleets based on the primary waterway system typically navigated by the vessel:

  •
  Coastwise Fleet. The term coastwise fleet generally refers to commercial vessels that transport goods in the following areas:

  —
  along the Atlantic, Gulf and Pacific coasts;

  —
  between the U.S. mainland and Puerto Rico, Alaska, Hawaii and other U.S. Pacific Islands; and

  —
  between the Atlantic or Gulf and Pacific coasts by way of the Panama Canal.

  •
  Inland Waterways Fleet. The term inland waterways fleet generally refers to commercial vessels that transport goods on the navigable internal waterways of the Atlantic, Gulf and Pacific Coasts, and the Mississippi River System. The main arteries of the inland waterways network for the mid-continent are the Mississippi and the Ohio Rivers. The inland waterways fleet consists primarily of tugboats and tank barges, which typically have a shallower depth, and are generally less costly, than many tank barges operating in the coastwise fleet. The vessels comprising the inland waterways fleet are generally not built to standards required for operation in coastal waters.

  •
  Great Lakes Fleet. The term Great Lakes fleet generally refers to commercial vessels normally navigating the waters among U.S. Great Lakes ports and connecting waterways.

        The following diagrams depict the typical characteristics of a tank barge and tanker showing side and over-views:

Tank Barge

Tanker

Tugboats

        Tugboats are equipped to push, pull or tow tank barges alongside. The amount of horsepower required to handle a barge depends on a number of factors, including the size of the barge, the amount of product loaded, weather conditions and the waterways navigated. A typical tug is manned by six people: a captain, a mate, an engineer, an assistant engineer and two deckhands. These individuals perform the duties and tasks required to operate the tug, such as standing navigational watches, maintaining and repairing machinery, rigging and line-handling, and painting and other routine maintenance. A standard work schedule for a tugboat crew is 14 days on, 14 days off. While on duty, the crew members generally work two six-hour shifts each day.

Integrated Tug-Barge Units

        Tugboats can also be integrated into a barge utilizing a notching system that connects the two vessels. An integrated tug-barge unit, or ITB, has certain advantages over other tug-barge combinations, including higher speed and better maneuverability. In addition, an ITB can operate in certain sea and weather conditions in which conventional tug-barge combinations cannot.

        The following diagram depicts typical characteristics of an integrated tug-barge unit, showing a side view and overview:

BUSINESS

Our Partnership

        We are a leading provider of refined petroleum product marine transportation, distribution and logistics services in the northeastern United States. Our fleet of 35 tank barges, 3 tankers and 18 tugboats serves a wide range of customers, including major oil companies, oil traders and refiners. With over two million barrels of capacity, we believe we own and operate the third-largest ocean-going tank barge fleet in the United States as measured by barrel-carrying capacity.

        For the fiscal year ended June 30, 2003, our fleet transported approximately 100 million barrels of refined petroleum products for our customers, including BP, ChevronTexaco, ConocoPhillips and ExxonMobil. Our six largest customers in fiscal 2003 have been doing business with us for over 10 years on average. We do not assume ownership of any of the products we transport. During fiscal 2003 and the first quarter of fiscal 2004, we derived approximately 70% of our revenue from longer-term contracts that are generally for periods of one year or more.

        We have a high-quality, well-maintained fleet. Approximately 53% of our barrel-carrying capacity is double-hulled, as compared to an industry average of approximately 30% for all U.S.-flag coastwise and ocean-going tank vessels. By December 2004, we expect that approximately 72% of our barrel-carrying capacity will be double-hulled, after giving effect to the delivery of a new tank barge presently under construction, the completion of two current tank barge modification projects and the phase-out of three single-hull tank barges. Furthermore, after December 2004, we will be permitted to continue to operate our remaining single-hull tank vessels until January 1, 2015 in compliance with OPA 90. All of our vessels operate under the U.S. flag, and all but three are qualified to transport cargo between U.S. ports under the Jones Act.

        Since the founding of our predecessor company in 1959, we have played an increasingly significant role in the transportation of refined petroleum products in the northeastern United States. In April 1999, our predecessor company was acquired from its founders by members of its senior management team and investment funds managed by Jefferies Capital Partners/FS Private Investments LLC. Since April 1999, when the company ceased being a family-owned business, we have acquired 18 tank vessels in 9 separate transactions, significantly increased our market share and improved operating and financial performance. During the period from April 30, 1999 to September 30, 2003, we increased the total barrel-carrying capacity of our fleet, net of vessel sales and retirements, from approximately 1.1 million barrels to approximately 2.3 million barrels, while improving our cost structure and increasing the net utilization of the tank vessels we operate from 75% to 88%. For selected financial information regarding the period from April 30, 1999 to September 30, 2003, please read "Selected Historical and Pro Forma Financial and Operating Data" beginning on page 55.

        Significant acquisitions and newbuildings since May 1999 include the following:

Date	Event	Capacity (barrels)

May 1999	Acquired a tank barge	30,000
July 1999	Acquired a tank barge	20,000
October 1999	Acquired a tank barge	30,000
December 1999	Acquired 10 tank barges	962,629
September 2001	Acquired a tank barge	73,024
July 2002	Took delivery of a new tank barge	102,000
February 2003	Took delivery of a new tank barge	82,000
May 2003	Acquired a tank barge	105,000
June 2003	Took delivery of a new tank barge	82,000

        We believe that conducting our operations through a publicly traded limited partnership will offer access to the public equity and debt capital markets, a lower cost of capital for further expansions and acquisitions, an enhanced ability to use our equity securities as consideration in future acquisitions and an overall lower effective income tax rate to our unitholders.

Industry Trends

        We believe the following industry trends create a positive outlook for our company:

  •
  Refined petroleum product consumption is rising. A major factor in determining tank vessel demand is domestic oil consumption, which continues to rise. The EIA projects that refined petroleum product consumption in the East Coast region of the United States will increase by an average of approximately 1.7% per year from 2004 to 2025. The demand for refined petroleum products in the East Coast region is currently higher than in any other region of the United States. In 2002, the East Coast region consumed 5.9 million barrels of refined petroleum products per day, or 29.7% of the total average daily consumption in the United States.

  •
  OPA 90 is expected to reduce the domestic supply of tank vessels. Due to OPA 90, the total barrel-carrying capacity of existing domestic tank vessels transporting refined petroleum products is projected to decline significantly from its current levels in the absence of newbuildings or retrofittings of existing vessels. Approximately 27% of the current barrel-carrying capacity of the domestic tank vessel fleet must be retired or retrofitted between January 1, 2004 and January 1, 2007, and an additional approximately 38% must be retired or retrofitted at varying times between then and January 1, 2015. In the aggregate, OPA 90 mandates the retiring or retrofitting of approximately 17.9 million barrels of capacity between January 1, 2004 and January 1, 2007 and approximately 25.5 million barrels of capacity at varying times between then and January 1, 2015. At the present time, we believe approximately 8.4 million barrels of newbuild capacity are currently under contract for construction. We believe it takes 12 to 24 months to design, contract for and construct a new tank vessel.

  •
  The domestic tank vessel industry is consolidating. Over the past decade, the domestic tank vessel industry has undergone meaningful consolidation through acquisitions and other arrangements among tank vessel owners. Partly as a result of OPA 90 and the corresponding capital requirements to replace or retrofit existing tank vessel fleets, we believe many smaller, independent tank barge companies may find it increasingly difficult to compete profitably. In addition, major integrated oil and gas companies, which comprise the majority of our customer base, continue to increase their focus on their core competencies, divesting tank vessel assets and outsourcing petroleum product transportation operations. The continuation of these trends would provide us with opportunities both to acquire additional assets and add customers.

  •
  Customers are placing greater emphasis on environmental and safety concerns. Our customers are increasingly selective in their choice of tank vessel operators and place particular emphasis on strong environmental and safety records and operating performance. We believe that the increasingly stringent U.S. regulatory environment and the emphasis on quality and environmental protection will accelerate the obsolescence of older, lower quality tank vessels and provide a competitive advantage to companies with high-quality management that operate modern tank vessels.

Business Strategies

        Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

  •
  Maintain safe, low-cost and efficient operations. We believe we are a cost-efficient and reliable tank vessel operator. We intend to continue to reduce operating costs through constant evaluation of each vessel's performance and concurrent adjustment of operating and chartering procedures to maximize each vessel's safety and profitability. We also intend to continue to minimize costs through an active preventative maintenance program both on-shore and at sea, employing qualified officers and crew and continually training our personnel to ensure safe and reliable vessel operations.

  •
  Balance our fleet deployment between longer-term contracts and shorter-term business in an effort to provide stable cash flows through business cycles, while preserving flexibility to respond to changing market conditions. During fiscal 2003 and the first quarter of fiscal 2004, we derived approximately 70% of our revenue from time charters, consecutive voyage charters, contracts of affreightment and bareboat charters, all of which are generally for periods of one year or more. We derived the remaining 30% of our revenue for fiscal 2003 and the first quarter of fiscal 2004 from single voyage charters, which are generally priced at prevailing market rates. Vessels operating under voyage charters may generate increased profit margins during periods of improved charter rates, while vessels operating on time charters generally provide more predictable cash flow. We intend to pursue a strategy of emphasizing longer-term contracts, while preserving operational flexibility to take advantage of changing market conditions.

  •
  Maximize fleet utilization and improve productivity. The interchangeability of our tank vessels and the critical mass of our fleet gives us the flexibility to allocate the right vessel for the right cargo assignment on a timely basis. We intend to continue improving our operational efficiency through the use of new technology and comprehensive training programs for new and existing employees. We also intend to minimize down time by emphasizing efficient scheduling and timely completion of planned and preventative maintenance.

  •
  Attract and maintain customers by adhering to high standards of performance, reliability and safety. Customers place particular emphasis on efficient operations and strong environmental and safety records. We intend to continue building on our reputation for maintaining high standards of performance, reliability and safety, which we believe will enable us to attract increasingly selective customers.

  •
  Expand our fleet through newbuildings and accretive and strategic acquisitions. We have grown successfully in the past through newbuildings and strategic acquisitions. We expect to continue this strategy by consistently surveying the marketplace to identify and pursue newbuilding opportunities and acquisitions that expand the services and products we offer or that expand our geographic presence.

Competitive Strengths

        We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

  •
  We have a large, versatile fleet that enables us to maximize utilization and provide comprehensive customer service. We have a large and versatile tank vessel fleet of 35 tank barges, 3 tankers and 18 tugboats. We believe that our tank vessel fleet, with over two million barrels of capacity, is the third-largest ocean-going tank barge fleet in the United States. Many of our tank vessels can be transitioned between clean and black oil products and among geographic locations with relative ease, giving us the flexibility and efficiency to allocate the right vessel for the right cargo assignment on a timely basis. This flexibility allows us to reduce our waiting time between charter assignments and to provide comprehensive and efficient customer service.

  •
  We have a significant percentage of double-hull tank vessels in relation to the industry average, which should benefit us given the projected decrease in tank vessel capacity due to OPA 90. Approximately 53% of our barrel-carrying capacity is double-hulled, as compared to an industry average of approximately 30% for all U.S.-flag coastwise and ocean-going tank vessels. By December 2004, we expect that approximately 72% of our barrel-carrying capacity will be double-hulled, after giving effect to the delivery of a new tank barge presently under construction, the completion of two current tank barge modification projects and the phase-out of three single-hull tank barges. Without a meaningful increase in new tank vessel construction or retrofittings of existing tank vessels, we believe there will be a decrease in tank vessel supply due to OPA 90.

  •
  We have a reputation for high standards of performance, reliability and safety, which fosters long-term customer relationships with major oil companies, oil traders and refiners. We have actively developed and maintained relationships with major oil companies, oil traders and refiners. Our six largest customers in fiscal 2003 have been doing business with us for over 10 years on average. We also have an established reputation for high standards of performance, reliability and safety.

  •
  We have a proven track record of successfully acquiring and integrating vessels and businesses. From April 30, 1999 through September 30, 2003, we acquired 18 tank vessels in 9 separate transactions, which increased the total barrel-carrying capacity of our fleet, net of vessel sales and retirements, from approximately 1.1 million barrels to approximately 2.3 million barrels. Over the same period, we increased the net utilization of the tank vessels we operate from 75% to 88%.

  •
  We have the financial flexibility to pursue acquisitions and other expansion opportunities through the issuance of additional common units and borrowings under our new credit agreement. After the application of the proceeds we receive from this offering, under our new revolving credit agreement we will have approximately $10.0 million available for working capital purposes and $30.0 million available for internal growth and acquisitions. We believe the borrowings available under our new revolving credit agreement and our ability to issue additional partnership units should provide us with financial flexibility to enable us to pursue expansion and acquisition opportunities.

  •
  Our management team has extensive industry experience. Members of our management team have, on average, more than 20 years of experience in the maritime transportation industry. Further, members of our management team have been employed by us or one of our predecessors, on average, for over 10 years. Our management team has a successful track record of achieving internal growth and completing acquisitions. We believe our management team's experience and familiarity with our industry and businesses are important assets that will assist us in implementing our business strategies and pursuing our growth strategies.

Risk Factors

        For more information regarding the risks related to our business strategies and our competitive strengths, please read "Risk Factors" beginning on page 18.

Our Customers

        We provide marine transportation services primarily to major oil companies, oil traders and refiners in the northeastern United States and the Gulf of Mexico. We monitor the supply and distribution patterns of our actual and prospective customers and focus our efforts on providing services that are responsive to the current and future needs of these customers.

        The following chart sets forth our major customers and the number of years each of them has been a customer.

K-Sea Transportation Partners L.P.
Major Customers

Major Customers	Years as Customer
BP	30
ChevronTexaco	15
ConocoPhillips	8
ExxonMobil	7
Rio Energy	5
TransMontaigne	3

        Our three largest customers in fiscal 2003 based on gross revenue were ExxonMobil, Rio Energy and BP, each of which accounted for more than 10% of our fiscal 2003 consolidated revenue. Our four largest customers in the first quarter of fiscal 2004 based on gross revenue were ExxonMobil, Rio Energy, U.S. Government Aid Programs and BP, each of which accounted for more than 10% of our first quarter fiscal 2004 consolidated revenue.

Our Vessels

Tank Vessel Fleet

        At September 30, 2003, our fleet consisted of the following tank vessels:

K-Sea Transportation Partners L.P. Tank Vessel Fleet

Vessel(1)	Year Built	Capacity (barrels)	Gross Tons	OPA 90 Phase-Out
Double-Hull Barges
DBL 151	1981	150,000	8,710	N.A.
DBL 152	1982	150,000	8,710	N.A.
DBL 134(2)	1994	134,000	9,514	N.A.
DBL 105(3)	1982	105,000	9,818	N.A.
DBL 101	2002	102,000	6,774	N.A.
Casablanca(4)	1987	89,293	5,736	N.A.
Lemon Creek(4)	1987	89,293	5,736	N.A.
Spring Creek(4)	1987	89,293	5,736	N.A.
DBL 81	2003	82,000	5,667	N.A.
DBL 82	2003	82,000	5,667	N.A.
DBL 70	1972	73,024	5,248	N.A.
DBL 31	1999	30,000	2,146	N.A.
DBL 32	1999	30,000	2,146	N.A.
DBL 2202	1962	22,000	1,830	N.A.

Subtotal		1,227,903	83,438

Single-Hull Tankers
Great Lakes	1963	38,000	2,813	2015
Great Gull	1969	30,000	1,729	2015

Subtotal		68,000	4,542

Single-Hull Barges
KTC 155(5)	1974	165,882	8,666	N.A.
KTC 135	1969	135,216	6,773	2004
KTC 90	1967	97,200	6,409	2004
KTC 96	1969	95,580	6,278	2004
KTC 81	1981	82,878	4,576	2015
KTC 71	1975	81,759	4,719	2015
KTC 60	1980	61,638	3,824	2015
KTC 55	1972	53,012	3,113	2015
Essex	1967	35,160	2,307	2015
DBL 3201	1968	31,000	2,033	2015
Wallabout Bay	1986	28,330	1,687	2015
Newark Bay	1969	27,390	1,595	2015
Trader II	1949	20,475	1,194	2015
KTC 20	1980	20,000	1,065	2015
American 21	1968	19,500	1,262	2015
Oyster Bay	1951	19,370	1,278	2015
E 10	1960	18,790	1,077	2015
Josiah Bartlett	1955	14,000	1,287	2015

Subtotal		1,007,180	59,143

Total Existing Fleet		2,303,083	147,123
Planned Double-Hull Tank Barge Newbuild
DBL 102	(6)	102,000	6,774	N.A.

Total Fleet with additions		2,405,083	153,897

(1)
Excludes vessels described under "—Other Vessels" below.
(2)
Built in 1986 and rebuilt in 1994.
(3)
DBL 105 is currently being modified for petroleum product transportation; gross tons are estimated.
(4)
Vessel not qualified for Jones Act trade due to foreign construction.
(5)
Retrofitting of the KTC 155 to double-hull is expected to be completed in June 2004.
(6)
Anticipated delivery in January 2004; gross tons are estimated.

New Construction and Modification Projects

        In March 2001, we entered into a contract for the construction of four double-hull, ocean-going, OPA 90-compliant tank barges—the DBL 101, the DBL 81, the DBL 82 and the DBL 102. Delivery of the DBL 101 occurred in July 2002, the DBL 81 in February 2003 and the DBL 82 in June 2003. Delivery of the DBL 102 is scheduled for January 2004. The aggregate cost of these four vessels, when delivered, will be approximately $46.2 million, including financing and other costs and certain special equipment.

        The DBL 81 and the DBL 82 have capacities of 82,000 barrels each; the DBL 101 has, and the DBL 102 will have, a capacity of 102,000 barrels. Each of the newly built tank barges is being used primarily for the coastwise transportation of refined petroleum products in the northeastern United States. The tank barges will be integrated with our existing tugboats using an articulated connection system that provides increased operating efficiency and enhances the safety and reliability of the units. The new tank barges feature double block cargo segregation, segregated ballast, cargo monitoring and vapor recovery systems as well as advanced electrical and hydraulic systems.

        We purchased the DBL 105, a double-hull barge, in May 2003 and are currently modifying her for petroleum product transportation. The DBL 105 is scheduled to leave the shipyard and enter service in April 2004. In addition, we will be retrofitting the KTC 155 to a double-hull tank vessel by June 2004.

        We expect to spend approximately $26.1 million during the remaining three quarters of fiscal 2004 for the retrofit of the KTC 155 to a double-hull tank vessel, completion of the newbuild DBL 102, the modification of the DBL 105 for petroleum transportation and certain other projects. Of this $26.1 million, approximately $10.0 million relating to the DBL 102 has been financed and is held in cash equivalents in our Title XI escrow account.

Tugboat Fleet

        We view our tugboats as a cost center and, therefore, seek to maintain the proper balance between the number of tugboats and the number of tank barges in our fleet. This balance is influenced by a variety of factors, including the condition of the vessels in our fleet, the mix of our coastwise business and our local business and the level of longer-term contracts versus shorter-term business. We are also able to maintain a proper balance between tugboats and tank barges by analyzing the historical trading patterns of our customers and the nature of their cargoes. While a tank barge is unloading, we often dispatch its tugboat to perform other work.

        At September 30, 2003, we operated the following tugboats:

K-Sea Transportation Partners L.P. Tugboat Fleet

Name	Year Built	Horsepower	Dimensions
Rebel	1975	7200	150' × 46'× 22'
Yankee	1976	7200	150' × 46' × 22'
Irish Sea	1969	5750	135' × 34'9" × 18'
Volunteer	1982	4800	120' × 38' × 18'
Viking	1972	4300	132'6" × 34' × 18'3"
Beaufort Sea	1971	4300	113' × 32'3" × 15'6"
Tasman Sea	1976	3900	123'6" × 34' × 16'4"
Adriatic Sea	1978	3900	126' × 34' × 14'6"
Kara Sea	1974	3520	111' × 32' × 13'8"
Coral Sea	1973	3280	111' × 32' × 13'8"
Java Sea	1981	3000	118'6" × 34' × 14'5"
Baltic Sea	1973	3000	101' × 30' × 13'1"
Bering Sea	1975	2250	105' × 29' × 13'3"
Maryland	1962	2180	110' × 28' × 13'7"
Houma	1970	1950	89'11" × 29' × 11'
Odin	1982	1860	72' × 27'6" × 11'8"
Taurus	1979	1860	78'6" × 25' × 11'7"
Falcon	1978	1800	80' × 25' × 11'5"

Integrated Tug-Barge Units

        We currently have six integrated tug-barge units, or ITBs, in our fleet. The remaining newbuild and the DBL 105, which is currently being modified, as well as the KTC 155 following the completion of its retrofitting, will be operated as ITBs. By January 2005, we expect that ITBs will represent approximately half of the barrel-carrying capacity of our tank barge fleet.

Other Vessels

        At September 30, 2003, we operated a potable water barge and a small tanker used for cleaning other barges.

Bunkering

        For over 30 years, we have specialized in the shipside delivery of fuel, known as bunkering, for the major and independent bunker suppliers in New York Harbor. Demand for bunkering services is driven primarily by the number of ship arrivals in New York Harbor. A ship's time in port generally is limited, and the cost of delaying sailing due to bunkering or other activities can be significant. Therefore, we continually strive to improve the level of service and on-time deliveries we provide to our customers. The addition in May and October 1999 of two new double-hull tank barges with segregated cargo systems for diesel fuel is one example of our long-term commitment to the industry. To meet our customers' demands for accurate, representative cargo samples, we have installed in-line sampling devices on our nine tank barges that perform bunkering services.

Preventative Maintenance

        We have a computerized preventative maintenance program that tracks U.S. Coast Guard and American Bureau of Shipping inspection schedules and establishes a system for the reporting and handling of routine maintenance and repair.

        Vessel captains submit monthly inspection reports, which are used to note conditions that may require maintenance or repair. Vessel superintendents are responsible for reviewing these reports, inspecting identified discrepancies, assigning a priority classification and generating work orders. Work orders establish job type, assign personnel responsible for the task and record target start and completion dates. Vessel superintendents inspect repairs completed by the crew, supervise outside contractors as needed and conduct quarterly inspections following the same criteria as the captains. Drills and training exercises are conducted in conjunction with these inspections, which are typically more comprehensive in scope. In addition, an operations duty officer is available on a 24-hour basis to handle any operational issues. The operations duty officer is prepared to respond on scene whenever required and is trained in technical repair issues, spill control and emergency response.

        The American Bureau of Shipping and the U.S. Coast Guard establish drydocking schedules. Typically, we drydock our vessels twice every five years. Prior to sending a vessel to a shipyard, we develop comprehensive work lists to ensure all required maintenance is completed. Repair facilities bid on these work lists, and jobs are awarded based on price and time to complete. Vessels then report to a cleaning facility to prepare for shipyard. Once the vessel is gas-free, a certified marine chemist issues paperwork certifying that no dangerous vapors are present. The vessel proceeds to the shipyard where the vessel superintendent and certain crewmembers assist in performing the maintenance and repair work. The planned maintenance period is considered complete when all work has been tested to the satisfaction of American Bureau of Shipping or U.S. Coast Guard inspectors or both.

Safety

General

        We are committed to operating our vessels in a manner that protects the safety and health of our employees, the general public and the environment. Our primary goal is to minimize the number of safety- and health-related accidents on our vessels and our property. Our primary concerns are to avoid personal injuries and to reduce occupational health hazards. We want to prevent accidents that may cause damage to our personnel, equipment or the environment such as fire, collisions, petroleum spills and groundings of our vessels. In addition, we are committed to reduce overall emissions and waste generation and to the safe management of associated cargo residues and cleaning wastes.

        Our policy is to follow all laws and regulations as required, and we are actively participating with government, trade organizations and the public in creating responsible laws, regulations and standards to safeguard the workplace, the community and the environment. Our Operations Department is responsible for coordinating all facets of our health and safety program. The Operations Department identifies areas that may require special emphasis, including new initiatives that evolve within the industry. Our Human Resources Department is responsible for all training, whether conducted in-house or at a training facility. Supervisors are responsible for carrying out and monitoring compliance for all of the safety and health policies on their vessels.

Tank Barge Characteristics

        To protect the environment, today's tank barge hulls are required not only to be leakproof into the body of water in which they float but also to be vapor-tight to prevent the release of any fumes or vapors into the atmosphere. Our tank barges that carry light products such as gasoline or naphtha have alarms that indicate when the tank is full (95% of capacity) and when it is overfull (98% of capacity). Each tank barge also has a vapor recovery system that connects the cargo tanks to the shore terminal via pipe and hose to return to the plant the vapors generated while loading.

        All nine of our bunker delivery tank barges are equipped with state-of-the-art, whole load sampling devices to provide the supplier and receiver a representative sample. Our bunker delivery tank barges are also equipped with extended booms for hose handling ease alongside ships, remote pump engine shut-offs, spill rails, spill containment equipment and supplies, VHF and UHF radio communication and fendering.

Safety Management Systems

        We belong to and adhere to the recommendations of the American Waterways Operators Responsible Carrier Program. The program is designed as a framework for continuously improving the industry's and member companies' safety performance. The program complements and builds upon existing government regulations, requiring company safety and training standards that in many instances exceed those required by federal law or regulation.

        Developed over four years ago by the American Waterways Operators, the Responsible Carrier Program incorporates best industry practices in three primary areas:

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  management and administration;

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  equipment and inspection; and

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  human factors.

        The Responsible Carriers Program has been recognized by many groups, including the U.S. Coast Guard and shipper organizations. We are periodically audited by an AWO-certified auditor to verify compliance. We were last audited in early 2001, and our Responsible Carrier Program certificate remains in effect until March 2004.

        We are currently undergoing certification to the standards of the International Safety Management, or ISM, system, and expect to have our office and several of our vessels certified during 2004. The ISM standards were promulgated by the International Maritime Organization, or IMO, several years ago and have been adopted through treaty by many IMO member countries, including the United States. Although ISM is not required for coastal tug and barge operations, we have determined that an integrated safety management system including the ISM and Responsible Carriers Program standards will promote safer operations and will provide us with necessary operational flexibility as we continue to grow.

Ship Management, Crewing and Employees

        We maintain an experienced and highly qualified work force of shore-based and seagoing personnel. As of September 30, 2003, we employed approximately 391 persons, comprised of approximately 55 shore staff and approximately 336 fleet personnel. Our tug and tanker captains are non-union management supervisors. We have a collective bargaining agreement in place with a maritime union covering all other seagoing personnel, or approximately 76% of our workforce, that expires on April 30, 2004. Under the terms of the collective bargaining agreement, we are required to make contributions to pension and other welfare programs managed by us. There is no unfunded pension liability under any of these agreements. Our vessel employees are paid on a daily or hourly basis and typically work 14 days on and 14 days off. Our shore-based personnel are generally salaried and are located at our headquarters in Staten Island, New York.

        Our shore staff provides worldwide support for all aspects of our fleet and business operations, including sales and scheduling, crewing and human resources functions, engineering, compliance and technical management, financial and insurance services, and information technology. A staff of dispatchers and schedulers maintain a 24-hour duty rotation to monitor communications and to coordinate fleet operations with our customers and terminals. Communication with our vessels is accomplished by various methods, including wireless data links, cellular telephone, VHF, UHF and HF radio.

        Our crews regularly inspect each vessel, both at sea and in port, and perform most of the ordinary course maintenance. Our procedures call for a member of our shore-based staff to inspect each vessel at least once each fiscal quarter, making specific notations and recommendations regarding the overall condition of the vessel, maintenance, safety and crew welfare. In addition, approximately 10% of our fleet is inspected annually by independent consultants. All of the vessels that are on bareboat charters to third parties are managed and operated by the customer.

Classification, Inspection and Certification

        In accordance with standard industry practice, all of our coastwise vessels have been certified as being "in class" by the American Bureau of Shipping. The American Bureau of Shipping is one of several internationally recognized classification societies that inspects vessels at regularly scheduled intervals to ensure compliance with American Bureau of Shipping classification rules and some applicable federal safety regulations. Most insurance underwriters require an "in class" certification by a classification society before they will extend coverage to any vessel. The classification society certifies that the pertinent vessel has been built and maintained in accordance with the rules of the society and complies with applicable rules and regulations of the country of registry of such vessel and the international conventions of which that country is a member. Inspections are conducted on the pertinent vessel by a surveyor of the classification society in three surveys of varying frequency and thoroughness: annual surveys each year, an intermediate survey every two to three years and a special survey every four to five years. As part of an intermediate survey, our vessels may be required to be drydocked every 24 to 30 months for inspection of the underwater parts of such vessel and for any necessary repair work related to such inspection.

        Our vessels are inspected at periodic intervals by the U.S. Coast Guard to ensure compliance with safety regulations determined by the U.S. Department of Transportation. All of our tank vessels carry Certificates of Inspection issued by the U.S. Coast Guard. All of our tugs participate in the U.S. Coast Guard's uninspected towing vessel inspection program.

        Our vessels and shoreside operations are also inspected and audited periodically by our customers, in some cases as a precondition to chartering our vessels. We maintain all necessary approvals required for our vessels to operate in their normal trades. We believe that the high quality of our tonnage, our crews and our shoreside staff are advantages when competing against other vessel operators for long-term business.

Insurance Program

        We believe that we have arranged for insurance coverage adequate to protect against the accident-related risks involved in the conduct of our business and risks of liability for environmental damage and pollution, consistent with industry practice. We have also arranged for insurance coverage as required by the Title XI bonds. We cannot assure you, however, that all risks are adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. The general partner of our general partner intends to maintain a key man insurance policy on Mr. Timothy J. Casey, its President and Chief Executive Officer.

        Our hull and machinery insurance covers risks of actual or constructive loss from collision, towers liabilities, fire, grounding and engine breakdown up to an agreed value per vessel. Our war-risks insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. While some tanker owners and operators obtain loss-of-hire insurance covering the loss of revenue during extended tanker off-hire periods, we, along with several tanker operators, do not have this type of coverage. We believe that, given our diversified marine transportation operations and high utilization rate, this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis taking into account insurance market conditions and the employment of our vessels.

        Our protection and indemnity insurance covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo, damage to third-party property, asbestos exposure and pollution arising from oil or other substances. Our current protection and indemnity insurance coverage for pollution is $1 billion per incident and is provided by West of England Ship Owners Insurance Services Ltd., a mutual insurance association. West of England is a member of the International Group of protection and indemnity mutual assurance associations. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at approximately $4.3 billion per non-pollution incident. As a member of West of England, we are subject to calls payable to the associations based on our claim records, as well as the claim records of all other members of the individual associations and members of West of England.

        We are not currently the subject of any claims alleging exposure to asbestos or second-hand smoke, although such claims have been brought in the past and may be brought in the future. K-Sea Transportation LLC has contractually agreed to retain any such liabilities that occurred prior to closing, will indemnify us for up to $10 million of such liabilities for a period of ten years and will make available to us the benefit of certain indemnities it received in connection with the purchase of certain vessels. If, notwithstanding the foregoing, we are ultimately obligated to pay any asbestos-related or similar claims for any reason, we believe we or K-Sea Transportation LLC would have adequate insurance coverage for periods after March 1986 to pay such claims. However, K-Sea Transportation LLC and its predecessors may not have insurance coverage prior to March 1986. If we were subject to claims related to that period, including claims from current or former employees, K-Sea Transportation LLC may not have insurance to pay the liabilities, if any, that could be imposed on us. If we had to pay claims solely out of our own funds, it could have a material adverse effect on our financial condition. Furthermore, any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims could be brought, the aggregate amount of these deductibles could be material.

        We may not be able to obtain insurance coverage in the future to cover all risks inherent in our business, and insurance, if available, may be at rates that we do not consider to be commercially reasonable. In addition, as more single-hull vessels are retired from active service, insurers may be less willing to insure and customers less willing to hire single-hull vessels.

Competition

        The Jones Act restricts U.S. point-to-point maritime shipping to vessels built in the United States, owned and operated by U.S. citizens and manned by U.S. crews. In our market areas, our primary direct competitors are the operators of U.S.-flag ocean-going tank barges and U.S.-flag refined petroleum product tankers, including the captive fleets of major oil companies. The domestic tank vessel industry is highly competitive.

        In the voyage and short-term charter market, our vessels compete with all other vessels of a size and type required by a charterer that can be available at the date specified. In the voyage market, competition is based primarily on price and availability, although charterers have become more selective with respect to the quality of vessels they hire, with particular emphasis on factors such as age, double hulls and the reliability and quality of operations. Increasingly, major charterers are demonstrating a preference for modern vessels based on concerns about the environmental risks associated with older vessels. Consequently, we believe that owners of large modern fleets have been able to gain a competitive advantage over owners of older fleets.

        U.S.-flag tank vessels also compete with petroleum product pipelines and are affected by the level of imports on foreign flag products carriers. The Colonial Pipeline system, which originates in Texas and terminates at New York Harbor, the Plantation Pipeline, which originates in Louisiana and terminates in Washington D.C., and smaller regional pipelines between Philadelphia and New York, carry refined petroleum products to the major storage and distribution facilities that we currently serve. We believe that high capital costs, tariff regulation and environmental considerations make it unlikely that a new refined product pipeline system will be built in our market areas in the near future. It is possible, however, that new pipeline segments, including pipeline segments that connect with existing pipeline systems, could be built or that existing pipelines could be converted to carry refined petroleum products. Either of these occurrences could have an adverse effect on our ability to compete in particular locations.

Regulation

        Our operations are subject to significant federal, state and local regulation, the principal provisions of which are described below.

Environmental

        General.    Government regulation significantly affects the ownership and operation of our tank vessels. Our tank vessels are subject to international conventions, federal, state and local laws and regulations relating to safety and health and environmental protection, including the generation, storage, handling, emission, transportation, and discharge of hazardous and non-hazardous materials. Although we believe that we are in substantial compliance with applicable environmental laws and regulations, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tank vessels. The recent trend in environmental legislation is toward stricter requirements, and this trend will likely continue. In addition, a future serious marine incident occurring in U.S. waters or internationally that results in significant oil pollution or causes significant environmental impact could result in additional legislation or regulation that could affect our profitability.

        Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our tank vessels. While we believe that we are in substantial compliance with applicable environmental laws and regulations and have all permits, licenses and certificates necessary for the conduct of our operations, frequently changing and increasingly stricter requirements, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tank vessels.

        We maintain operating standards for all of our tank vessels that emphasize operational safety, quality maintenance, continuous training of our crews and officers, care for the environment and compliance with U.S. regulations. Our tank vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration and charterers, particularly terminal operators and oil companies.

        Finally, we manage our exposure to losses from potential discharges of pollutants through the use of well maintained and well managed facilities, well maintained and well equipped vessels and safety and environmental programs, including a maritime compliance program and our insurance program. Moreover, we believe we will be able to accommodate reasonably foreseeable environmental regulatory changes. However, the risks of substantial costs, liabilities, and penalties are inherent in marine operations. As a result, there can be no assurance that any new regulations or requirements or any discharge of pollutants by us will not have a material adverse effect on us.

        The Oil Pollution Act of 1990.    The Oil Pollution Act of 1990, or OPA 90, affects all vessels trading in U.S. waters including the exclusive economic zone extending 200 miles seaward. OPA 90 sets forth various technical and operating requirements for tank vessels operating in U.S. waters. Existing single-hull, double-sided and double-bottomed tank vessels are to be phased out of service between 1995 and 2015 based on their tonnage and age. Under the phase-out schedule, four of our single-hull tank barges will be precluded from transporting petroleum products in the United States by 2005 and the remaining single-hull tank vessels will be precluded from such activity after January 1, 2015.

        Under OPA 90, owners or operators of tankers operating in U.S. waters must file vessel spill response plans with the U.S. Coast Guard and operate in compliance with the plans. These vessel response plans must, among other things:

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  address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources;

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  describe crew training and drills; and

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  identify a qualified individual with specific authority and responsibility to implement removal actions in the event of an oil spill.

        Our vessel response plans have been approved by the U.S. Coast Guard, and all of our tankermen have been trained to comply with these guidelines. In addition, we conduct regular oil-spill response drills in accordance with the guidelines set out in OPA 90. We believe that all of our tank vessels are in substantial compliance with OPA 90.

        The U.S. Coast Guard also issued new regulations under OPA 90 effective October 17, 2002 that require the installation by October 17, 2007 of tank level or pressure monitoring (TLPM) devices on all single-hull tank vessels carrying oil or oil residue. We currently anticipate that the installation of these systems will be less expensive for coastwise vessels already fitted with cargo monitoring systems than for inland barges that are typically unmanned and do not have electrical systems installed. Since no TLPM devices currently exist, we cannot project their cost at this time. We currently do not anticipate that compliance with these regulations will cause us to accelerate the phase-out of our single-hull barges.

        Environmental Spill and Release Liability.    OPA 90 and various state laws substantially increased over historic levels the statutory liability of owners and operators of vessels for the discharge or substantial threat of a discharge of oil and the resulting damages, both regarding the limits of liability and the scope of damages. OPA 90 imposes joint and several strict liability on responsible parties, including owners, operators and bareboat charterers, for all oil spill and containment and clean-up costs and other damages arising from spills attributable to their vessels. A complete defense is available only when the responsible party establishes that it exercised due care and took precautions against foreseeable acts or omissions of third parties and when the spill is caused solely by an act of God, act of war (including civil war and insurrection) or a third party other than an employee or agent or party in a contractual relationship with the responsible party. These limited defenses may be lost if the responsible party fails to report the incident or reasonably cooperate with the appropriate authorities or refuses to comply with an order concerning clean-up activities. Even if the spill is caused solely by a third party, the owner or operator must pay removal costs and damage claims and then seek reimbursement from the third party or the trust fund established under OPA. Finally, in certain circumstances involving oil spills from tank vessels, OPA 90 and other environmental laws may impose criminal liability on personnel and/or the corporate entity.

        OPA 90 limits the liability of each responsible party for a tank vessel to the greater of $1,200 per gross registered ton or $10 million per discharge. This limit does not apply where, among other things, the spill is caused by gross negligence or willful misconduct of, or a violation of an applicable federal safety, construction or operating regulation by, a responsible party or its agent or employee or any person acting in a contractual relationship with a responsible party.

        In addition to removal costs, OPA 90 provides for recovery of damages, including:

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  natural resource damages and related assessment costs;

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  real and personal property damages;

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  net loss of taxes, royalties, rents, fees and other lost revenues;

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  net costs of public services necessitated by a spill response, such as protection from fire, safety or health hazards;

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  loss of profits or impairment of earning capacity due to the injury, destruction or loss of real property, personal property and natural resources; and

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  loss of subsistence use of natural resources.

        OPA 90 expanded the pre-existing financial responsibility requirements for tank vessels operating in U.S. waters and requires owners and operators of tank vessels to establish and maintain with the U.S. Coast Guard evidence of their financial responsibility sufficient to meet their potential liabilities imposed by OPA 90. Under the regulations, we may provide evidence of insurance, a surety bond, a guarantee, letter of credit, qualification as a self-insurer or other evidence of financial responsibility. We have qualified as a self-insurer under the regulations and have received certificates of financial responsibility from the U.S. Coast Guard for all of our tank vessels subject to this requirement.

        OPA 90 expressly provides that individual states are entitled to enforce their own pollution liability laws, even if inconsistent with or imposing greater liability than OPA 90. There is no uniform liability scheme among the states. Some states have OPA 90-like schemes for limiting liability to various amounts, some rely on common law fault-based remedies and others impose strict and/or unlimited liability on an owner or operator. Virtually all coastal states have enacted their own pollution prevention, liability and response laws, whether statutory or through court decisions, with many providing for some form of unlimited liability. We believe that the liability provisions of OPA 90 and similar state laws have greatly expanded potential liability in the event of an oil spill, even where we are not at fault. Some states have also established their own requirements for financial responsibility. However, in March 2000, the U.S. Supreme Court decided United States v. Locke. In that case, INTERTANKO challenged tank vessel regulations brought by the State of Washington. The Court struck down several regulations and remanded the case for review of additional regulations. The Court held that the regulation of maritime commerce is generally a federal responsibility because of the need for national and international uniformity. As a result of this ruling, at least two states have repealed regulations concerning the operation, manning, construction or design of tank vessels.

        Parties affected by oil pollution may pursue relief from the Oil Spill Liability Trust Fund, absent full recovery by them against a responsible party. Responsible parties may seek contribution from the fund for costs incurred that exceeded the liability limits of OPA 90. The responsible party would need to establish that it is entitled to both a statutory defense against liability and to a statutory limitation of liability to obtain contribution from the fund. If we are deemed a responsible party for an oil pollution incident and are ineligible for contribution from the fund, the costs of responding to an oil pollution incident could have a material adverse effect on our results of operations, financial condition and cash flows. We presently maintain oil pollution liability insurance in an amount in excess of that required by OPA 90. Through our protection and indemnity club, West of England Ship Owners Insurance Services Ltd., our current coverage for oil pollution is $1 billion per incident. It is possible, however, that our liability for an oil pollution incident may be in excess of the insurance coverage we maintain.

        We are also subject to potential liability arising under the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances, whether on land or at sea. Specifically, CERCLA provides for liability of owners and operators of tankers for cleanup and removal of hazardous substances and provides for additional penalties in connection with environmental damage. Liability under CERCLA for releases of hazardous substances from vessels is limited to the greater of $300 per gross ton or $5 million per incident unless attributable to willful misconduct or neglect, a violation of applicable standards or rules, or upon failure to provide reasonable cooperation and assistance. CERCLA liability for releases from facilities other than vessels is generally unlimited.

        We are required to show proof of insurance, surety bond, self insurance or other evidence of financial responsibility to pay damages under OPA 90 and CERCLA in the amount of $1,500 per gross ton for vessels, consisting of the sum of the OPA 90 liability limit of $1,200 per gross ton or $10 million per discharge and the CERCLA liability limit of $300 per gross ton or $5 million per discharge. We have satisfied these requirements and obtained a U.S. Coast Guard Certificate of Financial Responsibility. OPA 90 and CERCLA each preserve the right to recover damages under other existing laws, including maritime tort law.

        Water.    The Federal Water Pollution Control Act or the Clean Water Act (CWA) imposes restrictions and strict controls on the discharge of pollutants into navigable waters, and such discharges generally require permits. The CWA provides for civil, criminal and administrative penalties for any unauthorized discharges and imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties and liabilities in the case of a discharge of petroleum, its derivatives, hazardous substances, wastes and pollutants into state waters. In addition, the Coastal Zone Management Act authorizes state implementation and development of programs of management measures for non-point source pollution to restore and protect coastal waters.

        Solid Waste.    Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state and local requirements. In August 1998, the EPA added four petroleum refining wastes to the list of RCRA hazardous wastes. In addition, in the course of our tank vessel operations, we engage contractors to remove and dispose of waste material, including tank residue. In the event that such waste is found to be "hazardous" under either RCRA or the CWA, and is disposed of in violation of applicable law, we could be found jointly and severally liable for the cleanup costs and any resulting damages. Finally, the EPA does not currently classify "used oil" as "hazardous waste," provided certain recycling standards are met. However, some states in which we operate have classified "used oil" as "hazardous" under state laws patterned after RCRA. The cost of managing wastes generated by tank vessel operations has increased in recent years under stricter state and federal standards. Additionally, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under CERCLA or the equivalent state laws.

        K-Sea Transportation Corp. has received a notice that it is a potentially responsible party, or PRP, in a proceeding for the cleanup of hazardous substances at a site in Port Arthur, Texas, where cleaning was performed on two of our barges in 1996 and 1997. Such proceedings arising under CERCLA typically involve numerous waste generators and waste transportation and disposal companies and seek to allocate or recover costs associated with site investigation and cleanup. We believe our share of liability, if any, will be small given our limited dealings with the site. Estimates of the degree of remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult to make. It is also possible that technological, regulatory or enforcement developments, the results of environmental studies and the inability of other PRPs to contribute to settlements of such liability could require us to incur some costs, the amount of which is not possible to estimate. These costs, if any, would be subject to insurance and certain indemnifications.

        Air Emissions.    The federal Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (CAA), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our tank barges are equipped with vapor control systems that satisfy these requirements. In addition, in December 1999, the EPA issued a final rule regarding emissions standards for marine diesel engines. The final rule applies emissions standards to new engines beginning with the 2004 model year. In the preamble to the final rule, the EPA noted that it may revisit the application of emissions standards to rebuilt or remanufactured engines, if the industry does not take steps to introduce new pollution control technologies. Finally, the EPA recently entered into a settlement that will expand this rulemaking to include certain large diesel engines not previously addressed in the final rule. Adoption of such standards could require modifications to some existing marine diesel engines and may result in material expenditures.

        The CAA also requires states to draft State Implementation Plans (SIPs) designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Where states fail to present approvable SIPs or SIP revisions by certain statutory deadlines, the federal government is required to draft a Federal Implementation Plan. Several SIPs regulate emissions resulting from barge loading and degassing operations by requiring the installation of vapor control equipment. As stated above, our tank barges are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based upon the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

Coastwise Laws

        A substantial portion of our operations are conducted in the U.S. domestic trade, which is governed by the coastwise laws of the United States. The U.S. coastwise laws reserve marine transportation, including harbor tug services, between points in the United States to vessels built in and documented under the laws of the United States (U.S.-flag) and owned and manned by U.S. citizens. Generally, an entity is deemed a U.S. citizen for these purposes so long as:

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  it is organized under the laws of the United States or a state;

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  each of its president or other chief executive officer and the chairman of its board of directors is a U.S. citizen;

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  no more than a minority of the number of its directors necessary to constitute a quorum for the transaction of business are non-U.S. citizens;

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  at least 75.0% of the interest and voting power in the corporation is held by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens; and

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  in the case of a limited partnership, the general partner meets U.S. citizenship requirements for U.S. coastwise trade.

        Because we could lose our privilege of operating our vessels in the U.S. coastwise trade if non-U.S. citizens were to own or control in excess of 25.0% of our outstanding interests, our limited partnership agreement restricts foreign ownership and control of our common and subordinated units to not more than 15.0% of our outstanding interests.

        There have been repeated efforts aimed at repeal or significant change of the Jones Act. Although we believe it is unlikely that the Jones Act will be substantially modified or repealed, there can be no assurance that Congress will not substantially modify or repeal such laws. Such changes could have a material adverse effect on our operations and financial condition.

Other

        Our vessels are subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs Service and the U.S. Maritime Administration, as well as subject to rules of private industry organizations such as the American Bureau of Shipping. These agencies and organizations establish safety standards and are authorized to investigate vessels and accidents and to recommend improved maritime safety standards. Moreover, to ensure compliance with applicable safety regulations, the U.S. Coast Guard is authorized to inspect vessels at will.

Occupational Health Regulations

        Our shoreside facilities are subject to occupational safety and health regulations issued by the U.S. Occupational Safety and Health Administration, or OSHA, and comparable state programs. These regulations currently require us to maintain a workplace free of recognized hazards, observe safety and health regulations, maintain records and keep employees informed of safety and health practices and duties. Our vessel operations are also subject to occupational safety and health regulations issued by the U.S. Coast Guard and, to an extent, OSHA. These regulations currently require us to perform monitoring, medical testing and recordkeeping with respect to mariners engaged in the handling of the various cargoes transported by our chemical and petroleum product carriers.

Vessel Condition

        Our vessels are subject to periodic inspection and survey by, and drydocking and maintenance requirements of, the U.S. Coast Guard and/or the American Bureau of Shipping. We believe we are currently in compliance in all material respects with the environmental and other laws and regulations, including health and safety requirements, to which our operations are subject. We are unaware of any pending or threatened litigation or other judicial, administrative or arbitration proceedings against us occasioned by any alleged non-compliance with such laws or regulations. The risks of substantial costs, liabilities and penalties are, however, inherent in marine operations, and there can be no assurance that significant costs, liabilities or penalties will not be incurred by or imposed on us in the future.

Seasonality

        Tank vessel services are significantly affected by demand for refined petroleum products. This demand is seasonal and often dependent on weather conditions. Movements of certain clean oil products, such as motor fuels, generally increase during the summer driving season. Movements of certain black oil products and distillates, such as heating oil, generally increase during the winter months, while movements of asphalt products generally increase in the spring through fall months. Unseasonably cold winters result in significantly higher demand for heating oil in the northeastern United States, which is a significant market for our tank barge services. The summer driving season can increase demand for automobile fuel and, accordingly, the demand for our services. Please read "Risk Factors—Risks Inherent in Our Business—A decline in demand for, and level of consumption of, refined petroleum products, particularly in the East Coast and Gulf Coast regions, could cause demand for tank vessel capacity and charter rates to decline, which would decrease our revenues and profitability" beginning on page 20 for more information about how seasonality could affect our business.

Properties

        We lease approximately 7,000 square feet of office space for our principal executive office in Staten Island, New York. The lease expires in April 2009, but we may terminate the lease in April 2004. We also have the option to renew the lease for two additional ten-year periods. Please read note 6 to our consolidated financial statements for more information regarding the lease and related note receivable.

Legal Proceedings

        We are a party to various suits in the ordinary course of business for monetary relief arising principally from personal injuries, collision or other casualty and to claims arising under vessel charters. All of these personal injury, collision and casualty claims against us are fully covered by insurance, subject to deductibles ranging from $10,000 to $100,000 in amount. We provide on a current basis for amounts we expect to pay.

        K-Sea Transportation LLC and its predecessors were named, together with a large number of other companies, as a co-defendant in 37 civil actions by various parties, including current and former employees, alleging unspecified damages from past exposure to asbestos and second-hand smoke aboard some of the vessels that it will contribute to us in connection with this offering. K-Sea Transportation LLC and its predecessors were dismissed from those lawsuits in the first half of 2003 for an aggregate sum of approximately $46,000. We may be subject to litigation in the future from the plaintiffs in the 37 previously dismissed lawsuits and others alleging exposure to asbestos due to alleged failure to properly encapsulate or remove friable asbestos on our vessels, as well as for exposure to second-hand smoke and other matters. For a related discussion of insurance coverage, please read "—Insurance Program" beginning on page 96.

        On May 27, 2003, the United States of America filed suit against K-Sea Transportation Corp. and EW Holding Corp. in the District Court of Rhode Island seeking for the National Pollution Funds Center (NPFC) to recover under subrogation rights amounts paid by the NPFC to certain claimants in connection with an oil spill by an EW Holding vessel in 1996, and to recover contractor costs and administrative costs incurred by the NPFC. The total claims made are approximately $5.9 million. However, in addition to defenses K-Sea Transportation and EW Holding may have against the claims, K-Sea Transportation and EW Holding believe that any amounts payable under this claim will be fully covered by insurance or indemnified against by the prior owners of EW Holding.

        One of our predecessors has also received notice that it is a potentially responsible party in a proceeding for the cleanup of hazardous substances at a site in Port Arthur, Texas. For more information, please read "—Regulation—Environmental—Solid Waste" beginning on page 101.

MANAGEMENT

Management of K-Sea Transportation Partners L.P.

        K-Sea General Partner GP LLC, as the general partner of K-Sea General Partner L.P., our general partner, will manage our operations and activities. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to elect the directors of K-Sea General Partner GP LLC or directly or indirectly participate in our management or operation. None of the directors of the general partner of our general partner, other than Mr. Brian P. Friedman, has been a director of a publicly traded company. Furthermore, none of the executive officers of the general partner of our general partner has any experience in managing and operating a publicly traded company.

        Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly nonrecourse to it. Whenever possible, our general partner intends to incur indebtedness or other obligations that are nonrecourse.

        At least two members of the board of directors of K-Sea General Partner GP LLC will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of K-Sea General Partner GP LLC or directors, officers, or employees of its affiliates, and must meet the independence standards to serve on an audit committee of a board of directors established by the New York Stock Exchange and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders. In addition, we will have an audit committee of at least three independent directors that will review our external financial reporting, recommend engagement of our independent auditors, and review procedures for internal auditing and the adequacy of our internal accounting controls. We will also have a compensation committee, which will oversee compensation decisions for the officers of K-Sea General Partner GP LLC as well as the compensation plans described below.

        In compliance with the rules of the New York Stock Exchange, the members of the board of directors named below will appoint two independent members within three months of the listing of our common units on the New York Stock Exchange and one additional independent member within 12 months of that listing. The three newly appointed members will serve as the initial members of the conflicts, audit and compensation committees. We will accelerate the appointment of independent directors to the extent necessary to comply with the applicable phase-in dates for the new corporate governance rules of the New York Stock Exchange.

        We are managed and operated by the directors and officers of K-Sea General Partner GP LLC on behalf of our general partner. Most of our operating personnel will be employees of our operating partnership or its affiliates. The officers of K-Sea General Partner GP LLC will spend all of their time managing our business and affairs.

Directors and Executive Officers of K-Sea General Partner GP LLC

        The following table shows information regarding the directors and executive officers of K-Sea General Partner GP LLC. Directors are elected for one-year terms.

Name	Age	Position with K-Sea General Partner GP LLC
James J. Dowling	57	Chairman of the Board
Timothy J. Casey	43	President, Chief Executive Officer and Director
John J. Nicola	49	Chief Financial Officer
Thomas M. Sullivan	44	Vice President, Operations
Richard P. Falcinelli	43	Vice President, Administration and Secretary
Brian P. Friedman	48	Director

        James J. Dowling has served as our Chairman of the Board since July 2003, has served as Chairman of the Board of K-Sea Transportation LLC since January 2002 and has served as a director of K-Sea Transportation LLC since its formation in April 1999. Mr. Dowling has been a Senior Advisor of Jefferies Capital Partners since January 2002. Jefferies Capital Partners is the manager of Furman Selz Investors II L.P. and its affiliated entities. Prior to becoming a Senior Advisor of Jefferies & Company, Inc. and Jefferies Capital Partners in 2002, Mr. Dowling was a senior securities research analyst specializing in the transportation industry, portfolio manager and investment banker with Furman Selz LLC and its successors for over 18 years. Mr. Dowling was previously a securities research analyst for 15 years with Shearson/American Express and its predecessors. Mr. Dowling is also a director of various private companies in which Jefferies Capital Partners or its affiliates have an interest.

        Timothy J. Casey has served as our President, Chief Executive Officer and director since July 2003. Mr. Casey has served as President, Chief Executive Officer and director of K-Sea Transportation LLC since April 1999. Mr. Casey joined K-Sea Transportation LLC's predecessor in October 1988 as its Controller and was its Chief Financial Officer from 1996 until April 1999. Prior to joining K-Sea Transportation LLC's predecessor, Mr. Casey was Controller for New York Towing Corp., a joint venture with Zapata Gulf Marine. From 1982 to 1987, he worked for Zapata Gulf Marine in operations, traffic and finance. Mr. Casey has a Bachelors of Arts in Business Administration/Finance from Texas A&M University and a Master of Science in Transportation from the State University of New York, Maritime College. Mr. Casey is also a board member for American Waterways Operators and The Seamen's Church Institute.

        John J. Nicola has served as our Chief Financial Officer since July 2003. Mr. Nicola has served as Chief Financial Officer of K-Sea Transportation LLC since July 2000. Mr. Nicola was employed from November 1993 to July 2000 by Maersk Sealand in several senior financial management roles, including Chief Financial Officer of Maersk's East Coast and Gulf terminal operating subsidiary. Previously, Mr. Nicola was employed for 12 years by Price Waterhouse as an auditor and business consultant. Mr. Nicola is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

        Thomas M. Sullivan has served as our Vice President of Operations since July 2003. Mr. Sullivan has served as Vice President of Operations of K-Sea Transportation LLC since April 1999. Mr. Sullivan also served as Vessel Supervisor for K-Sea Transportation LLC's predecessor from March 1995 until April 1999. Mr. Sullivan joined K-Sea Transportation LLC's predecessor in 1988, initially as a Mate aboard its tank vessels and eventually as a Captain on many of its vessels.

        Richard P. Falcinelli has served as our Vice President of Administration since July 2003. Mr. Falcinelli has served as Vice President of Administration and Secretary of K-Sea Transportation LLC since April 1999. From December 1993 to April 1999, Mr. Falcinelli was Risk Manager for K-Sea Transportation LLC's predecessor. Mr. Falcinelli joined K-Sea Transportation LLC's predecessor in January 1991, initially serving as Mate and Relief Master aboard its tank vessels. Mr. Falcinelli was promoted to the position of Safety and Training Coordinator in December 1991, and assumed responsibility for developing and implementing safety policies and practices throughout the fleet. Prior to joining K-Sea Transportation LLC's predecessor, Mr. Falcinelli was employed as a Connecticut River Pilot from 1988-1991.

        Brian P. Friedman has served as a director since July 2003. Mr. Friedman has been the managing member of Jefferies Capital Partners and affiliated entities since 1997. Mr. Friedman also serves as Chairman of the Executive Committee of Jefferies & Company, Inc. Mr. Friedman serves as a director of Telex Communications, Inc., a manufacturer of audio and wireless communications equipment, and various private companies in which Jefferies Capital Partners or its affiliates have an interest.

Reimbursement of Expenses of Our General Partner

        Our general partner will not receive any management fee or other compensation for its management of K-Sea Transportation Partners L.P. Our general partner and its affiliates will be reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate to the conduct of the business of, and allocable to, K-Sea Transportation Partners L.P. Our partnership agreement provides that our general partner will determine the expenses that are allocable to K-Sea Transportation Partners L.P. in any reasonable manner determined by our general partner in its sole discretion.

Executive Compensation

        K-Sea Transportation Partners L.P. and our general partner were formed in July 2003, but K-Sea General Partner GP LLC has paid no compensation to its directors and officers. We have not accrued any obligations with respect to management incentive or retirement benefits for the directors and officers. Officers of K-Sea General Partner GP LLC or its affiliates may participate in employee benefit plans and arrangements sponsored by K-Sea Transportation Inc., our indirect wholly owned corporate subsidiary, or its affiliates, including plans that may be established by K-Sea General Partner GP LLC or its affiliates in the future.

Employment Agreements

        The executive officers of the general partner of our general partner, including Timothy J. Casey, John J. Nicola, Richard P. Falcinelli and Thomas M. Sullivan, will enter into employment agreements with K-Sea Transportation Inc., our indirect wholly owned corporate subsidiary, upon the consummation of the offering of the common units. The following is a summary of the material provisions of the forms of those employment agreements, copies of which have been filed as exhibits to the registration statement relating to this prospectus. All of these employment agreements are substantially similar, with certain exceptions as set forth below.

        The employment agreements contemplate that each employee will serve as an officer of the general partner of our general partner and other affiliates. Each of the employment agreements will have an initial term that expires one year from the effective date, but will automatically be extended for successive one-year terms unless either party gives 30-days written notice prior to the end of the term to the other party that such party desires not to renew the employment agreement.

        The employment agreements will provide for a base annual salary of $235,000 for Mr. Casey and $150,000 for each of Messrs. Nicola, Falcinelli and Sullivan. In addition, each employee is eligible to receive an annual bonus award based upon the financial performance of K-Sea Transportation Inc., the operating partnership, us, our general partner and the general partner of our general partner. The board of directors of the general partner of our general partner will determine the amount of any bonus award and may issue additional awards to each employee in the amounts and at the times it so determines. Further, each employee is entitled to an automobile and certain other benefits.

        If the employee's employment is terminated without cause or if the employee resigns for good reason, the employee will be entitled to severance in an amount equal to the greater of (a) the product of 1.3125 (1.75 multiplied by .75) multiplied by the employee's base salary at the time of termination or resignation and (b) the product of 1.75 multiplied by the remaining term of the employee's non-competition provisions multiplied by the employee's base salary at the time of termination or resignation. The employment agreements define "cause" as (a) the employee's failure to perform his reasonably assigned duties after repeated notices and warnings, (b) the employee's material breach of certain terms or conditions of the employment agreement or (c) the employee's commission of a felony or any intentional, dishonest, unethical or fraudulent act that materially damages our reputation or the reputation of the general partner of our general partner, our general partner, the operating partnership or K-Sea Transportation Inc. An employee will be deemed to have terminated his employment for good reason if such employee resigns after the location of the principal office of K-Sea Transportation Inc. is moved outside a 75-mile radius of its current location in Staten Island, New York. In addition, K-Sea Transportation Inc. will pay on behalf of each employee the premiums necessary to provide coverage continuation rights under certain insurance policies for a one-year period after termination or resignation.

        The employment agreements also provide for a non-competition period that will continue for two years after the termination of the employee's employment, except that the noncompetition period may terminate earlier as determined by the board of directors of the general partner of our general partner if (a) the employee is terminated other than for cause and (b) such termination does not occur within 30 days after a change in control. The employment agreements define a "change in control" as (i) a bona fide sale of all of the ownership interests or all or substantially all of the assets of K-Sea Transportation Partners L.P., K-Sea Operating Partnership L.P. or K-Sea Transportation Inc. to any person or entity other than K-Sea Transportation Partners L.P., K-Sea Operating Partnership L.P., K-Sea Transportation Inc. or any of their affiliates or (ii) a merger, reorganization, consolidation or other transaction where more than 50% of the combined voting power of the equity interests in K-Sea Transportation Partners L.P., K-Sea Operating Partnership L.P. or K-Sea Transportation Inc. ceases to be owned by persons who own such interests, respectively, at the time of this offering.

        During the noncompetition period, the employees are generally prohibited from engaging in any business that competes with us or our affiliates in areas in which we conduct business as of the date of termination and from soliciting or inducing any of our employees to terminate their employment with us or accept employment with anyone else or interfere in a similar manner with our business.

Compensation of Directors

        Officers or employees of K-Sea General Partner GP LLC or its affiliates who also serve as directors will not receive additional compensation. K-Sea General Partner GP LLC anticipates that each independent director will receive compensation for attending meetings of the board of directors, as well as committee meetings. The amount of compensation to be paid to independent directors has not yet been determined. In addition, each non-employee director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

Long-Term Incentive Plan

        K-Sea General Partner GP LLC intends to adopt the K-Sea Transportation Partners L.P. Long-Term Incentive Plan for directors and employees of K-Sea General Partner GP LLC and its affiliates, including the operating partnership and K-Sea Transportation Inc., who perform services for us. The long-term incentive plan will permit the grant of awards covering an aggregate of 440,000 common units in the form of unit options and restricted units. The plan will be administered by the compensation committee of the board of directors of K-Sea General Partner GP LLC. The plan will continue in effect until the earlier of the date determined by the board of directors of K-Sea General Partner GP LLC or the date common units are no longer available for the payment of awards under the plan.

        K-Sea General Partner GP LLC's board of directors or its compensation committee in its discretion will be able to terminate, suspend or discontinue the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. K-Sea General Partner GP LLC's board of directors or its compensation committee will also have the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

        Restricted Units.    A restricted unit is a "phantom" unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equivalent to the fair market value of a common unit. The compensation committee may determine to make grants under the plan to employees and directors containing such terms as the compensation committee shall determine under the plan, including the period over which restricted units granted to employees and directors will vest. The compensation committee will be able to base its vesting determination upon the achievement of specified performance objectives. In addition, subject to additional or contrary provisions in a unit award agreement, the restricted units will vest upon a change in control of K-Sea Transportation Partners L.P. or our general partner.

        If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's restricted units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise or unless otherwise provided in a written employment agreement between the grantee and K-Sea General Partner GP LLC or its affiliates. Common units to be delivered upon the vesting of restricted units may be common units acquired by the general partner of our general partner in the open market, common units already owned by the general partner of our general partner, common units acquired by the general partner of our general partner directly from us or any other person or any combination of the foregoing, as determined by the compensation committee in its discretion. K-Sea General Partner GP LLC will be entitled to reimbursement by us for the cost incurred in acquiring common units. Thus, the cost of the restricted units will be borne by us. If we issue new common units upon vesting of the restricted units, the total number of common units outstanding will increase. The compensation committee, in its discretion, may grant tandem distribution equivalent rights with respect to restricted units.

        We intend the issuance of the common units upon vesting of the restricted units under the plan to serve as a means of incentive compensation for superior performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

        Unit Options.    The long-term incentive plan will permit the grant of options covering common units. The compensation committee will be able to make grants under the plan to employees and directors containing such terms as the committee shall determine. Unit options will not have an exercise price that is less than the fair market value of the units on the date of grant. In general, unit options granted will become exercisable over a period determined by the compensation committee. In addition, the unit options will become exercisable upon a change in control of K-Sea Transportation

Partners L.P. or K-Sea Operating Partnership L.P. or upon the achievement of specified performance objectives. Unless otherwise provided in an award agreement, unit options may be exercised only by the participant during his lifetime or by the person to whom the participant's right will pass by will or the laws of descent and distribution.

        If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's unvested options will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise or unless otherwise provided in a written employment agreement between the grantee and K-Sea General Partner GP LLC or its affiliates. Upon exercise of a unit option, K-Sea General Partner GP LLC will acquire common units in the open market or directly from us or any other person or use common units already owned by the general partner of our general partner, or any combination of the foregoing, as determined by the compensation committee in its discretion. K-Sea General Partner GP LLC will be entitled to reimbursement by us for the difference between the cost incurred in acquiring these common units and the proceeds received from an optionee at the time of exercise. Thus, the cost of the unit options will be borne by us. If we issue new common units upon exercise of the unit options, the total number of common units outstanding will increase, and the general partner of our general partner will pay us the proceeds it receives from the optionee upon exercise of the unit option. The unit option plan has been designed to furnish additional compensation to employees and directors and to align their economic interests with those of common unitholders.

Unit Purchase Plan

        We intend to adopt a unit purchase plan for employees of our general partner and its affiliates. The number of common units initially available for purchase under this plan is 200,000. The unit purchase plan is intended to serve as a means of encouraging participants to invest in common units and to encourage participants to devote their best efforts to the business of the partnership. Our general partner will agree to pay the brokerage commissions, transfer taxes and other costs and expenses of the plan. All common units acquired under the plan will be subject to a one-year holding period from the date of purchase. If a participant sells or otherwise disposes of his common units during this one-year holding period, the participant will thereafter be precluded from participating in the unit purchase plan until the first unit purchase period following the first anniversary of the date of the pledge, transfer, sale or other distribution of common units. The plan will be administered by the compensation committee of the board of directors of the general partner of our general partner. The plan may be terminated at any time by the compensation committee and will automatically terminate when all of the available common units under the plan have been purchased. The plan may be amended from time to time by the compensation committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth the beneficial ownership of units of K-Sea Transportation Partners L.P. that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each director and executive officer of K-Sea General Partner GP LLC and by all directors and executive officers as a group.

Name of Beneficial Owner	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Common and Subordinated Units to be Beneficially Owned
K-Sea Investors L.P.(1)	665,000	16.0%	4,165,000	100.0%	58.0%
K-Sea Transportation LLC(2)	665,000	16.0%	4,165,000	100.0%	58.0%
EW Holding Corp.(3)	—	—	1,181,818	28.4%	14.2%
K-Sea Transportation Corp.	—	—	454,545	10.9%	5.5%
James J. Dowling(1)	—	—	—	—	—
Timothy J. Casey	—	—	—	—	—
John J. Nicola	—	—	—	—	—
Thomas M. Sullivan	—	—	—	—	—
Richard P. Falcinelli	—	—	—	—	—
Brian P. Friedman(4)	665,000	16.0%	4,165,000	100.0%	58.0%
All directors and executive officers as a group (6 persons)	665,000	16.0%	4,165,000	100.0%	58.0%

(1)
K-Sea Investors L.P. is owned by individual investors and funds managed by Jefferies Capital Partners. Mr. Brian P. Friedman owns 51% of Park Avenue Transportation Inc., the general partner of K-Sea Investors L.P. Mr. James J. Dowling is a limited partner in K-Sea Investors L.P. and has an effective 1.38% economic interest in K-Sea Transportation LLC and K-Sea General Partner GP LLC, the general partner of our general partner. The address of each of K-Sea Investors L.P. and Park Avenue Transportation Inc. is 520 Madison Avenue, 12th Floor, New York, New York 10022.

(2)
Includes units beneficially owned by EW Holding Corp. and K-Sea Transportation Corp., its wholly owned subsidiaries. The address of K-Sea Transportation LLC is 3245 Richmond Terrace, Staten Island, New York 10303.

(3)
EW Holding Corp.'s beneficial ownership includes units beneficially owned by K-Sea Transportation Corp., its wholly owned subsidiary. The address of each entity is 3245 Richmond Terrace, Staten Island, New York 10303.

(4)
Mr. Friedman owns 51% of the general partner of K-Sea Investors L.P. and, therefore, may be deemed to beneficially own the units to be held by K-Sea Transportation LLC upon consummation of this offering.

        The following table sets forth the economic interest in, and the beneficial ownership of equity interests of, K-Sea Transportation LLC upon the consummation of this offering and the related transactions:

Name of Beneficial Owner	Economic Interest	Equity Interest
K-Sea Investors L.P.	91.0%	98.3%
Park Avenue Transportation Inc.(1)	91.0%	98.3%
James J. Dowling(2)	—	—
Timothy J. Casey	5.0%	*
John J. Nicola	1.0%	*
Thomas M. Sullivan	1.0%	*
Richard P. Falcinelli	1.0%	*
Brian P. Friedman(1)	91.0%	98.3%
All directors and executive officers of K-Sea General Partner GP LLC as a group (6 persons)	99.0%	98.3%

*
Less than 1%.

(1)
Park Avenue Transportation Inc. is the general partner of K-Sea Investors L.P. and, therefore, has sole voting and dispositive power with respect to the equity interests of K-Sea Transportation LLC owned by K-Sea Investors L.P. Mr. Friedman owns 51% of the outstanding shares of capital stock of the general partner of K-Sea Investors L.P.

(2)
Mr. Dowling has an effective 1.38% economic interest in K-Sea Transportation LLC.

        The following table sets forth the economic interest in, and the beneficial ownership of equity interests of, K-Sea General Partner GP LLC upon the consummation of this offering and the related transactions:

Name of Beneficial Owner	Economic Interest/ Equity Interest
K-Sea Investors L.P.	90.0%
Park Avenue Transportation Inc.(1)	90.0%
James J. Dowling(2)	—
Timothy J. Casey	5.5%
John J. Nicola	1.3%
Thomas M. Sullivan	1.3%
Richard P. Falcinelli	1.3%
Brian P. Friedman(1)	90.0%
All directors and executive officers of K-Sea General Partner GP LLC as a group (6 persons)	99.4%

(1)
Park Avenue Transportation Inc. is the general partner of K-Sea Investors L.P. and, therefore, has sole voting and dispositive power with respect to the equity interests of K-Sea General Partner GP LLC owned by K-Sea Investors L.P. Mr. Friedman owns 51% of the outstanding shares of capital stock of the general partner of K-Sea Investors L.P.

(2)
Mr. Dowling has an effective 1.38% economic interest in K-Sea General Partner GP LLC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Distributions and Payments to Our General Partner and Its Affiliates

        We have recently been formed as a Delaware limited partnership to own and operate the refined petroleum product marine transportation, distribution and logistics business currently conducted by K-Sea Transportation LLC, EW Holding Corp. and K-Sea Transportation Corp. The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of K-Sea Transportation Partners L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage
The consideration received by our general partner and its affiliates for the contribution of the assets and liabilities	•	our general partner will receive a 2% general partner interest and the incentive distribution rights;
	•	K-Sea Transportation LLC will receive 665,000 common units and 2,983,182 subordinated units;
	•	EW Holding Corp. will receive 727,273 subordinated units; and
	•	K-Sea Transportation Corp. will receive 454,545 subordinated units.

The common units and subordinated units to be owned by K-Sea Transportation LLC, EW Holding Corp. and K-Sea Transportation Corp. will represent a 56.8% limited partner interest in us, which will give them the ability to control the outcome of unitholder votes on certain matters. For more information, please read "The Partnership Agreement—Voting Rights" and "—Amendment of the Partnership Agreement" beginning on pages 127 and 130, respectively.
Operational Stage
Distributions of available cash to our general partner and its affiliates
We will generally distribute 98% of our available cash to our unitholders, including the affiliates of our general partner described above in their capacity as holders of an aggregate of 665,000 common units and 4,165,000 subordinated units, and the remaining 2% of our available cash to our general partner.

If distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level. We refer to the rights to then increasing distributions as "incentive distribution rights." Please read "Cash Distribution Policy—Incentive Distribution Rights" beginning on page 41 for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units, our general partner would receive an annual distribution of approximately $340,000 on its 2% general partner interest and the affiliates of our general partner described above would receive an annual distribution of approximately $9,660,000 on their common units and subordinated units.
Payments to our general partner and its affiliates
Our general partner and its affiliates will not receive a management fee or other compensation for the management of our partnership. Our general partner and its affiliates will be reimbursed, however, for all direct and indirect expenses incurred on our behalf. Our general partner has sole discretion in determining the amount of these expenses. We do not anticipate that K-Sea Transportation LLC, EW Holding Corp. or K-Sea Transportation Corp. will incur any direct or indirect expenses on our behalf.
Withdrawal or removal of our general partner
If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement—Withdrawal or Removal of Our General Partner" beginning on page 133.
Liquidation Stage
Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements Governing the Transactions

        We, our general partner, K-Sea General Partner GP LLC, our operating partnership and other parties have entered into or will enter into the various documents and agreements that will effect transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm's-length negotiations, and we cannot assure you that they, or any of the transactions that they provide for, will be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets into our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

        Upon the closing of this offering, we will enter into an omnibus agreement with K-Sea Investors L.P., K-Sea Transportation LLC, K-Sea Acquisition Corp., EW Holding Corp., K-Sea Transportation Corp., our general partner, K-Sea General Partner GP LLC, K-Sea OLP GP LLC and our operating partnership.

Noncompetition

        Under the omnibus agreement, K-Sea Investors L.P. will agree, and will cause its controlled affiliates to agree, not to engage, either directly or indirectly, in the business of providing refined petroleum product marine transportation, distribution and logistics services in the United States to the extent such business generates qualifying income for federal income tax purposes. The restriction will not apply to the assets retained by K-Sea Investors L.P. and its controlled affiliates at the closing of this offering. Except as provided above, K-Sea Investors L.P. and its controlled affiliates will not be prohibited from engaging in activities in which they compete directly or indirectly with us. Jefferies Capital Partners, and the funds it manages, will not be prohibited from owning assets or engaging in businesses that compete directly or indirectly with us.

Indemnification

        Under the omnibus agreement, K-Sea Transportation LLC, K-Sea Acquisition Corp., EW Holding Corp., K-Sea Transportation Corp. and K-Sea Investors L.P. will jointly and severally indemnify us after the closing of this offering for a period of five years against certain environmental and toxic tort liabilities and for a period of ten years against certain other toxic tort liabilities associated with the operation of the assets before the closing date of this offering. Liabilities resulting from a change in law after the closing of this offering are excluded from the environmental indemnity. We have agreed to indemnify K-Sea Transportation LLC, K-Sea Acquisition Corp., EW Holding Corp., K-Sea Transportation Corp. and K-Sea Investors L.P. for events and conditions associated with the operation of our assets that occur on or after the closing of this offering to the extent K-Sea Transportation LLC, K-Sea Acquisition Corp., EW Holding Corp., K-Sea Transportation Corp. and K-Sea Investors L.P. are not required to indemnify us. There is an aggregate cap of $10 million on the amount of indemnity coverage provided by K-Sea Transportation LLC, K-Sea Acquisition Corp., EW Holding Corp., K-Sea Transportation Corp. and K-Sea Investors L.P. for the environmental and toxic tort liabilities.

        K-Sea Transportation LLC, K-Sea Acquisition Corp., EW Holding Corp., K-Sea Transportation Corp. and K-Sea Investors L.P. will also indemnify us for liabilities related to:

  •
  certain defects in title to the assets contributed to us and failure to obtain certain consents and permits necessary to conduct our business that arise within four years after the closing of this offering;

  •
  events and conditions associated with any assets retained by K-Sea Transportation LLC, K-Sea Acquisition Corp., EW Holding Corp., K-Sea Transportation Corp. and K-Sea Investors L.P. or any of their respective affiliates, whether occurring before or after the closing of this offering;

  •
  certain liabilities retained by EW Holding Corp., K-Sea Transportation LLC and K-Sea Transportation Corp.; and

  •
  certain income tax liabilities attributable to the operation of the assets contributed to us prior to the time they were contributed.

Amendments

        The omnibus agreement may not be amended without the prior approval of the conflicts committee if the proposed amendment will, in the reasonable discretion of our general partner, adversely affect holders of our common units.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

        Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including K-Sea Investors L.P., on the one hand, and our partnership and our unaffiliated limited partners, on the other hand. The directors and officers of the general partner of our general partner, K-Sea General Partner GP LLC, have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.

        Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that give our general partner the ability to take into account the interests of other parties in addition to our interests when resolving conflicts of interests. In effect, these provisions limit our general partner's fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty. Our general partner may, but is not required to, seek the approval of the conflicts committee of the board of directors of K-Sea General Partner GP LLC of such resolution.

        Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of the conflict is considered fair and reasonable to us. Any resolution will be considered fair and reasonable to us if that resolution is:

  •
  approved by the conflicts committee, although our general partner is not obligated to seek such approval;

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  on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

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  fair to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

        Unless the resolution is specifically provided for in our partnership agreement, when resolving a conflict, our general partner or the conflicts committee may consider:

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  the relative interests of the parties involved in the conflict or affected by the action;

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  any customary or accepted industry practices or historical dealings with a particular person or entity;

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  generally accepted accounting practices or principles; and

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  such additional factors it determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances.

        Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

        The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

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  amount and timing of asset purchases and sales;

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  cash expenditures;

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  borrowings;

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  issuance of additional units; and

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  the creation, reduction, or increase of reserves in any quarter.

        In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

  •
  enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

  •
  hastening the expiration of the subordination period.

        For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read "Cash Distribution Policy—Subordination Period" beginning on page 39.

        Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, the operating partnership, or its operating subsidiaries.

We will reimburse our general partner and its affiliates for expenses.

        We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Our general partner intends to limit its liability regarding our obligations.

        Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner's fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

        Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

        Our partnership agreement allows our general partner to pay itself or its affiliates for any services rendered, provided these services are rendered on terms that are fair and reasonable to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and our general partner and its affiliates are or will be the result of arm's-length negotiations.

        All of these transactions entered into after the sale of the common units offered in this offering are to be on terms that are fair and reasonable to us.

        Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner's limited call right.

        Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read "The Partnership Agreement—Limited Call Right" beginning on page 136.

We may not choose to retain separate counsel for ourselves or for the holders of common units.

        The attorneys, independent accountants, and others who perform services for us have been retained by our general partner. Attorneys, independent accountants, and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner's affiliates may compete with us.

        Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

        Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the general partner to limited partners and the partnership. Delaware case law has not definitely established the limits on the ability of a partnership agreement to restrict such fiduciary duties.

        Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of K-Sea General Partner GP LLC has fiduciary duties to manage our general partner in a manner beneficial both to its owners, which consist of K-Sea Investors L.P. and certain members of K-Sea General Partner GP LLC's management team, as well as to you. Without these modifications, the general partner's ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards benefit our general partner by enabling it to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us as described above. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications represent a detriment to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.
Partnership agreement modified standards
Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement permits our general partner to make a number of decisions in its "sole discretion." This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Other provisions of the partnership agreement provide that our general partner's actions must be made in its reasonable discretion. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be "fair and reasonable" to us under the factors previously set forth. In determining whether a transaction or resolution is "fair and reasonable," our general partner may consider the interests of all parties involved, including its own. Unless our general partner has acted in bad faith, the action taken by our general partner will not constitute a breach of its fiduciary duty. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners, or assignees for errors of judgment or for any acts or omissions if our general partner and those other persons acted in good faith.
Rights and remedies of unitholders
The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

        In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

        We must indemnify our general partner and K-Sea General Partner GP LLC and their officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner and K-Sea General Partner GP LLC or these other persons. We must provide this indemnification if our general partner and K-Sea General Partner GP LLC or these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than our general partner) not opposed to, our best interests. We also must provide this indemnification for criminal proceedings if our general partner and K-Sea General Partner GP LLC or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, our general partner and K-Sea General Partner GP LLC could be indemnified for its negligent acts if it met these requirements concerning good faith and our best interests. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable. If you have questions regarding the fiduciary duties of our general partner, you should consult with your own counsel. Please read "The Partnership Agreement—Indemnification" beginning on page 138.

DESCRIPTION OF THE COMMON UNITS

The Units

        The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section, "Cash Distribution Policy" beginning on page 37 and "Description of the Subordinated Units" beginning on page 123. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "The Partnership Agreement" beginning on page 124.

Transfer Agent and Registrar

Duties

        American Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

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  surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

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  special charges for services requested by a holder of a common unit; and

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  other similar fees or charges.

        There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

        The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Restrictions on Foreign Ownership

        For a discussion of restrictions on the ownership of partnership interests by persons other than U.S. citizens, please read "The Partnership Agreement—Foreign Ownership" beginning on page 126.

Transfer of Common Units

        The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application and certification by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application and certification. By executing and delivering a transfer application and certification, the transferee of common units:

  •
  becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

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  automatically requests admission as a substituted limited partner in our partnership;

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  agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

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  represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

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  grants powers of attorney to officers of K-Sea General Partner GP LLC and any liquidator of us as specified in the partnership agreement; and

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  makes the consents, covenants, representations and waivers contained in the partnership agreement, including representations and covenants about the transferee's citizenship for Jones Act and tax withholding purposes.

        In addition to a transfer application and its related certification, any assignee who will hold more than 5% of the total outstanding common units must execute and deliver an affidavit of citizenship in form and substance satisfactory to MARAD.

        An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

        A transferee's broker, agent or nominee may complete, execute and deliver a transfer application and certification. We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

        Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

  •
  the right to assign the common unit to a purchaser or other transferee; and

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  the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

        Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

  •
  will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application and certification as to itself and any beneficial holders; and

  •
  may not receive some federal income tax information or reports furnished to record holders of common units.

        The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application and certification by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application and certification to the transfer agent. Please read "The Partnership Agreement—Status as Limited Partner or Assignee" beginning on page 137.

        Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF THE SUBORDINATED UNITS

        The subordinated units are a separate class of limited partner interests in our partnership, and the rights of holders of subordinated units to participate in distributions to partners differ from, and are subordinated to, the rights of the holders of common units. Unlike the common units, the subordinated units will not be publicly traded.

Cash Distribution Policy

        During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.50, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units. For a more complete description of our cash distribution policy on the subordinated units, please read "Cash Distribution Policy—Distributions of Available Cash from Operating Surplus During the Subordination Period" beginning on page 41.

Conversion of the Subordinated Units

        Each subordinated unit will convert into one common unit at the end of the subordination period, which will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2008. Up to 50% of the subordinated units may convert prior to the end of the subordination period if certain financial tests are met. For a more complete description of the circumstances under which the subordinated units will convert into common units, please read "Cash Distribution Policy—Subordination Period" beginning on page 39.

Distributions Upon Liquidation

        If we liquidate during the subordination period, we will allocate gain and loss to entitle the holders of common units a preference over the holders of subordinated units to the extent required to permit the common unitholders to receive their unrecovered initial unit price, plus the minimum quarterly distribution for the quarter during which liquidation occurs, plus any arrearages. For a more complete description of this liquidation preference, please read "Cash Distribution Policy—Distributions of Cash Upon Liquidation" beginning on page 44.

Limited Voting Rights

        For a description of the voting rights of holders of subordinated units, please read "The Partnership Agreement—Voting Rights" beginning on page 127.

Restrictions on Foreign Ownership

        For a discussion of restrictions on the ownership of partnership interests by persons other than U.S. citizens, please read "The Partnership Agreement—Foreign Ownership" beginning on page 126.

THE PARTNERSHIP AGREEMENT

        The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. The form of partnership agreement of the operating partnership is included as an exhibit to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of the form of partnership agreement of the operating partnership upon request at no charge.

        We summarize the following provisions of the partnership agreement elsewhere in this prospectus:

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  with regard to distributions of available cash, please read "Cash Distribution Policy" beginning on page 37;

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  with regard to the transfer of common units, please read "Description of the Common Units—Transfer of Common Units" beginning on page 121; and

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  with regard to allocations of taxable income and taxable loss, please read "Material Tax Consequences" beginning on page 142.

Organization and Duration

        We were organized on July 8, 2003 and have a perpetual existence.

Purpose

        Our purpose under the partnership agreement is limited to serving as a partner of K-Sea Operating Partnership L.P., our operating partnership, and engaging in any business activities that may be engaged in by our operating partnership and its subsidiaries or that are approved by our general partner. The partnership agreement of our operating partnership will provide that it may, directly or indirectly, engage in:

  •
  its operations as conducted immediately before our initial public offering;

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  any other activity approved by the general partner but only to the extent that the general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates "qualifying income" as this term is defined in Section 7704 of the Internal Revenue Code of 1986, as amended; or

  •
  any activity that enhances the operations of an activity that is described in either of the two preceding clauses, or any other activity provided such activity does not affect our treatment as a partnership for federal income tax purposes.

        Although our general partner has the ability to cause us, our operating partnership or its subsidiaries to engage in activities other than the marine transportation of refined petroleum products as described in this prospectus, our general partner has no current plans to do so. Our general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Power of Attorney

        Each limited partner and each person who acquires a unit from a unitholder and executes and delivers a transfer application and certification grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance, or dissolution. The power of attorney also grants our general partner the authority for some amendments of, and consents and waivers under, our partnership agreement. Please read "—Amendment of the Partnership Agreement" below.

Capital Contributions

        Unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Limited Liability

Participation in the Control of Our Partnership

        Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

  •
  to remove or replace our general partner;

  •
  to approve some amendments to our partnership agreement; or

  •
  to take other action under our partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.

Unlawful Partnership Distributions

        Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business

        Our subsidiaries are expected to conduct business in New Jersey and New York. Our subsidiaries may conduct business in other states in the future. Maintenance of our limited liability, as a limited partner of our operating partnership, may require compliance with legal requirements in the jurisdictions in which our operating partnership conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under the partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Foreign Ownership

        To enjoy the benefits of U.S. coastwise trade and our MARAD-guaranteed financing, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act of 1936, as amended, the Shipping Act of 1916, as amended, and the regulations thereunder. Under these regulations, to maintain U.S. citizenship and, therefore, be qualified to engage in U.S. coastwise trade:

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  not less than 75% of the interests in our general partner must be owned by U.S. citizens;

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  the president or chief executive officer, the chairman of the board and a majority of a quorum of the board of directors of the general partner of our general partner must be U.S. citizens; and

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  at least 75% of the ownership and voting power of our units must be held by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens, as defined in the Merchant Marine Act, the Shipping Act and the regulations thereunder.

        In order to protect our ability to register our vessels under federal law and operate our vessels in U.S. coastwise trade, our partnership agreement restricts foreign ownership of our interests to a percentage equal to not more than 24.0% as determined from time to time by our general partner. The general partner has determined to initially limit foreign ownership of our interests to 15.0%. We refer to the percentage limitation on foreign ownership as the permitted percentage.

        Our partnership agreement provides that:

  •
  any transfer, or attempted transfer, of any units that would result in the ownership or control, in each case, in excess of the permitted percentage by one or more persons who is not a U.S. citizen for purposes of U.S. coastwise shipping (as defined in the Merchant Marine Act and the Shipping Act) will be void and ineffective as against us; and

  •
  if, at any time, persons other than U.S. citizens own units or possess voting power over units, in each case, (either of record or beneficially) in excess of the permitted percentage, we will withhold payment of distributions on and suspend the voting rights of such units and may redeem such units.

        Unit certificates bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, our partnership agreement:

  •
  permits us to require, as a condition precedent to the transfer of units on our records, representations and other proof as to the identity of existing or prospective unitholders; and

  •
  permits us to establish and maintain a dual unit certificate system under which different forms of certificates may be used to reflect whether or not the owner thereof is a U.S. citizen.

Voting Rights

        The following matters require the unitholder vote specified below. Matters requiring the approval of a "unit majority" require:

  •
  during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

  •
  after the subordination period, the approval of a majority of the common units.

Issuance of additional common units or units of equal rank with the common units during the subordination period	Unit majority, with certain exceptions described under "—Issuance of Additional Securities" beginning on page 128.
Issuance of units senior to the common units during the subordination period	Unit majority.
Issuance of units junior to the common units during the subordination period	No approval right.
Issuance of additional units after the subordination period	No approval right.
Amendment of the partnership agreement
Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of the Partnership Agreement" beginning on page 130.
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read "—Merger, Sale or Other Disposition of Assets" beginning on page 132.
Amendment of the limited partnership agreement of the operating partnership and other action taken as a limited partner of our operating partnership
Unit majority if such amendment or other action would adversely affect our limited partners (or any particular class of limited partners) in any material respect. Please read "—Amendment of the Partnership Agreement—Action Relating to the Operating Partnership" beginning on page 132.
Dissolution of our partnership	Unit majority. Please read "—Termination and Dissolution" beginning on page 132.
Reconstitution of our partnership upon dissolution	Unit majority. Please read "—Termination and Dissolution" beginning on page 132.

Withdrawal of our general partner
Under most circumstances, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2013 in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner" beginning on page 133.
Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by the general partner and its affiliates. Please read "—Withdrawal or Removal of Our General Partner" beginning on page 133.
Transfer of the general partner interest
Our general partner may transfer all, but not less than all, the general partner interest in us without a vote of our unitholders to an affiliate or to another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2013. Please read "—Transfer of General Partner Interest" beginning on page 134.
Transfer of incentive distribution rights
Except for transfers to an affiliate or another person as part of our general partner's merger or consolidation with or into, or sale of all or substantially all of its assets to, or sale of all or substantially all of its equity interest to, such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2013. Please read "—Transfer of Incentive Distribution Rights" beginning on page 135.
Transfer of ownership interests in our general partner	No approval required at any time. Please read "—Transfer of Ownership Interests in Our General Partner and in K-Sea General Partner GP LLC" beginning on page 135.

Issuance of Additional Securities

        Our partnership agreement authorizes us to issue an unlimited number of additional common units and other partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of the unitholders. During the subordination period, however, except as set forth in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 2,082,500 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a unit majority.

        During the subordination period or thereafter, we may issue an unlimited number of common units, without the approval of the unitholders, as follows:

  •
  upon exercise of the underwriters' over-allotment option;

  •
  in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis;

  •
  if the proceeds of the issuance are used exclusively to repay indebtedness the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement;

  •
  the redemption of common units or other equity securities of equal rank with the common units from the net proceeds of an issuance of common units or parity units provided that the redemption price equals the net proceeds per unit, before expenses, to us;

  •
  upon conversion of the subordinated units;

  •
  upon conversion of units of equal rank with the common units into common units under some circumstances;

  •
  under employee benefit plans;

  •
  upon conversion of the general partner interest and incentive distribution rights into common units as a result of a withdrawal of our general partner; or

  •
  in the event of a combination or subdivision of common units.

        It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

        In accordance with the Delaware Act and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, in the sole discretion of our general partner, have special voting rights to which the common units are not entitled.

        Upon issuance of additional common units or other partnership securities, other than upon exercise of the underwriters' over-allotment option, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates' percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

        Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

        No amendment may be made that would:

  •
  enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

  •
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion;

  •
  change the term of our partnership;

  •
  provide that we are not dissolved upon an election to dissolve our partnership by our general partner that is approved by a unit majority; or

  •
  give any person the right to dissolve our partnership other than our general partner's right to dissolve our partnership with the approval of a unit majority.

        The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended only upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, our general partner and its affiliates will own approximately 58% of the outstanding units.

        In addition to the restrictions described above, so long as the Title XI obligations remain outstanding, no amendment to the partnership agreement will be effective without the consent of the U.S. Secretary of Transportation, except for the admission, substitution, withdrawal or removal of partners in accordance with the terms of our partnership agreement.

No Unitholder Approval

        Subject to obtaining MARAD consent as required by the Title XI obligations, our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

  •
  a change in our name, the location of our principal place of business, our registered agent or our registered office;

  •
  the admission, substitution, withdrawal, or removal of partners in accordance with our partnership agreement;

  •
  a change that, in the sole discretion of our general partner, is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, the operating partnership, nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

  •
  an amendment that is necessary, in the opinion of our counsel, to prevent us, our general partner, K-Sea General Partner GP LLC or the directors, officers, agents or trustees of K-Sea General Partner GP LLC from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

  •
  subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of our general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

  •
  any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

  •
  an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

  •
  any amendment that, in the discretion of our general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership, or other entity, as otherwise permitted by the partnership agreement;

  •
  certain mergers or conveyances as set forth in our partnership agreement;

  •
  a change in our fiscal year or taxable year and related changes; and

  •
  any other amendments substantially similar to any of the matters described in the clauses above.

        In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner:

  •
  do not adversely affect the limited partners (or any particular class of limited partners as compared to other classes of limited partners) in any material respect;

  •
  are necessary or advisable to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

  •
  are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner deems to be in the best interests of us and our limited partners;

  •
  are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

  •
  are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

        Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under "—No Unitholder Approval" should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in our partnership.

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Action Relating to the Operating Partnership

        Without the approval of the holders of units representing a unit majority, our general partner is prohibited from consenting on our behalf, as the limited partner of the operating partnership, to any amendment to the partnership agreement of our operating partnership or taking any action on our behalf permitted to be taken by a limited partner of our operating partnership, in each case, that would adversely affect our limited partners (or any particular class of limited partners in any material respect).

Merger, Sale or Other Disposition of Assets

        The partnership agreement generally prohibits our general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our operating partnership; provided, that our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

        If the conditions specified in the partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

        We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

  •
  the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

  •
  the sale, exchange, or other disposition of all or substantially all of the assets and properties and those of our operating partnership and our subsidiaries;

  •
  the entry of a decree of judicial dissolution of our partnership; or

  •
  the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement.

        Upon a dissolution under the last bullet point above, the holders of units representing a unit majority may also elect, within specific time limitations, to reconstitute our partnership and continue our business on the same terms and conditions described in our partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to receipt by us of an opinion of counsel to the effect that:

  •
  the action would not result in the loss of limited liability of any limited partner; and

  •
  none of our partnership, the reconstituted limited partnership, our operating partnership nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

        Notwithstanding the above, so long as the Title XI obligations remain outstanding, neither we nor our general partner may take any action within our control that would result in a dissolution of our partnership unless the holders of a unit majority have prior thereto taken action to reconstitute our partnership and continue the business of our partnership after such dissolution.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy—Distributions of Cash Upon Liquidation" beginning on page 44. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

        Except as described below, our general partner has agreed not to withdraw voluntarily as general partner of our partnership prior to December 31, 2013 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2013, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in our partnership without the approval of the unitholders. Please read "—Transfer of General Partner Interest" and "—Transfer of Incentive Distribution Rights" below.

        Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in our partnership, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up, and liquidated, unless within 90 days after that withdrawal, the holders of units representing a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Termination and Dissolution" above.

        Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it and its affiliates the practical ability to prevent its removal. At the closing of this offering, our general partner and its affiliates will own approximately 58% of the outstanding units.

        Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

  •
  the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  •
  our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

        In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

        In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

        Except for transfer by our general partner of all, but not less than all, of its general partner interest in our partnership to:

  •
  an affiliate of our general partner (other than an individual); or

  •
  another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity;

our general partner may not transfer all or any part of its general partner interest in our partnership to another person prior to December 31, 2013 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability, eligibility to engage in the U.S. coastwise trade and tax matters.

        Our general partner and its affiliates may at any time, however, transfer common units and subordinated units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Incentive Distribution Rights

        Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into such other entity or the transfer by such holder, or sale of all or substantially all of its assets to, or sale of all or substantially all of its equity interests to, that person without the prior approval of the unitholders; but, in each case, the transferee must agree to be bound by the provisions of the partnership agreement. Prior to December 31, 2013, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units (excluding common units held by our general partner and its affiliates). On or after December 31, 2013, the incentive distribution rights will be freely transferable without unitholder approval.

Transfer of Ownership Interests in Our General Partner and in K-Sea General Partner GP LLC

        At any time, the partners of the general partner and the members of K-Sea General Partner GP LLC may sell or transfer all or part of their respective partnership or membership interests in our general partner or K-Sea General Partner GP LLC, as the case may be, to an affiliate or a third party without the approval of our unitholders, so long as after such sale or transfer our general partner and K-Sea General Partner GP LLC each remain a U.S. citizen as defined in the coastwise trade laws.

Change of Management Provisions

        The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove K-Sea General Partner L.P. as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of the general partner of our general partner.

        Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

  •
  the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  •
  our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

        If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

  •
  the highest price paid by our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; or

  •
  the current market price as of the date three days before the date the notice is mailed.

        As a result of our general partner's right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. Our partnership agreement provides that the resolution of any conflict of interest that is fair and reasonable will not be a breach of the partnership agreement. The general partner may, but it is not obligated to, submit the conflict of interest represented by the exercise of the limited call right to the conflicts committee for approval or seek a fairness opinion from an investment banker. If the general partner exercises its limited call right, it will make a determination at the time, based on the facts and circumstances, and upon the advice of counsel, as to the appropriate method of determining the fairness and reasonableness of the transaction. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right.

        There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

        The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Material Tax Consequences—Disposition of Common Units" beginning on page 149.

Meetings; Voting

        Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

        Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

        Each record holder of a unit has a vote according to his percentage interest in our partnership, although additional partnership securities having special voting rights could be issued. Please read "—Issuance of Additional Securities" above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a person or group who acquires the units with the prior approval of the board of directors of the general partner of our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as provided in the partnership agreement, subordinated units will vote together with common units as a single class.

        Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

        Except as described above under "—Limited Liability" above, the common units will be fully paid, and unitholders will not be required to make additional contributions.

        An assignee of a common unit, after executing and delivering a transfer application and certification, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substitute limited partner at the written direction of the assignee. Please read "—Meetings; Voting" above. Transferees who do not execute and deliver a transfer application and certification will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations, or reports furnished to holders of common units. Please read "Description of the Common Units—Transfer of Common Units" beginning on page 121.

Non-citizen Assignees; Redemption

        If we are or become subject to federal, state, or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship, or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price, in accordance with the procedures set forth in our partnership agreement.

In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship, or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship, or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

        Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

  •
  our general partner;

  •
  any departing general partner;

  •
  any person who is or was an affiliate of the general partner of our general partner or any departing general partner;

  •
  any person who is or was a director, officer or manager of any entity described in the preceding three bullet points; or

  •
  any person designated by the general partner of our general partner.

        Any indemnification under these provisions will only be out of our assets. Our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of Expenses

        Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other necessary appropriate expenses allocable to us or otherwise reasonably incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine expenses that are allocable to us in any reasonable manner in its sole discretion.

Books and Reports

        Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax reporting purposes, our fiscal year is the calendar year. For financial reporting purposes, we will continue to report on a June 30 fiscal year.

        We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

        We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

        Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

  •
  a current list of the name and last known address of each partner of record;

  •
  a copy of our tax returns;

  •
  information as to the amount of cash, and a description and statement of the net agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

  •
  copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments, and powers of attorney under which they have been executed;

  •
  information regarding the status of our business and financial condition; and

  •
  any other information regarding our affairs as is just and reasonable.

        Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

        Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units, or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of K-Sea General Partner L.P. as general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale" beginning on the following page.

UNITS ELIGIBLE FOR FUTURE SALE

        After the sale of the common units offered by this prospectus, affiliates of our general partner will hold, directly and indirectly, an aggregate of 665,000 common units and 4,165,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period, and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop. Upon conversion of the subordinated units, those units will be entitled to registration rights as described under "Certain Relationships and Related Transactions" beginning on page 113 or freely transferable without restriction or further registration under the Securities Act, subject to the terms of the omnibus agreement and the affiliate restrictions described below. Please read "Certain Relationships and Related Transactions—Omnibus Agreement" on page 115.

        The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

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  1% of the total number of the securities outstanding; or

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  the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

        Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements, and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the current public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

        Prior to the end of the subordination period, we may not issue equity securities of the partnership ranking prior or senior to the common units or an aggregate of more than 2,082,500 additional common units or an equivalent amount of securities ranking on a parity with the common units without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to certain exceptions described under "The Partnership Agreement—Issuance of Additional Securities" beginning on page 128.

        The partnership agreement provides that, after the subordination period, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. The partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Securities" beginning on page 128.

        Under the partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

        We, our subsidiaries, our general partner and its affiliates, including the directors and executive officers of the general partner of our general partner, and the participants in our directed unit program have agreed not to sell any common units for a period of 180 days (or 90 days for non-affiliate participants in our directed unit program) from the date of this prospectus, subject to certain exceptions. Please read "Underwriting—Lock-Up Agreements" beginning on page 157 for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

        This section discusses the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States. It is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to K-Sea Transportation Partners L.P. and the operating partnership.

        No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs), or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

        All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P., special counsel to the general partner and to us, and are, to the extent noted herein, based on the accuracy of certain factual matters.

        An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. The IRS has not provided any ruling as to a matter affecting us or our unitholders. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

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  the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales" below);

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  whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Common Units—Allocations Between Transferors and Transferees" below); and

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  whether our method for depreciating Section 743 adjustments is sustainable (please read "—Tax Consequences of Unit Ownership—Section 754 Election" below).

Partnership Status

        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

        The IRS has not made any determination as to our status for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Baker Botts L.L.P. that, based upon the Internal Revenue Code and its regulations, the operating partnership will be disregarded as an entity separate from us for federal income tax purposes so long as the operating partnership and its general partner (which is a limited liability company) do not elect to be treated as a corporation and we will be treated as a partnership so long as:

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  we do not elect to be treated as a corporation; and

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  for each taxable year, more than 90% of our gross income is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

        Qualifying income includes certain income and gains derived from the transportation and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that more than 95% of our current income is within one or more categories of income that are qualifying income in the opinion of Baker Botts L.L.P. The portion of our income that is qualifying income can change from time to time.

        Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." In order to meet the Qualifying Income Exception, we may have to forego earning certain income or transfer assets to a corporation that will recognize that income. Such income will then be subject to a corporate level tax but will not affect whether we meet the Qualifying Income Exception. Although we expect to conduct our business so as to meet the Qualifying Income Exception, if we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

        The discussion below assumes that we will be treated as a partnership for federal income tax purposes. Please read the above discussion of the opinion of Baker Botts L.L.P. that we will be treated as a partnership for federal income tax purposes.

Limited Partner Status

        Unitholders who have become limited partners of K-Sea Transportation Partners L.P. will be treated as partners of K-Sea Transportation Partners L.P. for federal income tax purposes. Also,

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  assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

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  unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of K-Sea Transportation Partners L.P. for federal income tax purposes. Assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, may not be treated as partners for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

        A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those common units for federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales" below.

        No portion of our income, gain, deductions or losses is reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the consequences of holding common units for federal income tax purposes.

        The following assumes that a unitholder is treated as one of our partners.

Tax Consequences of Unit Ownership

        Flow-through of Taxable Income.    Each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

        Treatment of Distributions.    Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "—Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, which are known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses" below.

        A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities and result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

        Ratio of Taxable Income to Distributions.    We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2006, will be allocated an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. For example, if you receive an annual distribution of $2.00 per unit, we estimate that your allocable federal taxable income per year will be no more than $0.40 per unit. We anticipate that after the taxable year ending December 31, 2006, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, these estimates may not prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

        Basis of Common Units.    A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "—Disposition of Common Units—Recognition of Gain or Loss" below.

        Limitations on Deductibility of Losses.    The deduction by a unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain and that was previously suspended by the at risk or basis limitations is no longer utilizable.

        In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

        The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

        A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

        Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly traded partnership as investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

        Entity-Level Collections.    If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

        Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

        Certain items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates, referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

        Baker Botts L.L.P. is of the opinion that, with the exception of the issues described in "—Section 754 Election" and "—Disposition of Common Units—Allocations Between Transferors and Transferees," the allocations in our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction at least until the time at which we issue additional units.

        Treatment of Short Sales.    A unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be a partner for those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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  any of our income, gain, loss or deduction with respect to those common units would not be reportable by the unitholder;

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  any cash distributions received by the unitholder as to those common units would be fully taxable; and

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  all of these distributions would appear to be ordinary income.

        Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read "—Disposition of Common Units—Recognition of Gain or Loss" below.

        Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. Prospective unitholders should consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

        Tax Rates.    The highest effective U.S. federal income tax rate for individuals for 2003 is 35% and the maximum U.S. federal income tax rate for net capital gains of an individual for 2003 is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

        Section 754 Election.    We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets under Section 743(b) of the Internal Revenue Code to reflect his purchase price when he buys common units from a holder thereof. This election does not apply to a person who purchases common units directly from us.

        A Section 754 election is advantageous if the transferee's tax basis in his common units is higher than the common units' share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his common units is lower than those common units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

        In order to preserve our ability to determine the tax attributes of a common unit (which includes the effect of the Section 743(b) adjustments) from its date of purchase and the amount that is paid therefor, our general partner may (as it is permitted to do under our partnership agreement) take positions in filing our tax returns that reduce for some unitholders the depreciation or amortization deductions to which they would otherwise be entitled. For example, we may not be able after a sale of common units by our general partner or its affiliates to depreciate Section 743(b) adjustments in respect of certain property as we depreciate those adjustments in respect of recovery property. In addition, in order to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount that is paid therefor, we may report a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Other fact patterns could have the same effect. Counsel is unable to opine as to validity of any matter that is discussed above in this paragraph because there is no clear applicable authority. A unitholder's basis in a common unit is reduced by his or her share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder's basis in his or her common units and may cause the unitholder to understate gain or overstate loss on any sale of such common units.

Tax Treatment of Operations

        Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "—Disposition of Common Units—Allocations Between Transferors and Transferees" below.

        Initial Tax Basis, Depreciation and Amortization.    The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner and its affiliates. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction" above.

        To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

        If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction" above and "—Disposition of Common Units—Recognition of Gain or Loss" below.

        The costs that we incur in selling our common units (called "syndication expenses") must be capitalized and cannot be deducted by us currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

        Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

        Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in common units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture, other potential recapture items, or other "unrealized receivables" or to "inventory items" we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

        The Internal Revenue Code treats a taxpayer as having sold a partnership interest, such as our units, in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enters into:

  •
  a short sale;

  •
  an offsetting notional principal contract; or

  •
  a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property.

        Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.

        The use of this method may not be permitted under existing Treasury Regulations. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

        A unitholder who owns common units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

        Notification Requirements.    A purchaser of common units other than an individual who purchases through a broker is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

        Constructive Termination.    We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Tax-Exempt Organizations and Other Investors

        Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies or mutual funds raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

        Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

        A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

        Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest effective tax rate applicable to individuals from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

        In addition, because a foreign corporation that owns common units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the

United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a U.S. trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

        Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Any challenge by the IRS could negatively affect the value of the common units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

        Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement names K-Sea General Partner L.P. as our Tax Matters Partner.

        The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

        A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

        Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

  •
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  •
  whether the beneficial owner is:

  (1)
  a person that is not a U.S. person;

  (2)
  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

  (3)
  a tax-exempt entity;

  •
  the amount and description of common units held, acquired or transferred for the beneficial owner; and

  •
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

        Registration as a Tax Shelter.    The Internal Revenue Code requires that "tax shelters" be registered with the U.S. Secretary of the Treasury. Although we may not be a "tax shelter" for such purposes, we have applied to register as a "tax shelter" with the Secretary in light of the substantial penalties that might be imposed if registration is required and not undertaken.

        Issuance of a tax shelter registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

        We will supply our tax shelter registration number to you when one has been assigned to us. A unitholder who sells or otherwise transfers a common unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. A unitholder must disclose our tax shelter registration number on his tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

        Certain Treasury Regulations require taxpayers to report specific information on IRS Form 8886 if they participate in a "reportable transaction." A transaction may be a reportable transaction based upon any of several factors, including the existence of book-tax differences common to financial transactions, one or more of which may be present with respect to your investment in our common units. Investors should consult their own tax advisor concerning the application of any of these factors to an investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements.

        Accuracy-related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

        A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

  •
  for which there is, or was, "substantial authority"; or

  •
  as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

        More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local, Foreign and Other Tax Considerations

        In addition to federal income taxes, you will be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in New York and New Jersey. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of Unit Ownership—Entity-Level Collections" above. Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN K-SEA TRANSPORTATION PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS

        An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

  •
  whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

  •
  whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

  •
  whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

        The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

        Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

        In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

        The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things:

  •
  the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

  •
  the entity is an "operating company,"—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

  •
  there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

        Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in the first bullet point above.

        Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

        Under the terms of an underwriting agreement, a form of which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below have severally agreed to purchase from us the respective number of common units opposite their names below.

Underwriters	Number of Common Units
Lehman Brothers Inc.
UBS Securities LLC
McDonald Investments Inc.
Raymond James & Associates, Inc.
Jefferies & Company, Inc.

Total	3,500,000

        The underwriting agreement provides that the underwriters' obligations to purchase the common units depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the common units are purchased by the underwriters, all of the common units must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us to the underwriters are true, that there has been no material adverse change in the condition of us or in the financial markets and that we deliver to the underwriters customary closing documents.

Commissions and Expenses

        The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. This underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us to purchase the common units. On a per unit basis, the underwriting fee is    % of the initial price to the public.

	No Exercise	Full Exercise
Per unit	$	$
Total	$	$

        We will pay advisory fees equal to an aggregate of    % of the gross proceeds of this offering (including any exercise of the underwriters' over-allotment option) to Lehman Brothers Inc. and UBS Securities LLC for evaluation, analysis, and structuring of our partnership.

        We have been advised by the underwriters that the underwriters propose to offer the common units directly to the public at the initial price to the public set forth on the cover page of this prospectus and to dealers (who may include the underwriters) at this price to the public less a concession not in excess of $        per common unit. The underwriters may allow, and the dealers may reallow, a concession not in excess of $        per common unit to certain brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

Indemnification

        We, our general partner, K-Sea General Partner GP LLC, our operating partnership, our operating partnership's general partner, K-Sea Investors L.P., K-Sea Transportation LLC, K-Sea Acquisition Corp., EW Holding Corp. and K-Sea Transportation Corp. have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that may be required to be made in respect of these liabilities.

Over-Allotment Option

        We have granted to the underwriters an option to purchase up to an aggregate of 525,000 additional common units at the initial price to the public less the underwriting discount set forth on the cover page of this prospectus exercisable solely to cover over-allotments. Such option may be exercised in whole or in part at any time until 30 days after the date of this prospectus. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional common units proportionate to the underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these common units to the underwriters. We will use the net proceeds from any exercise of the underwriters' over-allotment option to redeem from K-Sea Transportation LLC a number of common units equal to the number of common units issued upon exercise of that option at a price per unit equal to the proceeds per common unit before expenses but after underwriting discounts and commissions.

Lock-Up Agreements

        We, our subsidiaries, our general partner and its affiliates, including the directors and executive officers of the general partner of our general partner, and the participants in our directed unit program have agreed not to, directly or indirectly, sell, offer or otherwise dispose of any common units or enter into any derivative transaction with similar effect as a sale of common units for a period of 180 days (or 90 days for non-affiliate participants in our directed unit program) after the date of this prospectus without the prior written consent of Lehman Brothers Inc. The restrictions described in this paragraph do not apply to:

  •
  the sale of common units to the underwriters;

  •
  the redemption of common units with the net proceeds of common units sold pursuant to exercise of the underwriters' over-allotment option; or

  •
  issuances under our employee benefit plans.

        Lehman Brothers Inc., in it sole discretion, may release the units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release units from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the unitholders' reasons for requesting the release, the number of units for which the release is being requested and market conditions at the time.

Stabilization, Short Positions and Penalty Bids

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of the common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common units in the open market.

  •
  Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, which we refer to in this prospectus as a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, if commenced, will not be discontinued without notice.

Listing

        The common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "KSP."

Public Market

        Prior to this offering, there has been no public market for the common units. The initial public offering price was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price included the following:

  •
  the information set forth in this prospectus and otherwise available to the underwriters;

  •
  market conditions for initial public offerings;

  •
  the history and the prospects for the industry in which we will compete;

  •
  the ability of our management;

  •
  our prospects for future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the general condition of the securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.

        We estimate that total expenses of the offering, other than underwriting discounts and commissions, will be approximately $4.0 million.

Affiliations

        Jefferies & Company, Inc. is one of the underwriters of this offering. Mr. Brian P. Friedman, who is Chairman of the Executive Committee of Jefferies & Company, Inc., is a director of and indirectly controls the general partner of our general partner.

        Upon the closing of this offering, KeyBank National Association, an affiliate of McDonald Investments Inc., one of the underwriters of this offering, will serve as administrative agent and will provide $27.0 million of senior bank credit under the new credit agreement with K-Sea Operating Partnership L.P., for which it will receive customary compensation.

        Some of the underwriters and their affiliates may in the future perform various financial advisory, investment banking and other commercial banking services in the ordinary course of business for us for which they will receive customary compensation. Certain underwriters and their affiliates have performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services in the ordinary course of business with K-Sea Investors L.P. and its other affiliates for which they received or will receive customary compensation.

NASD Conduct Rules

        Because the National Association of Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Discretionary Sales

        No sales to accounts over which any underwriter exercises discretionary authority may be made without the prior written approval of the customer.

Electronic Distribution

        A prospectus in electronic format may be available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

        Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase any common units. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Directed Unit Program

        At our request, the underwriters have reserved up to 175,000 of the common units offered by this prospectus for sale under a directed unit program to key employees of K-Sea General Partner GP LLC and its affiliates. The number of units available for sale to the general public will be reduced to the extent these persons purchase the reserved units.

VALIDITY OF THE COMMON UNITS

        The validity of the common units will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

        The financial statements of K-Sea Transportation LLC as of June 30, 2002 and 2003 and for each of the three years in the period ended June 30, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The balance sheets of K-Sea Transportation Partners L.P. and K-Sea General Partner LLC as of July 14, 2003 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or from the SEC's web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's web site as provided above. Our website on the Internet is located at http://www.k-sea.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

        We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

        Statements included in this prospectus which are not historical facts (including our financial forecast and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements.

        Forward-looking statements appear in a number of places and include statements with respect to, among other things:

  •
  forecasts of our ability to make cash distributions on the units;

  •
  future refined petroleum product prices and production;

  •
  planned capital expenditures and availability of capital resources to fund capital expenditures;

  •
  future supply of, and demand for, refined petroleum products;

  •
  potential reductions in the supply of tank vessels due to OPA 90;

  •
  increases in domestic oil consumption;

  •
  the likelihood of a repeal of, or a delay in the phase-out requirements for single-hull vessels mandated by, OPA 90;

  •
  our ability to maintain long-term relationships with major oil companies, oil traders and refiners;

  •
  the absence of disputes with our customers;

  •
  our ability to maximize the use of our vessels;

  •
  expected financial flexibility to pursue aquisitions and other expansion opportunities;

  •
  our expected cost of complying with OPA 90;

  •
  our plans to modify the KTC 155 and the cost associated therewith;

  •
  expected delivery of a newly constructed tank barge and the anticipated cost of the barge;

  •
  expected completion of the modification of the DBL 105 and the cost associated therewith;

  •
  estimated future maintenance capital expenditures;

  •
  our future financial exposure to lawsuits currently pending against K-Sea Transportation LLC and its predecessors;

  •
  the absence of future labor disputes or other disturbances;

  •
  expected demand in the domestic tank vessel market in general and the demand for our tank vessels in particular;

  •
  future consolidation in the domestic tank vessel industry;

  •
  customers' increasing emphasis on environmental and safety concerns;

  •
  continued outsourcing of non-strategic functions, such as domestic tank vessel operations, by companies in the oil and energy industry;

  •
  our future financial condition or results of operations and our future revenues and expenses; and

  •
  our business strategy and other plans and objectives for future operations.

        These forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

        Important factors that could cause our actual results of operations or our actual financial condition to differ include, but are not necessarily limited to:

  •
  insufficient cash from operations;

  •
  a decline in demand for refined petroleum products;

  •
  a decline in demand for tank vessel capacity;

  •
  intense competition in the domestic tank barge industry;

  •
  the occurrence of marine accidents or other hazards;

  •
  the loss of any of our largest customers;

  •
  fluctuations in voyage charter rates;

  •
  delays or cost overruns in the construction of new vessels or the retrofitting or modification of older vessels;

  •
  changes in international trade agreements;

  •
  failure to comply with the Jones Act;

  •
  modification or elimination of the Jones Act; and

  •
  adverse developments in our marine transportation business.

INDEX TO FINANCIAL STATEMENTS

Page
K-SEA TRANSPORTATION PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Introduction	F-2
Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2003	F-3
Unaudited Pro Forma Consolidated Statement of Operations for the fiscal year ended June 30, 2003	F-4
Unaudited Pro Forma Consolidated Statement of Operations for the three months ended September 30, 2003	F-5
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-6
K-SEA TRANSPORTATION LLC
HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors	F-8
Consolidated Balance Sheets as of June 30, 2002 and 2003 and September 30, 2003	F-9
Consolidated Statements of Operations for the fiscal years ended June 30, 2001, 2002 and 2003 and for the three months ended September 30, 2002 and 2003	F-10
Consolidated Statements of Changes in Members' Equity for the fiscal years ended June 30, 2001, 2002 and 2003 and for the three months ended September 30, 2003	F-11
Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2001, 2002 and 2003 and for the three months ended September 30, 2002 and 2003	F-12
Notes to Consolidated Financial Statements	F-14
K-SEA TRANSPORTATION PARTNERS L.P.
HISTORICAL BALANCE SHEET
Report of Independent Auditors	F-28
Balance Sheet as of July 14, 2003	F-29
Notes to Balance Sheet	F-30
K-SEA GENERAL PARTNER LLC
HISTORICAL BALANCE SHEET
Report of Independent Auditors	F-31
Balance Sheet as of July 14, 2003	F-32
Notes to Balance Sheet	F-33

INTRODUCTION TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

        Effective with the closing of this offering, substantially all of the assets and liabilities of our predecessor company, K-Sea Transportation LLC, will be transferred to our Partnership, K-Sea Transportation Partners L.P., a newly formed Delaware limited partnership. The accompanying unaudited pro forma consolidated financial information gives effect to this transfer, the offering and related transactions. The transfer will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The unaudited pro forma consolidated balance sheet assumes that the offering and related transactions occurred on September 30, 2003, the unaudited pro forma consolidated statement of operations for the fiscal year ended June 30, 2003 assumes the offering and related transactions occurred on July 1, 2002 and the unaudited pro forma consolidated statement of operations for the three months ended September 30, 2003 assumes the offering and related transactions occurred on July 1, 2003. Please read note 1, Basis of Presentation, the Offering and Other Transactions, in the accompanying notes to the unaudited pro forma consolidated financial statements for further explanation.

        K-Sea Transportation Partners L.P.'s unaudited pro forma consolidated financial statements and accompanying notes should be read together with the historical consolidated financial statements and related notes of our predecessor company, K-Sea Transportation LLC, included elsewhere in this Prospectus. The unaudited pro forma consolidated balance sheet and statement of operations were derived by adjusting the historical financial statements of K-Sea Transportation LLC. The adjustments are based on currently available information and certain estimates and assumptions; therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the offering and the other related transactions contemplated, and that the pro forma adjustments give appropriate effect to the assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

        The unaudited pro forma consolidated financial statements do not purport to present the financial position or results of operations of K-Sea Transportation Partners L.P. had the offering and related transactions to be effected at closing actually been completed at the dates indicated. Moreover, they do not project K-Sea Transportation Partners L.P.'s financial position or results of operations for any future date or period.

K-SEA TRANSPORTATION PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(in thousands)

	September 30, 2003
	K-Sea Transportation LLC Historical	Offering and Other Transaction Adjustments		K-Sea Transportation Partners L.P. Pro Forma
Assets
Current Assets
Cash and cash equivalents	$27	$78,750	(A)	$1,963
		(8,010	)(B)
		(68,804	)(C)
Title XI escrow account	8,814	—		8,814
Accounts receivable, net	8,743	—		8,743
Deferred taxes	545	(545	)(E)	—
Prepaid expenses and other current assets	2,032	—		2,032

Total current assets	20,161	1,391		21,552
Vessels and equipment, net	144,595	(1,090	)(D)	143,505
Construction in progress	10,156	—		10,156
Title XI escrow account	3,550	—		3,550
Deferred financing costs, net	3,297	(212	)(C)	3,085
Other assets	4,016	(2,407	)(B)	1,301
		(308	)(D)

Total assets	$185,775	$(2,626)		$183,149

Liabilities and Members'/Partners' Equity
Current Liabilities
Credit line borrowings	$14,278	$(14,278	)(C)	$—
Current portion of long-term debt	13,803	(12,396	)(C)	1,407
Accounts payable	7,578	(806	)(B)	6,772
Accrued expenses and other current liabilities	4,717	—		4,717

Total current liabilities	40,376	(27,480)		12,896
Title XI bonds	38,405	—		38,405
Term loans	33,268	(33,268	)(C)	—
Subordinated notes payable	17,450	(4,500	)(C)	—
		(12,950	)(D)
Deferred taxes	13,681	(11,747	)(E)	1,934

Total liabilities	143,180	(89,945)		53,235
Commitments and contingencies
Members'/partners' equity	42,595	78,750	(A)
		(9,611	)(B)
		(4,574	)(C)
		11,552	(D)
		11,202	(E)
General partner				2,066
Limited partners				127,848

Total liabilities and members'/partners' equity	$185,775	$(2,626)		$183,149

See accompanying notes to unaudited pro forma consolidated financial statements.

K-SEA TRANSPORTATION PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except for unit and per unit data)

	For the year ended June 30, 2003
	K-Sea Transportation LLC Historical	Offering and Other Transaction Adjustments		K-Sea Transportation Partners L.P. Pro Forma
Voyage revenue	$83,942	$—		$83,942
Bareboat charter and other revenue	3,753	—		3,753

Total revenues	87,695	—		87,695

Voyage expenses	14,151	—		14,151
Vessel operating expenses	36,326	—		36,326
General and administrative expenses	7,047	—		7,047
Depreciation and amortization	16,293	(248	)(G)	16,045
Net (gain) on sale of assets	(275)	—		(275)

Total operating expenses	73,542	(248)		73,294

Operating income	14,153	248		14,401
Interest expense, net	8,808	(1,295	)(F)	1,866
		(5,647	)(F)
Net loss (gain) on reduction of debt	4	—		4
Other expense (income), net	29	148	(G)	177

Income before provision for income taxes	5,312	7,042		12,354
Provision for income taxes	340	446	(H)	786

Net income	$4,972	$6,596		$11,568

General partner's interest in net income				$231
Limited partners' interest
Net income				$11,337
Net income per unit (basic and diluted)				$1.36
Weighted average units outstanding (basic and diluted)				8,330

See accompanying notes to unaudited pro forma consolidated financial statements.

K-SEA TRANSPORTATION PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except for unit and per unit data)

	For the three months ended September 30, 2003
	K-Sea Transportation LLC Historical	Offering and Other Transaction Adjustments		K-Sea Transportation Partners L.P. Pro Forma
Voyage revenue	$22,889	$—		$22,889
Bareboat charter and other revenue	542	—		542

Total revenues	23,431	—		23,431

Voyage expenses	4,310	—		4,310
Vessel operating expenses	9,405	—		9,405
General and administrative expenses	1,989	—		1,989
Depreciation and amortization	4,054	(62	)(G)	3,992

Total operating expenses	19,758	(62)		19,696

Operating income	3,673	62		3,735
Interest expense, net	2,171	(326	)(F)	519
		(1,326	)(F)
Other expense (income), net	(33)	83	(G)	50

Income before provision for income taxes	1,535	1,631		3,166
Provision for income taxes	230	(32)	(H)	198

Net income	$1,305	$1,663		$2,968

General partner's interest in net income				$59
Limited partners' interest
Net income				$2,909
Net income per unit (basic and diluted)				$0.35
Weighted average units outstanding (basic and diluted)				8,330

See accompanying notes to unaudited pro forma consolidated financial statements.

K-SEA TRANSPORTATION PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1:    Basis of Presentation, the Offering and Other Transactions

        The historical financial information is derived from the historical financial statements of our predecessor company, K-Sea Transportation LLC ("K-Sea"). The unaudited pro forma consolidated financial statements adjust the historical financial statements to reflect the following transactions:

  •
  Contribution of substantially all of the assets and liabilities of K-Sea to K-Sea Transportation Partners L.P. (the "Partnership") or its subsidiaries in exchange for the issuance by the Partnership of the following:
—	665,000 common and 4,165,000 subordinated units to K-Sea and its subsidiaries; and
—	the 2% general partner interest in the Partnership and the incentive distribution rights to K-Sea General Partner L.P.
  •
  The issuance by the Partnership of 3,500,000 common units to the public at an assumed initial public offering price of $22.50 per common unit resulting in aggregate gross proceeds to the Partnership of $78.8 million.

  •
  The payment of estimated underwriting commissions, structuring fees and offering expenses of $9.6 million.

  •
  The repayment of term loans and subordinated debt and the payment of estimated prepayment fees on the term loans.

        In connection with the transfer of the operations of K-Sea and subsidiaries to the Partnership, all employees, including senior executives, will become employed by K-Sea Transportation Inc., an indirect wholly owned subsidiary of the Partnership.

        After the offering, the Partnership expects to be treated as a partnership for U.S. federal income tax purposes. In order to be treated as a partnership, the Partnership must, among other things, generate at least 90% of its gross income from qualifying sources. After the offering, the Partnership will bareboat charter ten tank barges (consisting of eight bunkering barges, the Spring Creek and the Aqua) and five tug boats to one of the Partnership's corporate subsidiaries. The Partnership will also bareboat charter another vessel to an unrelated third party. Revenue received by the Partnership from the bareboat charters will not be "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code. Please read "Material Tax Consequences—Partnership Status" beginning on page 142.

        In addition, subsequent to the offering, the Partnership anticipates incurring incremental general and administrative expenses at an annual rate of approximately $1.2 million. These will include costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agents fees and incremental insurance costs. The unaudited pro forma consolidated financial statements do not include any adjustment for these estimated incremental costs.

Note 2:    Pro Forma Adjustments and Assumptions

(A)
Reflects estimated gross proceeds of $78.8 million from the issuance and sale of 3,500,000 common units to the public, assuming the underwriters do not exercise their over-allotment option, at an assumed initial public offering price of $22.50 per common unit.

(B)
Reflects estimated underwriting commissions, structuring fees and other offering expenses of $9.6 million, which are allocated to the common units issued in the public offering. Approximately $2.4 million of other offering expenses were incurred prior to September 30, 2003.

(C)
Reflects the prepayment of $41.7 million of term loans and $4.5 million of subordinated debt, the payment of estimated prepayment fees of $8.3 million on the term loans in lieu of $4.0 million in accrued supplemental interest, the repayment of $14.3 million of credit line borrowings and the write-off of $0.2 million in deferred financing costs related to the term loans. The Partnership's pro forma long-term debt consists solely of the Title XI bonds.

(D)
Reflects the retention by K-Sea or its affiliates of (1) two dry cargo barges with a net book value of $1.1 million, (2) K-Sea's 50% interest in a joint venture, which has a net book value of $0.3 million, and (3) $13.0 million of subordinated debt.

(E)
Effect on deferred tax assets and liabilities of changing our structure to a limited partnership. The Partnership and its corporate subsidiary are expected to be subject to certain income taxes as summarized in (H) below. On a pro forma basis, as of September 30, 2003, the corporate subsidiary has no deferred tax assets or liabilities. The deferred tax liability for the Partnership is based on the net temporary differences between book and tax bases of the assets and liabilities transferred to the Partnership from our predecessor company. Such temporary differences relate primarily to depreciation and amortization of vessels and equipment. The effective tax rate used in the calculation is 2.42%, which is the Partnership's estimated effective tax rate for the New York City Unincorporated Business Tax. The computation is summarized as follows:

Estimated temporary differences	$79,927
Effective tax rate	2.42%
Deferred tax liability	$1,934
(F)
Excludes (i) amortization of deferred financing costs related to the term loans to be repaid as described in (C) above, and (ii) interest expense related to the retention of subordinated debt as described in (D) above and the repayment of term loans, subordinated debt and credit line borrowings as described in (C) above. As indicated in (C) above, an estimated $8.3 million in prepayment penalties, in lieu of $4.0 million of accrued supplemental interest, will be paid to prepay term loans. Due to the non-recurring nature of this expense, which nets to $4.3 million, it has not been included in the pro forma statement of operations.

(G)
Excludes equity earnings from K-Sea's 50% interest in a joint venture and the reduction of depreciation and amortization related to retained assets as described in (D) above.

(H)
Effect on provision for income taxes resulting from the change in our structure to a limited partnership. Income and losses of the Partnership will be included in the income tax returns of its unitholders. The Partnership itself expects to be subject to the New York City Unincorporated Business Tax (estimated effective rate of 2.42%), which is calculated based on the Partnership's taxable income allocated to New York City. The Partnership also will have a corporate subsidiary that will provide bunkering services and conduct other transportation operations not involving the movement of refined petroleum products. This subsidiary will be subject to federal and state corporate income taxes (estimated effective rate of 35%).

Report of Independent Auditors

To the Board of Representatives and Members of K-Sea Transportation LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in members' equity and cash flows present fairly, in all material respects, the financial position of K-Sea Transportation LLC and its subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
New York, New York

August 20, 2003

K-SEA TRANSPORTATION LLC
CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30,
			September 30, 2003
	2002	2003
			(unaudited)
Assets
Current Assets
Cash and cash equivalents	$15	$26	$27
Title XI escrow account	13,833	5,210	8,814
Accounts receivable, net	7,176	8,572	8,743
Deferred taxes	398	545	545
Prepaid expenses and other current assets	1,498	2,012	2,032

Total current assets	22,920	16,365	20,161
Vessels and equipment, net	115,304	145,520	144,595
Construction in progress	14,985	2,723	10,156
Title XI escrow account	25,322	7,254	3,550
Deferred financing costs, net	3,567	3,389	3,297
Other assets	2,632	3,077	4,016

Total assets	$184,730	$178,328	$185,775

Liabilities and Members' Equity
Current Liabilities
Credit line borrowings	$10,530	$8,525	$14,278
Current portion of long-term debt	9,344	13,669	13,803
Accounts payable	6,876	5,623	7,578
Accrued expenses and other current liabilities	3,530	3,961	4,717

Total current liabilities	30,280	31,778	40,376
Title XI bonds	40,223	39,026	38,405
Term loans	47,529	35,333	33,268
Subordinated notes payable	17,450	17,450	17,450
Deferred taxes	12,981	13,451	13,681

Total liabilities	148,463	137,038	143,180
Commitments and contingencies (Note 6)
Members' Equity	36,267	41,290	42,595

Total liabilities and members' equity	$184,730	$178,328	$185,775

See accompanying notes to consolidated financial statements.

K-SEA TRANSPORTATION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	For the years ended June 30,			For the three months ended September 30,
	2001	2002	2003	2002	2003
				(unaudited)
Voyage revenue	$77,418	$75,700	$83,942	$19,687	$22,889
Bareboat charter and other revenue	4,866	3,387	3,753	668	542

Total revenues	82,284	79,087	87,695	20,355	23,431

Voyage expenses	12,098	11,395	14,151	3,037	4,310
Vessel operating expenses	34,176	32,684	36,326	9,040	9,405
General and administrative expenses	5,954	6,384	7,047	1,799	1,989
Depreciation and amortization	10,591	14,805	16,293	4,129	4,054
Net (gain) loss on sale of vessels	169	(422)	(275)	88	—

Total operating expenses	62,988	64,846	73,542	18,093	19,758

Operating income	19,296	14,241	14,153	2,262	3,673
Interest expense, net	9,202	7,519	8,808	2,233	2,171
Net (gain) loss on reduction of debt	—	(377)	4	—	—
Other expense (income), net	(10)	76	29	97	(33)

Income before provision (benefit) for income taxes	10,104	7,023	5,312	(68)	1,535
Provision (benefit) for income taxes	(132)	549	340	(4)	230

Net income (loss)	$10,236	$6,474	$4,972	$(64)	$1,305

See accompanying notes to consolidated financial statements.

K-SEA TRANSPORTATION LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

(in thousands)

	For the years ended June 30,
				For the three months ended September 30, 2003
	2001	2002	2003
				(unaudited)
Balance at beginning of period	$19,528	$29,753	$36,267	$41,290
Members' contributions	35	—	123	—
Less notes receivable	(35)	—	(123)	—

	—	—	—	—
Collection on notes receivable from members, net of interest accrued	(11)	40	51	—
Net income	10,236	6,474	4,972	1,305

Balance at end of period	$29,753	$36,267	$41,290	$42,595

See accompanying notes to consolidated financial statements.

K-SEA TRANSPORTATION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the years ended June 30,			For the three months ended September 30,
	2001	2002	2003	2002	2003
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$10,236	$6,474	$4,972	$(64)	$1,305
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,591	14,805	16,816	4,236	4,174
Payment of drydocking expenditures	(9,248)	(7,171)	(7,491)	(1,748)	(1,890)
Provision for doubtful accounts	131	109	81	50	50
Deferred income taxes	(65)	535	323	(4)	230
Net loss (gain) on disposal of vessels	169	(422)	(275)	88	—
Accrued supplemental interest	671	678	713	175	183
Net (gain) loss on reduction of debt	—	(377)	4	—	—
Other	65	32	(192)	(158)	41
Changes in operating working capital:
Accounts receivable	393	348	(1,477)	(1,822)	(221)
Prepaid expenses and other current assets	73	260	(125)	(713)	(18)
Accounts payable	669	1,532	(871)	(113)	1,974
Accrued expenses and other current liabilities	301	217	431	1,060	756
Other, net	(116)	(603)	326	383	(154)

Net cash provided by operating activities	13,870	16,417	13,235	1,370	6,430

Cash flows from investing activities:
Capital expenditures	(2,444)	(903)	(5,173)	(573)	(2,000)
Construction in progress	(1,991)	(12,994)	(18,703)	(5,494)	(6,832)
Vessel acquisitions	—	(6,013)	(3,539)	—	—
Investment of Title XI escrow funds	—	(39,115)	—	—	—
Proceeds from Title XI escrow funds	—	—	26,811	10,388	—
Proceeds from acquisition price adjustment	675	—	—	—	—
Proceeds on sale of vessels	8	6,834	364	—	—
Other	—	(100)	—	—	—

Net cash (used in) provided by investing activities	(3,752)	(52,291)	(240)	4,321	(8,832)

Cash flows from financing activities:
Increase (decrease) in credit line borrowings	(707)	10,530	(2,005)	(3,328)	5,753
Proceeds from Title XI bonds	—	39,115	—	—	—
Proceeds from issuance of long-term debt	—	4,040	—	—	—
Payment of term loans	(7,407)	(15,132)	(9,781)	(2,277)	(2,735)
Financing costs paid	(130)	(2,533)	(1,548)	(546)	(370)
Book overdrafts	(712)	(1,187)	289	461	(245)
Prepayment costs on long-term debt	—	(195)	(4)	—	—
Collection on members' notes receivable	—	51	65	7	—

Net cash (used in) provided by financing activities	(8,956)	34,689	(12,984)	(5,683)	2,403

Cash and cash equivalents:
Net increase (decrease)	1,162	(1,185)	11	8	1
Balance at beginning of period	38	1,200	15	15	26

Balance at end of period	$1,200	$15	$26	$23	$27

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$8,666	$6,738	$8,247	$1,566	$1,837

Income taxes	$14	$5	$2	$2	$7

Supplemental disclosure of non-cash investing and financing activities:
EW Holding acquisition price adjustment, with resulting reductions in:
Carrying value of assets acquired	$1,420
Goodwill	615
Deferred tax liability	(460)
Notes payable to sellers	(900)

Cash received	$675

Vessel sales:
Proceeds from sales	$228
Vessel improvements and transaction costs	(15)
Debt repayment	(205)

Cash received	$8

Notes receivable from members for contributions	$35		$123	$123

See accompanying notes to consolidated financial statements.

K-SEA TRANSPORTATION LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands)

Note 1:    Formation and Acquisition

        K-Sea Transportation LLC ("K-Sea") was formed in February 1999 for the purpose of acquiring the capital stock and certain assets of EW Holding Corp. ("EW Holding"). K-Sea is a limited liability company and its members are personally liable for its obligations, limited to their capital contributions as defined in the Limited Liability Company Agreement (the "LLC Agreement").

        K-Sea provides refined petroleum product marine transportation, distribution and logistics services in the northeastern United States and the Gulf of Mexico. K-Sea's fleet of tank barges, tankers and tugboats serves a wide range of customers, including major oil companies, oil traders and refiners. K-Sea generates revenues by charging customers for the transportation and distribution of their products utilizing its tank vessels and tugboats.

        On April 30, 1999, K-Sea acquired certain vessels from EW Holding and, through its wholly owned subsidiary K-Sea Acquisition Corp., acquired the capital stock of EW Holding for an aggregate purchase price of $30,332. EW Holding's business consisted of the marine transportation of refined petroleum products for major oil companies, oil traders and refineries primarily off the northeastern and Gulf of Mexico coasts of the United States. The acquisition was funded by members' contributions to K-Sea, long-term debt and the issuance of notes payable to the sellers, and was recorded using the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on their fair values. The excess of the aggregate purchase price over such fair values of approximately $669 was allocated to goodwill. In November 2000, K-Sea and the former owners of EW Holding agreed to a $1,575 reduction in the purchase price to satisfy a representation in the purchase agreement. This was effected through a $675 cash payment to K-Sea and a $900 reduction in the notes payable to the former owners. The recording of this adjustment resulted in the elimination of goodwill and a reduction in the amount of purchase price allocated to the net assets acquired. The results of operations of EW Holding are included in the consolidated statements of operations for all years presented.

        Under the LLC Agreement, membership interests are represented by Senior and Junior Units. Senior Units are entitled to an annual preferred distribution, and the remaining annual income is divided 90% to the Senior Units and 10% to the Junior Units. Based on these distribution provisions, members' equity at June 30, 2002 is allocated $34,498 to the Senior Units and $1,769 to the Junior Units, and at June 30, 2003 $39,065 to the Senior Units and $2,225 to the Junior Units.

Note 2:    Summary of Significant Accounting Policies

        Basis of Consolidation.    The consolidated financial statements include the accounts of K-Sea and its subsidiaries, K-Sea Acquisition Corp., EW Holding and K-Sea Transportation Corp. (collectively, the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

        Interim Financial Data.    The interim financial data are unaudited. However, in the opinion of management, the interim financial data as of September 30, 2003 and for the three months ended September 30, 2003 and 2002 includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The results of operations for interim periods are not necessarily indicative of the results of operations to be expected for a full year.

        Cash and Cash Equivalents.    Cash equivalents include time deposits with maturities of three months or less when purchased and cash on deposit at a financial institution pursuant to a line of credit agreement. Under the credit agreement, customer cash receipts are deposited in a lockbox bank account and transferred to the financial institution to reduce credit line borrowings. Cash transfers in excess of borrowings are remitted to the Company.

        Vessels and Equipment.    Vessels and equipment are recorded at cost, including capitalized interest where appropriate, and depreciated using the straight-line method over the estimated useful lives of the individual assets as follows: tank vessels—five to twenty-five years; tugboats—twenty years; and pier and office equipment—five years. For single-hulled tank vessels, such useful lives are limited to the remaining period of operation prior to mandatory retirement as required by the Oil Pollution Act of 1990 ("OPA 90"). Four of our single- hulled tank vessels must be retired or retrofitted by December 31, 2004, and 16 additional single-hulled tank vessels must be retired or retrofitted by December 31, 2014; the useful lives of these assets have been limited to these respective periods.

        Included in vessels and equipment are drydocking expenditures that are capitalized and amortized over three years. Drydocking of vessels is required both by the United States Coast Guard and by the applicable classification society, which in the Company's case is the American Bureau of Shipping. Such drydocking activities include, but are not limited to, the inspection, refurbishment and replacement of steel, engine components, tailshafts, mooring equipment and other parts of the vessel.

        Major renewals and betterments of assets are capitalized and depreciated over the remaining useful lives of the assets. Maintenance and repairs that do not improve or extend the useful lives of the assets are expensed.

        The Company assesses impairment on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. An impairment loss would be recognized to the extent the carrying value exceeds fair value by appraisal.

        When property items are retired, sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts with any gain or loss on the dispositions included in income. Assets to be disposed of are reported at the lower of their carrying amounts or fair values, less the estimated costs of disposal.

        Deferred Financing Costs.    Direct costs associated with obtaining long-term financing are deferred and amortized over the terms of the related financings. Deferred financing costs are stated net of accumulated amortization which, at June 30, 2002 and 2003 and September 30, 2003 (unaudited) amounted to $587, $1,110 and $1,231, respectively. In fiscal 2002, the Company incurred $3,235 of deferred financing costs, principally attributable to the issuance of the Title XI bonds.

        Revenue Recognition.    K-Sea earns revenue under contracts of affreightment, voyage charters, time charters and bareboat charters. For contracts of affreightment and voyage charters, revenue is recognized based upon the relative transit time in each period, with expenses recognized as incurred. Although contracts of affreightment and certain contracts for voyage charters may be effective for a period in excess of one year, revenue is recognized on the basis of individual voyages, which are generally less than ten days in duration. For time charters and bareboat charters, revenue is recognized ratably over the contract period, with expenses recognized as incurred. Estimated losses on contracts of affreightment and charters are accrued when such losses become evident.

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. The most significant estimates relate to depreciation of the vessels, liabilities incurred from workers' compensation, commercial and other claims, the allowance for doubtful accounts and deferred income taxes. Actual results could differ from these estimates.

        Concentrations of Credit Risk.    Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalents on deposit at a financial institution in amounts that, at times, may exceed insurable limits.

        With respect to accounts receivable, the Company extends credit based upon an evaluation of a customer's financial condition and generally does not require collateral. The Company maintains an allowance for doubtful accounts for potential losses, totaling $403, $476 and $521 at June 30, 2002 and 2003 and September 30, 2003 (unaudited), respectively, and does not believe it is exposed to concentrations of credit risk that are likely to have a material adverse effect on its financial position, results of operations or cash flows. For the fiscal years ended June 30, 2001, 2002 and 2003 and the three months ended September 30, 2002 and 2003 (unaudited), the Company's allowance for doubtful amounts was impacted by additional charges of $131, $109, $81, $50 and $50, and write-offs of $121, $570, $8, $0 and $5, respectively.

        Income Taxes.    As a limited liability company, K-Sea is treated as a partnership for income tax purposes. Accordingly, K-Sea is not responsible for federal, state and local income taxes, and its profits and losses are passed directly to its members for inclusion in their personal income tax returns. K-Sea is subject to the New York City Unincorporated Business Tax. K-Sea's subsidiaries are C Corporations and are subject to federal, state and local income taxes which are reflected in these financial statements.

        Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Note 3:    Vessels and Equipment and Construction in Progress

        At June 30, 2002 and 2003 and September 30, 2003 vessels and equipment and construction in progress consisted of the following:

	June 30,
			September 30, 2003
	2002	2003
			(unaudited)
Vessels	$145,854	$189,606	$192,623
Pier and office equipment	588	1,082	1,147

	146,442	190,688	193,770
Less accumulated depreciation and amortization	(31,138)	(45,168)	(49,175)

Vessels and equipment, net	$115,304	$145,520	$144,595

Construction in progress	$14,985	$2,723	$10,156

        Depreciation and amortization of vessels and equipment for the fiscal years ended June 30, 2001, 2002 and 2003, and for the three months ended September 30, 2002 and 2003 (unaudited) was $10,450, $14,246, $16,006, $4,057 and $4,007, respectively. Such depreciation and amortization includes amortization of drydocking expenditures for the fiscal years ended June 30, 2001, 2002 and 2003 and for the three months ended September 30, 2002 and 2003 (unaudited) of $2,576, $5,770, $7,158, $1,619 and $1,685, respectively.

        In fiscal 2002, the Company purchased two vessels for $6,013, which were funded from the proceeds of a $4,040 term loan and credit line borrowings.

        In fiscal 2003, the Company purchased two vessels for $3,539, which was funded by credit line borrowings. In connection with this purchase, the Company has signed a contract to convert one of the vessels into a petroleum-carrying tank vessel. The aggregate cost of the conversion, which will be completed in April 2004, will be approximately $8,000. Construction in progress at September 30, 2003 (unaudited) was $3,764.

        In March 2001, the Company and Bollinger Gretna, L.L.C. signed a contract for the construction of four double-hull tank vessels to be built over three years. The aggregate cost of these four vessels, when delivered, will be approximately $46,200, including financing and other fees and certain special equipment. Delivery of the first vessel occurred in July 2002, the second in February 2003, and the third in June 2003. The fourth vessel is scheduled for delivery in January 2004. Construction in progress at June 30, 2002 and 2003 and September 30, 2003 (unaudited) of $14,985, $2,723 and $6,392, respectively, represents capital expenditures related to construction of these vessels. As of September 30, 2003 (unaudited), approximately $5,440 of the contract price for the fourth vessel remains to be incurred.

Note 4:    Financing

        On June 27, 2001, the Company entered into a three-year line of credit agreement with a financial institution for $11,000, replacing a previous $4,000 line of credit agreement. Effective January 3, 2003, this agreement was amended to increase the maximum borrowings to $19,000, which is subject to a borrowing base limitation based on specified values of receivables and collateralized vessels, as defined. Borrowings bear interest at 30-day LIBOR (1.84%, 1.12% and 1.12% at June 30, 2002 and 2003 and September 30, 2003, respectively) plus 2.95% and are collateralized by the specified receivables and vessels. At June 30, 2003, borrowings under this line were $8,525, and $10,475 was available for additional borrowings.

        At June 30, 2002 and 2003 and September 30, 2003, Title XI bonds outstanding consisted of the following:

	June 30,
			September 30, 2003
	2002	2003
			(unaudited)
Bond payable in semi-annual principal installments of $218 through July 2027, with interest at 6.17%	$10,905	$10,687	$10,469
Bond payable in semi-annual principal installments of $193 through February 2028, with interest at 6.20%	9,632	9,632	9,439
Bond payable in semi-annual principal installments of $188 through June 2028, with interest at 6.23%	9,376	9,376	9,376
Bond payable in semi-annual principal installments of $211 through January 2029, with interest at 6.26%	10,528	10,528	10,528

	40,441	40,223	39,812
Less current portion	218	1,197	1,407

	$40,223	$39,026	$38,405

        On June 7, 2002, the Company issued bonds aggregating $40,441, in four series, through a private placement for the purpose of providing long-term financing for the construction of the four new double-hull tank vessels described in note 3. The bonds are guaranteed by the Maritime Administration of the U.S. Department of Transportation ("MARAD") pursuant to Title XI of the Merchant Marine Act of 1936 (the "Title XI bonds"). The guarantee agreements required the net bond proceeds of $39,115, net of $1,326 of guarantee fees paid directly to MARAD, to be held in a restricted account (the "Title XI escrow account") maintained at the U.S. Department of Treasury for subsequent drawdown, by series, as each vessel is delivered to and accepted by the Company. Each series is payable over 25 years from the delivery date of the related vessel. The guarantee is collateralized by, among other things, the vessels being constructed.

        Funds in the Title XI escrow account are invested in short-term government obligations. The portion of the escrow account that may be drawn down as a result of capital expenditures paid by the Company and which is related to vessels to be delivered within one year, is classified as a current asset.

        At June 30, 2002 and 2003 and September 30, 2003, term loans outstanding consisted of the following:

	June 30,
			September 30, 2003
	2002	2003
			(unaudited)
Term loan payable in monthly principal installments of $48, with a final payment of $1,154 due in December 2006. Interest on the unpaid principal is payable monthly at 30-day LIBOR plus 2.95%.	$3,751	$3,174	$3,030
Term loan payable in monthly principal installments of $288 through December 2002, $258 through February 2004, $230 through November 2004, $146 through February 2005, with a final payment of $6,723 due in March 2005. Interest is payable monthly at 30-day LIBOR plus 3.65%	14,842	11,293	10,520
Term loan payable in monthly principal installments of $26, including interest at 10.08%, through December 2014	2,234	2,138	2,114
Term loan payable in monthly principal installments of $219, including interest at 9.29%, through February 2006	8,210	6,106	5,588
Term loan payable in monthly principal installments of $82, including interest at 9.29%, with a final payment of $1,821 due in April 2007	4,956	4,406	4,260
Term loan payable in monthly principal installments of $25, including interest at 9.29%, through June 2014	2,177	2,074	2,047
Term loan payable in monthly installments of $186, including interest at 10.93%, with a final payment of $3,267, and a supplemental interest payment limited to $3,757, as defined, due in December 2005. Balances include $2,035, $2,512 and $2,634 of accrued supplemental interest at June 30, 2002 and 2003 and September 30, 2003 (unaudited), respectively	10,620	9,739	9,499
Term loan payable in monthly installments of $118, including interest at 11.66%, with a final payment of $2,700 and a supplemental interest payment limited to $900, as defined, due in January 2004. Balances include $729, $843 and $872 of accrued supplemental interest at June 30, 2002 and 2003 and September 30, 2003 (unaudited), respectively	4,936	4,075	3,841
Term loan payable in monthly installments of $58, including interest at 10.01%, through April 30, 2004, and monthly installments of $97, including interest at 10.01% through March 2007 with a final payment of $1,487 and a supplemental interest payment limited to $979, as defined, due in April 2007. Balances include $328, $450 and $482 of accrued supplemental interest at June 30, 2002 and 2003 and September 30, 2003 (unaudited), respectively	4,929	4,800	4,765

	56,655	47,805	45,664
Less current portion	9,126	12,472	12,396

	$47,529	$35,333	$33,268

        The weighted average interest rate on the Company's Title XI bonds and term loans was 7.5%, 7.3% and 7.3% at June 30, 2002 and 2003 and September 30, 2003 (unaudited), respectively (excluding supplemental interest). All debt is subject to prepayment fees, and is collateralized by substantially all the vessels of the Company. Certain term loans require supplemental interest payments at maturity or upon the sale of the vessels collateralizing the loan. Supplemental interest is calculated at 90% of the excess of the fair value (determined by sale or appraisal) of certain vessels over an amount stipulated in the respective term loan agreement, limited to the amounts specified in the table above. Supplemental interest is accrued over the terms of the related loans.

        At June 30, 2002 and 2003 and September 30, 2003, subordinated notes payable comprised the following:

	June 30,
			September 30, 2003
	2002	2003
			(unaudited)
Subordinated notes issued to the sellers of EW Holding, bearing interest at 10% per annum, payable quarterly and due December 31, 2004	$12,950	$12,950	$12,950
Subordinated note issued in connection with a December 1999 vessel purchase, bearing interest at 8.5% per annum, payable semi-annually and due December 21, 2005	4,500	4,500	4,500

	$17,450	$17,450	$17,450

        One of the sellers of EW Holding is an employee of the Company and holds a note for approximately $1,506, which is included in the above subordinated notes issued to the sellers of EW Holding.

        In August 2001, one of the Company's customers exercised an option to purchase one of the vessels acquired in December 1999, pursuant to an existing bareboat charter. The terms of the $5,000 subordinated note issued in connection with the purchase of these vessels provided for a $500 reduction in the note at the time of such exercise; related accrued interest of $72 was also forgiven. In connection with the sale of vessels and related debt paydown in fiscal 2002, the Company incurred $195 of prepayment fees.

        The agreements to the Title XI bonds, term loans, subordinated debt and the line of credit contain restrictive covenants which, among other requirements: (i) prohibit the payment of dividends by subsidiaries and distributions to members other than for personal tax liabilities; (ii) restrict investments, sales of assets and additional indebtedness; and (iii) require adherence to specified financial ratios and minimum levels of tangible net worth, as defined.

        Interest expense, net of amounts capitalized, and interest income, are as follows:

	For the years ended June 30,			For the three months ended September 30,
	2001	2002	2003	2002	2003
				(unaudited)
Interest costs incurred	$9,327	$8,146	$9,953	$2,541	$2,376
Less interest capitalized	27	488	656	140	139

Interest expense	9,300	7,658	9,297	2,401	2,237
Interest income	(98)	(139)	(489)	(168)	(66)

Interest expense, net	$9,202	$7,519	$8,808	$2,233	$2,171

        The following table depicts as of June 30, 2003 the maturities of long-term debt (excluding accrued supplemental interest on term loans) for the fiscal years indicated, assuming the Title XI bonds become payable pursuant to the expected delivery dates of the respective vessels:

2004	$12,826
2005	29,207
2006	14,209
2007	8,064
2008	1,939

        At June 30, 2002 and 2003 and September 30, 2003 (unaudited), accounts payable included book overdrafts of $1,187, $898 and $1,143, respectively, representing outstanding checks.

Note 5:    Income Taxes

        The components of the provision (benefit) for income taxes for the fiscal years ended June 30, 2001, 2002 and 2003 are as follows:

	2001	2002	2003
Current:
Federal	$(22)	$—	$—
State and local	(5)	14	17

	(27)	14	17

Deferred:
Federal	3,299	334	162
State and local	(3,404)	201	161

	(105)	535	323

Provision (benefit) for income taxes	$(132)	$549	$340

        A reconciliation of income tax expense, as computed using the federal statutory income tax rate of 34%, to the Company's provision (benefit) for income taxes for the fiscal years ended June 30, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
Tax at federal statutory rate	$3,438	$2,388	$1,806
Entities not subject to federal income taxes	(1,489)	(2,012)	(1,736)
State and local income taxes, net of Federal benefit	(2,250)	142	102
Other	169	31	168

Total	$(132)	$549	$340

        In fiscal 2001, the Company re-evaluated its estimate of the taxes that will be applicable to the future reversal of differences between the financial reporting and tax bases of its assets and liabilities. Such reevaluation resulted from a change in the Company's approach to the allocation of income to the applicable tax jurisdictions. This reevaluation resulted in a reduction of the Company's deferred tax liabilities of $2,595, which is included in state and local income taxes in the above reconciliation.

        The provision for income taxes for the three months ended September 30, 2002 and 2003 (unaudited) are based upon the estimated annual effective tax rates expected to be applicable to the Company for fiscal 2003 and 2004, respectively.

        Significant components of deferred income tax liabilities and assets as of June 30, 2002 and 2003 are as follows:

	2002	2003
Deferred tax liabilities:
Book basis of vessels and equipment in excess of tax basis	$19,692	$20,516
Pension costs	323	340

Total deferred tax liabilities	$20,015	$20,856

Deferred tax assets:
Allowance for doubtful accounts	$179	$178
Accrued supplemental interest	53	53
Accrued expenses	218	367
Alternative minimum tax credit carryforward	1,466	1,466
Net operating loss carryforwards	5,411	5,784
Other, net	105	102

Total deferred tax assets	$7,432	$7,950

        K-Sea had temporary differences at June 30, 2003 related to the excess of the book basis of vessels and equipment over the related tax basis in the amount of $25,510. This amount will result in future taxable income that will be passed to the members of K-Sea for inclusion in their income tax returns in the years these differences reverse.

        At June 30, 2003, the Company had federal net operating loss carryforwards of approximately $15,897, of which approximately $8,000 relates to the results of EW Holding prior to its April 30, 1999 acquisition by K-Sea, and which begin to expire in 2011. As a result of the change in ownership of EW Holding, Section 382 of the Internal Revenue Code limits utilization of the acquired net operating loss carryforwards to approximately $1,294 annually. At June 30, 2003, approximately $2,600 of these net operating loss carryforwards remain subject to this limitation. Under Internal Revenue Code Section 383, alternative minimum tax credit carryforwards are subject to similar limitations.

Note 6:    Commitments and Contingencies

        The Company leases its office and marine terminal facilities through April 2009 from an affiliate of the former owners of EW Holding. Terms of the agreement provide for annual rental payments of $352 through April 2004 and $400 through April 2009. Rent expense was $352 for each of the fiscal years ended June 30, 2001, 2002 and 2003, and $88 for each of the three months ended September 30, 2002 and 2003 (unaudited). In addition, the Company is responsible for real estate taxes, insurance and all other costs associated with operating the property.

        The Company has the option to terminate the lease after five years and, if exercised, the remaining balance due under the note receivable described in note 8 will be forfeited. The Company also has the option to renew the lease for two additional ten-year periods.

        Included in total revenues are time charter and bareboat charter revenues of $15,044, $14,859 and $8,996 for the fiscal years ended June 30, 2001, 2002 and 2003, respectively, and $2,266 and $2,848 for the three months ended September 30, 2002 and 2003 (unaudited), respectively. Such revenues include $1,579, $1,470, and $1,445 for the fiscal years ended June 30, 2001, 2002 and 2003, respectively, and $377 and $296 for the three months ended September 30, 2002 and 2003 (unaudited), respectively, related to vessels chartered to an affiliate of the former owners of EW Holding. The Company's time charters and bareboat charters extend over various periods which expire between 2003 and 2009.

        At June 30, 2003, minimum future charter revenue from vessel charters was as follows:

Year Ending June 30,
2004	$3,637
2005	2,726
2006	1,238
2007	365
2008	366
Thereafter	304

Total	$8,636

        In fiscal 2002, the Company acquired a 50% interest in a joint venture which owns a marine vessel. At June 30, 2003, and September 30, 2003 (unaudited), the Company's investment in the joint venture was $239 and $308, respectively, which is included in other assets. The Company's equity in the earnings of the joint venture is included in other expense (income), net in the consolidated statements of operations and amount to $29 and $148 for the fiscal years ended June 30, 2002 and 2003, respectively, and $57 and $83 for the three months ended September 30, 2002 and 2003 (unaudited), respectively. The Company has guaranteed a loan of the joint venture, which has an outstanding balance of $3,460 and $3,350 at June 30, 2003 and September 30, 2003 (unaudited), respectively. The loan matures in 2008 and is fully collateralized by the marine vessel that had an appraised value of $4,100 as of October 2001. In the case of a default on the loan by the joint venture, the Company must purchase the loan from the lender for an amount equal to the outstanding loan balance, and would assume ownership of the vessel. An affiliate of the joint venture partner has entered into a bareboat charter agreement for the vessel, renewable annually. The Company time chartered the vessel from the affiliate for the twelve months ended May 2003, which charter has been renewed for an additional 12 months. Charter expense for the fiscal year ended June 30, 2003 and the three months ended September 30, 2002 and 2003 (unaudited) was approximately $2,000, $500 and $500, respectively.

        The Company has entered into employment agreements with its executive officers. Each of the employment agreements has an initial term of one year that is automatically extended for successive one-year terms unless either party gives 30-days written notice prior to the end of the term that such party desires not to renew the employment agreement. The employment agreements will provide for an aggregate base annual salary of $685,000. In addition, each employee is eligible to receive an annual bonus award based upon the consolidated financial performance of the Company. If the employee's employment is terminated without cause or if the employee resigns for good reason, the employee will be entitled to severance in an amount equal to the greater of (a) the product of 1.3125 (1.75 multiplied by .75) multiplied by the employee's base salary at the time of termination or resignation and (b) the product of 1.75 multiplied by the remaining term of the employee's noncompetition provisions multiplied by the employee's base salary at the time of termination or resignation.

        The Company is the subject of various claims and lawsuits in the ordinary course of business for monetary relief arising principally from personal injuries, collisions and other casualties. Although the outcome of any individual claim or action cannot be predicted with certainty, the Company believes that any adverse outcome, individually or in the aggregate, would be substantially mitigated by applicable insurance or indemnification from previous owners of the Company's assets, and would not have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company is subject to deductibles with respect to its insurance coverage that range from $25 to $100 per incident and provides on a current basis for estimated payments thereunder.

Note 7:    Retirement Plans

        The Company has a money purchase pension plan, and also a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code. These plans cover all eligible employees. Under the terms of the money purchase pension plan, the Company contributes five percent of each eligible employee's annual compensation, as defined in the plan document. The Company's 401(k) plan provides that eligible employees may make contributions, subject to Internal Revenue Code limitations, and the Company will match the first two percent of employee compensation contributed, subject to a maximum amount. For the money purchase plan, the Company incurred expenses of $898, $802 and $862 for the fiscal years ended June 30, 2001, 2002 and 2003, respectively, and $227 and $248 for the three months ended September 30, 2002 and 2003 (unaudited), respectively. For the 401(k) plan, the Company incurred expenses of $258, $271 and $286 for the fiscal years ended June 30, 2001, 2002 and 2003, respectively, and $64 and $102 for the three months ended September 30, 2002 and 2003 (unaudited), respectively.

Note 8:    Notes Receivable

        The Company has a note receivable from an affiliate of the former owners of EW Holding. The note bears interest at 8.5% and is payable in 120 equal monthly installments of $13, including interest, through April 2009. Such payments are offset against the monthly rental payable by the Company for the premises it occupies, as described in note 6 above. The outstanding balance of the note, which is included in other assets, was $803, $713 and $689 as of June 30, 2002 and 2003 and September 30, 2003 (unaudited), respectively.

        Certain member contributions are represented by notes receivable, of which $170, $240 and $240 of principal were outstanding at June 30, 2002 and 2003 and September 30, 2003 (unaudited), respectively. These notes are classified as a reduction in members' equity. The notes bear interest at rates ranging from 3.8% to 6.6% and are payable to the Company in aggregate annual installments of $71 plus interest.

Note 9:    Major Customers

        Two customers accounted for 18% and 13% of consolidated revenues for the fiscal year ended June 30, 2001, two customers accounted for 17% and 14% of consolidated revenues for the fiscal year ended June 30, 2002, and three customers accounted for 15%, 13% and 11% of consolidated revenues for the fiscal year ended June 30, 2003.

        Three customers accounted for 17%, 15% and 12% of consolidated revenues for the three months ended September 30, 2002 (unaudited), and four customers accounted for 17%, 15%, 14% and 11% of consolidated revenues for the three months ended September 30, 2003 (unaudited).

Note 10:    Fair Value of Financial Instruments

        As of June 30, 2003, the fair value of long-term debt was approximately $109,578 based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities. Other financial instruments of the Company approximated fair value as such instruments are short-term in nature or were recently negotiated.

Note 11:    New Accounting Pronouncements

        Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," was issued in August 2001, and addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for fiscal 2003 and did not have a material impact on the Company's consolidated financial statements.

        SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in October 2001, and replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement is effective for fiscal 2003 and did not have a material impact on the Company's consolidated financial statements.

        SFAS No. 145, "Rescission of FAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002," was issued in May 2002. This Statement rescinds SFAS No. 4 and, thus, the exception to applying Accounting Principles Board Opinion No. 30 ("APB No. 30") to all gains and losses related to extinguishments of debt. As a result, gains and losses from extinguishment of debt are classified as extraordinary items only if they met the criteria in APB No. 30. SFAS No. 64 previously amended SFAS No. 4 and is no longer necessary because SFAS No. 4 has been rescinded. This Statement also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also rescinds SFAS No. 44 and makes various technical corrections to other existing pronouncements. The Company elected to adopt this Statement for fiscal 2002, which resulted in the recognition of a net gain on reduction of debt in fiscal 2002 of $377 as other income rather than as an extraordinary credit pursuant to accounting pronouncements previously in effect.

        SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued in July 2002 and is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost, as defined, is recognized at the date of an entity's commitment to an exit plan. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in EITF Issue No. 94-3. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

        SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure an amendment of FASB Statement No. 123," was issued in December 2002. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. This Statement also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While this Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of this Statement are applicable to companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. This Statement's amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for the fiscal years ending after December 15, 2002. This statement's amendment of the disclosure requirements of APB Opinion No. 28 is effective for financial reports containing consolidated financial statements for interim periods beginning after December 15, 2002. The Company currently does not have stock-based compensation arrangements; therefore the adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

        SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued in April 2003. This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales of securities that do not yet exist. The Company currently does not have derivative instruments or engage in hedging activities; therefore, the adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

        SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" was issued in May 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company currently does not have financial instruments with characteristics of both liabilities and equity; therefore, the adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

        Financial Accounting Standards Board Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No.34," was issued in November 2002 and elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted the disclosure requirements of this interpretation with respect to its guarantee of the indebtedness of its joint venture affiliate.

        Financial Accounting Standards Board Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51," was issued in January 2003 and addresses consolidation by business enterprises of variable interest entities that meet certain characteristics. Based on the provisions of FIN 46, if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise. The Company is required to adopt FIN 46 in fiscal 2004. The Company is currently evaluating the impact that FIN 46 will have on its joint venture investment and has incorporated the transitional disclosure requirements of FIN 46 in its consolidated financial statements.

Note 12:    Subsequent Event

        On July 8, 2003, K-Sea Transportation Partners L.P. (the "Partnership") was formed to ultimately own and operate the refined petroleum product marine transportation, distribution and logistics business currently conducted by the Company. At the closing of the initial public offering of common units of the Partnership, which is expected to occur in the first half of fiscal 2004, K-Sea, EW Holding and K-Sea Transportation Corp. will contribute substantially all of their assets and liabilities to the Partnership or its subsidiaries in exchange for an aggregate of 665,000 common units and 4,165,000 subordinated units of the Partnership.

        The Partnership's general partner will receive a 2% general partner interest and incentive distribution rights in the Partnership.

        This transfer represents a reorganization of entities under common control and will be recorded at historical cost.

Report of Independent Auditors

         To the Partners of K-Sea Transportation Partners L.P.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of K-Sea Transportation Partners L.P. at July 14, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
New York, New York

July 14, 2003, except for Note 2
as to which the date is August 29, 2003

K-SEA TRANSPORTATION PARTNERS L.P.
BALANCE SHEET
July 14, 2003

Asset
Cash	$1,000

Partners' Equity
Limited partner's equity	$980
General partner's equity	20

Total partners' equity	$1,000

The accompanying notes are an integral part of this balance sheet.

K-SEA TRANSPORTATION PARTNERS L.P.
NOTES TO BALANCE SHEET

Note 1: Nature of Operations

        K-Sea Transportation Partners L.P. (the "Partnership"), is a Delaware limited partnership formed on July 8, 2003, to acquire substantially all of the assets and liabilities of K-Sea Transportation LLC and its subsidiaries, K-Sea Acquisition Corp., EW Holding Corp. and K-Sea Transportation Corp. (collectively, the "Company"). The Partnership's general partner is K-Sea General Partner LLC (the "General Partner"). The general and limited partners are affiliates of the Company.

        The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering and to concurrently issue subordinated units, representing additional limited partner interests, to other affiliates of the Company.

Note 2: Subsequent Event

        On August 29, 2003, the General Partner was converted from a Delaware limited liability company to a Delaware limited partnership. The General Partner has been renamed K-Sea General Partner L.P.

Report of Independent Auditors

         To the Member of K-Sea General Partner LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of K-Sea General Partner LLC at July 14, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
New York, New York

July 14, 2003, except for Note 2
as to which the date is August 29, 2003

K-SEA GENERAL PARTNER LLC
BALANCE SHEET
July 14, 2003

Assets
Cash	$980
Investment in K-Sea Transportation Partners L.P.	20

Total Assets	$1,000

Member's Equity
Member's Equity	$1,000

The accompanying notes are an integral part of this balance sheet.

K-SEA GENERAL PARTNER LLC
NOTES TO BALANCE SHEET

Note 1: Nature of Operations

        K-Sea General Partner LLC (the "General Partner") is a Delaware limited partnership and the sole general partner of K-Sea Transportation Partners L.P. (the "Partnership"). The General Partner is owned by an affiliate of the Partnership. The General Partner owns a 2% general partner interest in the Partnership.

Note 2: Subsequent Event

        On August 29, 2003, the General Partner was converted from a Delaware limited liability company to a Delaware limited partnership. The General Partner has been renamed K-Sea General Partner L.P.

APPENDIX A

SECOND AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
K-SEA TRANSPORTATION PARTNERS L.P.

A-i

A-ii

A-iii

A-iv

 SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
K-SEA TRANSPORTATION PARTNERS L.P.

        THIS SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF K-SEA TRANSPORTATION PARTNERS L.P. dated as of                        , 2004, is entered into by and among K-Sea General Partner L.P., a Delaware limited partnership, as the General Partner, and New K-Sea Transportation LLC, a Delaware limited liability company, EW Holding Corp., a Delaware corporation, and K-Sea Transportation Corp., a Delaware corporation, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein and amends and restates in it entirety the Agreement of Limited Partnership of K-Sea Transportation Partners L.P. dated July 8, 2003, as amended and restated by the First Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. dated December 8, 2003. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

        Section 1.1 Definitions.

        The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

        "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such transaction.

        "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

        "Adjusted Capital Account" of a Partner means the Capital Account maintained for such Partner adjusted as provided herein. The balance of an Adjusted Capital Account at a time is the balance of the Capital Account at the time (a) increased by any amounts that such Partner is obligated at that time to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of losses and deductions that are reasonably expected at that time to be allocated to such Partner in subsequent taxable periods of the Partnership under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that are reasonably expected at that time to be made to such Partner in subsequent taxable periods to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other Partnership Interest shall be the amount which the Adjusted Capital Account of a Partner would be if such Partnership Interest were the only interest in the Partnership held by that Partner from and after the date on which such Partnership Interest was first issued.

        "Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net reduction in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, and (ii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

        "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

        "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1.

        "Agreed Value" of any item of property means the fair market value of such item of property as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of one or more properties that are contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each such item of property.

        "Agreeing Partners" has the meaning assigned to such term in Section 13.2(b).

        "Agreement" means this Second Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P., as it may be amended, supplemented or restated from time to time.

        "Assignee" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

        "Associate" means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

        "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date:

  (a)
  the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

  (b)
  the amount of any cash reserves that are necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject and (iii) provide funds for distributions under Section 6.4 or Section 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common

    Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

        Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

        "Board of Directors" means, with respect to the Board of Directors of the General Partner, its board of directors or managers, as applicable, if a corporation or limited liability company, or if a limited partnership, the board of directors or board of managers of the general partner of the General Partner.

        "Book-Down Event" means an event after which a negative adjustment is made to the aggregate Carrying Values of the assets of the Partnership pursuant to Section 5.5(d).

        "Book-Up Event" means an event after which a positive adjustment is made to the aggregate Carrying Values of the assets of the Partnership pursuant to Section 5.5(d).

        "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

        "Capital Account" of a Partner is maintained as provided in Section 5.5. The "Capital Account" in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or other Partnership Interest is the Capital Account that would be maintained if such Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such Partnership Interest was first issued.

        "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement or the Contribution Agreement.

        "Capital Improvement" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, tankers, tank barges, tugs and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

        "Capital Surplus" has the meaning assigned to such term in Section 6.3(a).

        "Carrying Value" of an item of Partnership property immediately after the Closing Date is the fair market value of such item of Partnership property as determined by the General Partner using such reasonable method of valuation as it may adopt. For purposes hereof, the Partnership shall be treated as owning directly its share (as determined by the General Partner) of all property owned by the Operating Partnership or any other Subsidiary that is classified as a partnership or is disregarded for federal income tax purposes. The Carrying Value of any item of Partnership property shall be adjusted from time to time as provided in Section 5.5(b) and Section 5.5(d). The initial Carrying Value of an item of property that is acquired by the Partnership after the Closing Date shall be the amount that would be the adjusted basis for federal income tax purposes of such property in the hands of the Partnership immediately after its acquisition if the adjusted basis for federal income tax purposes of each asset of the Partnership at that time were equal to its Carrying Value at that time and as if the adjusted basis for federal income tax purposes of any asset that is transferred to the Partnership was in the hands of the transferor immediately prior to the transfer equal to the fair market value of that asset (taking into account Section 7701(g) of the Code) immediately prior to the transfer.

        "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

        "Certificate" means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

        "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

        "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

        "Claim" has the meaning assigned to such term in Section 7.12(c).

        "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

        "Closing Price" has the meaning assigned to such term in Section 15.1(a).

        "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

        "Combined Interest" has the meaning assigned to such term in Section 11.3(a).

        "Commission" means the United States Securities and Exchange Commission.

        "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

        "Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

        "Conflicts Committee" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required of directors who serve on an audit committee of a board of directors by the Securities Exchange Act of 1934, as amended, or the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed for trading.

        "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act but excluding cash, contributed to the Partnership.

        "Contribution Agreement" means that certain Contribution Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Partnership, K-Sea Transportation LLC and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

        "Corrective Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to Section 6.1(d)(xi).

        "Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

        "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to Section 6.1(d)(x).

        "Current Market Price" has the meaning assigned to such term in Section 15.1(a).

        "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

        "Departing Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.

        "Depositary" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

        "Distribution Sharing Agreement" has the meaning assigned to such term in Section 13.2(b).

        "Economic Risk of Loss" has the meaning set forth in Treasury Regulation Section 1.752-2(a).

        "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

        "Estimated Maintenance Capital Expenditures" means an estimate made in good faith by the Board of Directors of the General Partner (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Partnership will incur over the long term. The Board of Directors of the General Partner will be permitted to make such estimate in any manner it determines reasonable in its sole discretion. The estimate will be made annually and whenever an event occurs that is likely to result in a material adjustment to the amount of Maintenance Capital Expenditures on a long-term basis. The Partnership shall disclose to its Partners any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Except as provided in the definition of Subordination Period, any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

        "Estimated Incremental Quarterly Tax Amount" has the meaning assigned to each term in Section 6.9.

        "Event of Withdrawal" has the meaning assigned to such term in Section 11.1(a).

        "Excess Units" has the meaning assigned to such term in Section 4.10(d).

        "Expansion Capital Expenditures" means cash expenditures for Acquisitions of Capital Improvements. Expansion Capital Expenditures shall not include Maintenance Capital Expenditures.

        "Final Subordinated Units" has the meaning assigned to such term in Section 6.1(d)(ix).

        "First Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(D).

        "First Target Distribution" means $0.55 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2004, it means the product of $0.55 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

        "Fully Diluted Basis" means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, and (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter following the end of the last Quarter contained in the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange; provided that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units which such consideration would purchase at the Current Market Price.

        "General Partner" means K-Sea General Partner L.P., a Delaware limited partnership, and its successors and permitted assigns as general partner of the Partnership.

        "General Partner Interest" means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

        "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

        "Group Member" means a member of the Partnership Group.

        "Holder" as used in Section 7.12 has the meaning assigned to such term in Section 7.12(a).

        "Identified Units" has the meaning assigned to such term in Section 13.2(b).

        "Incentive Distribution Right" means a non-voting Limited Partner Interest issued to the General Partner on the Interim Closing Date, which Partnership Interest confers upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

        "Incentive Distributions" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.4(a) or any other provision of this Agreement.

        "Indemnified Persons" has the meaning assigned to such term in Section 7.12(c).

        "Indemnitee" means (a) the General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of the general partner of the General Partner or any Departing Partner, (d) any individual who is or was a director, officer or manager of any Person which any of the preceding clauses of this definition describes or (e) any Person the general partner of the General Partner designates as an "Indemnitee" for purposes of this Agreement.

        "Initial Common Units" means the Common Units sold in the Initial Offering.

        "Initial Limited Partners" means K-Sea Transportation LLC, a Delaware limited liability company, EW Holding Corp., a New York corporation, K-Sea Transportation Corp., a New York corporation, and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

        "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

        "Initial Unit Price" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

        "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

        "Interim Closing Date" means December 8, 2003.

        "Issue Price" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

        "K-Sea GP" means K-Sea General Partner GP LLC, a Delaware limited liability company and the general partner of the General Partner, and its successors and permitted assigns as the general partner of the General Partner.

        "Limited Partner" means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

        "Limited Partner Interest" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term "Limited Partner Interest" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

        "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

        "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

        "Maintenance Capital Expenditures" means cash capital expenditures (including expenditures for the addition or improvement to the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets if such expenditure is made to maintain over the long term the operating capacity of the capital assets of the Partnership Group, as such assets existed at the time of such expenditure. Maintenance Capital Expenditures shall not include Expansion Capital Expenditures.

        "MARAD Guaranteed Indebtedness" means the bonds in the original principal amount of $40.4 million issued by K-Sea Transportation LLC and EW Holding Corp. to finance the construction of the vessels identified as DBL 81 (official number 1132231), DBL 82 (official number 1137538), DBL 101 (official number 1119760) or Hull Number 422, to be known as DBL 102, which bonds are guaranteed by the United States of America, pursuant to the terms of a Restated Security Agreement, Contract No. MA-13781 and Restated Title XI Reserve Fund and Financial Agreement, No. MA-13784, by and among the Partnership, Operating Partnership and the Secretary, as such may be amended from time to time.

        "Maritime Laws" has the meaning assigned to such term in Section 4.10(a).

        "Merger Agreement" has the meaning assigned to such term in Section 14.1.

        "Minimum Quarterly Distribution" means $0.50 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on March 31, 2004, it means the product of $0.50 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

        "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

        "Net Agreed Value" means (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities or obligations either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed by the Partnership, the Partnership's Carrying Value in such property assuming that the adjustment permitted by Section 5.5(d)(ii) is made immediately before the time such property is distributed, reduced by any liability or obligation either assumed by the distributee or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code. The amount of any Section 721 Contingent Obligation shall be determined by the General Partner and entered in the records of the Partnership as the amount at which such obligation was valued in the transaction in which it was assumed or the Partnership acquired property to which it was subject.

        "Net Income" for any taxable period of the Partnership means the sum, if positive, of all items of income, gain, loss and deduction that are recognized by the Partnership during such taxable period and on or before the Liquidation Date. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) but shall not include any items allocated under Section 6.1(d).

        "Net Loss" for any taxable period of the Partnership means the sum, if negative, of all items of income, gain, loss, or deduction that are recognized by the Partnership during such taxable period of the Partnership and on or before the Liquidation Date. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) but shall not include any items allocated under Section 6.1(d).

        "Net Termination Gain" for any taxable period of the Partnership means the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership during such taxable period of the Partnership and after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) but shall not include any items that are allocated under Section 6.1(d).

        "Net Termination Loss" for any taxable period of the Partnership means the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership during such taxable period of the Partnership and after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) but shall not include any items that are allocated under Section 6.1(d).

        "Non-citizen Assignee" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

        "Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

        "Nonrecourse Liability" has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

        "Non-U.S. Citizen" has the meaning assigned to such term in Section 4.10(h)(iii) for the purposes stated in Section 4.10(h).

        "Non-U.S. Citizen Redemption Price" has the meaning assigned to such term in Section 4.10(e).

        "Notice of Election to Purchase" has the meaning assigned to such term in Section 15.1(b).

        "Omnibus Agreement" means that Omnibus Agreement, dated as of the Closing Date, among K-Sea GP, K-Sea Transportation LLC, K-Sea Acquisition Corp, EW Holding Corp., K-Sea Transportation Corp., the General Partner, the Partnership, K-Sea OLP GP LLC and the Operating Partnership.

        "Operating Expenditures" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

  (a)
  Payments (including prepayments) of principal of and premium on indebtedness, other than Working Capital Borrowings, shall not constitute Operating Expenditures; and

  (b)
  Operating Expenditures shall not include (i) Expansion Capital Expenditures or actual Maintenance Capital Expenditures but shall include Estimated Maintenance Capital Expenditures, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

        "Operating Partnership" means K-Sea Operating Partnership L.P., a Delaware limited partnership, and any successors thereto.

        "Operating Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as it may be amended, supplemented or restated from time to time.

        "Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

  (a)
  the sum of (i) $5 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

  (b)
  the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period and (ii) the amount of cash reserves that are necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

        Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

        "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner in its reasonable discretion.

        "Option Closing Date" means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

        "Organizational Limited Partner" means Timothy J. Casey in his capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

        "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors of the General Partner.

        "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement. No distinction shall be made for purposes of Section 6.1 (or any other provision of this Agreement) between Common Units that are issued on the Closing Date to the Underwriters and any Common Units that are issued to the Underwriters pursuant to the Over-Allotment Option.

        "Own" and "Owner" have the meanings assigned to such terms in Section 4.10(h)(i) for the purposes stated in Section 4.10(h).

        "Parity Units" means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Operating Surplus pursuant to each of subclauses (a)(i) and (a)(ii) of Section 6.4 in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such (i) distributions of Available Cash from Operating Surplus and (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.

        "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

        "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

        "Partner Nonrecourse Deductions" means any and all items of loss or deduction determined in accordance with Section 5.5(b) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

        "Partners" means the General Partner and the Limited Partners.

        "Partnership" means K-Sea Transportation Partners L.P., a Delaware limited partnership, and any successors thereto.

        "Partnership Group" means the Partnership, the Operating Partnership and any Subsidiary of any such entity, treated as a single consolidated entity.

        "Partnership Interest" means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

        "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

        "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

        "Percentage Interest" means as of any date of determination (a) as to the General Partner (in its capacity as General Partner without reference to any Limited Partner Interests held by it), 2.0%, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 98.0% less the aggregate percentage applicable to paragraph (c) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage for each such Partnership Security as determined pursuant to procedures specified by the General Partner as a part of their issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

        "Permitted Percentage" has the meaning assigned to such term in Section 4.10(h)(iv) for the purposes stated in Section 4.10(h).

        "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

        "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

        "Pro Rata" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

        "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

        "Quarter" means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter after the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

        "Recapture Income" means any gain recognized by the Partnership for federal income tax purposes (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property of the Partnership, which gain is characterized as ordinary income for federal income tax purposes because it represents the recapture of deductions previously taken with respect to such property.

        "Record Date" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

        "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

        "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

        "Redemption Price" has the meaning assigned to such term in Section 4.10(e)(i).

        "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-107084) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

        "Required Allocations" means (a) any limitation imposed on the allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c) that is identified herein as a Required Allocation and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d) that is identified therein as a Required Allocation.

        "Restricted Business" has the meaning assigned to such term in the Omnibus Agreement.

        "Second Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(E).

        "Second Target Distribution" means $0.625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2004, it means the product of $0.625 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

        "Secretary" means the Secretary of the United States Department of Transportation acting by and through the Maritime Administrator pursuant to Title XI of the Merchant Marine Act of 1936, as amended.

        "Section 721 Contingent Obligation" means any obligation that is not a "liability," within the meaning of Treasury Regulation Section 1.752-1(a)(1) or any successor thereto, and that is assumed by the Partnership as property is transferred to the Partnership or to which property that is transferred to the Partnership is subject, in each case in a transaction that is described in Section 721(a) of the Code.

        "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

        "Special Approval" means approval by a majority of the members of the Conflicts Committee.

        "Subordinated Unit" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" as used herein does not include a Common Unit or Parity Unit. A Subordinated Unit that is convertible into a Common Unit or a Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.

        "Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

  (a)
  the first day of any Quarter beginning after December 31, 2008 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution (or portion thereof for the first fiscal quarter after the Closing Date) on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

  (b)
  the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

        For purposes of determining whether the test in subclause (a)(i)(B) above has been satisfied, Adjusted Operating Surplus will be adjusted upwards or downwards if the Conflicts Committee determines in good faith that the amount of Estimated Maintenance Capital Expenditures used in the determination of Adjusted Operating Surplus in subclause (a)(i)(B) was materially incorrect, based on circumstances prevailing at the time of original determination of Estimated Maintenance Capital Expenditures, for any one or more of the preceding three four-quarter periods.

        "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

        "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

        "Surviving Business Entity" has the meaning assigned to such term in Section 14.2(b).

        "Taxable Period of the Partnership" or "taxable period of the Partnership" has the meaning assigned thereto in Section 5.5(b)(viii).

        "Third Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(F).

        "Third Target Distribution" means $0.75 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2004, it means the product of $0.75 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

        "Trading Day" has the meaning assigned to such term in Section 15.1(a).

        "Transfer" has the meaning assigned to such term in Section 4.4(a).

        "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

        "Transfer Application" means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

        "Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

        "Underwriting Agreement" means the Underwriting Agreement dated                        , 2004 among the Underwriters, the Partnership, the General Partner, K-Sea GP, the Operating Partnership, K-Sea OLP GP LLC, K-Sea Investors L.P., K-Sea Transportation LLC, K-Sea Acquisition Corp., EW Holding Corp. and K-Sea Transportation Corp. providing for the purchase of Common Units by such Underwriters.

        "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

        "Unitholders" means the holders of Units.

        "Unit Majority" means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and thereafter, at least a majority of the Outstanding Common Units.

        "Unit Register" means the register of the Partnership for the registration and transfer of Limited Partnership Interests as provided in Section 4.5.

        "Unpaid MQD" has the meaning assigned to such term in Section 6.1(c)(i)(B).

        "Unrealized Gain" of any item of Partnership property at a time means the excess, if any, of (a) the fair market value of such property at the time (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such time prior to any adjustment to be made pursuant to Section 5.5(d) as of such time.

        "Unrealized Loss" of any item of Partnership property at a time means the excess, if any, of (a) the Carrying Value of such property as of the time (prior to any adjustment to be made pursuant to Section 5.5(d) as of such time) over (b) the fair market value of such property as of such time as determined under Section 5.5(d).

        "Unrecovered Capital" at any time means the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Initial Common Units.

        "U.S. Citizen" has the meaning assigned to such term in Section 4.10(h)(ii) for the purposes stated in Section 4.10(h).

        "U.S. GAAP" means United States generally accepted accounting principles consistently applied.

        "Withdrawal Opinion of Counsel" has the meaning assigned to such term in Section 11.1(b).

        "Working Capital Borrowings" means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit agreement or other arrangement to the extent all such borrowings are required to be reduced to a relatively small amount each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing Date) for an economically meaningful period of time.

        Section 1.2 Construction.

        Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the term "include" or "includes" means includes, without limitation, and "including" means including, without limitation; and (d) for so long as the General Partner has a general partner, references to directors, officers and employees of the General Partner shall mean the directors, officers and employees of K-Sea GP (and its successors and permitted assigns) acting for or on behalf of the General Partner.

ARTICLE II

ORGANIZATION

        Section 2.1 Formation.

        The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the First Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

        Section 2.2 Name.

        The name of the Partnership shall be "K-Sea Transportation Partners L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

        Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices.

        Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 3245 Richmond Terrace, Staten Island, New York 10303 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be 3245 Richmond Terrace, Staten Island, New York 10303 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

        Section 2.4 Purpose and Business.

        The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a partner of the Operating Partnership and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a partner of the Operating Partnership pursuant to the Operating Partnership Agreement or otherwise, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Partnership is permitted to engage in by the Operating Partnership Agreement or that its subsidiaries are permitted to engage in by their limited liability company or partnership agreements or other organizational documents and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, (c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; provided, however, that the General Partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity does not affect the Partnership's treatment as a partnership for federal income tax purposes, and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. The General Partner has no obligation or duty to the Partnership, the Limited Partners or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

        Section 2.5 Powers.

        The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

        Section 2.6 Power of Attorney.

(a)
Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i)
execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the

    Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

  (ii)
  execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

  Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

(b)
The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

        Section 2.7 Term.

        The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

        Section 2.8 Title to Partnership Assets.

        Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

        Section 3.1 Limitation of Liability.

        The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

        Section 3.2 Management of Business.

        No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

        Section 3.3 Outside Activities of the Limited Partners.

        Subject to the provisions of Section 7.5, the Omnibus Agreement and any other agreement between a Group Member and a Limited Partner or an Assignee, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

        Section 3.4 Rights of Limited Partners.

  (a)
  In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

  (i)
  to obtain true and full information regarding the status of the business and financial condition of the Partnership;

  (ii)
  promptly after becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

  (iii)
  to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

  (iv)
  to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

  (v)
  to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

  (vi)
  to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

  (b)
  The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
REDEMPTION OF PARTNERSHIP INTERESTS

        Section 4.1 Certificates.

        Upon the Partnership's issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the

Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership and the Underwriters. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

        Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

  (a)
  If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

  (b)
  The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

  (i)
  makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

  (ii)
  requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

  (iii)
  if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

  (iv)
  satisfies any other reasonable requirements imposed by the General Partner.

    If a Limited Partner or Assignee fails to notify the General Partner within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

  (c)
  As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

        Section 4.3 Record Holders.

        The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and a citizenship certification on behalf of such nominee, agent or representative and of the person for whom he is acting in such capacity and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

        Section 4.4 Transfer Generally.

  (a)
  The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the General Partner assigns its General Partner Interest to another Person who becomes a General Partner, by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

  (b)
  No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

  (c)
  Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.

        Section 4.5 Registration and Transfer of Limited Partner Interests.

  (a)
  The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

  (b)
  Except as otherwise provided in Section 4.9 and subject to Section 4.10, the General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application and citizenship certification duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

  (c)
  Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

  (d)
  Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

  (e)
  Subject to Section 4.10, a transferee of a Limited Partner Interest who has completed and delivered a Transfer Application and citizenship certification shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

  (f)
  Subject to Section 4.10, the General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons who are U.S. Citizens.

        Section 4.6 Transfer of the General Partner's General Partner Interest.

  (a)
  Subject to Section 4.6(c) below, prior to December 31, 2013, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into another Person (other than an individual) or the transfer by the General Partner of all or substantially all of its assets to another Person (other than an individual).

  (b)
  Subject to Section 4.6(c) below, on or after December 31, 2013, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

  (c)
  Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee is a U.S. Citizen, (ii) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (iii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iv) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the Partnership Interest, and the business of the Partnership shall continue without dissolution.

        Section 4.7 Transfer of Incentive Distribution Rights.

        Prior to December 31, 2013, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders (a) to an Affiliate of such holder (other than an individual) or (b) to another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person, (ii) the transfer by such holder of all or substantially all of its assets to such other Person or (iii) the sale of all or substantially all its equity interests to such other Person. Any other transfer of the Incentive Distribution Rights prior to December 31, 2013, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after December 31, 2013, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

        Section 4.8 Restrictions on Transfers.

  (a)
  Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or the Operating Partnership under the laws of the jurisdiction of its formation, (iii) cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) or (iv) cause the Partnership to violate the provisions of Section 4.10.

  (b)
  The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of any Group Member becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

  (c)
  The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

  (d)
  Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

        Section 4.9 Cancellation or Forfeiture of Property Under Non-Maritime Law; Redemption of Non-citizen Assignees.

  (a)
  If any Group Member is or becomes subject to any federal, state or local law or regulation (other than Maritime Law) that, in the reasonable determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group

    Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee (other than under any Maritime Law), the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.9(e). In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

  (b)
  The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

  (c)
  Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

  (d)
  At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.9(e), and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

  (e)
  If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

  (i)
  The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

    (ii)
    The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

    (iii)
    Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

    (iv)
    After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

  (f)
  The provisions of Sections 4.9(e) through (h) shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

  (g)
  Nothing in Sections 4.9(e) or 4.9(f) or this Section 4.9(g) shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

  (h)
  This Section 4.9 shall not apply to the determination of whether a Person is a U.S. Citizen under applicable Maritime Law or to the treatment of any such Person under this Agreement in the event it is determined that such Person is a Non-U.S. Citizen under applicable Maritime Law. Section 4.10 shall control for purposes of any such determination or treatment.

        Section 4.10 Foreign Ownership of Units.

  (a)
  In General. It is the policy of the Partnership that Non-U.S. Citizens should Own, individually or in the aggregate, no more than the Permitted Percentage of the Units. If at any time Non-U.S. Citizens, individually or in the aggregate, become the Owners of more than the Permitted Percentage of the Units, then the Partnership shall have the power to take the actions prescribed in subparagraphs (c), (d) and (e) of this Section 4.10. The provisions of this Section 4.10 are intended to assure that the Partnership remains in continuous compliance with the citizenship requirements of the Merchant Marine Act of 1936, as amended, and the Shipping Act of 1916, as amended, for purposes of owning and operating the vessels in the U.S. coastwise trade (collectively, the "Maritime Laws") and the regulations promulgated thereunder. Any amendments to the Maritime Laws or the regulations relating to the citizenship of U.S. vessel owners or operators of coastwise trade vessels are deemed to be incorporated herein by reference.

  (b)
  Dual Unit Certificate System. To implement the policy set forth in subparagraph (a) hereof, the Partnership may institute a Dual Unit Certificate System such that (i) each Unit Certificate representing Units that are Owned by a U.S. Citizen shall be marked "U.S. Citizen" and each Unit Certificate representing Units that are Owned by a Non-U.S. Citizen shall be marked "Non-U.S. Citizen," but with all such Unit Certificates to be identical in all other respects and to comply with all provisions of the Delaware Act; (ii) to the extent necessary to enable the Partnership to submit any proof of citizenship required by law or by contract with the United States government (or any agency thereof), the Partnership may require the Record Holders and the Owners of such Units to confirm their citizenship status from time to time, and voting rights and distributions payable with respect to Units held by such Record Holder or Owned by such Owner may, in the discretion of the General Partner, be withheld until confirmation of such citizenship status is received; and (iii) the Unit Register of the Partnership shall be maintained in such manner as to enable the percentage of Units that is Owned by Non-U.S. Citizens and by U.S. Citizens to be confirmed. The General Partner is authorized to take such other ministerial actions or make such interpretations as it may deem necessary or advisable in order to implement the policy set forth in subparagraph (a) hereof.

  (c)
  Restrictions on Transfer; Change of Status.

    (i)
    Any transfer, or attempted transfer, of any Units, the effect of which would be to cause one or more Non-U.S. Citizens to Own Units in excess of the Permitted Percentage, shall be ineffective as against the Partnership, and neither the Partnership nor its Transfer Agent shall register such transfer or purported transfer on the Unit Register of the Partnership and neither the Partnership nor its Transfer Agent shall be required to recognize the transferee or purported transferee thereof as a Unitholder of the Partnership for any purpose whatsoever except to the extent necessary to effect any remedy available to the Partnership under this Section 4.10. A citizenship certificate may be required from all transferees (and from any recipient upon original issuance) of Units of the Partnership and, if such transferee (or recipient) is acting as a fiduciary or nominee for an Owner, such Owner, and registration of transfer (or original issuance) shall be denied upon refusal to furnish such certificate.

    (ii)
    Each Record Holder and Owner shall advise the Partnership in writing of any change in such Record Holder's or Owner's citizenship status.

  (d)
  No Voting Rights; Temporary Withholding of Distributions. If on any date (including any record date) the number of Units that is Owned by Non-U.S. Citizens is in excess of the Permitted Percentage (such Units herein referred to as the "Excess Units"), the General Partner shall determine those Units Owned by Non-U.S. Citizens that constitute such Excess Units. The determination of those Units that constitute Excess Units shall be made by reference to the date or dates Units were acquired by Non-U.S. Citizens, starting with the most recent acquisition of Units by a Non-U.S. Citizen and including, in reverse chronological order of acquisition, all other acquisitions of Units by Non-U.S. Citizens from and after the acquisition of those Units by a Non-U.S. Citizen that first caused the Permitted Percentage to be exceeded. The determination of the General Partner as to those Units that constitute the Excess Units shall be conclusive. Units deemed to constitute such Excess Units shall (so long as such excess exists) not be accorded any voting rights and shall not be deemed to be outstanding for purposes of determining the vote required on any matter properly brought before the Unitholders of the Partnership for a vote thereon. The Partnership shall (so long as such excess exists) withhold the payment of regular distributions, if any, and the sharing in any other distribution (upon liquidation or otherwise) in respect of the Excess Units. At such time as the Permitted Percentage is no longer exceeded, full voting rights shall be restored to any Units previously deemed to be Excess Units and any distribution with respect thereto that has been withheld shall be due and paid solely to the Record Holders of such Units at the time the Permitted Percentage is no longer exceeded.

  (e)
  Redemption of Excess Units. The Partnership shall have the power, but not the obligation, to redeem Excess Units subject to the following terms and conditions:

  (i)
  the per Unit redemption price (the "Non-U.S. Citizen Redemption Price") to be paid for the Excess Units to be redeemed shall be the sum of (A) the Current Market Price of the Units and (B) any distribution declared with respect to such Units prior to the date such Units are called for redemption hereunder but which has been withheld by the Partnership pursuant to subparagraph (d);

  (ii)
  the Non-U.S. Citizen Redemption Price shall be paid in cash;

  (iii)
  a notice of redemption shall be given by first class mail, postage prepaid, mailed not less than ten (10) days prior to the redemption date to each holder of record of the Units to be redeemed, at such holder's address as the same appears on the Unit Register of the Partnership. Each such notice shall state (A) the redemption date, (B) the number of Units to be redeemed from such holder, (C) the Non-U.S. Citizen Redemption Price, and the manner of payment thereof, (D) the place where certificates for such Units are to be surrendered for payment of the Non-U.S. Citizen Redemption Price, and (E) that distributions on the Units to be redeemed will cease to accrue on such redemption date;

  (iv)
  from and after the redemption date, distributions on the Units called for redemption shall cease to accrue and such Units shall no longer be deemed to be outstanding and all rights of the holders thereof as Unitholders of the Partnership (except the right to receive from the Partnership the Non-U.S. Citizen Redemption Price) shall cease. Upon surrender of the certificates for any Units so redeemed in accordance with the requirements of the notice of redemption (properly endorsed or assigned for transfer if the General Partner shall so require and the notice shall so state), such Units shall be redeemed by the Partnership at the Non-U.S. Citizen Redemption Price. In case fewer than all the Units represented by any such certificate are redeemed, a new certificate shall be issued representing the Units not redeemed without cost to the holder thereof; and

  (v)
  such other terms and conditions as the General Partner may reasonably determine.

  (f)
  Determination of Citizenship. In determining the citizenship of the Owners or their transferees of Units, the General Partner may rely on the Unit Register of the Partnership and the citizenship certificates given by the Owners or their transferees or any recipients (in the case of original issuance) (in each case whether such certificates have been given on their own behalf or on behalf of others) to establish the citizenship of such Owners, transferees or recipients of the Units. The determination of the citizenship of Owners and their transferees of the Units may also be subject to proof in such other way or ways as the General Partner may deem reasonable. The General Partner may at any time require proof, in addition to the citizenship certificates, of any Owner or proposed transferee of Units, and the payment of distributions may be withheld, and any application for transfer of ownership on the Unit Register of the Partnership may be refused, until such additional proof is submitted. The determination of the General Partner as to the citizenship of the Owners or their transferees in accordance with this subparagraph (f) shall be conclusive.

  (g)
  Severability. Each provision of subparagraphs (a) through (f) of this Section 4.10 is intended to be severable from every other provision. If any one or more of the provisions contained in such subparagraphs of this Section 4.10 is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of any other provision of subparagraphs (a) through (f) of this Section 4.10 shall not be affected, and such subparagraphs of this Section 4.10 shall be construed as if the provisions held to be invalid, illegal or unenforceable had been reformed to the extent required to be valid, legal and enforceable.

  (h)
  For purposes of this Section 4.10:

  (i)
  A Person shall be deemed the "Owner" of, or to "Own" Units or other ownership interests to the extent such Units or other ownership interests are (a) owned beneficially or held of record (with the power to act on behalf of the beneficial owner), with respect to any class of stock, by such Person; (b) may be voted by such Person; (c) entitled to distributions in respect of such Units by such Person; or (d) which by any other means whatsoever controlled by such Person, or in which control is permitted to be exercised by such Person, with the General Partner being authorized to determine reasonably the meaning of such control for this purpose under the guidelines set forth in Subpart C (Sections 67.30-67.47) of Title 46 of the Code of Federal Regulations, as amended, modified or supplemented).

  (ii)
  "U.S. Citizen" shall mean: (a) an individual who is native-born, naturalized, a derivative citizen of the United States, or otherwise qualifies as a United States citizen; (b) a partnership of which all of its general partners are citizens of the United States and at least 75% of the interest in the partnership is Owned by citizens of the United States; (c) a trust whereby each of its trustees is a citizen of the United States, each beneficiary with an enforceable interest in the trust is a citizen of the United States, and at least 75% of the interest in the trust is Owned by citizens of the United States; (d) an association or joint venture if each of its members is a citizen of the United States; (e) a corporation if (I) it is incorporated under the laws of the United States or of a State of the United States or a political subdivision thereof, Guam, Puerto Rico, the Virgin Islands, American Samoa, the District of Columbia, the Northern Mariana Islands, or any other territory or possession of the United States, (II) its chief executive officer, by whatever title, and its chairman of the board of directors are citizens of the United States, (III) no more of its directors are non-citizens than a minority of the number necessary to constitute a quorum, and (IV) at least 75% of the interest in the corporation is Owned by citizens of the United States; (f) a governmental entity that is an entity of the federal government of the United States or of the government of a State of the United States or a political subdivision thereof, Guam, Puerto Rico, the Virgin Islands, American Samoa, the District of Columbia, the Northern Mariana Islands, or any other territory or possession of the United States, all as further defined in Subpart C (Sections 67.30-67.47) of Title 46 of the Code of Federal Regulations, as amended, modified or supplemented. With respect to a limited liability company, a "U.S. Citizen" shall mean an entity that meets the requirements of subclause (b) above, and, if the limited liability company has a chief financial officer, by whatever title, or a board of directors, then it shall also meet such relevant requirements of subclause (e) above.

  (iii)
  The term "Non-U.S. Citizen" shall mean any Person other than a U.S. Citizen.

  (iv)
  The term "Permitted Percentage" shall mean a percentage equal to not more than 24.0% as determined from time to time by the General Partner, it being understood that the initial percentage is 15.0%.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

        Section 5.1 Organizational Contributions; Interim Closing.

  (a)
  In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00 for the General Partner Interest in the Partnership and has been admitted as the general partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for a 98% Limited Partner interest in the Partnership and has been admitted as a limited partner of the Partnership.

  (b)
  On the Interim Closing Date, (i) (A) the interest of the Organizational Limited Partner was redeemed, (B) the initial Capital Contribution of the Organizational Limited Partner was refunded, and (C) the Organizational Limited Partner ceased to be a limited partner of the Partnership; and (ii) in exchange for identifying assets to be contributed to the Operating Partnership on the Closing Date, the Partnership (A) issued the Incentive Distribution Rights to the General Partner and continued the General Partner's General Partner Interest, (B) issued 665,000 Common Units and 2,983,182 Subordinated Units to K-Sea Transportation LLC, a Delaware limited liability company, (C) issued 727,273 Subordinated Units to EW Holding Corp., a New York corporation, and (D) issued 454,545 Subordinated Units to K-Sea Transportation Corp., a New York corporation. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of the Organizational Limited Partner's initial Capital Contribution was allocated and distributed to the Organizational Limited Partner, and the balance thereof was allocated and distributed to the General Partner. On the Closing Date and pursuant to the Contribution Agreement, (i) New K-Sea Transportation LLC, a Delaware limited liability company, shall succeed to the interest of K-Sea Transportation LLC, a Delaware limited liability company, in the Partnership, (ii) EW Holding Corp., a Delaware corporation, shall succeed to the interest of EW Holding Corp., a New York corporation, in the Partnership, and (iii) K-Sea Transportation Corp., a Delaware corporation, shall succeed to the interest of K-Sea Transportation Corp., a New York corporation, in the Partnership.

        Section 5.2 Contributions by the General Partner and its Affiliates.

        Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering and other than the issuance of the Common Units issued pursuant to the Over-Allotment Option), the General Partner shall be required to make additional Capital Contributions equal to 2/98ths of any amount contributed to the Partnership by the Limited Partners in exchange for the additional Limited Partner Interests issued to such Limited Partners. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

        Section 5.3 Contributions by Underwriters.

  (a)
  On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date, and the Partnership shall issue such number of Common Units to each such Underwriter.

  (b)
  Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date, and the Partnership shall issue such number of

    Common Units to each such Underwriter. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.3(b), the Partnership shall use all of such cash to redeem from New K-Sea Transportation LLC that number of Common Units equal to the number of Common Units issued to the Underwriters pursuant to the Over-Allotment Option.

  (c)
  No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 3,500,000, and (ii) the "Option Units" as such term is used in the Underwriting Agreement in an aggregate number up to 525,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof.

        Section 5.4 Interest and Withdrawal.

        No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.

        Section 5.5 Capital Accounts.

  (a)
  The balance of the Capital Account of an Underwriter in respect of the Common Units acquired thereby pursuant to the Underwriting Agreement at the Closing or by reason of the exercise of the Over-Allotment Option shall be the product of the Initial Unit Price multiplied by the number of Common Units that were purchased thereby either pursuant to the Underwriting Agreement at the Closing or the exercise of the Over-Allotment Option. The initial balance of the Capital Account of the General Partner shall, except as may be provided in the Contribution Agreement or another agreement to the contrary, be 2/98ths of the number of Units that are Outstanding after the Initial Offering (determined without regard to the exercise of the Over-Allotment Option) multiplied by the Initial Unit Price. The initial balance of the Capital Account of any other Partner shall, except as may be provided in the Contribution Agreement or another agreement to the contrary, be the number of Units held by such Partner immediately after the Initial Offering multiplied by the Initial Unit Price. If the exercise of the Over-Allotment Option occurs in a taxable period other than the taxable period that contains the Closing, then the Capital Account balance of each Unit shall at the beginning of such taxable period be equal to the amount that its Capital Account balance would be pursuant to the provisions hereof if the exercise of the Over-Allotment Option had occurred in the same taxable period as the Closing. Thereafter, the Capital Account of each Partner shall be increased by (i) the amount of cash and the Net Agreed Value of property contributed to the Partnership by such Partner pursuant to this Agreement and (ii) all items of Partnership income and gain allocated to such Partner pursuant to Section 6.1, and it shall be decreased by (x) the amount of cash or Net Agreed Value of all distributions of cash or property made to such Partner pursuant to this Agreement and (y) all items of Partnership deduction and loss allocated to such Partner pursuant to Section 6.1. The General Partner may in connection with the issuance of Partnership Interests after the Initial Offering and the exercise (or not) of the Over-Allotment Option adjust the balance of the Capital Account of any Partner so as to create the agreed economic relationship between the Partnership Interests that are so issued and the Partnership Interests that were outstanding prior to such issuance provided that the relative economic relationships between the Partnership Interests that were outstanding prior to such issuance are not changed thereby. Any such adjustment shall be recorded in the records of the Partnership.

  (b)
  The items of income, gain, loss or deduction that are recognized by the Partnership for federal income tax purposes during a taxable period of the Partnership shall be adjusted as is set out in this Section 5.5(b) and shall then be allocated among the Partners as is provided in Section 6.1.
(i)
The Partnership shall be treated as owning directly its share (as determined by the General Partner) of all property owned by the Operating Partnership or any other Subsidiary that is, in each case, classified as a partnership or is disregarded for federal income tax purposes.
(ii)
All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that cannot either be deducted or amortized under Section 709 of the Code shall be treated as an item of deduction at the time such fees and other expenses are incurred. Any such fees and expenses that were incurred in connection with the Initial Offering shall be deemed to have been incurred after the Initial Offering and if the Over-Allotment Option is exercised shall be deemed to have been incurred after the issuance of Units pursuant to the Over-Allotment Option.
(iii)
The computation of items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code provided that if an adjustment to the adjusted tax basis of any Partnership asset is required pursuant to Section 734(b) or 743(b) of the Code, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment shall be treated as an item of income or deduction, as the case may be, at the time of the adjustment, and the Carrying Value of each Partnership asset in respect of which there was such an adjustment shall also be adjusted at that time.
(iv)
Any income, gain, deduction or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property were equal to the Partnership's Carrying Value for such property as of the date of disposition. If the Partnership pays, discharges or otherwise settles a Section 721 Contingent Obligation for an amount that is more or less than the amount that was assigned thereto upon its assumption or upon the acquisition of property to which it was subject, then the Partnership shall recognize for purposes of this Section 5.5(b) a deduction or income, respectively, in the amount of such excess or shortfall.
(v)
Any deductions for depreciation, cost recovery or amortization that are attributable to any Partnership property shall be determined as if the adjusted basis of such property were equal to the Carrying Value thereof and by using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes and appropriately taking into account the length of any short taxable period of the Partnership; provided, however, that, if the Partnership property has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt. Any deduction for depreciation, cost recovery or amortization in respect of Partnership property that is determined pursuant to this Section 5.5(b) shall reduce the Carrying Value of that Partnership property as of the end of the taxable period of the Partnership in which such deduction was recognized. Notwithstanding the foregoing portion of this Section 5.5(b)(v), such deductions for depreciation, cost recovery, or amortization shall be determined with respect to any portion of Carrying Value with respect to which Treasury Regulation Section 1.704-3(d) remedial allocations are to be made (including reverse section 704(c) allocations that are to be made as Treasury Regulation Section 1.704-3(d) remedial allocations) pursuant to provisions hereof in accordance with a method that is permitted by such Treasury Regulation Section 1.704-3(d) and that is selected by the General Partner.

(vi)
If the Partnership's adjusted basis in property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall be an additional depreciation or cost recovery deduction in the year such property is placed in service at the time of such reduction and shall be treated as a reduction in the Carrying Value of such property. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall be an item of income at the time of such restoration and shall be treated as an increase in the Carrying Value of such property at the time of such restoration.
(vii)
Any items of gain and loss that are determined pursuant to Section 5.5(d) hereof shall be treated as items of income and deduction, respectively, that are recognized in the taxable period of the Partnership that ends with the event that causes the determination of such gain or loss. An item of income of the Partnership that is described in Section 705(a)(1)(B) of the Code (with respect to items of income that are exempt from tax) shall be treated as an item of income for the purpose of this Section 5.5(b), and an item of expense of the Partnership that is described in Section 705(a)(2)(B) of the Code (with respect to expenditures that are not deductible and are not chargeable to capital accounts), shall be treated as an item of deduction for the purpose of this Section 5.5(b).
(viii)
A taxable period of the Partnership includes a taxable year of the Partnership. The portion of a taxable period of the Partnership that ends with an event in respect of which there is an adjustment to Carrying Values pursuant to Section 5.5(d) hereof shall be treated as the end of a taxable period of the Partnership. The portion of such taxable year of the Partnership that begins immediately thereafter shall be treated as a taxable period for purposes of the preceding sentence with the result that each taxable year of the Partnership may contain one or more taxable periods of the Partnership.
(c)	(i)	A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.
(ii)
Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 (other than a transfer to an Affiliate unless the General Partner elects to have this Section 5.5(c)(ii) apply with respect to such transfer), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to such Units that are to be transferred so that the balance of the Capital Account of each such Unit is equal immediately after the beginning of the next taxable period to the balance at that time of the Capital Account of an Initial Common Unit and (B) second, shall be allocated to any Subordinated Units or converted Subordinated Units that are retained. The amount so allocated to each class of Units shall thereafter be the balance of the Capital Account thereof.

(d)	(i)
On an issuance of additional Partnership Interests for cash (excluding however any issuance of Units pursuant to the Over-Allotment Option) or other property, or the conversion of a General Partner's Combined Interest to Common Units pursuant to Section 11.3(b) or upon the occurrence of any event that is specified in Treasury Regulations as they may be amended from time to time after which the balance of Capital Accounts may be adjusted as provided herein and that is not described in Section 5.5(d)(ii), then the General Partner may cause any Unrealized Gain or Unrealized Loss attributable to Partnership property to be recognized as if there had been a sale of all such property immediately prior to such issuance in which event the Carrying Value of each Partnership property shall be adjusted as of the beginning of the next taxable period to be equal to such fair market value; provided that the General Partner shall cause Unrealized Gain or Unrealized Loss to be recognized and Carrying Values to be adjusted pursuant to this sentence if doing so would cause Corrective Allocations to be made pursuant to Section 6.1(d)(xi). The General Partner shall adjust such Carrying Values in respect of the contributions that are made on the Closing Date. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets shall be determined by the General Partner using such reasonable method of valuation as it may adopt (taking into account Section 7701(g) of the Code); provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership in such manner as it determines in its discretion to be reasonable.
(ii)
Immediately prior to any distribution to a Partner (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the General Partner may cause any Unrealized Gain or Unrealized Loss attributable to each Partnership property to be recognized as if there had been a sale of such property immediately prior to such distribution in which event the Carrying Value of each Partnership property shall as of the beginning of the next taxable period be equal to the fair market value thereof; provided that the General Partner shall cause Unrealized Gain or Unrealized Loss to be recognized and Carrying Values to be adjusted pursuant to this sentence if doing so would permit Corrective Allocations to be made pursuant to Section 6.1(d)(xi). In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets shall (A) in the case of a distribution that is not made pursuant to Section 12.4 be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4 be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt (taking into account Section 7701(g) of the Code).
(iii)
After any adjustment of Carrying Values pursuant to Section 5.5(d)(i) or 5.5(d)(ii), the General Partner shall determine the way, if any, in which such changes in Carrying Value shall affect the allocations for federal, state and local income tax purposes pursuant to Section 6.2 of the items of income, gain, loss, deduction and credit that are recognized by the Partnership for such purposes. Any such determination shall be entered in the records of the Partnership.

        Section 5.6 Issuances of Additional Partnership Securities.

  (a)
  Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.

  (b)
  Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions (the specification of which may include an amendment of Section 6.1); (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

  (c)
  The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading and with Maritime Laws.

        Section 5.7 Limitations on Issuance of Additional Partnership Securities.

        The issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

  (a)
  During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 2,082,500 additional Parity Units without the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (A) in connection with the exercise of the Over-Allotment Option, (B) in accordance with Sections 5.7(b), 5.7(c) and 5.7(e), (C) upon conversion of Subordinated Units pursuant to Section 5.8, (D) upon conversion of the General Partner Interest or any Incentive Distribution Rights pursuant to Section 11.3(b), (E) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member, (F) upon a conversion or exchange of

    Parity Units issued after the date hereof into Common Units or other Parity Units; provided that the total amount of Available Cash required to pay the aggregate Minimum Quarterly Distribution on all Common Units and all Parity Units does not increase as a result of this conversion or exchange; (G) in the event of a combination or subdivision of Common Units and (H) in connection with the redemption of an equal number of Common Units or Parity Units with the net proceeds of such issuance at a price per unit equal to the net proceeds per unit, before expenses, that the Partnership receives from such issuance

  (b)
  During the Subordination Period, the Partnership may also issue an unlimited number of Common Units and other Parity Units without the prior approval of the Unitholders, if such issuance occurs (i) in connection with an Acquisition or Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired (or in the case of a Capital Improvement, put into commercial service) by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition was consummated or such Capital Improvement was put into commercial service ("One Year Test Period"), would have resulted, on a pro forma or estimated pro forma basis (as described below), in an increase in:

  (A)
  the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period (on a pro forma or estimated pro forma basis as described below) as compared to

  (B)
  the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period as adjusted as provided below.

    The General Partner's good faith determination that such an increase would have resulted shall be conclusive. The amount in clause (A) shall be determined on a pro forma or estimated pro forma basis assuming that (1) all of the Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding as of the commencement of such One Year Test Period, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance of Parity Units) had been incurred or assumed, in each case as of the commencement of the One Year Test Period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the personnel expenses that would have been incurred by the Partnership in the operation of the constructed assets and the non-personnel costs and expenses that would have been incurred by the Partnership in the operation of the acquired or constructed assets are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities or, if there are no such similarly situated facilities, as estimated by the General Partner in good faith using such assumptions as in its sole discretion it believes are reasonable.

    If (1) the Partnership makes a Capital Improvement or (2) the Partnership makes an Acquisition for which no financial statements are required to be furnished pursuant to Regulation S-X under the Securities Exchange Act of 1934, then the amount of Adjusted Operating Surplus in clause (A) attributable to such Acquisition or Capital Improvement shall be estimated by the General Partner in good faith using such assumptions as in its sole discretion it believes are reasonable. In determining Adjusted Operating Surplus attributable to an Acquisition or a Capital Improvement, there shall be excluded from the amount in clause (B) above (i) any Operating Surplus attributable to such Acquisition or Capital Improvement (regardless of whether such Operating Surplus is positive or negative), and (ii) for the purpose of calculating the number of outstanding Units, any Units issued to finance the Acquisition or Capital Improvement. The number of Units, excluding any Common Units or other Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement, deemed to be Outstanding for the purpose of calculating the amounts in clause (A) and clause (B) shall be the weighted average number of Units Outstanding during the One Year Test Period. For the purposes of this Section 5.7(b), the term "debt" shall be deemed to include the indebtedness used to extend, refinance, renew, replace or defease debt originally incurred in connection with an Acquisition or Capital Improvement; provided, that, the amount of such extended, refinanced, renewed, replaced or defeased indebtedness does not exceed the principal sum of, plus accrued interest on, the indebtedness so extended, refinanced, renewed, replaced or defeased.

  (c)
  The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the approval of the Unitholders, if the proceeds from such issuance are used exclusively to repay indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units, plus the related distributions on the General Partner Interest in the Partnership in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such additional Units had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such additional Units) would not have exceeded the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

  (d)
  During the Subordination Period, without the prior approval of the holders of a Unit Majority, the Partnership shall not issue any additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are entitled in any Quarter to receive in respect of the Subordination Period any distribution of Available Cash from Operating Surplus before the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter or (ii) that are entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and any Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B).

  (e)
  During the Subordination Period, without the prior approval of the Unitholders, the Partnership may issue additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are not entitled in any Quarter during the Subordination Period to receive any distributions of Available Cash from Operating Surplus until after the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter and (ii) that are not entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B), even if (A) the amount of Available Cash from Operating Surplus to which each such Partnership Security is entitled to receive after the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage have been paid or set aside for payment on the Common Units exceeds the Minimum Quarterly Distribution, or (B) the amount of Net Termination Gain to be allocated to such Partnership Security after Net Termination Gain has been allocated to any Common Units and Parity Units pursuant to Section 6.1(c)(i)(B) exceeds the amount of such Net Termination Gain to be allocated to each Common Unit or Parity Unit.

  (f)
  No fractional Units shall be issued by the Partnership.

        Section 5.8 Conversion of Subordinated Units.

  (a)
  A total of 1,041,250 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2006, in respect of which:

  (i)
  distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

  (ii)
  the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest in the Partnership, during such periods; and

  (iii)
  the Cumulative Common Unit Arrearage on all of the Common Units is zero.

  (b)
  An additional 1,041,250 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2007, in respect of which:

  (i)
  distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

  (ii)
  the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

  (iii)
  the Cumulative Common Unit Arrearage on all of the Common Units is zero;

  provided, however, that the conversion of Subordinated Units pursuant to this Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a).

  (c)
  In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Sections 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

  (d)
  Any Subordinated Units that are not converted into Common Units pursuant to Sections 5.8(a) or (b) shall convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

  (e)
  Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

  (f)
  A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

        Section 5.9 Limited Preemptive Right.

        Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

        Section 5.10 Splits and Combinations.

  (a)
  Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

  (b)
  Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

  (c)
  Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

  (d)
  The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(f) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

        Section 5.11 Fully Paid and Non-Assessable Nature of Limited Partner Interests.

        All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

        Section 6.1 Allocations for Capital Account Purposes.

        For purposes of maintaining the balances of Capital Accounts, the Partnership's items of income, gain, loss and deduction for a taxable period of the Partnership (such items are computed in accordance with Section 5.5(b)) shall be allocated among the Partners first to the extent provided in Section 6.1(d) and then the balance of such items shall be aggregated into Net Income, Net Loss, Net Termination Gain and Net Termination Loss, as the case may be, which shall then be allocated as follows:

  (a)
  Net Income. Net Income for a taxable period of the Partnership shall be allocated as follows:

  (i)
  First, 100% to the General Partner, until the aggregate Net Income allocated pursuant to this sentence for the current taxable period of the Partnership and all previous taxable periods of the Partnership is equal to the aggregate Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods of the Partnership.

  (ii)
  Second, 2% to the General Partner, and 98% to the Unitholders, Pro Rata.

  The items of income, gain, loss and deduction that are included in Net Income for a taxable period of the Partnership shall be allocated in the ratio in which Net Income for such taxable period is allocated.

  (b)
  Net Loss. Net Loss for a taxable period of the Partnership shall be allocated as follows:

  (i)
  First, 2% to the General Partner, and 98% to the Unitholders, Pro Rata; provided, that Net Loss shall not be allocated pursuant to this sentence to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period of the Partnership (or increase any existing deficit balance in its Adjusted Capital Account). The limitation on the allocation of Net Loss that is contained in the preceding sentence is a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d);

  (ii)
  Second, the balance, if any, 100% to the General Partner.

  The items of income, gain, loss and deduction that are included in Net Loss for a taxable period of the Partnership shall be allocated in the ratio in which Net Loss for such taxable period is allocated.

  (c)
  Net Termination Gains and Losses. Allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 for the current and prior taxable periods of the Partnership and for distributions that have been made pursuant to Sections 6.4 and 6.5 but not for distributions made pursuant to Section 12.4.

  (i)
  Net Termination Gain for a taxable period of the Partnership shall be allocated among the Partners in the following manner and the Capital Accounts of the Partners shall be increased by the amount so allocated in each subclause, before an allocation is made pursuant to the next subclause:

  (A)
  First, to each Partner having a deficit balance in its Capital Account, in proportion to such deficit balances until each Partner has been allocated Net Termination Gain equal to any such deficit balance;

  (B)
  Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) Unrecovered Capital at the time plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the "Unpaid MQD") plus (3) any then existing Cumulative Common Unit Arrearage;

  (C)
  Third, if such Net Termination Gain is recognized prior to the expiration of the Subordination Period, 98% to all Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) Unrecovered Capital at the time plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

  (D)
  Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) Unrecovered Capital at the time plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

  (E)
  Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections

        6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount");

      (F)
      Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi) and 6.4(b)(iv) (the sum of (1) plus (2) is hereinafter defined as the "Third Liquidation Target Amount"); and

      (G)
      Finally, any remaining amount 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner.

    (ii)
    Any Net Termination Loss for a taxable period of the Partnership shall be allocated among the Partners in the following manner:

    (A)
    First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero. The limitation on the allocation of Net Termination Loss that is contained in the preceding sentence is a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d);

    (B)
    Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero. The limitation on the allocation of Net Termination Loss that is contained in the preceding sentence is a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d); and

    (C)
    Third, the balance, if any, 100% to the General Partner.

  The items of income, gain, loss and deduction that are included in Net Termination Gain or Net Termination Loss for a taxable period of the Partnership shall be allocated in the ratio in which Net Termination Gain or Net Termination Loss for such taxable period is allocated.

  (d)
  Special Allocations. Prior to making any allocation pursuant to another portion of this Section 6.1 for a taxable period of the Partnership, the following allocations shall be made in the order stated:

  (i)
  Partnership Minimum Gain Chargeback. If there is a net decrease in Partnership Minimum Gain during the taxable period of the Partnership, each Partner shall be allocated items of Partnership income and gain for such taxable period (and, if necessary, subsequent taxable periods of the Partnership) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f) or any successor provision. This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith. The allocations in this portion of Section 6.1(d) are a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

  (ii)
  Partner Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any taxable period of the Partnership, any

      Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such taxable period (and, if necessary, subsequent taxable periods of the Partnership) in the manner and amounts provided in Treasury Regulation Section 1.704-2(i)(4) or any successor provision. This Section 6.1(d)(ii) is intended to comply with the Partner Nonrecourse Debt Minimum Gain chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith. The allocations in this portion of Section 6.1(d) are a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

    (iii)
    Priority Allocations.

    (A)
    First, if the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units during any taxable period of the Partnership is greater on a per Unit basis than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units on a per Unit basis in such taxable period, then (1) there shall be allocated income and gain to each Unitholder receiving such greater distribution until the amount so allocated for the current taxable period and all previous taxable periods pursuant to this clause (1) is equal to (x) the amount by which the distribution on a per Unit basis to such Unitholder exceeds the distribution on a per Unit basis to the Unitholders receiving the smallest distribution multiplied by (y) the number of Units in respect of which such greater distribution was made and (2) the General Partner shall be allocated income and gain in an aggregate amount equal to 2/98ths of the sum of the amounts allocated in clause (1) above.

    (B)
    Second, income and gain for the taxable period shall be allocated (1) to the General Partner until the aggregate amount so allocated pursuant to this sentence for the current taxable period and all previous taxable periods is equal to the amount that has been distributed to the General Partner Interest that is in excess of 2/98ths of the amount that has been distributed to the holders of Units and (2) 100% to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount so allocated pursuant to this sentence for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions, in each case, from the Closing Date to a date 45 days after the end of the current taxable period. Any partial allocation pursuant to this Section 6.1(d)(iii)(B) shall be divided between the General Partner and the holders of Incentive Distribution Rights in proportion to their rights to the total distribution that could then be made.

    (iv)
    Qualified Income Offset. In the event any Partner unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of income and gain shall be allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustment, allocation or distribution as quickly as possible. The allocations in this portion of Section 6.1(d) are a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

    (v)
    Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period of the Partnership in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to

      Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be allocated items of income and gain in the amount of such excess; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement. The allocations in this portion of Section 6.1(d) are a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

    (vi)
    Nonrecourse Deductions. Nonrecourse Deductions for the taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in good faith that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner may, upon notice to the other Partners, revise the prescribed ratio in order to satisfy such safe harbor requirements. The allocations in this portion of Section 6.1(d) are a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

    (vii)
    Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for the taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated among such Partners in accordance with the manner in which they share such Economic Risk of Loss. The allocations in this portion of Section 6.1(d) are a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

    (viii)
    Nonrecourse Liabilities. The portion of the Nonrecourse Liabilities of the Partnership that are allocable pursuant to Treasury Regulation Section 1.752-3(a)(3) shall be allocated among the Partners in accordance with their Percentage Interests. The allocations of Nonrecourse Liabilities that may be made as provided in Treasury Regulation Section 1.752-3(a)(2) are to be made as determined by the General Partner in its sole discretion.

    (ix)
    Economic Uniformity. At the election of the General Partner with respect to any taxable period of the Partnership ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of income and gain for such taxable period shall be allocated 100% to Partners holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in proportion to the number of Final Subordinated Units held by such Partners, until each such Partner has been allocated the amount which increases the Capital Account of each Final Subordinated Unit to the Per Unit Capital Amount for a Common Unit.

    (x)
    Curative Allocations.

    (A)
    Allocations are to be made pursuant to this Section 6.1(d)(x)(A) so that the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to Section 6.1 (including allocations made pursuant to this Section 6.1(d)(x)) is equal to the net amount of such items that would have been allocated to each such Partner under this Section 6.1 if the Required Allocations and this Section 6.1(d)(x)(A) had not been included in this Section 6.1; provided that Required Allocations relating to

        (1)
        Nonrecourse Deductions shall not be taken into account for purposes of this sentence except to the extent that there has been a decrease in Partnership Minimum Gain and

        (2)
        Partner Nonrecourse Deductions shall not be taken into account for purposes of this sentence except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain and shall then in either case be taken into account only to the extent the General Partner reasonably determines that such allocations are not likely to be offset by subsequent Required Allocations.

      (B)
      The General Partner shall have reasonable discretion, with respect to each taxable period of the Partnership, to (1) apply the provisions of Section 6.1(d)(x)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations and (2) divide all allocations pursuant to Section 6.1(d)(x)(A) among the Partners in a manner that is likely to minimize such economic distortions.

    (xi)
    Corrective Allocations.

    (A)
    Upon the occurrence of a Book-Down Event (the "Current Book-Down Event") after one or more Book-Up Events has occurred, the General Partner shall determine for each Partner the difference (the "Net Effect for the Partner") between

    (1)
    the amount that would be the balance of the Capital Account of such Partner pursuant to this Agreement after the Current Book-Down Event taking into account the provisions of this Agreement other than this Section 6.1(d)(xi)(A) as to the effect of the Current Book-Down Event and

    (2)
    the amount that would be the balance of the Capital Account of the Partner if the increases and decreases in Carrying Values that occurred in earlier Book-Up Events and Book-Down Events had been reduced or eliminated (doing so in inverse order) so that the Current Book-Down Event would not have generated a change in the aggregate Carrying Value of the Partnership's assets.

        Thereafter, the items of income, gain, loss and deduction that the Partnership recognizes (whether in the Current Book-Down Event or otherwise) shall be allocated first among the Partners so that to the greatest extent possible the Net Effect for each Partner is eliminated, and the balance of such items shall then be allocated as otherwise provided in this Section 6.1.

      (B)
      Any Net Termination Loss that is recognized and so characterized without regard to this Section 6.1(d)(xi)(B), shall be allocated among the Partners so as to reverse first the allocations of any Net Termination Gain that was recognized in a prior taxable period to the extent thereof and to reverse second the effect of any Book-Up Event that has not theretofore been eliminated pursuant to Section 6.1(d)(xi)(A). Any balance of the Net Termination Loss shall then be allocated as provided in Section 6.1(c)(ii).

      (C)
      The purpose of this Section 6.1(d)(xi) is to prevent a Partner from being adversely affected by the occurrence of a Book-Up Event and its later reversal by a Book-Down Event or by a Net Termination Gain and its later reversal by a Net Termination Loss. Any application of this Section 6.1(d)(xi) that is made in good faith by the General Partner shall be conclusive.

      The items of income, gain, loss and deduction that are included in an aggregate that is allocated pursuant to a provision of this Section 6.1(d) for a taxable period of the Partnership shall be allocated in the ratio that such aggregate was allocated.

        Section 6.2 Allocations for Tax Purposes.

  (a)
  Except as otherwise provided in this Section 6.2, each item of income, gain, loss and deduction that is recognized by the Partnership for federal income tax purposes shall be allocated among the Partners with reference to the allocations of the corresponding items pursuant to Section 6.1.

  (b)
  The Partnership shall make the allocations that are required by Section 704(c) of the Code with respect to the difference between the fair market value and adjusted basis for federal income tax purposes of any asset that the Partnership holds on the Closing Date using remedial allocations within the meaning of Treasury Regulation Section 1.704-3(d) or any other method selected by the General Partner in its sole discretion. The Partnership shall, at any other time that it acquires property with respect to which it must make allocations for federal income tax purposes pursuant to Section 704(c) of the Code, make such allocations using remedial allocations within the meaning of Treasury Regulation Section 1.704-3(d) or any other method selected by the General Partner in its sole discretion. The Partnership shall make any "reverse section 704(c) allocations," within the meaning of Treasury Regulation Section 1.704-3(a)(6), that may be made upon an adjustment in Carrying Values pursuant to Section 5.5(d) or at any other time that the General Partner determines in its sole discretion that the Partnership should make "reverse section 704(c) allocations" as "remedial allocations" as set out in Treasury Regulation Section 1.704-3(d) or under any other method that the General Partner determines in its sole discretion that the Partnership should use. The Partnership shall make "reverse section 704(c) allocations" in respect of the contributions that occur on the Closing Date. The General Partner may cause the Partnership to make agreements as to the manner in which Section 704(c) allocations shall be made upon the acquisition by the Partnership of property in exchange for a Partnership Interest or reverse Section 704(c) allocations shall be made with respect to the assets of the Partnership upon the issuance by the Partnership of a Partnership Interest. The Partnership shall, for federal income tax purposes, allocate any deduction that it recognizes for federal income tax purposes in respect of a Section 721 Contingent Obligation and that is identifiable to the amount at which such Section 721 Contingent Obligation was valued on the assumption of such Section 721 Contingent Obligation or upon the acquisition of property to which such Section 721 Contingent Obligation was subject to the Partner from whom such Section 721 Contingent Obligation was assumed or to the Partner who transferred such property to the Partnership unless the General Partner determines that applicable law requires another allocation.

  (c)
  For the proper administration of the Partnership and to facilitate the calculation of the items of income, gain, loss and deduction that are allocated to the Partners for federal, state or local income tax purposes and to take into account the effect of the Section 754 election that the Partnership is to make, the General Partner shall have sole discretion (i) to adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) to make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) to amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof) or to facilitate the calculation of such adjustments that are required by the Section 754 election from the information that is known by the Partnership, such as the date of the purchase of a Limited Partner Interest and the amount that is paid therefor.

  (d)
  The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code that is attributable to unrealized appreciation in any Partnership property (to the extent of the unamortized difference between Carrying Value and adjusted basis for federal income tax purposes or if more than one adjustment to Carrying Value has been made to the extent of any unamortized increment between Carrying Value and the immediately prior Carrying Value) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions that it determines are appropriate.

  (e)
  Any gain allocated to a Partner upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible be characterized as Recapture Income to the same extent as such Partner (or its predecessor in interest) has been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

  (f)
  All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

  (g)
  Each item of Partnership income, gain, loss and deduction that is allocated to a Partner Interest that is transferred during a calendar year shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) such items for the period beginning on the Closing Date and ending on the last day of the month in which the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner in its sole discretion, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary or appropriate in its sole discretion, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

        Section 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

  (a)
  Within 45 days following the end of each Quarter commencing with the Quarter ending on March 31, 2004, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the

    Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

  (b)
  Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

  (c)
  The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

  (d)
  Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

  (e)
  Each Unitholder agrees to subordinate any distributions that such Unitholder is entitled to receive pursuant to Section 6.4, 6.5 or 12.4 to the prior payment of any amounts due on the MARAD Guaranteed Indebtedness; provided that the foregoing does not restrict the ability of the Partnership to make distributions of Available Cash pursuant to Section 6.4 or Section 6.5 to the extent otherwise permitted by the terms of the MARAD Guaranteed Indebtedness. In the event and during the continuation of a default or event of default under the MARAD Guaranteed Indebtedness, each Unitholder agrees to subordinate any distributions that such Unitholder is entitled to receive pursuant to Section 6.4, 6.5 or 12.4 and any other amounts owed such Unitholder by the Partnership to the prior payment of any amounts due on the MARAD Guaranteed Indebtedness.

        Section 6.4 Distributions of Available Cash from Operating Surplus.

  (a)
  During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

  (i)
  First, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

  (ii)
  Second, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

  (iii)
  Third, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

    (iv)
    Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

    (v)
    Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

    (vi)
    Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

    (vii)
    Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

    provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

  (b)
  After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

  (i)
  First, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

  (ii)
  Second, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

  (iii)
  Third, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

  (iv)
  Fourth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

  (v)
  Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

    provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

        Section 6.5 Distributions of Available Cash from Capital Surplus.

        Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

        Section 6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

  (a)
  The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

  (b)
  The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 6.9.

        Section 6.7 Special Provisions Relating to the Holders of Subordinated Units.

  (a)
  Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(ix) and 6.7(b).

  (b)
  A Unitholder holding a Subordinated Unit which has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person which is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit; provided, however, that the comparison of such federal income tax characteristics shall be made by comparing the federal income tax characteristics of an Initial Common Unit and the converted Subordinated Unit in the hands of a purchaser for cash. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(ix); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

        Section 6.8 Special Provisions Relating to the Holders of Incentive Distribution Rights.

        Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

        Section 6.9 Entity-Level Taxation.

        If legislation is enacted or the interpretation of existing language is modified by a governmental taxing authority so that a Group Member is treated as an association taxable as a corporation or is otherwise subject to an entity-level tax for federal, state or local income tax purposes, then the General Partner shall estimate for each Quarter the Partnership Group's aggregate liability (the "Estimated Incremental Quarterly Tax Amount") for all such income taxes that are payable by reason of any such new legislation or interpretation; provided that any difference between such estimate and the actual tax liability for such Quarter that is owed by reason of any such new legislation or interpretation shall be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be the amounts therefor that are set out herein without regard to this Section 6.9 multiplied by (a) Available Cash with respect to such Quarter divided by (b) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter. The General Partner shall determine the Estimated Incremental Quarterly Tax Amounts in good faith using such assumptions as in its sole discretion it believes are reasonable. Any such determination shall be conclusive. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

        Section 7.1 Management.

  (a)
  The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

  (i)
  the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

  (ii)
  the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

  (iii)
  the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

  (iv)
  the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of the Partnership Group; and the making of capital contributions to any member of the Partnership Group;

  (v)
  the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

  (vi)
  the distribution of Partnership cash;

  (vii)
  the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

  (viii)
  the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

    (ix)
    the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

    (x)
    the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

    (xi)
    the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

    (xii)
    the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

    (xiii)
    unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities; and

    (xiv)
    the undertaking of any action in connection with the Partnership's participation in any Group Member as a member or partner.

  (b)
  Notwithstanding any other provision of this Agreement, the Operating Partnership Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, the Operating Partnership Agreement, any other limited liability company or partnership agreement of any other Group Member and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

        Section 7.2 Certificate of Limited Partnership.

        The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

        Section 7.3 Restrictions on the General Partner's Authority.

  (a)
  The General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.

  (b)
  Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership and its subsidiaries taken as a whole without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a lien, encumbrance or security interest in all or substantially all of the assets of the Partnership or the Operating Partnership and shall not apply to any forced sale of any or all of the assets of the Partnership or the Operating Partnership pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Partnership Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a partner of the Operating Partnership, in either case, that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

        Section 7.4 Reimbursement of the General Partner.

  (a)
  Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

  (b)
  The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the

    discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

  (c)
  Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest pursuant to Section 4.6.

        Section 7.5 Outside Activities.

  (a)
  After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership or the Operating Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its Affiliates not to, engage in any Restricted Business.

  (b)
  K-Sea Investors, L.P., K-Sea Transportation LLC, K-Sea Acquisition Corp., EW Holding Corp., K-Sea Transportation Corp., K-Sea GP, the General Partner, the Partnership, K-Sea OLP GP LLC and the Operating Partnership have been entered into the Omnibus Agreement, which agreement sets forth certain restrictions on the ability of K-Sea Investors, L.P. and its Affiliates to engage in Restricted Businesses.

  (c)
  Except as specifically restricted by Section 7.5(a), the Omnibus Agreement and any other agreement between an Indemnitee and a Group Member, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Operating Partnership Agreement, the limited liability company or partnership agreements of any other Group Member or the partnership relationship established hereby in any business ventures of any Indemnitee.

  (d)
  Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of the General Partner's fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partner and the Indemnitees shall have no obligation to present business opportunities to the Partnership.

  (e)
  The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of the General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

  (f)
  The term "Affiliates" when used in Section 7.5(a) and Section 7.5(e) with respect to the General Partner shall not include (i) any Group Member or any Subsidiary of the Group Member, or (ii) FS Private Investments LLC and its affiliated funds, any subsequent funds managed by Brian P. Friedman or James L. Luikart or funds managed by an entity controlled by Brian P. Friedman or James L. Luikart.

  (g)
  Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Sections 7.7, 7.8, 7.9, 7.10 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.5.

        Section 7.6 Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

  (a)
  The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member). The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

  (b)
  The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as General Partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(b) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(b).

  (c)
  The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

  (d)
  Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(d) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Contribution Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

  (e)
  The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

  (f)
  Without limitation of Sections 7.6(a) through 7.6(e), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

        Section 7.7 Indemnification.

  (a)
  To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

  (b)
  To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

  (c)
  The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

  (d)
  The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

  (e)
  For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

  (f)
  In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

  (g)
  An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

  (h)
  The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

  (i)
  No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

        Section 7.8 Liability of Indemnitees.

  (a)
  Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

  (b)
  Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

  (c)
  To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

  (d)
  Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership's and General Partner's directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

        Section 7.9 Resolution of Conflicts of Interest.

  (a)
  Unless otherwise expressly provided in this Agreement, the Operating Partnership Agreement or any other limited liability company or partnership agreement of any other Group Member whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, the Operating Partnership, any other Group Member, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Operating Partnership Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval (as long as the material facts known to the General Partner or any of its Affiliates regarding any proposed transaction were disclosed to the Conflicts Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Conflicts Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

  (b)
  Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, any other Group Member, any Limited Partner or any Assignee, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Partnership Agreement, the limited liability company or partnership agreement of any other Group Member, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed 2% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

  (c)
  Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

  (d)
  The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

        Section 7.10 Other Matters Concerning the General Partner.

  (a)
  The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

  (b)
  The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

  (c)
  The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

  (d)
  Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

        Section 7.11 Purchase or Sale of Partnership Securities.

        The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities, and such Partnership Securities shall be held by the Partnership as treasury securities unless they are expressly cancelled by action of an appropriate officer of the General Partner; provided that, except as permitted pursuant to Section 4.9 and Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

        Section 7.12 Registration Rights of the General Partner and its Affiliates.

  (a)
  If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of the General Partner or any of its Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

  (b)
  If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the securities of the Holder once the registration statement is declared by the Commission to be effective, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

  (c)
  If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

  (d)
  The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

  (e)
  Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

        Section 7.13 Reliance by Third Parties.

        Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

        Section 8.1 Records and Accounting.

        The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

        Section 8.2 Fiscal Year.

        The fiscal year of the Partnership shall be a fiscal year ending December 31.

        Section 8.3 Reports.

  (a)
  As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

  (b)
  As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

        Section 9.1 Tax Returns and Information.

        The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on a taxable year ending on December 31 or such other period as may be required by law, as determined by the General Partner in good faith. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

        Section 9.2 Tax Elections.

  (a)
  The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

  (b)
  The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

  (c)
  Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

        Section 9.3 Tax Controversies.

        Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

        Section 9.4 Withholding.

        The General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to the then applicable provision of this Agreement in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

        Section 10.1 Admission of Initial Limited Partners.

  (a)
  The General Partner, K-Sea Transportation LLC, a Delaware limited liability company, EW Holding Corp., a New York corporation, and K-Sea Transportation Corp., a New York corporation, were admitted to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them on the Interim Closing Date as described in Section 5.1(b).

  (b)
  Upon the issuance by the Partnership of Common Units to the Underwriters as described in Section 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units issued to them.

        Section 10.2 Admission of Substituted Limited Partners.

        By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee.

An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner. Notwithstanding the above, if an Assignee is not a U.S. citizen, such Assignee will not be entitled to give written directions or instructions to the General Partner in respect of such voting rights, and the General Partner shall exercise such voting rights in its discretion.

        Section 10.3 Admission of Successor General Partner.

        A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

        Section 10.4 Admission of Additional Limited Partners.

  (a)
  A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner

  (i)
  evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

  (ii)
  such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner.

  (b)
  Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

        Section 10.5 Amendment of Agreement and Certificate of Limited Partnership.

        To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

        Section 11.1 Withdrawal of the General Partner.

  (a)
  The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

  (i)
  The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

  (ii)
  The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

  (iii)
  The General Partner is removed pursuant to Section 11.2;

  (iv)
  The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

  (v)
  A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

  (vi)
  (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

    If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

  (b)
  Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on December 31, 2013, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on December 31, 2013, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

        Section 11.2 Removal of the General Partner.

        The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

        Section 11.3 Interest of Departing Partner and Successor General Partner.

  (a)
  In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing

    Partner shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest), if any, in the other Group Members and all of its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.

        For purposes of this Section 11.3(a), the fair market value of the Departing Partner's Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

  (b)
  If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

  (c)
  If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to 2/98ths of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to the 2% of all Partnership allocations and distributions to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 2%.

        Section 11.4 Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

        Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis and (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished, provided that the removed General Partner's rights under Section 6.1(d)(ix) shall not be adversely affected.

        Section 11.5 Withdrawal of Limited Partners.

        No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

        Section 12.1 Dissolution.

        The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

  (a)
  an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

  (b)
  an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

  (c)
  the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

  (d)
  the sale of all or substantially all of the assets and properties of the Partnership Group.

Notwithstanding anything to the contrary in this Agreement, so long as any MARAD Guaranteed Indebtedness is outstanding:

  (i)
  neither the Partnership nor the General Partner shall take any action within its control that would result in a dissolution of the Partnership pursuant to Section 12.1 unless the holders of a Unit Majority have prior thereto taken action to reconstitute the Partnership and continue the business of the Partnership after such dissolution in accordance with Section 12.2; and

  (ii)
  the Unitholders will not exercise any right to remove the General Partner pursuant to Section 11.2 unless they have first elected a successor General Partner in accordance with such section such that the removal will not cause a dissolution of the Partnership pursuant to Section 12.1.

        Section 12.2 Continuation of the Business of the Partnership After Dissolution.

        Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor general partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

  (i)
  the reconstituted Partnership shall continue unless earlier dissolved in accordance with this Article XII;

  (ii)
  if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

  (iii)
  all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor General Partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Partnership or any other Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

        Section 12.3 Liquidator.

        Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this

Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

        Section 12.4 Liquidation.

        The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

  (a)
  The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

  (b)
  Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

  (c)
  All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

        Section 12.5 Cancellation of Certificate of Limited Partnership.

        Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

        Section 12.6 Return of Contributions.

        The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

        Section 12.7 Waiver of Partition.

        To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

        Section 12.8 Capital Account Restoration.

        No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

        Section 13.1 Amendment to be Adopted Solely by the General Partner.

        Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

  (a)
  a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

  (b)
  admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

  (c)
  a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

  (d)
  a change that, in the discretion of the General Partner, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii) is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

  (e)
  a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

  (f)
  an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

  (g)
  subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

  (h)
  any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

  (i)
  an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

  (j)
  an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

  (k)
  a merger or conveyance pursuant to Section 14.3(d); or

  (l)
  any other amendments substantially similar to the foregoing.

        Notwithstanding the foregoing, the General Partner may not amend any provision of this Agreement in violation of the terms of any outstanding MARAD Guaranteed Indebtedness.

        Section 13.2 Amendment Procedures.

  (a)
  Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

  (b)
  Notwithstanding the other provisions hereof, two or more Partners (the "Agreeing Partners") may with the consent of the General Partner, which consent may be granted or withheld in the sole discretion of the General Partner, enter into an agreement (a "Distribution Sharing Agreement") so as to provide for the division between the Agreeing Partners of amounts that would otherwise be distributed pursuant to the provisions hereof in respect of Units (the "Identified Units") that are held by them, provided that the General Partner determines, in its discretion, that such Distribution Sharing Agreement will not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect. The General Partner may condition any consent upon an agreement as to the manner in which the items of income, gain, loss, deduction and credit of the Partnership that would be allocated to the holders of the Identified Units will be divided among the Agreeing Partners and upon other matters. Any such Distribution Sharing Agreement will be treated as a part of this Agreement as though it were set out herein verbatim but it shall not affect the ability of the Partners to change the rights of the holders of the Identified Units to distributions pursuant to the provisions hereof determined without regard to the Distribution Sharing Agreement. Any such Distribution Sharing Agreement may be amended from time to time by the parties thereto to release the provisions thereof after which distributions shall be made to the holders of the Identified Units as is provided herein.

        Section 13.3 Amendment Requirements.

  (a)
  Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

  (b)
  Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change Section 12.1(b), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(b), give any Person the right to dissolve the Partnership.

  (c)
  Except as provided in Section 14.3, and without limitation of the General Partner's authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

  (d)
  Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

  (e)
  Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

        Section 13.4 Special Meetings.

        All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

        Section 13.5 Notice of a Meeting.

        Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

        Section 13.6 Record Date.

        For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

        Section 13.7 Adjournment.

        When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

        Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes.

        The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

        Section 13.9 Quorum.

        The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

        Section 13.10 Conduct of a Meeting.

        The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

        Section 13.11 Action Without a Meeting.

        If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities

Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

        Section 13.12 Voting and Other Rights.

  (a)
  Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

  (b)
  With respect to Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER

        Section 14.1 Authority.

        The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

        Section 14.2 Procedure for Merger or Consolidation.

        Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

  (a)
  the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

  (b)
  the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

  (c)
  the terms and conditions of the proposed merger or consolidation;

  (d)
  the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

  (e)
  a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

  (f)
  the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

  (g)
  such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

        Section 14.3 Approval by Limited Partners of Merger or Consolidation.

  (a)
  Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

  (b)
  Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

  (c)
  Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

  (d)
  Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion, without Limited Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

        Section 14.4 Certificate of Merger.

        Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

        Section 14.5 Effect of Merger.

  (a)
  At the effective time of the certificate of merger:

  (i)
  all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

  (ii)
  the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

  (iii)
  all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

  (iv)
  all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

  (b)
  A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

        Section 15.1 Right to Acquire Limited Partner Interests.

  (a)
  Notwithstanding any other provision of this Agreement, if at any time more than 80% of the total Limited Partner Interests of any class then Outstanding is held by the General Partner and its Affiliates, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner

    Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

  (b)
  If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

  (c)
  At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

        Section 16.1 Addresses and Notices.

        Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

        Section 16.2 Further Action.

        The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

        Section 16.3 Binding Effect.

        This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

        Section 16.4 Integration.

        This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

        Section 16.5 Creditors.

        None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership, except the Secretary with respect to MARAD Guaranteed Indebtedness.

        Section 16.6 Waiver.

        No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

        Section 16.7 Counterparts.

        This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

        Section 16.8 Applicable Law.

        This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

        Section 16.9 Invalidity of Provisions.

        If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

        Section 16.10 Consent of Partners.

        Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER: K-SEA GENERAL PARTNER L.P.
By: K-Sea General Partner GP LLC
By:	Timothy J. Casey President
NEW K-SEA TRANSPORTATION LLC:

By:

EW HOLDING CORP.

By:

K-SEA TRANSPORTATION CORP.

By:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner.

 EXHIBIT A
to the Second Amended and Restated
Agreement of Limited Partnership of
K-Sea Transportation Partners L.P.
Certificate Evidencing Common Units
Representing Limited Partner Interests in
K-Sea Transportation Partners L.P.

        No.                                                                                                    Common Units

CUSIP 48268Y 10 1

See reverse for certain definitions

        In accordance with Section 4.1 of the Second Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P., as amended, supplemented or restated from time to time (the "Partnership Agreement"), K-Sea Transportation Partners L.P., a Delaware limited partnership (the "Partnership"), hereby certifies that                                          (the "Holder") is the registered owner of                                          Common Units representing limited partner interests in the Partnership (the "Common Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 3245 Richmond Terrace, Staten Island, New York 10303. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

        The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

        This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

        Witness the facsimile Seal of the Partnership and the facsimile signatures of its duly authorized officers.

K-Sea Transportation Partners L.P.		Dated:

By:	K-Sea General Partner L.P., its General Partner	Countersigned and Registered:
By:	K-Sea General Partner GP LLC, its General Partner
By:

	President and Chief Executive Officer	Transfer Agent and Registrar
By:		By:

	Secretary		Authorized Signature

[Reverse of Certificate]

ABBREVIATIONS

        The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM—	as tenants in common	UNIF GIFT MIN ACT
TEN ENT—	as tenants by the entireties		Custodian
		(Minor)		(Cust)
JT TEN—	as joint tenants with the right of survivorship and not as tenants in common	under Uniform Gifts to Minors Act (State)

        Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS
in
K-SEA TRANSPORTATION PARTNERS L.P.
IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
DUE TO TAX SHELTER STATUS OF K-SEA TRANSPORTATION PARTNERS L.P.

        You have acquired an interest in K-Sea Transportation Partners L.P., 3245 Richmond Terrace, Staten Island, New York 10303, whose taxpayer identification number is 20-0194477. The Internal Revenue Service has issued K-Sea Transportation Partners L.P. the following tax shelter registration number:                                          .

        YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN K-SEA TRANSPORTATION PARTNERS L.P.

        You must report the registration number as well as the name and taxpayer identification number of K-Sea Transportation Partners L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN K-SEA TRANSPORTATION PARTNERS L.P.

        If you transfer your interest in K-Sea Transportation Partners L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number, (b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of K-Sea Transportation Partners L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

        ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

        FOR VALUE RECEIVED,                                          hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address including zip code of Assignee)	(Please insert Social Security or other identifying number of Assignee)

                                                   Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                                          as its attorney-in-fact with full power of substitution to transfer the same on the books of K-Sea Transportation Partners L.P.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15
Signature(s) Guaranteed		(Signature) (Signature)

        No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

 EXHIBIT B
to the Second Amended and Restated
Agreement of Limited Partnership of
K-Sea Transportation Partners L.P.
Certificate Evidencing Common Units
Representing Limited Partner Interests in
K-Sea Transportation Partners L.P.

        APPLICATION FOR TRANSFER OF COMMON UNITS

        The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

        The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Second Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership for the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a Party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:
Social Security or other identifying number of Assignee	Signature of Assignee
Purchase Price including commissions, if any	Name and Address of Assignee
1.	Type of Entity (check one):
☐	Individual	☐	Partnership	☐	Corporation
☐	Trust	☐	Other (Describe)
2.	Nationality (for taxation purposes) (check one):
☐	U.S. Citizen	☐	Non-resident Alien
☐	Foreign Corporation

If a U.S. Citizen, Resident or Domestic Entity box is checked, Certification B-1 must be completed.

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies as set forth in B-1 (or, if applicable, certifies the following on behalf of itself and the interestholder).

3.	Citizenship (for Maritime purposes—see Maritime Citizenship definitions below) (check one):
☐	Citizen of the United States	☐	Non-Citizen of the United States

If a Citizen of the United States box is checked, Certification B-2 must be completed.

Under Part 67 of Title 46 of the Code of Federal Regulations (CFR), if the undersigned is an individual, the undersigned is deemed a Citizen of the United States (for maritime purposes) if the undersigned is:

  •
  native born, or

  •
  naturalized, or

  •
  a derivative Citizen of the United States, or

  •
  otherwise qualifies as a United States Citizen.

If the undersigned is a Partnership, Limited Liability Company or Limited Partnership, the entity is deemed a Citizen of the United States (for maritime purposes) if the undersigned is:

  •
  organized under the laws of the United States or a State, and

  •
  each general partner or manager is a Citizen of the United States, and

  •
  not less than 75.0% of the interest and voting power of the partnership, limited liability company or limited partnership is ultimately held by Citizens of the United States free of any voting trust, fiduciary arrangement or other agreement, arrangement or understanding whereby non-citizens may directly or indirectly assert control.(1)

If the undersigned is a Corporation, the undersigned is deemed a Citizen of the United States (for maritime purposes) if the undersigned is:

  •
  organized under the laws of the United States or a State, and

  •
  each of its president or other chief executive and the chairman of its board of directors is a Citizen of the United States, and

  •
  no more than a minority of the number of its directors necessary to constitute a quorum for the transaction of business are non-Citizens of the United States, and

  •
  not less than 75.0% of the shares (beneficially and of record) are owned by Citizens of the United States.(2)

        In addition to this transfer application and its related certification, if the assignee will hold more than 5% of the total common units of the Partnership as a result of this transaction, the assignee must execute and deliver a separate affidavit of citizenship in form and substance approved by MARAD.

(1)
If the stock, partnership interest, limited liability company interest or any other interest is owned by a corporation, partnership, limited liability company or other entity, each such entity must qualify as a Citizen of the United States and must complete an Application for Transfer of Common Units. Correspondingly, if the ownership interest is divided into classes, groups, etc., the U.S. citizenship requirements will apply to each such class or group of partnership interest and Application for Transfer of Common Units.

(2)
If the undersigned is a trust, joint venture, association or other entity, the undersigned is deemed a Citizen of the United States (for maritime purposes) if (a) all of the members and beneficiaries of the trust, joint venture, association or other entity are Citizens of the United States, (b) the trustee or other representative of the undersigned is a Citizen of the United States, and (c) not less than 75.0% of the interest and voting power of the trust, joint venture, association or other entity is ultimately held by Citizens of the United States.

Certification B-1

Complete Either A or B:

  A.
  Individual Interestholder

  1.
  I am not a non-resident alien for purposes of U.S. income taxation.

  2.
  My U.S. taxpayer identification number (Social Security Number) is        .

  3.
  My home address is        .

  B.
  Partnership, Corporation or Other Interestholder

  1.
  is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

  2.
  The interestholder's U.S. employer identification number is        .

  3.
  The interestholder's office address and place of incorporation (if applicable) is        .

        The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

        The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

        Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Assignee
Signature and Date
Title (if applicable)

Note:    If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

Certification B-2

        Complete Either A or B or C:

  A.
  Individual Interestholder

  I certify that I qualify as a United States Citizen (as defined in the Application for Transfer of Common Units to which this Certification is attached) because:

    1.
    I am native born, or

    2.
    I am naturalized, or

    3.
    I am a derivative citizen, or

    4.
    I otherwise qualify as a United States Citizen.

  B.
  Partnership, Limited Liability Company, Limited Partnership, or Other Interestholder

  1.
  is a United States Citizen (as defined in the Application for Transfer of Common Units to which this Certification is attached), and

  2.
  is organized under the laws of the United States or a State, and

  3.
  Each general partner or manager is a United States Citizen, and

  4.
  Not less than 75.0% of the interest and voting power in            is ultimately held by United States Citizens.

  C.
  Corporation

  1.
  is a United States Citizen (as defined in the Application for Transfer of Common Units to which this certification is attached), and

  2.
  is organized under the laws of the United States or a State, and

  3.
  The president or other chief executive and the chairman of the board of directors is a citizen (if relevant), and

  4.
  No more than a minority of directors necessary to constitute a quorum for the transaction of business are non-citizens, and

  5.
  Not less than 75.0% of the interest and voting power in            is ultimately held by United States Citizens.

  D.
  Trust

  1.
  is a United States Citizen (as defined in the Application for Transfer of Common Units to which this certification is attached), and

  2.
  The trustee or other representative of                is a United States Citizen, and

  3.
  Not less than 75.0% of the interest and voting power in                is ultimately held by United States Citizens.

        Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Assignee
Signature and Date
Title (if applicable)

Note:    If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or agent of any of the foregoing, the above certification shall be made both as to (a) such broker, dealer, bank, trust company, clearing corporation, other nominee owner or agent and (b) any person for whom the Assignee will hold the Common Units based on a similar certification from such beneficial owner.

APPENDIX B

        APPLICATION FOR TRANSFER OF COMMON UNITS

        The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

        The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Second Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership for the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a Party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:
Social Security or other identifying number of Assignee	Signature of Assignee
Purchase Price including commissions, if any	Name and Address of Assignee
1.	Type of Entity (check one):
☐	Individual	☐	Partnership	☐	Corporation
☐	Trust	☐	Other (Describe)
2.	Nationality (for taxation purposes) (check one):
☐	U.S. Citizen	☐	Non-resident Alien
☐	Foreign Corporation

If a U.S. Citizen, Resident or Domestic Entity box is checked, Certification B-1 must be completed.

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies as set forth in B-1 (or, if applicable, certifies the following on behalf of itself and the interestholder).

3.	Citizenship (for Maritime purposes—see Maritime Citizenship definitions below) (check one):
☐	Citizen of the United States	☐	Non-Citizen of the United States

If a Citizen of the United States box is checked, Certification B-2 must be completed.

Under Part 67 of Title 46 of the Code of Federal Regulations (CFR), if the undersigned is an individual, the undersigned is deemed a Citizen of the United States (for maritime purposes) if the undersigned is:

  •
  native born, or

  •
  naturalized, or

  •
  a derivative Citizen of the United States, or

  •
  otherwise qualifies as a United States Citizen.

If the undersigned is a Partnership, Limited Liability Company or Limited Partnership, the entity is deemed a Citizen of the United States (for maritime purposes) if the undersigned is:

  •
  organized under the laws of the United States or a State, and

  •
  each general partner or manager is a Citizen of the United States, and

  •
  not less than 75.0% of the interest and voting power of the partnership, limited liability company or limited partnership is ultimately held by Citizens of the United States free of any voting trust, fiduciary arrangement or other agreement, arrangement or understanding whereby non-citizens may directly or indirectly assert control.(1)

If the undersigned is a Corporation, the undersigned is deemed a Citizen of the United States (for maritime purposes) if the undersigned is:

  •
  organized under the laws of the United States or a State, and

  •
  each of its president or other chief executive and the chairman of its board of directors is a Citizen of the United States, and

  •
  no more than a minority of the number of its directors necessary to constitute a quorum for the transaction of business are non-Citizens of the United States, and

  •
  not less than 75.0% of the shares (beneficially and of record) are owned by Citizens of the United States.(2)

        In addition to this transfer application and its related certification, if the assignee will hold more than 5% of the total common units of the Partnership as a result of this transaction, the assignee must execute and deliver a separate affidavit of citizenship in form and substance approved by MARAD.

(1)
If the stock, partnership interest, limited liability company interest or any other interest is owned by a corporation, partnership, limited liability company or other entity, each such entity must qualify as a Citizen of the United States and must complete an Application for Transfer of Common Units. Correspondingly, if the ownership interest is divided into classes, groups, etc., the U.S. citizenship requirements will apply to each such class or group of partnership interest and Application for Transfer of Common Units.

(2)
If the undersigned is a trust, joint venture, association or other entity, the undersigned is deemed a Citizen of the United States (for maritime purposes) if (a) all of the members and beneficiaries of the trust, joint venture, association or other entity are Citizens of the United States, (b) the trustee or other representative of the undersigned is a Citizen of the United States, and (c) not less than 75.0% of the interest and voting power of the trust, joint venture, association or other entity is ultimately held by Citizens of the United States.

Certification B-1

Complete Either A or B:

  A.
  Individual Interestholder

  1.
  I am not a non-resident alien for purposes of U.S. income taxation.

  2.
  My U.S. taxpayer identification number (Social Security Number) is        .

  3.
  My home address is        .

  B.
  Partnership, Corporation or Other Interestholder

  1.
  is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

  2.
  The interestholder's U.S. employer identification number is        .

  3.
  The interestholder's office address and place of incorporation (if applicable) is        .

        The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

        The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

        Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Assignee
Signature and Date
Title (if applicable)

Note:    If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

Certification B-2

        Complete Either A or B or C:

  A.
  Individual Interestholder

  I certify that I qualify as a United States Citizen (as defined in the Application for Transfer of Common Units to which this Certification is attached) because:

    1.
    I am native born, or

    2.
    I am naturalized, or

    3.
    I am a derivative citizen, or

    4.
    I otherwise qualify as a United States Citizen.

  B.
  Partnership, Limited Liability Company, Limited Partnership, or Other Interestholder

  1.
  is a United States Citizen (as defined in the Application for Transfer of Common Units to which this Certification is attached), and

  2.
  is organized under the laws of the United States or a State, and

  3.
  Each general partner or manager is a United States Citizen, and

  4.
  Not less than 75.0% of the interest and voting power in            is ultimately held by United States Citizens.

  C.
  Corporation

  1.
  is a United States Citizen (as defined in the Application for Transfer of Common Units to which this certification is attached), and

  2.
  is organized under the laws of the United States or a State, and

  3.
  The president or other chief executive and the chairman of the board of directors is a citizen (if relevant), and

  4.
  No more than a minority of directors necessary to constitute a quorum for the transaction of business are non-citizens, and

  5.
  Not less than 75.0% of the interest and voting power in            is ultimately held by United States Citizens.

  D.
  Trust

  1.
  is a United States Citizen (as defined in the Application for Transfer of Common Units to which this certification is attached), and

  2.
  The trustee or other representative of                is a United States Citizen, and

  3.
  Not less than 75.0% of the interest and voting power in                is ultimately held by United States Citizens.

        Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Assignee
Signature and Date
Title (if applicable)

Note:    If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or agent of any of the foregoing, the above certification shall be made both as to (a) such broker, dealer, bank, trust company, clearing corporation, other nominee owner or agent and (b) any person for whom the Assignee will hold the Common Units based on a similar certification from such beneficial owner.

APPENDIX C

GLOSSARY OF TERMS

Adjusted operating surplus:	For any period, operating surplus generated during that period is adjusted to:

        (a)    decrease operating surplus by:
        (1)    any net increase in working capital borrowings with respect to that period; and
(2) any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

        (b)    increase operating surplus by:
        (1)    any net decrease in working capital borrowings with respect to that period; and
(2) any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
Adjusted operating surplus does not include that portion of operating surplus included in clause (a) (1) of the definition of operating surplus.
Available cash:	For any quarter ending prior to liquidation:

        (a)    the sum of:
        (1)    all cash and cash equivalents of K-Sea Transportation Partners and its subsidiaries on hand at the end of that quarter; and
(2) all additional cash and cash equivalents of K-Sea Transportation Partners and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;
(b) less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of our general partner to:

                (1)    provide for the proper conduct of the business of K-Sea Transportation Partners and its subsidiaries (including reserves for future capital expenditures and for future credit needs of K-Sea Transportation Partners and its subsidiaries) after that quarter;
        (2)    comply with applicable law or any debt instrument or other agreement or obligation to which K-Sea Transportation Partners or any of its subsidiaries is a party or its assets are subject; and
(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that the general partner may not establish cash reserves for distributions to the subordinated units unless our general partner has determined that in its judgment the establishment of reserves will not prevent K-Sea Transportation Partners from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by K-Sea Transportation Partners or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.
Average daily rate:
The net voyage revenue earned by a tank vessel or group of tank vessels during a defined period, divided by the total number of days actually worked by that tank vessel or group of tank vessels during that period.
Barrel:	One barrel of petroleum products equals 42 U.S. gallons.
Barrel-carrying capacity:	The number of barrels of refined product that it takes to fill a vessel.
Black oil products:
Black oil products include residual fuel oil, which can be burned by utilities to generate electricity, bunker oil, which is used by marine vessels as fuel, asphalt, which is used in commercial, residential and highway construction, and petrochemical feedstocks, such as naphthas, which are used in making chemicals.
Capital account:
The capital account maintained for a partner under the partnership agreement. The capital account in respect of a general partner interest, a common unit, a subordinated unit, an incentive distribution right or other partnership interest will be the amount which that capital account would be if that general partner interest, common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in K-Sea Transportation Partners held by a partner.
Capital surplus:
All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.
Cargo:	The type of commodity transported by a vessel.
Charter:	A contract for the usage of a vessel.

Charterer:	An entity that contracts with an owner for the usage of the owner's vessels.
Clean oil products:	Clean oil products include motor gasoline, distillate fuel oil (such as diesel fuel, heating oils and industrial oils), jet fuel, and kerosene.
Closing price:
The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange (other than the Nasdaq Stock Market) on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange (other than the Nasdaq Stock Market), the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner.
Coastwise fleet:
The coastwise fleet generally refers to commercial vessels that transport goods in the following areas: (a) along the Atlantic, Gulf and Pacific coasts; (b) between the U.S. mainland and Puerto Rico, Alaska, Hawaii and other U.S. Pacific Islands; and (c) between the Atlantic or Gulf and Pacific coasts by way of the Panama Canal.
Coastwise trade:
With respect to K-Sea Transportation Partners, trade generally comprising voyages of between 200 and 1,000 miles by K-Sea Transportation Partners' vessels with greater than 40,000 barrels of barrel-carrying capacity. These voyages originate from the middle Atlantic states to points as far north as Canada and as far south as Cape Hatteras and from points within the Gulf Coast region to other points within that region or to the Northeast.
Common unit arrearage:
The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.
Consecutive voyage charter:
A variation of a voyage charter. Under this arrangement, the vessel owner and the charterer agree that consecutive voyages will be performed for a specified period of time. Under a consecutive voyage charter, the charterer pays for idle time.

Contract of affreightment:	A contract to provide transportation services for products over a specified trade route.
Current market price:
For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.
Deadweight tonnage:
The number of long-tons of 2,240 pounds that a vessel can transport of cargo, stores and bunker fuel. A deadweight ton is equivalent to approximately 6.5 to 7.5 barrels of capacity, depending on the specific gravity of the cargo. In this prospectus, we have assumed that a deadweight ton is 7.0 barrels of capacity.
EBITDA:	Earnings before interest, taxes, depreciation, amortization and net (gain) in reduction of debt.
Estimated maintenance capital expenditures:
An estimate made in good faith by the board of directors of our general partner (with the concurrence of the conflicts committee of the board of directors of our general partner) of the average quarterly maintenance capital expenditures that K-Sea Transportation Partners will incur over the long-term. The board of directors of our general partner may make the estimate in any manner it determines is reasonable in its sole discretion. The estimate will be made annually and whenever an event occurs that is likely to result in a material adjustment to the amount of maintenance capital expenditures on a long-term basis. K-Sea Transportation Partners will disclose to its partners the amount of estimated maintenance capital expenditures.
Expansion capital expenditures:	Cash capital expenditures for acquisitions or capital improvements. Expansion capital expenditures do not include maintenance capital expenditures.
GAAP:	Generally accepted accounting principles in the United States.
General and administrative expenses:	General and administrative expenses consist of employment costs of shoreside staff and cost of facilities, as well as legal, audit and other administrative costs.
Great Lakes Fleet:	The Great Lakes fleet generally refers to commercial vessels normally navigating the waters among U.S. Great Lakes ports and connecting waterways.
Gross tonnage:	The total volume capacity of the interior space of a vessel, including non-cargo space, using a convention of 100 cubic feet per gross ton.
Hulls:
The body or framework of a vessel. Vessels can have more than one hull, which means they have additional compartments between the cargo and the outside of the vessel. Typical vessels are single- or double-hulled.
Incentive distribution right:
A non-voting limited partner partnership interest issued to the general partner. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

Incentive distributions:	The distributions of available cash from operating surplus initially made to the general partner that are in excess of the general partner's aggregate 2% general partner interest.
Inland waterways fleet:
The inland waterways fleet refers to commercial vessels that transport goods on the navigable internal waterways of the Atlantic, Gulf and Pacific Coasts, and the Mississippi River System. The main arteries of the inland waterways network for the mid-continent are the Mississippi and the Ohio Rivers. The inland waterways fleet consists primarily of tugboats and tank barges, which typically have a shallower depth, and are generally less costly, than many tank barges operating in the coastwise fleet. The vessels comprising the inland waterways fleet are generally not built to standards required for operation in coastal waters.
Interim capital transactions:	The following transactions if they occur prior to liquidation:

(a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by K-Sea Transportation Partners or any of its subsidiaries;
(b) sales of equity interests by K-Sea Transportation Partners or any of its subsidiaries; or

(c) sales or other voluntary or involuntary dispositions of any assets of K-Sea Transportation Partners or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).
ITB:	Integrated tug barge unit.
Jones Act:
The U.S. federal statutes that govern the registration, ownership and operation of vessels documented to engage in the coastwise trade of the United States found primarily at 46 U.S.C. §12106, 46 App. U.S.C. §§802, 803 and 883 and all regulations relating thereto.
Local trade:	With respect to K-Sea Transportation Partners, trade generally comprising voyages by smaller vessels of less than 200 miles.
Maintenance capital expenditures:
Cash capital expenditures (including expenditures for the addition or improvement to our capital assets or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain over the long-term the operating capacity of K-Sea Transportation Partners' capital assets, as such assets existed at the time of such expenditure. Maintenance capital expenditures do not include expansion capital expenditures.

MARAD:	United States of America, Secretary of Transportation, Maritime Administration.
Net tonnage:	The volume capacity of a vessel determined by subtracting the engine room, crew quarters, stores and navigation space from the gross tonnage using a convention of 100 cubic feet per net ton.
Net utilization:
A percentage equal to the total number of days actually worked by a tank vessel or group of tank vessels during a defined period, divided by the number of calendar days in the period multiplied by the total number of tank vessels operating or in drydock during that period.
Net voyage revenue:	This type of revenue is equal to voyage revenue less voyage expenses.
OPA 90:	The Oil Pollution Act of 1990, as amended.
Operating expenditures:
All expenditures of K-Sea Transportation Partners and its subsidiaries, including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:
(a) Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.
(b) Operating expenditures will not include expansion capital expenditures or actual maintenance capital expenditures but will include estimated maintenance capital expenditures.
(c) Operating expenditures will not include:
(1) payment of transaction expenses relating to interim capital transactions; or
(2) distributions to partners.

Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, the general partner's good faith allocation between the amounts paid for each shall be conclusive.
Operating surplus:	For any period prior to liquidation, on a cumulative basis and without duplication:

        (a)    the sum of
        (1)    $5.0 million plus all the cash of K-Sea Transportation Partners and its subsidiaries on hand as of the closing date of its initial public offering;
        (2)    all cash receipts of K-Sea Transportation Partners and its subsidiaries for the period beginning on the closing date of the initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and
(3) all cash receipts of K-Sea Transportation Partners and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

        (b)    the sum of:
        (1)    operating expenditures for the period beginning on the closing date of the initial public offering and ending with the last day of that period; and
(2) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of K-Sea Transportation Partners and its subsidiaries or disbursements on behalf of a member of K-Sea Transportation Partners and its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if the general partner so determines.
Other revenue:	This type of revenue includes revenue from bareboat charters, where the charterer pays the voyage expenses and vessel operating expenses.
Scheduled drydocking days:
Days designated for the inspection and survey of tank vessels, and resulting maintenance work, as required by the U.S. Coast Guard and the American Bureau of Shipping to maintain the vessels' qualification to work in the U.S. coastwise trade. Generally, drydockings are required twice every five years and last between 30 and 60 days, based upon the size of the vessel and the type of work required.
Subordination period:	The subordination period will generally extend from the closing of the initial public offering until the first to occur of:
(a) the first day of any quarter beginning after December 31, 2008 for which:

                (1)    distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;
        (2)    the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis, and the related distribution on the general partner interest in K-Sea Transportation Partners; and
(3) there are no outstanding cumulative common units arrearages.

(b) the date on which the general partner is removed as general partner of K-Sea Transportation Partners upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal.
Time charter:	A contract to charter a vessel for a fixed period of time at a set daily rate.
Total tank vessel days:	Total tank vessel days is equal to the number of calendar days in the period multiplied by the total number of tank vessels operating or in drydock during that period.
U.S.-flag vessel:	A vessel documented under the laws of the United States.
Voyage charter:	A contract to carry a specific cargo from a load port to a discharge port for a fixed dollar amount.
Vessel operating expenses:
K-Sea Transportation Partners' vessel operating expenses are primarily a function of fleet size and utilization levels. The most significant direct vessel operating expenses are wages paid to vessel crews, routine maintenance and repairs and marine insurance.
Voyage expenses:
Expenses associated with K-Sea Transportation Partners' performance under time charters and contracts of affreightment, which are paid by K-Sea Transportation Partners, as vessel operator. Voyage expenses include items such as fuel, port charters, pilot fees, tank cleaning costs and canal tolls, which are unique to a particular voyage.
Voyage revenue:	This type of revenue includes revenue from time charters, contracts of affreightment and voyage charters, where K-Sea Transportation Partners, as vessel operator, pays the vessel operating expenses.
Working capital borrowings:
Borrowings used exclusively for working capital purposes or to pay distributions to partners made pursuant to a credit agreement or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year for an economically meaningful period of time.

APPENDIX D

ESTIMATED AVAILABLE CASH FROM OPERATING SURPLUS

        The following table shows the calculation of estimated available cash from operating surplus and should be read in conjunction with "Cash Available for Distribution" beginning on page 46, the K-Sea Transportation LLC Historical Combined Financial Statements, and the K-Sea Transportation Partners L.P. Unaudited Pro Forma Financial Statements.

	Year Ended June 30, 2003	Three Months Ended September 30, 2003
	(in thousands)
Pro forma net income	$11,568	$2,968
Add:
Pro forma depreciation and amortization	16,045	3,992
Pro forma interest expense, net	1,866	519
Pro forma net loss on reduction of debt	4	—
Pro forma provision for income taxes	786	198

Pro forma EBITDA (a)	30,269	7,677
Less:
Pro forma cash interest paid	2,170	635
Pro forma maintenance capital expenditures	8,389	2,094

Pro forma available cash from operating surplus	19,710	4,948
Less:
Estimated additional general and administrative expenses (b)	1,200	300
Estimated additional maintenance capital expenditures (c)	1,211	306

Estimated available cash from operating surplus (d)(e)	$17,299	$4,342

(a)
EBITDA is defined as earnings before interest, taxes, depreciation and amortization, and net loss in reduction of debt.

(b)
We estimate that we will incur incremental general and administrative expenses of approximately $1.2 million a year as a result of our becoming a public company.

(c)
Our partnership agreement requires us to subtract an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of our capital assets over the long term as opposed to the actual amounts spent.

(d)
The pro forma adjustments in the pro forma financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the financial position or results of operations of K-Sea Transportation Partners had the transactions to be effected at the closing of this offering actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts whereas available cash from operating surplus is defined in the partnership agreement primarily on a cash accounting basis. As a consequence, the amount of estimated available cash from operating surplus shown above should be viewed as a general indication of the amounts of available cash from operating surplus that may in fact have been generated by K-Sea Transportation Partners had it been formed in earlier periods.

(e)
The amounts of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, subordinated units, and

D-1

  the 2% general partner interest to be outstanding immediately after this offering are approximately:

	One Quarter	Four Quarters
	(in thousands)
Common units	$2,082.5	$8,330.0
Subordinated units	2,082.5	8,330.0
General partner	85.0	340.0

Total	$4,250.0	$17,000.0

        The amount of estimated available cash from operating surplus generated during the fiscal year ended June 30, 2003 and the three months ended September 30, 2003 would have been sufficient to allow us to pay the full minimum quarterly distribution on all the common units and subordinated units.

D-2

K-Sea Transportation Partners L.P.

3,500,000 Common Units
Representing Limited Partner Interests

PROSPECTUS

            , 2004

LEHMAN BROTHERS
UBS INVESTMENT BANK
MCDONALD INVESTMENTS INC.
RAYMOND JAMES
JEFFERIES & COMPANY, INC.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution

        Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee	$7,652
NASD filing fee	9,959
NYSE listing fee	40,000
Printing and engraving expenses	500,000
Accounting fees and expenses	650,000
Legal fees and expenses	2,350,000
Blue sky fees and expenses (including legal fees)	10,000
Transfer agent and registrar fees	15,000
Miscellaneous	417,389

Total	$4,000,000

ITEM 14. Indemnification of Directors and Officers

        The section of the prospectus entitled "The Partnership Agreement—Indemnification" beginning on page 138 is incorporated herein by this reference. Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement. Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever.

        K-Sea Transportation Partners L.P. expects to enter into indemnification agreements with each of the directors and certain officers of K-Sea General Partner GP LLC that contractually provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitees' receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination; (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken; and (iii) the establishment of certain presumptions in favor of an indemnitee. The foregoing discussion of the terms of the indemnification agreements is not intended to be exhaustive and is qualified in its entirety by reference to such agreements.

        In addition, K-Sea Transportation Partners L.P. may purchase directors' and officers' liability insurance policies for the directors and officers of K-Sea General Partner GP LLC.

ITEM 15. Recent Sales of Unregistered Securities

        On July 8, 2003, in connection with the formation of the partnership, K-Sea Transportation Partners L.P., issued (i) to K-Sea General Partner L.P. the 2% general partner interest in the partnership for $20 and (ii) to Timothy J. Casey the 98% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(2) of the Securities Act.

        On December 8, 2003, K-Sea Transportation Partners L.P. redeemed the 98% limited partner interest in the partnership for $980 and issued the incentive distribution rights to K-Sea General

Partner L.P. and an aggregate of 665,000 common units and 4,165,000 subordinated units to K-Sea Transportation LLC, EW Holding Corp. and K-Sea Transportation Corp. in an offering exempt from registration under Section 4(2) of the Securities Act.

        There have been no other sales of unregistered securities within the past three years.

ITEM 16. Exhibits and Financial Statement Schedules

(a)
The following exhibits are filed as part of this Registration Statement:

Exhibit Number		Description
1.1**	—	Form of Underwriting Agreement.
3.1**	—	Certificate of Limited Partnership of K-Sea Transportation Partners L.P.
3.2	—
Form of Second Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. (included as Appendix A to the Prospectus and including specimen unit certificate for the common units).
3.3**	—	Certificate of Limited Partnership of K-Sea Operating Partnership L.P.
3.4	—	Form of Amended and Restated Agreement of Limited Partnership of K-Sea Operating Partnership L.P.
3.5**	—	Certificate of Limited Partnership of K-Sea General Partner L.P.
3.6**	—	Form of Agreement of Limited Partnership of K-Sea General Partner L.P.
3.7	—	Certificate of Formation of K-Sea General Partner GP LLC.
3.8	—	Form of First Amended and Restated Limited Liability Company Agreement of K-Sea General Partner GP LLC.
4.1.1**	—	Trust Indenture relating to United States Government Guaranteed Ship Financing Obligations among K-Sea Transportation LLC, EW Holding Corp. and JPMorgan Chase Bank dated as of June 7, 2002.
4.1.2	—
Supplemental Indenture No. 1 to the Trust Indenture relating to United States Government Guaranteed Ship Financing Obligations among K-Sea Transportation LLC, EW Holding Corp. and JPMorgan Chase Bank dated as of June 7, 2002.
5.1**	—	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.
8.1**	—	Opinion of Baker Botts L.L.P. relating to tax matters.
10.1	—	Form of Participation and Loan and Security Agreement by and between K-Sea Operating Partnership L.P., KeyBank N.A. and The CIT Group/Equipment Financing, Inc.
10.2	—	Form of Contribution, Conveyance and Assumption Agreement.
10.3	—	Form of Omnibus Agreement.
10.4.1**	—	Commitment to Guarantee Obligations by The United States of America Accepted by K-Sea Transportation LLC and EW Holding Corp., Shipowners, dated June 7, 2002.

10.4.2	—
Form of Amendment No. 1 to Commitment to Guarantee Obligations by The United States of America Accepted by K-Sea Transportation Partners L.P., as Parent Company, and K-Sea Operating Partnership L.P., as Shipowner.
10.5	—	Form of Amended and Restated Security Agreement between K-Sea Transportation Partners L.P., K-Sea Operating Partnership L.P. and The United States of America.
10.6	—	Form of Restated Title XI Reserve Fund and Financial Agreement among K-Sea Transportation Partners L.P., K-Sea Operating Partnership L.P. and The United States of America.
10.7.1**	—	Vessel Construction Agreement by and between Bollinger Gretna, L.L.C. and K-Sea Transportation LLC dated March 23, 2001.
10.7.2**	—	Amendment No. 1 dated March 23, 2001 to the Vessel Construction Agreement by and between Bollinger Gretna, L.L.C. and K-Sea Transportation LLC dated March 23, 2001.
10.7.3**	—	Addendum No. 2 dated June 7, 2002 to the Vessel Construction Agreement by and between Bollinger Gretna, L.L.C. and K-Sea Transportation LLC dated March 23, 2001.
10.8**	—	Lease between Egret Realty Corp. and Eklof Marine Corp. dated April 30, 1999.
10.9**	—	Amendment dated as of October 15, 2002 to Lease between Egret Realty Corp. and Eklof Marine Corp.
10.10†**	—	Form of K-Sea Transportation Partners L.P. Long-Term Incentive Plan.
10.11†**	—	Form of K-Sea Transportation Partners L.P. Employee Unit Purchase Plan.
10.12†**	—	Form of Employment Agreement between K-Sea Transportation Inc. and Timothy J. Casey.
10.13†**	—	Form of Employment Agreement between K-Sea Transportation Inc. and John J. Nicola.
10.14†**	—	Form of Employment Agreement between K-Sea Transportation Inc. and Richard P. Falcinelli.
10.15†**	—	Form of Employment Agreement between K-Sea Transportation Inc. and Thomas M. Sullivan.
10.16	—	Form of Indemnification Agreement.
21.1**	—	List of subsidiaries.
23.1	—	Consent of PricewaterhouseCoopers LLP.
23.2**	—	Consent of Baker Botts L.L.P. (contained in Exhibit 5.1).
23.3**	—	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1).
24.1**	—	Powers of Attorney (included on the signature page).

**
Previously filed.

†
Management contract, compensatory plan or arrangement.

ITEM 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 2, 2004.

K-SEA TRANSPORTATION PARTNERS L.P.
By:	K-SEA GENERAL PARTNER L.P.
By:	K-SEA GENERAL PARTNER GP LLC
By:	/s/ TIMOTHY J. CASEY Timothy J. Casey President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below and on the dates indicated.

Signature	Title	Date

/s/ TIMOTHY J. CASEY Timothy J. Casey	President, Chief Executive Officer and Director (Principal Executive Officer)	January 2, 2004
* John J. Nicola	Chief Financial Officer (Principal Financial and Accounting Officer)	January 2, 2004
* James J. Dowling	Chairman and Director	January 2, 2004
* Brian P. Friedman	Director	January 2, 2004
*By:	/s/ TIMOTHY J. CASEY Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
1.1**	—	Form of Underwriting Agreement.
3.1**	—	Certificate of Limited Partnership of K-Sea Transportation Partners L.P.
3.2	—
Form of Second Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. (included as Appendix A to the Prospectus and including specimen unit certificate for the common units).
3.3**	—	Certificate of Limited Partnership of K-Sea Operating Partnership L.P.
3.4	—	Form of Amended and Restated Agreement of Limited Partnership of K-Sea Operating Partnership L.P.
3.5**	—	Certificate of Limited Partnership of K-Sea General Partner L.P.
3.6**	—	Form of Agreement of Limited Partnership of K-Sea General Partner L.P.
3.7	—	Certificate of Formation of K-Sea General Partner GP LLC.
3.8	—	Form of First Amended and Restated Limited Liability Company Agreement of K-Sea General Partner GP LLC.
4.1.1**	—	Trust Indenture relating to United States Government Guaranteed Ship Financing Obligations among K-Sea Transportation LLC, EW Holding Corp. and JPMorgan Chase Bank dated as of June 7, 2002.
4.1.2	—
Supplemental Indenture No. 1 to the Trust Indenture relating to United States Government Guaranteed Ship Financing Obligations among K-Sea Transportation LLC, EW Holding Corp. and JPMorgan Chase Bank dated as of June 7, 2002.
5.1**	—	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.
8.1**	—	Opinion of Baker Botts L.L.P. relating to tax matters.
10.1	—	Form of Participation and Loan and Security Agreement by and between K-Sea Operating Partnership L.P., KeyBank N.A. and The CIT Group/Equipment Financing, Inc.
10.2	—	Form of Contribution, Conveyance and Assumption Agreement.
10.3	—	Form of Omnibus Agreement.
10.4.1**	—	Commitment to Guarantee Obligations by The United States of America Accepted by K-Sea Transportation LLC and EW Holding Corp., Shipowners, dated June 7, 2002.
10.4.2	—
Form of Amendment No. 1 to Commitment to Guarantee Obligations by The United States of America Accepted by K-Sea Transportation Partners L.P., as Parent Company, and K-Sea Operating Partnership L.P., as Shipowner.
10.5	—	Form of Amended and Restated Security Agreement between K-Sea Transportation Partners L.P., K-Sea Operating Partnership L.P., and The United States of America.
10.6	—	Form of Restated Title XI Reserve Fund and Financial Agreement among K-Sea Transportation Partners L.P., K-Sea Operating Partnership L.P. and The United States of America.

10.7.1**	—	Vessel Construction Agreement by and between Bollinger Gretna, L.L.C. and K-Sea Transportation LLC dated March 23, 2001.
10.7.2**	—	Amendment No. 1 dated March 23, 2001 to the Vessel Construction Agreement by and between Bollinger Gretna, L.L.C. and K-Sea Transportation LLC dated March 23, 2001.
10.7.3**	—	Addendum No. 2 dated June 7, 2002 to the Vessel Construction Agreement by and between Bollinger Gretna, L.L.C. and K-Sea Transportation LLC dated March 23, 2001.
10.8**	—	Lease between Egret Realty Corp. and Eklof Marine Corp. dated April 30, 1999.
10.9**	—	Amendment dated as of October 15, 2002 to Lease between Egret Realty Corp. and Eklof Marine Corp.
10.10†**	—	Form of K-Sea Transportation Partners L.P. Long-Term Incentive Plan.
10.11†**	—	Form of K-Sea Transportation Partners L.P. Employee Unit Purchase Plan.
10.12†**	—	Form of Employment Agreement between Transportation Inc. and Timothy J. Casey.
10.13†**	—	Form of Employment Agreement between Transportation Inc. and John J. Nicola.
10.14†**	—	Form of Employment Agreement between Transportation Inc. and Richard P. Falcinelli.
10.15†**	—	Form of Employment Agreement between Transportation Inc. and Thomas M. Sullivan.
10.16	—	Form of Indemnification Agreement.
21.1**	—	List of subsidiaries.
23.1	—	Consent of PricewaterhouseCoopers LLP.
23.2**	—	Consent of Baker Botts L.L.P. (contained in Exhibit 5.1).
23.3**	—	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1).
24.1**	—	Powers of Attorney (included on the signature page).

**
Previously filed.

†
Management contract, compensatory plan or arrangement.

QuickLinks

PROSPECTUS SUMMARY
K-Sea Transportation Partners L.P.
The Transactions
Organizational Structure Before the Transactions
Organizational Structure After the Transactions
Summary of Conflicts of Interest and Fiduciary Duties
The Offering
Summary Historical and Pro Forma Financial and Operating Data
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
CASH DISTRIBUTION POLICY
CASH AVAILABLE FOR DISTRIBUTION
K-Sea Transportation Partners L.P. Statement of Forecasted Results of Operations and Cash Flows (in thousands)
K-Sea Transportation Partners L.P. Summary of Significant Accounting Policies and Forecast Assumptions
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW OF THE DOMESTIC TANK VESSEL INDUSTRY
Effect of OPA 90 Phase-out of U.S. Single-hull Tank Barges Reduction of Oil Transportation Capacity by Year
Effect of OPA 90 Phase-out of U.S. Single-hull Tankers Reduction of Oil Transportation Capacity by Year
Average Daily Demand of Refined Petroleum Products
Tank Barge
Tanker
BUSINESS
K-Sea Transportation Partners L.P. Major Customers
K-Sea Transportation Partners L.P. Tank Vessel Fleet
K-Sea Transportation Partners L.P. Tugboat Fleet
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
DESCRIPTION OF THE COMMON UNITS
DESCRIPTION OF THE SUBORDINATED UNITS
THE PARTNERSHIP AGREEMENT
UNITS ELIGIBLE FOR FUTURE SALE
MATERIAL TAX CONSEQUENCES
INVESTMENT IN K-SEA TRANSPORTATION PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS
UNDERWRITING
VALIDITY OF THE COMMON UNITS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
INDEX TO FINANCIAL STATEMENTS
INTRODUCTION TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
K-SEA TRANSPORTATION PARTNERS L.P. UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET (in thousands)
K-SEA TRANSPORTATION PARTNERS L.P. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (in thousands, except for unit and per unit data)
K-SEA TRANSPORTATION PARTNERS L.P. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (in thousands, except for unit and per unit data)
K-SEA TRANSPORTATION PARTNERS L.P. NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors
K-SEA TRANSPORTATION LLC CONSOLIDATED BALANCE SHEETS (in thousands)
K-SEA TRANSPORTATION LLC CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands)
K-SEA TRANSPORTATION LLC CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY (in thousands)
K-SEA TRANSPORTATION LLC CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
K-SEA TRANSPORTATION LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands)
Report of Independent Auditors
K-SEA TRANSPORTATION PARTNERS L.P. BALANCE SHEET July 14, 2003
K-SEA TRANSPORTATION PARTNERS L.P. NOTES TO BALANCE SHEET
Report of Independent Auditors
K-SEA GENERAL PARTNER LLC BALANCE SHEET July 14, 2003
K-SEA GENERAL PARTNER LLC NOTES TO BALANCE SHEET
SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF K-SEA TRANSPORTATION PARTNERS L.P.

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF K-SEA TRANSPORTATION PARTNERS L.P.
ARTICLE I DEFINITIONS
ARTICLE II ORGANIZATION
ARTICLE III RIGHTS OF LIMITED PARTNERS
ARTICLE IV CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS
ARTICLE V CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS
ARTICLE VI ALLOCATIONS AND DISTRIBUTIONS
ARTICLE VII MANAGEMENT AND OPERATION OF BUSINESS
ARTICLE VIII BOOKS, RECORDS, ACCOUNTING AND REPORTS
ARTICLE IX TAX MATTERS
ARTICLE X ADMISSION OF PARTNERS
ARTICLE XI WITHDRAWAL OR REMOVAL OF PARTNERS
ARTICLE XII DISSOLUTION AND LIQUIDATION
ARTICLE XIII AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE
ARTICLE XIV MERGER
ARTICLE XV RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS
ARTICLE XVI GENERAL PROVISIONS
EXHIBIT A to the Second Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. Certificate Evidencing Common Units Representing Limited Partner Interests in K-Sea Transportation Partners L.P.
[Reverse of Certificate] ABBREVIATIONS
ASSIGNMENT OF COMMON UNITS in K-SEA TRANSPORTATION PARTNERS L.P. IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES DUE TO TAX SHELTER STATUS OF K-SEA TRANSPORTATION PARTNERS L.P.
EXHIBIT B to the Second Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. Certificate Evidencing Common Units Representing Limited Partner Interests in K-Sea Transportation Partners L.P.
APPENDIX B
APPENDIX C
GLOSSARY OF TERMS
APPENDIX D
ESTIMATED AVAILABLE CASH FROM OPERATING SURPLUS
PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
EXHIBIT INDEX